Exhibit 99.1
WeRide Inc. Supplemental and Updated Disclosures
WeRide Inc., or the Company, has filed an application, or the Listing Application, with the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, in connection with a proposed dual primary listing, or the Listing, of its Class A ordinary shares, or the Shares, on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering of the Shares, or the Offering.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024, or the 2024 Form 20-F. This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2024 Form 20-F and other disclosures in documents or reports filed with or furnished to the United States Securities and Exchange Commission.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our mission, goals and strategies: WeRide’s future business development, financial condition and results of operations; the expected changes in WeRide’s revenue, expenses or expenditures; the expected growth of the autonomous driving market in China and globally; WeRide’s expectations regarding demand for and market acceptance of its products and services; WeRide’s ability to improve and enhance our autonomous driving technology and offer quality products and services; competition in WeRide’s industry; government policies and regulations relating to WeRide’s industry; general economic and business conditions in China and globally; the outcome of any legal or administrative proceedings; and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual report on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS
Continued International Expansion
In April 2025, we announced that we are integrating our autonomous robotaxis into Dubai’s public transportation system through a partnership with Dubai’s Road and Transport Authority and Uber, which was formalized via a memorandum of understanding signed in March 2025. This latest launch in Dubai follows our successful robotaxi launch in Abu Dhabi in 2021, positioning us as a key player in autonomous mobility technology services in the Middle East. It also marks the second city in the region where we are collaborating with Uber to bring cutting-edge autonomous mobility solutions to the public. This collaboration represents a significant milestone in our mission to make autonomous mobility a global reality, reinforcing our position as a partner of choice in bringing innovative technology closer to people.
In May 2025, we and Uber announced a significant expansion of our previously announced strategic partnership, adding 15 additional cities globally over the next five years, including in Europe.
In June 2025, we announced that we are partnering with Renault Group for the second consecutive year, to provide a L4 autonomous minibus shuttle service during the 2025 Grand Slam tournament on the iconic clay courts.
In July 2025, our robotaxi was granted Saudi Arabia’s first robotaxi autonomous driving permit.
In August 2025, we and Grab, Southeast Asia’s leading superapp, announced a strategic partnership between us to accelerate the deployment and commercialization of L4 robotaxis in Southeast Asia, and reflects a shared vision to seamlessly integrate WeRide vehicles into Grab’s network to enhance service level.
In September 2025, our robobus was granted Belgium’s first federal test permit for a Level 4 autonomous shuttle, making us the only technology company in the world with products holding autonomous driving permits in seven countries: Belgium, China, France, the UAE, Saudi Arabia, Singapore, and the U.S.
Commitment to Equity Investment
Uber has committed to an equity investment of US$100 million, in addition to its existing investment, in our company as part of the recently announced expanded cooperation. This investment is expected to be called by us and completed by the fourth quarter of 2025, with closing subject to customary conditions, unless extended at our option. Uber will invest at a price based on the volume-weighted average price of our ADSs prior to the closing. Additionally, Grab has committed to a strategic equity investment in our company as part of the recently announced strategic partnership.
Potential Regulatory Development
Chinese government may increase its scrutiny over the use of proceeds raised by domestic companies from Hong Kong share sales or their overseas investment. When we repatriate funds to the PRC from overseas financing activities, we may be required to complete certain filing or approval procedures to transfer funds out of the PRC for purposes such as investment, acquisition, or other capital account activities. Such requirements may negatively affect our ability to pursue overseas expansion.
Continued Net Loss
We expect to record net loss in 2025 primarily due to anticipated increases in our research and development expenses and selling expenses. We expect our research and development expenses to increase in 2025 as we continue to expand our R&D team and invest in developing new technologies, products and solutions. We also expect our selling expenses to increase in absolute amount in 2025, as we continue accelerating market entry and global expansion through both zero-to-one expansion into new geographies and scaling in new markets once we have established operations. We may incur net loss, considering the initial fixed investments and preparation for scaled commercialization when entering new markets. See “Financial Information—Description of Key Components of Results of Operations—Operating Expenses” for more details.

NO MATERIAL ADVERSE CHANGE
Our Directors have confirmed that there has been no material adverse change in our financial or trading position or prospects since June 30, 2025, being the end date of our latest historical financial information set out in the Accountants’ Report included in Appendix I to this document, and up to the date of this document.

RISK FACTORS
An [REDACTED] in our Class A Ordinary Shares or ADSs involves significant risks. You should consider carefully all of the information in this document, including the risks and uncertainties described below, before making an [REDACTED] in our Class A Ordinary Shares or ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. The [REDACTED] of our Class A Ordinary Shares or ADSs could significantly decrease due to any of these risks, and you may lose all or part of your [REDACTED].
These factors are contingencies that may or may not occur, and we are not in a position to express a view on the likelihood of any such contingency occurring. The information given is as of the Latest Practicable Date unless otherwise stated, will not be updated after the date hereof, and is subject to the cautionary statements in “Forward-Looking Statements.”
We believe there are certain risks and uncertainties involved in our operations, some of which are beyond our control. We have categorized these risks and uncertainties into: (i) risks related to the research and development of our products and services, (ii) risks related to our financial condition and need for additional capital, (iii) risks related to the commercialization of our products and technologies, (iv) risks related to the manufacturing of our products, (v) risks related to our intellectual property rights, (vi) risks related to our general operations, (vii) risks related to doing business in mainland China, (viii) risks related to our WVR structure, (ix) risks related to our Class A Ordinary Shares, ADSs and the [REDACTED], and (x) risks related to the dual [REDACTED].
Additional risks and uncertainties that are presently not known to us or not expressed or implied below or that we currently deem immaterial could also harm our business, results of operations and financial condition. You should consider our business and prospects in light of the challenges we face, including those discussed in this section.
RISKS RELATED TO THE RESEARCH AND DEVELOPMENT OF OUR PRODUCTS AND SERVICES
We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.
We commenced operations in 2017. We launched paid robotaxi services to the public in China in 2019. We achieved commercial production of our robobus in China in 2021 and started its public service in Guangzhou in 2022. We also launched our robovan and robosweeper in September 2021 and April 2022, respectively. We started to offer key ADAS technologies and ecosystem support in 2022, and commenced mass production of a leading ADAS in March 2024. We are still in a relatively early stage of development and commercialization.
You should consider our business and prospects in light of the risks and challenges we face as a company with limited operating history into a rapidly-evolving industry, including, among other things, with respect to our ability to:
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design and offer safe, reliable and quality autonomous driving products and services on an ongoing basis;

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establish and expand our customer base for our purpose-built L4 autonomous driving vehicles, including robotaxi, robobus and other vehicle types;

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successfully launch and commercialize future special purpose vehicles;

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successfully expand our operations in the ADAS market leveraging our technological and commercialization experience in the L4 vertical;

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successfully expand to new geographical areas and jurisdictions;

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successfully produce autonomous driving vehicles with our OEM partners in the expected timeline;

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maintain the safe operation of our purpose-built L4 autonomous driving vehicles;

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establish and maintain cooperative relationships with ecosystem partners, such as OEMs, Tier 1 suppliers, logistics and urban service providers, and others;

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improve and enhance our platform and autonomous technology, and maintain a reliable, secure, high-performance and scalable technology infrastructure;

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improve and maintain our operational efficiency;

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successfully market our product and service offerings;

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attract, retain, and motivate talented employees;

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obtain and generate sufficient capital to maintain our operations and grow our business;

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anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

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build a well-recognized and respected brand; and

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navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business, prospects, financial condition and results of operations may be materially and adversely affected. There are also a number of additional challenges to autonomous driving, many of which are not within our control, including market acceptance of autonomous driving, governmental licensing requirements, concerns regarding data security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us), and the general perception that an autonomous driving vehicle is not safe because there is no human driver. There can be no assurance that the market will accept our technology, in which case our future business, results of operations and financial condition could be adversely affected. In addition, the global autonomous driving industry is in general in its early stages and rapidly evolving. Our autonomous driving technology has not yet commercialized at a large scale. We cannot assure you that we will be able to adapt to changing market or regulatory conditions swiftly or cost-effectively. If we fail to do so, our business, results of operations and financial condition will be adversely affected.
In addition, because we have limited historical financial track record and operate in a rapidly-evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more established market. In future periods, our revenue growth may slow down or even decline for a number of reasons, including slower-than-expected commercialization of our products and services, fiercer competition, unfavorable market conditions and rapidly evolving government regulations. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly-changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our actual results of operations could differ materially from our projections, and our business, prospects, financial condition and results of operations could be adversely affected.
We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.
Technology is a key competing factor to the autonomous driving industry. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. We have made substantial investments to develop new offerings and technologies. For the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, our research and development expenses amounted to RMB758.6 million, RMB1,058.4 million, RMB1,091.4 million (US$152.4 million), RMB517.2 million and RMB644.6 million (US$90.0 million), respectively, representing 143.8%, 263.4%, 302.2%, 344.2% and 322.9% of our revenues for the corresponding year/period. We expect to incur substantial and potentially increasing research and development expenses in developing new technologies, products and service offerings and to dedicate substantial resources to improving and refining our technology stack. If we do not spend our development budget efficiently or effectively on innovative and commercially successful technologies, we may not realize the expected benefits from our investments.

In addition, we will pursue new initiatives which may carry a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. For example, we entered into a strategic partnership with Bosch in 2022 under which we, as a Tier 2 supplier, provide research and development services, key technologies and ecosystem support. Because such offerings and technologies are new, they will likely involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks, some of which we do not currently anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and services developed by others will render our product and service offerings noncompetitive or obsolete. Furthermore, our development efforts with respect to new products and service offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, services and technologies. Even if we are successful in developing new products, services or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, services or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results and prospects may be harmed.
RISKS RELATED TO OUR FINANCIAL CONDITION AND NEED FOR ADDITIONAL CAPITAL
We have only recently started to generate revenue and have a history of net losses and operating cash outflow as well as net current liabilities and deficit during the Track Record Period. There is no assurance that we will become or subsequently remain profitable.
We have only recently started to generate revenue and have not been profitable since our inception. We incurred loss of RMB1,298.5 million, RMB1,949.1 million, RMB2,516.8 million (US$351.3 million), RMB881.7 million and RMB791.5 million (US$110.5 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively. We recorded net cash outflow from operating activities of RMB670.4 million, RMB474.9 million and RMB593.6 million (US$82.9 million), and RMB663.4 million (US$92.6 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, respectively. We expect to incur net losses as well as net cash outflow from operating activities in the near future.
We have made significant up-front investments in research and development, administrative and selling expenses to rapidly develop and expand our business and technologies. We expect to continue to invest significantly in research and development, administrative and selling expenses, to establish and expand our business, and these investments may not result in an increase in revenue on a timely basis, or at all.
We may not generate sufficient revenue or we may incur substantial losses for a number of reasons, including the lack of demand for our products and services, increasing competition, challenging macro-economic environment as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in achieving profitability and maintaining and enhancing our cash position, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.
In addition, we have a history of net current liabilities and deficit during the Track Record Period. We recorded net current liabilities of RMB2,305.9 million and RMB3,221.4 million as of December 31, 2022 and 2023, respectively. Moreover, we had net liabilities of RMB2,082.1 million and RMB3,051.9 million as of December 31, 2022 and 2023, respectively, primarily due to the loss for the year. Our net deficit position may limit our working capital for the purpose of operations or capital for our expansion plans and materially and adversely affect our business, results of operations and financial condition. We record net current assets of RMB6,745.5 million (US$941.6 million) and RMB6,033.9 million (US$842.3 million) as of December 31, 2024 and June 30, 2025, respectively, as compared to net current liabilities of RMB3,221.4 million as of December 31, 2023. The significant change in our net current position was primarily due to the proceeds from our U.S. IPO and the conversion of preferred shares and other financial instruments subject to redemption and other preferential rights into equity following our U.S. IPO.
If we fail to obtain or generate sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected.
We need significant capital to, among other things, conduct research and development for our autonomous driving technology platform, attract and retain top talent, launch new autonomous driving vehicle types, offer more advanced ADAS features, maintain and grow our fleet, expand our customer base and provide quality technical support services. Our capital expenditures, which represent payments for purchase of intangible assets, property and equipment, were RMB82.7 million, RMB37.0 million, RMB85.5 million (US$11.9 million), RMB33.3 million and RMB134.5 million (US$18.8 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively. See “Financial Information—Capital Expenditure.” We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development, and that our level of capital expenditures may be significantly affected by customers’ demand for our products and services. The fact that we have a limited operating history and we operate in a novel and evolving industry means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate especially in the fast-evolving autonomous driving industry that we operate. In addition, we may need a substantial amount of cash to fulfill certain covenants under our agreements with business partners. For example, pursuant to the shareholders agreement we entered into on July 10, 2019 with two investors, if the joint venture company established by these investors and us does not complete an initial public offering within six years after its incorporation, we may be required by one of the investors to repurchase all or a part of its equity interests in the joint venture, and may need to pay the other investor certain amount of cash to ensure its investment return. As a result, we recognized put option liabilities of RMB39.8 million, RMB40.4 million and RMB41.1 million (US$5.7 million) as of December 31, 2022, 2023 and 2024 and RMB41.4 million (US$5.8 million) as of June 30, 2025, respectively. See Note 24 to the Accountants’ Report included in Appendix I to this document for details.
Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions, [REDACTED] acceptance of our business plans and other factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds to support liquidity, we will have to significantly reduce our spending, or delay or cancel our planned activities. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.
In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could subject us to operating and financing covenants that would restrict our operations or our ability to pay dividends to our Shareholders.
We received government grants during the Track Record Period, but we cannot guarantee that we will continue to receive such grants or subsidies in the future. In addition, the changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operation results in the long term.
During the Track Record Period, we received government grants and recognized government grants as other net income of RMB19.7 million, RMB14.4 million, RMB14.1 million (US$2.0 million), RMB6.9 million and RMB0.5 million (US$63 thousand) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively. We also recorded government grants received with conditions of RMB139.1 million, RMB176.4 million, RMB184.5 million (US$25.8 million) and RMB187.2 million (US$26.1 million) in other payables as of December 31, 2022, 2023, 2024 and June 30, 2025, respectively, and RMB5.9 million, RMB6.5 million, RMB4.7 million (US$0.7 million) and RMB8.1 million (US$1.1 million) in other non-current liabilities as of December 31, 2022, 2023, 2024 and June 30, 2025, respectively. However, there is no assurance of the continued availability of the government grants currently enjoyed by us, any reduction or elimination of which would have an adverse effect on our financial condition. Our eligibility for government grants depends on a variety of factors, including the relevant government policies, the availability of funding at different granting authorities, and the development progress made by other peer companies. In addition, the timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance, such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China. Further, there are also government grants that have no conditions attaching to them and such grants are recognized as other net income when the grants are received.
During the Track Record Period, we sold a portion of our vehicles to customers in China. While we have started to sell vehicles internationally, these sales have not yet achieved scale, and the volume remains low with high pricing. The limited scale of our international sales does not pose a significant threat to the competitive landscape in those markets. As a result, we believe that the risk of tariffs or other non-tariff trade barriers being imposed on our vehicles due to the government subsidies we receive is currently remote. However, in the long term, we cannot rule out the possibility that our Company may be subject to tariffs or other non-tariff trade barriers as our international presence grows. In addition, trade-related tensions between China and the United States and other jurisdictions remain an important source of potential risk, and such tension may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions, especially to the companies receiving government grants from PRC, like us. If we plan to offer an increased number of vehicles internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have a material adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.
RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS AND TECHNOLOGIES
Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected.
The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, considerable capital requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. Our future business depends, to a large extent, on our ability to continue to develop and successfully commercialize our products and services. We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. Our ability to develop, deliver and commercialize at scale our autonomous driving platform and systems to support or perform autonomous operation of autonomous driving vehicles is still to be further proven.
Our products and autonomous driving system are technical and complex, and commercial application requires that we meet very high standards for technology performance and system safety. We may be unable to timely release new products and services that meet our intended commercial use cases, and we may therefore experience limited than expected commercialization of our technology. Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time to complete our own technology development, commercialization and large-scale operation than is currently projected. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected corner cases and inclement weather conditions.

These improvements may take us longer than expected, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.
Our continued enhancement of our autonomous driving technology is and will be subject to risks, including but not limited to the following aspects:
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our ability to achieve sufficiently safe autonomous driving system performance;

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our ability to develop ADAS that enable autonomous driving functions on vehicles;

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acceptance from our customers and potential customers, as well as the general public of our autonomous driving products and services as well as the autonomous driving technology in general;

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our ability to continue to enhance our data analytics and software technology;

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our ability to successfully complete system testing, validation and obtain safety approvals;

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our ability to obtain additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

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our ability to preserve core intellectual property rights;

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our ability to design, develop and secure necessary components on acceptable terms and in a timely manner;

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our ability to secure additional capital to support our research and development activities; and

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our ability to expand and strengthen cooperative relationships with our ecosystem partners.

Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, regulatory authorities, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.
Demand for autonomous driving technology depends to a large extent on general, economic, political, regulatory and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict customer demand or penetration rates for our products and services. Our technology targeting advanced autonomous driving requires significant investment and longer time-to-market, and may not be commercially successful on a large scale in the short term, or at all.
In addition, regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could also cause the public or our potential business partners and end users to lose confidence in autonomous driving products and services in general. The safety of such technology depends in part on end users of the autonomous driving vehicles, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For instances, in recent years, there have been several car accidents involving vehicles equipped with autonomous driving systems from various manufacturers. Although many of these accidents were not caused by malfunctions in the autonomous driving systems, they still resulted in significant negative publicity to the autonomous driving industry. In the future, accidents involving autonomous driving vehicles could result in suspension or prohibition of autonomous driving vehicles, which could negatively affect our business and the autonomous driving industry as a whole. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.
Our future growth depends in part on the overall development trend of autonomous driving industry and acceptance of our technology. The market may not accept our technology, products and services, at the pace we expect, or at all, and our business, prospects, financial condition and results of operations will be materially and adversely affected. Key industry participants may develop competing services or may otherwise seek to overthrow our efforts. For example, our robotaxis and robobuses might displace individual drivers for taxis, buses and ride hailing services, which may be interpreted as negatively affecting employment opportunities for these individuals, as has been the case in other industries that have been subject to automation. This could result in negative publicity and even legislation or regulations that make it more difficult to operate our business in certain jurisdictions that we may expand our operations into. Any such occurrences could materially harm our future business.
Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.
As a relatively new enterprise that is beginning to scale our business, we encounter considerable difficulties, many of which are beyond our control. The difficulties include, among others, unknown future challenges and opportunities, substantial risks and expenses in the course of developing new products and services, entering new markets, undertaking marketing activities and delivering our products and services to our customers. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. Therefore, there is substantial uncertainty as to the success of our business plan. We may not be able to scale up rapidly enough to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by companies at an early stage of commercialization, including marketing our products and services, scaling up our operation and headcount, and may incur unforeseen expenses, difficulties, or delays in connection with our growth. Any [REDACTED] in our Company is therefore highly speculative and could result in the loss of your entire [REDACTED].
We have limited experience to date in applying our autonomous driving technology at a large scale. As of the Latest Practicable Date, we had offered paid robotaxi services for over 2,200 days. As of the same date, our robobuses had been deployed in more than 30 cities in nine countries, namely, Belgium, Switzerland, France, Japan, Singapore, the UAE, Saudi Arabia, Qatar and China, and had offered transportation services since November 2021. We launched the world’s first robovan dedicated to intra-city delivery of goods in urban cities in September 2021, and the world’s first purpose-built robosweeper designed for open road in April 2022, according to CIC. As of the Latest Practicable Date, we have not yet delivered to third parties our purpose-built L4 autonomous driving vehicles at a large scale. We have reached understanding with customers regarding future orders of our autonomous vehicle. Until the customers enter into definitive purchase agreements for our autonomous vehicle, which is within the discretion of the customers, no assurance can be made that the customers will purchase our autonomous vehicles and we can receive payment as scheduled. In addition, we have only recently started delivering ADAS, and have had limited proven track record of successful operation in ADAS applications. Whether the order forecast from our customers will materialize will ultimately depend on various factors, including the market acceptance of the vehicle models on which ADAS will be installed, which are beyond our control.
Even if we are successful in developing and commercializing our autonomous driving and ADAS technology, we could face unexpected difficulties, delays and cost overruns, including as a result of factors beyond our control such as unforeseen issues with our technology, problems with suppliers and adverse regulatory developments. Any failure to develop our technology within our projected costs and timelines or failure to execute our business plan as expected could have material adverse effects on our business, prospects, operating results and financial condition.
In addition, we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services. We also intend to adopt an asset-light model across our different business lines, such that instead of owning autonomous driving fleet by ourselves, we may cooperate with third-party fleet asset owners and operate the vehicles on our platform. However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospects, financial condition and results of operations. See “—Risks Related to the Manufacturing of Our Products—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks.” In addition, as the scale of our business grows, it is possible that we may be required to take up vehicle manufacturing and operation of a larger autonomous driving vehicle fleet ourselves, which is much more capital-intensive for us relative to partnering with third parties. If that happens, we cannot guarantee that we will possess the necessary human and capital resources to complete such transition, in the expected timeframe or at all. Failure to do so could have material adverse effects on our business, prospects, operating results and financial condition.

If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.
In order to succeed, we need to tailor our products and services to address rapidly-changing customer demands, the evolving autonomous driving technology and emerging user cases. Our results of operation will depend on our ability to adapt and respond effectively to these changes in a timely manner. We may not be equipped with the insight into new trends in the autonomous driving industry that could emerge and affect our business operations, and we may not be able to forecast and meet the continuously changing demands and preferences towards our products and services. If we fail to develop new features of our technology platform, autonomous driving vehicles or ADAS to meet the emerging marketing demands, we may lose our competitive edge over other industry participants. If we fail to accurately estimate the demand for our products and services, match the timing and quantities of component and supplies purchases to actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption and storage, transportation and write-off costs, which could have a material adverse effect on our business, prospects, financial condition and operating results.
We cannot assure you that our technology will achieve the required reliability for autonomous driving at a large scale commercially. There can be no assurance that our algorithms and data analytics could predict every single potential issue that may arise during the operation of our autonomous driving vehicles, the failure of which could lead to road accidents and casualties, and could materially and adversely affect our business, prospects, financial condition and results of operations.
Furthermore, there can be no assurance that our customers and end users will be able to properly adapt to the different operation processes for our autonomous driving vehicles. Any accidents resulting from such failure to operate our autonomous driving vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a material adverse effect on our business, prospects, financial condition and operating results.
Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.
Our relationship with our customers and business partners is crucial to our success. We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of services, including autonomous driving related operational and technical support services, ADAS research and development services, and intelligent data services. If we fail to maintain relationships with our customers, or fail to continue to attract new customers, or if our customers or end users reduce or cease the use of our products and services for any reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.
In addition, we depend on a limited number of customers, including certain shareholders of our Company, to generate a substantial portion of our revenue. The revenue attributable to our five largest customers in each year/period during the Track Record Period was RMB415.7 million, RMB307.6 million, RMB169.3 million (US$23.6 million) and RMB96.4 million (US$13.5 million) for the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2025, respectively, representing 78.8%, 76.6%, 46.8% and 48.4% of our total revenue for the corresponding year/period. The revenue attributable to our largest customer in each year/period during the Track Record Period was RMB155.9 million, RMB222.3 million, RMB88.2 million (US$12.3 million) and RMB33.1 million (US$4.6 million) for the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2025, respectively, representing 29.6%, 55.3%, 24.4% and 16.6% of our total revenue for the corresponding year/period. We derived 10.2%, 12.1%, 8.9% and 4.1% of our total revenue from related parties for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, respectively. There is no assurance that we will be able to maintain or expand our relationships with our customers, or that we will be able to continue to serve them at current levels, or at all. If any of our customers significantly reduces or even ceases its use of our products and services, we may not be able to find alternative customers at comparable levels, or at all. In addition, we may not be able to continue to attract new customers. As a result, we may experience a decline in our revenue, which will negatively affect our results of operations and financial performance.

RISKS RELATED TO THE MANUFACTURING OF OUR PRODUCTS
We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks.
Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have established a robust ecosystem consisting of OEMs, Tier 1 suppliers, logistics and urban service providers, and others. A number of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation for our product and service offerings. Components manufactured by OEMs or our Tier-1 suppliers could contain defects that would cause our autonomous driving vehicles to fail to operate as intended. We will also need to identify and negotiate additional relationships with other third parties. We may not be able to successfully identify and negotiate definitive agreements with these business partners on terms that are attractive or at all, which would cause us to incur increased costs to develop and provide these capabilities.
Collaboration with these third parties is subject to risks, some of which are outside our control. We could experience delays to the extent our partners do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development projects. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. In addition, our ability to successfully commercialize could also be adversely affected by perceptions about the quality of our or our partners’ products and services. If our existing partner agreements were to be terminated, we may be unable to enter into new agreements on terms and conditions acceptable to us. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.
Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.
Some of our customers may experience reduced payment capabilities due to a downturn in the macroeconomic environment, leading to extended payment cycles and making it more challenging for us to collect receivables. For example, our impairment loss on receivables and contract assets significantly increased from RMB11.7 million in 2022 to RMB40.2 million in 2023, primarily attributed to the aging deterioration of receivables and contract assets, as a result of slowed cash collection from our customers, and the increase of our balances of receivables. Our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million (US$4.0 million) in 2024 as we enhanced our collection of receivables. Our impairment loss on receivables and contract assets decreased from RMB13.4 million in the six months ended June 30, 2024 to RMB2.8 million (US$0.4 million) in the same period in 2025, primarily due to our improved collection of receivables. There is no assurance that the financial position of our customers will remain healthy in the future. If our customers experience financial distress or are unable to settle their payments in a timely manner or at all, our liquidity and the financial condition could be adversely affected.
Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.
Most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles are sourced from third-party suppliers and our OEM partners. We have limited experience in managing a large supply chain to manufacture and deliver vehicles at scale. In addition, some of the key components used to manufacture our autonomous driving vehicles come from limited sources of supply. We may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. In addition, our agreements with most of our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors, and the availability and pricing of the components provided may be beyond our control. During the Track Record Period, we did not experience shortages in the supply of key components from our major suppliers. However, we may be subject to component shortages or pricing fluctuations in the future which could materially and adversely affect our business and results of operations. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, our business partners who manufacture our autonomous driving vehicles may not be able to develop alternate sources in a timely manner in the case of limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult and costly, and our business partners who manufacture our autonomous driving vehicles may not be able to source these components on terms that are acceptable to us, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our product launch timeline or scheduled product deliveries to users. This could adversely affect our relationships with our customers and could delay the expansion of our operations, including with our business partners who manufacture our autonomous driving vehicles. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to source these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to meet customer demand, which may result in our customers using competitive services instead of ours.
We rely on a stable and sufficient supply of high-quality raw materials, equipment, and other necessary supplies. Any increases in prices or interruptions in supply could negatively impact our business, profitability and results of operations.
We purchase research and development equipment, raw materials, reagent consumables, and various goods and services from third-party suppliers and service providers for our operations. If these third parties fail to deliver supplies that meet legal and regulatory requirements, contract terms, or our standards, it could compromise the quality of our products and solutions and even harm our reputation. Additionally, various factors may influence the prices of our supplies, including economic conditions, market supply and demand, environmental and regulatory requirements, natural disasters, both domestically and globally. If there are significant price increases for these supplies, we may need to pass those increased costs on to our customers. However, there is no guarantee that we will be able to raise the prices of our products and services enough to cover these increased costs. Accordingly, any substantial rise in supply prices could adversely affect our business, profitability and results of operations.
We might also face shortages of the supplies, due to capacity constraints or market delays and disruptions, particularly in light of supply chain challenges caused by global pandemics, natural disasters, and international trade tensions. Even when our required supplies are available, we may still struggle to secure adequate quantities at a reasonable price. Our inability to secure supplies in adequate amounts and under commercially acceptable terms could delay, hinder, or compromise our research and development efforts, and may have a material adverse effect on our business, financial condition, results of operation, and prospects.
Misconduct or illegal actions of our third-party suppliers, manufacturers or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.
We work with third parties in developing and providing our products and services, such as OEMs to develop and manufacture our autonomous driving vehicles. We carefully select our third-party suppliers, manufacturers and other business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to end users, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party business partners cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing end users with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business, prospects, financial conditions and results of operations would be materially and adversely affected.
RISKS RELATED TO OUR INTELLECTUAL PROPERTY RIGHTS
We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to litigations brought by third parties.
Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and operating results. Our success depends in part on our ability to protect our core technology and intellectual property. We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. Intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to ours and that compete with our business.
We have in the past initiated, and may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights have been, and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our products or injure our reputation. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.
We may not be able to protect our intellectual property rights throughout the world, and changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
We routinely apply for and register intellectual property in mainland China and overseas. The protection of intellectual property rights in mainland China is different from that of the United States or other developed countries. In addition, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside China can be less extensive than those in mainland China. In addition, effective intellectual property protection may not be available in every jurisdiction in which we offer our products and services. Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions where we operate or expect to operate in the future, or from selling or importing products made using our inventions into other jurisdictions. Competitors may misappropriate our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and may export otherwise infringing, misappropriating or violating products. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
We may encounter problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries where we may apply for registration of intellectual property may not favor the enforcement of patents and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.
In addition, changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our innovations in the United States. The patent grant system in the United States has recently transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under the current “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. As such, a third party that files a patent application in the United States Patent and Trademark Office before us could be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This and other changes in the U.S. patent law could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products and services similar to ours.
We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will be broad enough to protect our proprietary rights or otherwise afford protection against competitors with similar technology. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Our competitors may challenge or seek to invalidate our issued patents, or design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results. Also, the costs associated with enforcing patents, confidentiality and invention agreements, or other intellectual property rights may make aggressive enforcement impracticable.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.
We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, our business, operating results, and financial condition will be materially and adversely affected.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which could harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. Although past assertions have been settled and did not have any material adverse effect on our business and operations, there can be no guarantee that future assertions of this kind will not have a material adverse effect on our business and operations. We may not be able to obtain a commercially reasonable license or a license that we obtain (if any) may not entirely resolve the potential risks of intellectual property infringement. As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve one or more of our competitors focused on using their patents and other intellectual property to obtain competitive advantage, or patent holding companies or other adverse intellectual property rights holders who have no relevant product and service revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products and services may infringe. We expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.

To defend ourselves against any intellectual property claims brought by third parties, whether with or without merits, can be time-consuming and could result in substantial costs and a diversion of our resources. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products, technologies or business operations, or invalidate or render unenforceable our intellectual property.
If our technology is determined to infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, we may be required to do one or more of the following: (i) cease development, sales, provision or use of our products and services that incorporate or use the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us; (iii) pay substantial royalties or other damages; or (iv) redesign our technology or one or more aspects or systems of our autonomous driving vehicles to avoid any infringement or allegations thereof. The aforementioned options sometimes may not be commercially feasible. Additionally, in our ordinary course of business, we agree to indemnify our customers, ecosystem partners and other commercial counterparties for any infringement arising out of their use of our intellectual property, so we may face liability to our business partners or third parties for indemnification or other remedies in the event that they are sued for infringement.
We may also in the future license third party technology or other intellectual property, and we may face claims that our use of such in-licensed technology or other intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.
We also may not be successful in any attempt to redesign our technology to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their merits or success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their merits or success, could seriously harm our reputation with customers and in the industry at large.
We utilize open-source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.
We use open-source software in our in-vehicle software, which are installed on all of our autonomous vehicles. We anticipate to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.
Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process to disallow any open source code with licenses that will expose our own code and intellectual property, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations and financial condition.
RISKS RELATED TO OUR GENERAL OPERATIONS
We operate and compete in highly competitive markets, facing challenges from both current and future competitors. If we fail to commercialize our technology on a large scale before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.
We face competition from autonomous driving industry participants in each of our products and solutions which will only intensify if we introduce additional vehicle types or expand the use cases of our autonomous technology. The competitive landscape of our industry is shaped by a multitude of evolving elements, such as overall economic trends, ability to source capital, improvements in technology infrastructure and products, implementation capability, public acceptance, and regulatory changes. These factors, which are largely outside our control, can change unpredictably and thereby affect our standing in the competition.
Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. We face competition, both in mainland China and internationally, from autonomous driving companies that offer autonomous driving technologies, products and services. In addition to the existing competitors, we may also face competition from automotive OEMs global-wide and other global technology giants, particularly those who are building internal autonomous driving development programs. In addition, because the autonomous driving market is relatively nascent, our OEM partners and we have been and are expected to continue exploring different business models and innovating our product and solutions. Our OEM partners may launch autonomous driving vehicles that potentially compete with our vehicles for customers, end users and market share.
Some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. If we fail to compete effectively, or if we are compelled to take costly measures in reaction to the moves of our competitors, our profitability, results of operations and financial condition may be materially and adversely affected. In addition, our competitors in certain geographic markets may enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, better localized knowledge and more supportive regulatory regimes. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. We cannot be certain that the pace of our growth or our product offerings will meet the demand of our customers and end users at all times, the failure of which may materially and adversely affect our business, prospects, financial condition and results of operations. Furthermore, increased competition could also intensify our pricing pressure and force us to adjust our pricing strategies to maintain and grow our market share. We may not have the same financial resources as our competitors that allow us to adjust pricing, which may result in a loss of customers and future market share. On the other hand, if we follow the downward price adjustment trend, our ability to generate revenue and achieve profitability may be adversely affected.
Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.
Our expansion into new geographical areas and jurisdictions, including Europe and the Middle East, involves new risks and challenges associated with such new markets, such as obtaining permits to conduct test driving and further, commercialization, of our autonomous driving vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic conditions. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.
We may not be able to execute our growth strategies successfully or manage our growth, and as a result, our business may be adversely affected.
Our ability to maintain or enhance our growth rates and achieve profitability partially depends on our ability to increase our revenue and operating income through a series of organic growth initiatives. Our growth strategies include to grow business to reach large-scale commercialization, continue to strengthen our technology, reduce cost and improve operational efficiency, expand global presence and to broaden strategic partnership. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:
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our ability to build on our technological and business milestones to advance towards full commercialization across robotaxi, robobus, robovan, robosweeper and other autonomous driving use cases;

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our ability to work with OEMs and other suppliers to scale up our products and services to meet our customers’ needs;

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our ability to work with business partners to bring leading ADAS to the market;

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our ability to continue to deliver our technology through providing autonomous driving products and services;

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whether we have adequate capital resources to expand and optimize our technology platform, expand our offerings, enhance our data capabilities and increase our spending on talent development;

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our ability to continue to upgrade our technology platform and to accelerate the evolution of our product and service offerings;

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our successful execution of our overseas expansion plan;

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our ability to improve operational efficiency;

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our ability to strengthen our existing partnerships and enter into new strategic partnerships with industry leaders across the value chain;

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our ability to hire, train and retain top talent in the autonomous driving industry; and

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our ability to navigate an evolving and complex regulatory environment.

Our current and future autonomous driving products and services may not generate the expected levels of sales and profitability, and our growth strategies may not lead to the commercialization necessary to achieve a comparable level of profitability. To the extent that we are unable to execute on our growth strategies in accordance with our expectations and fail to achieve the expected levels of sales and profitability, our business and results of operations may be adversely impacted. In addition, our growth may continue to fluctuate and may be below our historical rates. Therefore, we cannot assure you that we will achieve and subsequently maintain profitability in the future.
Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.
Our autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. We may be unable to timely correct problems to our business partners’ and end users’ satisfaction. Additionally, there may be undetected errors or defects especially as we introduce new systems or as new versions are released. Undetected errors and defects may cause our autonomous driving vehicles that make up our fleet and the vehicles of our customers applying our autonomous driving technology to malfunction, which could result in serious injury to or death of the end users of vehicles, or those in the surrounding area. Errors or defects in our products and services may only be discovered after they have been tested, commercialized and deployed. We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us. The occurrence of any of the above will cost us significant expense and diversion of management attention and other resources. Our reputation or brand may be damaged as a result of these problems and end customers may be reluctant to use our vehicles and services, which could adversely affect our ability to retain existing customers and attract new customers, and could materially and adversely affect our financial results.
For each autonomous driving vehicle type we have developed, the vehicles that adopt our ADAS and our future autonomous driving vehicle models, once production begins, we may experience product liability disputes and product recalls, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, financial conditions and results of operations. Any product liability dispute or product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results, and financial condition. In the future, we may be subject to product recalls if any of the components of our autonomous driving vehicles prove to be defective or non-compliant with applicable motor vehicle safety standards. Such recalls typically involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and results of operations. In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of defects and errors in our software and hardware. Any such lawsuit may cause irreparable damage to our brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of our brand and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be materially and adversely affected.
Our business generates and processes a large amount of data, and we are required to comply with PRC and other regions’ applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.
In operating our business and providing services to customers and end users, we collect, use, store, transmit and otherwise process various types of data. While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we face risks and challenges inherent in processing and protecting large volume of data, including:
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protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and

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complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data.

The users’ data obtained by us through the WeRide Go app, our online taxi platform, is stored on the cloud provided by a leading cloud service supplier in China. We have reached written agreements with this cloud service supplier on data security obligations, requiring it to adopt appropriate technical measures and management measures to protect the data.
Even with the aforementioned agreements, we do not control the cloud services provided by the aforementioned cloud service supplier, and there is a risk that such services may not be reliable. If the cloud service supplier violates the agreements or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users.
When our L4 autonomous driving vehicles are in operation, with certain camera angle, camera accuracy and the relative speed and position between our vehicle and pedestrians or other vehicles under limited circumstances, the cameras of our vehicles may collect certain personal information. According to the Several Provisions on Vehicle Data Security Management (Trial Implementation) (《汽車數據安全管理若干規定(試行)》), if it is impossible to obtain consent from individuals to collect and provide personal information outside the vehicle due to the need to ensure driving safety, anonymization should be performed, including deleting images containing natural persons that can be identified, or performing partial blurring of human figures in the videos. For personal information originated outside the vehicle, we are unable to obtain the consent of the relevant individuals. As such, we desensitize the videos collected by smearing facial features and license plates before such information leaves the vehicles. The original videos are deleted immediately after such desensitization is completed. However, we cannot assure you that the de-identification measures we take fully comply with regulatory requirements in this regard, the failure of which may subject us to administrative measures and severely disrupt our business operations.
In addition to the regulations on vehicle-collected data discussed above, the PRC regulatory and enforcement regime with regard to data security and data protection in general is evolving and may be subject to different interpretations or changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Regulatory Overview—Regulations Relating to Cybersecurity and Data Security” and “Regulatory Overview—Regulations Relating to Privacy.”
In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures (《網絡安全審查辦法》(修訂版)), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that purchase internet products and services and network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security.
We do not believe that the users’ data stored by our cloud services provider could result in us or the cloud services provider being subject to a cybersecurity review by the CAC. Under the Revised Cybersecurity Review Measures, a CAC cybersecurity review may be triggered when (i) operators of “critical information infrastructure” purchase network products and services that affect or may affect national security; (ii) network platform operators holding the personal information of more than one million users plan to [REDACTED] abroad; and (iii) network platform operators conduct data processing activities that affect or may affect national security. With respect to (i) and (ii), we have not been designated by the relevant PRC authorities as an operator of “critical information infrastructure” and are currently not in possession of more than one million users’ data, and the [REDACTED] does not constitute a “[REDACTED] abroad” under the Revised Cybersecurity Review Measures. In terms of (iii), we do not believe that our handling of the data stored by our cloud service provider affects or may affect national security, given that (a) we only collect user data necessary for providing our services and ensuring user safety, and none of such data is considered “important data” under the relevant PRC regulations that may endanger national security and public interests if tampered with, damaged, disclosed, illegally obtained or illegally utilized; (b) the amount of personal information we hold is currently far less than one million; (c) we have adopted security measures to safeguard users’ data stored in the cloud and prevent cybersecurity incidents such as data breach, tampering, damage or loss; and (d) the users’ data stored in the cloud are not provided to any non-PRC entities in any form. As of the Latest Practicable Date, we have not been subject to or received any notice requiring us to file for a cybersecurity review by the CAC with respect to the users’ data stored by our cloud services provider.
As of the Latest Practicable Date, we have not been designated by the relevant PRC authorities as a critical information infrastructure operator, nor have we been involved in any formal investigations on cybersecurity review made by the CAC or any other PRC authority on such basis or any cybersecurity-related warning or sanction from the PRC government or any notice from relevant authorities specifying us to file for the cybersecurity review.

However, if we plan to [REDACTED] our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may bring substantial uncertainties to our future [REDACTED] and financing plan, and therefore adversely affect our business and results of operations.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and may result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
In addition to mainland China, we have also commenced testing and commercialization of our autonomous driving vehicles overseas. As we expand our global footprints, we expect to be subject to laws and regulations in foreign jurisdictions, such as the U.S., regarding data privacy, protection, and security. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. As of the Latest Practicable Date, we had not offered any services to the general public in the United States and have not collected any consumer information there. However, our products and services may evolve to add new features and functionality to respond to market demand that may change our privacy obligations. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Failure to fully comply with these laws and regulations in overseas jurisdictions could also result in regulatory enforcement actions against us or otherwise subject us to significant liability, costs and a material loss of revenue resulting from the adverse impact on our reputation and brand. Any of such events could have materially adverse effect on our business, financial condition, results of operations and prospects.
Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.
We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in jurisdictions we operate, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. The costs of compliance, including remediations of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in significant expenses, delays or fines. We are subject to laws and regulations applicable to the manufacture, sale, import, export and service of automobiles in general, both domestically and abroad. In addition, there are a variety of international and domestic regulations that may apply to autonomous driving vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. The laws, regulations, administrative orders and regulatory standards relating to autonomous driving are still developing and remain subject to substantial uncertainty. There has been relatively little mandatory government regulation of the autonomous driving industry to date and no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads. On July 27, 2021, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, or the MPS, and the Ministry of Transport, or the MOT, jointly issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation) (《智能網聯汽車道路測試與示範應用管理規範(試行)》), or the Road Testing and Demonstrative Application Circular, which replaced the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) (《智能網聯汽車道路測試管理規範(試行)》). According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road testing for autonomous driving vehicles, and bears corresponding liability. Such entity shall meet various regulatory requirements, including related business capacity, ability to pay civil compensation for possible personal and property losses caused by road tests, evaluation rules for test driving, ability to safeguard network security and others. On November 17, 2023, the MIIT, the MPS, the MOT, and Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice on the Pilot Implementation of Intelligent Connected Vehicle Access (《關於開展智能網聯汽車准入和上路通行試點工作的通知》), which took effect immediately. This notice outlines detailed regulations for the admission and road operation of intelligent connected vehicles during the pilot period. On November 21, 2023, the MOT released the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation) (《自動駕駛汽車運輸安全服務指南(試行)》), effective immediately. These guidelines govern the use of autonomous driving vehicles for various transportation operations on different roadways, specifying the scenarios and conditions under which these vehicles can be used in different transportation contexts. In addition, certain local governments in mainland China, such as Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have issued or applied local rules and regulations for the road testing of autonomous driving vehicles in accordance with the central-level regulations. See “Regulatory Overview—Regulations Relating to Autonomous Driving Vehicles” for details. We have been approved by local governmental authorities to conduct test driving of our autonomous driving vehicles in cities such as Guangzhou, Shenzhen, Beijing, Wuxi, Dalian and others. However, such governmental approvals are for specific time periods, and we cannot guarantee that we will be able to renew the approvals when needed. In addition, we may not be able to obtain approvals from the local governments of other cities where we expect to conduct road tests in the future, in a timely manner or at all. Furthermore, while we have built safety processes to ensure that the performance of our technology meets the regulatory requirements and standards as we interpret the applicable laws and regulations, there can be no assurance that these measures will be deemed by relevant governmental authorities as sufficient, or will meet future regulatory requirements enacted regarding the operation and commercialization of self-driving technology. Moreover, laws, regulations, administrative orders and regulatory standards with regard to autonomous driving vehicles and their road tests in the jurisdictions we operate continue to rapidly evolve and are complex, which increases the likelihood of varying complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas, and could adversely affect our business. In addition, certain regulations and implementation provides new requirements and local government authorities have significant amount of discretion in interpreting, implementing and enforcing rules and regulations. If we fail to comply with the applicable legal requirements concerning the autonomous driving industry in a timely manner, our operation may be subject to the order of rectification, fine or the suspension of non-compliant operations, which may materially and adversely affect our business and results of operations.
In addition, as we grow our business to provide our products and services in additional countries and regions, we will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictions, including but not limited to laws relating to autonomous driving, vehicle transportation, product material inputs and product liability. Particularly, the rate at which governments approve autonomous driving products could impact our operations. The deployment and operational capability of our L4 autonomous driving vehicles in real-world scenarios are contingent upon receiving timely governmental approvals, especially for our projects overseas. Delays in securing these essential regulatory approvals can significantly affect our revenue recognition timing, as these approvals are indispensable for progressing from the testing phase to full-scale commercialization. Furthermore, we may become subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering and other similar laws and regulations in various jurisdictions in which we conduct, or in the future may conduct, activities. Non-compliance with any of the foregoing laws and regulations may subject us to significant fines, penalties, lawsuits and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations or damage our reputation.
Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operations. As advised by our PRC Legal Advisor, as of the Latest Practicable Date, we had obtained all the licenses and permits necessary for our current business operations in China in all material aspects. However, we cannot assure you that we will be able to renew the licenses and permits that we have obtained, or obtain new licenses and permits required for our future business operations, when necessary in a timely manner, or at all.

We currently collaborate with Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司), or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, to provide surveying and mapping services to our Company. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors. In October 2022, in order to comply with certain regulatory development, we expanded our cooperation scope with such licensed service provider to also cover the conduction of activities that requires qualification in order to facilitate the operation of our vehicles. If our cooperation with such service provider is terminated or expires without timely renewal for any reason, and we cannot reach similar cooperation arrangements with other qualified service providers on terms acceptable to us, or at all, we may have to halt the relevant operation of our vehicles until we can obtain such licenses, if ever. Any of the foregoing may disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. Moreover, we had historically conducted surveying and mapping in internet mapping service category and hold the relevant certificate through Guangzhou Jingqi. After the unwinding of the VIE structure in March 2023, we terminated the surveying and mapping business of Guangzhou Jingqi. If our cooperation with Guangzhou Yuji is terminated for any reason, we may need to, based on our business needs, engage another licensed surveying and mapping service provider in China to conduct the surveying and mapping business. We cannot assure you that, if and when it becomes necessary for us to do so, we will successfully engage such service provider/expand our cooperation scope with such service provider on commercially acceptable terms and in a timely manner, or at all. Failure to do so will disrupt our business operations and negatively affect our results of operations, financial performance and prospects.
In addition, new laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner. If any applicable local government authorities consider that we were operating without the proper approvals, licenses or permits, they have the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the [REDACTED] price of our Class A Ordinary Shares and ADSs. For further details on the requisite licenses and approvals for our business operations, see “Regulatory Overview.”
We depend on the experience and expertise of our senior management team, technical engineers and certain key employees, and the loss of any executive officer or key employee, or the inability to identify, recruit or retain executive officers, technical engineers and key employees in a timely manner, could harm our business, operating results, and financial condition.
Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services and general and administrative functions. There had been, and may from time to time be, changes in our executive management team. There may also be disputes and proceedings surrounding compensation, non-compete obligations and intellectual properties with former employees. Such changes, disputes and proceedings could disrupt our business, result in negative publicity of our Company, and cause diversion of management attention and financial resources. We do not maintain key-man insurance for any member of our senior management team or any other employee. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for talent is intense in the autonomous driving industry and the technology-related labor market in general, especially for engineers with high levels of experience in designing and developing autonomous driving related algorithms. We may also need to recruit highly qualified personnel internationally. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our Company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our technology platform in a timely manner and our business and future growth prospects could be adversely affected.
It is possible that the unit economics of our autonomous driving vehicles do not materialize as expected, which could adversely affect our business prospects.
Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi, robobus, robovan and potentially other autonomous driving vehicles, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of the autonomous driving system hardware, other fixed and variable costs associated with autonomous driving vehicle operation, useful life of autonomous driving vehicles, vehicle utilization and product pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continually push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our OEM partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.
Autonomous driving technology, products and services are new to market, and the appropriate price points are still being assessed by the market. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other unit economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.
Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges.
To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances, including joint ventures, or making strategic investments and acquisitions. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. On the other hand, we may not be able to successfully select investment and acquisition targets that supplement our business and growth strategies. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in mainland China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.
In addition, we intend to pursue joint venture opportunities which we believe will allow us to expand into more markets and complement our growth strategy. We may be required to contribute significant amount of capital and managerial resources in forming joint ventures with third parties. We may not succeed in the collaboration with third parties to meet our performance and financial expectations, which could adversely impact our ability to meet internal forecasts and expectations. In addition, in forming joint ventures, we may not be able to, at all times, comply with local or foreign regulatory requirements, and the joint ventures may not be able to obtain necessary regulatory clearance, licenses and permits for its intended business purposes. Any of the foregoing could have a material adverse effect on our business, reputation, results of operations and financial condition.
The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations.
It is unknown whether and to what extent new tariffs, economic or trade sanctions, export controls or other new laws or regulations related to trade (and in particular trade with or involving China) will be adopted by the U.S. government or the European Union government, or the effect that any such actions would have on us, the industry we operate in, our business partners and end users. Any unfavorable government policies on international trade, such as capital controls, export controls, sanctions or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. Any new trade-related laws or restrictions, or the regeneration of existing trade agreements could have an adverse effect on our business, financial condition, results of operations.
We have been closely monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying to certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. Moreover, many of the recent policy updates in the United States may have unforeseen implications for our business. On October 28, 2024, the U.S. Department of the Treasury issued a final rule on U.S. outbound investment, or the Final Rule, which became effective on January 2, 2025. In addition, President Trump issued the America First Investment Policy Memorandum on February 21, 2025, which proposes to further expand the set of technologies and investment types of concern. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—Final Rule on U.S. Outbound Investment” for more details regarding the Final Rule on U.S. Outbound Investment. Based on the opinion of our U.S. counsel for matters relating to the Final Rule, there is ambiguity with respect to how the U.S. Department of the Treasury may interpret the scope of the Final Rule and we cannot rule out the possibility that our development of autonomous driving systems could be considered a “covered activity” (as defined in the Final Rule) or that we may otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. If we are deemed a Covered Foreign Person under the Final Rule because of our interaction with and potential engagement in the aforementioned sensitive technological sectors, such as artificial intelligence, our U.S. counsel for matters relating to the Final Rule is of the opinion that there is a basis to support the view that [REDACTED] through this [REDACTED] should qualify for the “[REDACTED]” exemption to be outside the scope of “covered transactions” under the Final Rule provided that such [REDACTED] would not afford the U.S. person rights beyond standard minority shareholder protections withrespect to the Company, because we are already publicly listed on the Nasdaq and the securities to be issued in this [REDACTED] are of the same class as the shares underlying the ADSs already traded on the Nasdaq. However, there is no assurance that the U.S. Department of the Treasury will take the same view as our U.S. counsel for matters relating to the Final Rule, and the U.S. Department of the Treasury has not provided guidance that would definitively confirm that the [REDACTED] can be exempted from the Final Rule under the “[REDACTED]” exemption. Neither we nor the [REDACTED] for this [REDACTED] are advising [REDACTED] on compliance with the Final Rules, and any [REDACTED] that is uncertain about the Final Rule’s application to their purchase of Shares in this [REDACTED] or the need to file a notification with the U.S. Department of the Treasury, should consult their own counsel. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” (each as defined under the Final Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification no later than 30 days after the relevant purchase pursuant to the Final Rule. Whether [REDACTED] or [REDACTED] in this [REDACTED] decide to make such a notification, either voluntarily or because they hold a different view from ours, will be based on their own assessment of the implication of the Final Rule. Certain [REDACTED] have informed us of their intention to make notifications with the U.S.

Department of the Treasury. In addition, even though U.S. persons’ acquisitions of certain publicly traded securities are exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this [REDACTED] given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of the Treasury, potential amendments to the Final Rule or the introduction of similar regulations. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects. In such a case, the value of our shares may significantly decline, or in extreme cases, become worthless.
The U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, has promulgated a final rule, the BIS Final Rule, which went into effect on March 16, 2025, 60 days from the date of publication in the Federal Register on January 15, 2025. The data collected from our road testing in the United States is not necessary for our research and development activities in the United States, which are not otherwise prohibited or restricted by the BIS Final Rule. As such, we do not expect the BIS Final Rule to have a material impact on our ability to continue our research and development in the United States. The BIS Final Rule could prohibit or restrict third parties from reselling or importing our products or products using our technology into the United States, but to our knowledge no such third party resale or importation occurs at present. However, it is possible that this prohibition or restriction on third-party activities could deter customers from purchasing our products or services in the future. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—BIS Final Rule” for more details regarding the BIS Final Rule.
Additionally, there have been recent media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. On April 9, 2025, the U.S. Secretary of the Treasury, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers, amid the escalating trade war between the U.S. and China. Subsequently, on May 2, 2025, certain members of a U.S. House select committee and a Senate special committee sent a joint letter to the SEC urging the SEC to consider delisting certain China-based issuers, including us. If any such deliberations were to materialize, the resulting legislation, executive orders or administrative actions or other actions from U.S. government may have material and adverse impact on the stock performance of China-based issuers listed in the United States, including our Company, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the Nasdaq Stock Market, or that you will always be allowed to trade our Class A Ordinary Shares or ADSs. See “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your [REDACTED].”
Our business in Europe includes a commercial deployment in France, which is part of the EU and a pilot project in Switzerland, which is part of the European Economic Area, or EEA. See “Business—Our Products and Solutions—Achievements and Global Expansion.” We have been closely monitoring policies in the EU and EEA, which are relevant to our plans to offer services in these markets, including tariffs, export controls and other international trade issues that may affect our business. In addition, trade tensions between the U.S. and EU, such as the recent countermeasures imposed on U.S. steel and aluminum exports by the EU could have an impact on our business, in particular if they are expanded by the EU to cover China or alternatively if the EU adopts similar restrictions to the U.S. on VCS or our other technologies described above in order to secure decreases to, or avoid future escalation of U.S. tariffs on EU products.
It is uncertain whether and how the U.S. government or European Union government will further regulate the autonomous driving and artificial intelligence industries or whether any new and more stringent regulations and/or, limitations, restrictions or prohibitions will be promulgated and implemented on the application, development, commercialization and use in the United States or European Union, or EU, of autonomous driving technology by entities deemed to PRC affiliated, based or controlled, as well as how entities deemed to be U.S./EU and/or U.S./EU affiliated entities interact with the foregoing entities. There could be regulatory or legislative changes targeting this industry that have a material adverse impact on our business and operations, our ability to raise capital and the [REDACTED] of our Class A Ordinary Shares and ADSs.

Moreover, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to restrict our access to certain markets or technology. The political landscape in the United States could affect the U.S. government’s attitude towards China and cause uncertainty to restrictions it may impose on Chinese technology. Measures such as these could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. For example, on February 21, 2025, U.S. President Donald J. Trump issued a memo titled the “America First Investment Policy,” or the America First Memo, outlining the ongoing review and consideration of potential new or expanded restrictions on U.S. outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national military-civil fusion strategy. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—Restrictions Impacting Our Suppliers” for more details regarding the America First Memo. The America First Memo also contemplates potential restrictions on investments in publicly traded securities by pension funds, university endowments and other limited partner investors. Investor concerns may also adversely affect the value and trading of the securities of China-based companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, which they may not be able to do in a timely manner and on commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given that we operate a research and development center in the United States, and we cooperate with certain U.S.-based suppliers, our business is particularly susceptible to these controls and restrictions. In addition, the U.S. government could enhance scrutiny on China-based autonomous driving companies, including prohibiting these companies from conducting testing or making it not feasible for these companies to conduct testing in the U.S. Our financial condition and results of operations could be materially and adversely affected as a result.
We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.
Any Chinese companies or individuals targeted under U.S. economic sanctions or export control restrictions may lose access to the U.S. markets. U.S. entities and individuals may not be permitted to do business with sanctioned companies and individuals, and other international enterprises may as a matter of law and/or policy decide not to engage in transactions with such companies or individuals. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—Restrictions Impacting Our Suppliers” for more details. In addition, policies that are aimed at restricting U.S. or other foreign persons from supplying certain Chinese companies have been issued in the U.S. and other foreign jurisdictions in recent years. These measures could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. We may be affected by future changes in U.S. export control laws and regulations. In particular, the tightened U.S. export controls, including export controls related to the export to mainland China of certain advanced semiconductors and equipment to manufacture them, as well as export control on emerging technologies could become an additional barrier in securing sufficient supplies of semiconductors. In addition, in the future, if we, any of our customers, suppliers or other ecosystem partners that have collaborative relationships with our Company or our affiliates were to become targeted under sanctions or export control restrictions, or if we were unable to source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our product and service development, commercialization and other aspects of our business operations may be materially interrupted.
In addition, under the Foreign Investment Risk Review Modernization Act, investments in companies that deal in critical technology are, in some instances, subject to filing requirements and, review and approval by CFIUS. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—CFIUS Relating Rules and Regulations” for more details regarding the CFIUS rules and regulations. We currently do not produce, design, test, manufacture, fabricate or develop any critical technologies. As such, we do not believe there is any mandatory filing requirement with the CFIUS in connection with the [REDACTED]. However, if our technology is later considered as critical technology by CFIUS, future investment in our Company could become subject to filing requirements, and we could be subject to potential enforcement actions in connection with such filings.
Non-compliance with these laws and regulations could subject us to adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, results of operations, financial condition and reputation.
Tariffs, sanctions, trade barriers and other international trade policies may adversely affect our business, financial condition, results of operations and prospects.
The recent announcements of substantial new tariffs and other restrictive trade policies have created a dynamic and unpredictable trade landscape, which may adversely impact our business.
Current or future tariffs or other restrictive trade measures may raise the costs of raw materials, components or finished goods, which may adversely impact both our product offerings and our operational expenses. Such cost increases may reduce our margins and require us to increase prices, which could harm our competitive position, reduce customer demand and damage customer relationships. Our manufacturers, suppliers and distribution channels are also affected by the current trade environment, and we may experience supply chain disruptions as a result of increased costs and uncertainty, as well as risks to the long-term viability of key vendors, which may impact our ability to meet customer demand or manage inventory efficiently. Tariff and other trade-related cost pressures and supply chain disruptions may lead to reputational harm if we are unable to deliver products or services on expected timelines or if any price increases are poorly received by customers or business partners. In addition, many of our customers operate businesses that may be impacted by trade policies, which may result in decreased demand for our products or extended sales cycles as customers assess the impact of evolving trade policies on their operations and face increased costs or decreased revenue due to tariffs and trade restrictions.
Trade disputes, trade restrictions, tariffs and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our products or services, delay purchases or renewals, limit expansion opportunities with customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock.
The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the U.S. or foreign jurisdictions related to compliance with trade regulations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions whether driven by trade tensions, political disagreements, or regulatory concerns may make customers, governments and investors more hesitant to engage with, purchase from or invest in U.S. firms. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors.
Ongoing uncertainty regarding trade policies may also complicate our short- and long-term strategic planning, and that of our partners and customers, including decisions regarding hiring, product strategy, capital investment, supply chain design and geographic expansion.
While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this document.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The Chinese economy and global economy from 2020 to 2022 were adversely impacted by the COVID-19 pandemic, and the macroeconomic environments continue to face numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Several factors have adversely impacted a global economy already weakened by the pandemic, including higher-than-expected inflation worldwide, supply chain disruptions and pressures, rising energy prices and further negative spillovers from the global conflicts. There have also been concerns on the relationship between China and other countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in mainland China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, tariffs, cybersecurity, market entry and supply chain regulations.
Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay purchasing or using our products and services, while we may have difficulty expanding our offerings and commercialization fast enough, or at all, to offset the impact of decreased demand by our existing customers.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.
Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. We believe our autonomous technology delivers a safer transportation experience both for the passengers and the environment around by significant reducing the risk of accidents, particularly for those associated with human errors. We are dedicated to delivering optimization of vehicle controls and maneuvers that in turn brings improvement of energy efficiency. Despite our continual efforts to adapt to and comply with investor, lender or other industry shareholder expectations and standards related to ESG, we may not be able to always meet the evolving expectations and standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and stock price.
Any disruption to our technology systems and facilities, operational systems, security systems, infrastructure or integrated software could adversely affect our business and results of operations.
We collect and maintain information in digital form that is necessary to conduct our business, and we rely on our technology systems and facilities, comprising of our operational systems, data management systems, security systems, servers and others, in connection with many of our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control, and as a result, a number of third-party service providers may or could have access to our confidential information. Our operations routinely involve receiving, storing, processing and transmitting confidential or sensitive information pertaining to our business, users, customers, ecosystem partners, employees and other sensitive matters, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential or sensitive information. We have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our technology systems and the processing, transmission, and storage of digital information. Despite the implementation of preventative and detective security controls, such technology systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. For example, our data held in third-party servers may be subject to access requests by regulators and others. Our technology systems and facilities, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information.
We have experienced attempts to breach our systems and other similar incidents, none of which have been material. Any future cyber incidents could, however, materially disrupt operational systems, result in the loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information regarding end users or employees and jeopardize the security of our facilities. Any disruption to our technology system may also affect our ability to manage our data and inventory, procure parts or supplies or produce, sell and deliver our products and provide services to customers, adequately protect our intellectual property or achieve and maintain compliance with applicable laws, regulations and contracts. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current technology systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party service providers may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware and other cyber-attacks are increasing in both frequency and sophistication and could cause us to incur financial liability, subject us to legal or regulatory sanctions or damage our reputation with users, customers, ecosystem partners and other stakeholders. We continually seek to maintain information security and controls, however, our efforts to mitigate and address network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities may not be successful, and the impact of a material cybersecurity event could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.
Unauthorized control or manipulation of systems in autonomous driving vehicles may cause them to operate improperly or not at all, or compromise their safety and data security, which could result in loss of confidence in us and our technology solutions, cancellation of contracts with certain of our customers and materially harm our business.
Our product and service offerings rely on our complex information technology systems. While we have implemented security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems, malicious entities may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics or to gain access to data stored in or generated by our vehicles. We encourage reporting of potential vulnerabilities in the security of our products and services through our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that our remediation efforts are or will be successful.
Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our products and services, their systems or data are capable of being hacked, may harm our brand, prospects and operating results.
We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.
We adopted the 2018 Share Plan in June 2018, which was amended and restated in July 2024 and may be amended and restated from time to time, in order to attract, incentivize and retain employees, outside directors and consultants of our Company and to promote the success of our business. Under the 2018 Share Plan, the maximum aggregate number of our Class A Ordinary Shares available for issuance, or the Award Pool, shall initially be 311,125,716. The Award Pool will be increased on an annual basis on the first day of each fiscal year of our Company during the term of the 2018 Plan, commencing on January 1, 2025, by an amount equal to 1.0% of the total number of issued and outstanding shares on an as-converted and fully-diluted basis on the last day of the immediately preceding fiscal year. For the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2024 and 2025, we recorded RMB325.4 million, RMB931.8 million, RMB1,187.9 million (US$165.8 million), RMB291.9 million and RMB219.5 million (US$30.6 million) of share-based compensation expenses in the statement of comprehensive income. We may record substantial share-based compensation expenses in the future. As of the Latest Practicable Date, 32,449,315 restricted share units and options to purchase a total of 10,525,271 Shares were granted and remain outstanding. See “Statutory and General Information—D. 2018 Share Plan” in Appendix IV to this document.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. We may adopt additional share plans to recruit new employees and to compensate existing employees. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. To attract and retain qualified employees, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our Shareholders.
Fair value change in financial assets at FVTPL may materially and adversely affect our results of operations and financial performance.
Our financial assets at FVTPL primarily represent our investments in wealth management products and listed companies. As of December 31, 2022, 2023, 2024 and June 30, 2025, our financial assets at FVTPL were RMB1,218.5 million, RMB317.0 million, RMB1,742.1 million (US$243.2 million), RMB1,793.5 million (US$250.4 million), respectively. We recorded a gain from fair value changes of financial assets at FVTPL of RMB7.7 million and RMB43.0 million for the years ended December 31, 2022 and 2023, respectively, and a loss of RMB61.8 million (US$8.6 million) for the year ended December 31, 2024. We recorded a gain of RMB4.5 million and RMB23.2 million (US$3.2 million) for the six months ended June 30, 2024 and 2025, respectively. See “Financial Information—Discussion of Results of Operations” and “Financial Information—Discussion of Selected Items from the Consolidated Statements of Financial Position—Current Assets and Liabilities.” For fair value measurement of financial instruments, see Note 31(e) to the Accountants’ Report in Appendix I to this document. The wealth management products issued by banks are influenced by the overall market conditions. Any market volatility or fluctuations in interest rates may affect the fair value of our financial assets at fair value through profit or loss. Our investment in listed companies is subject to stock price fluctuations, resulting in fluctuations in fair value change in financial assets at FVTPL. Additionally, we may hold other financial assets whose fair value is determined with a greater degree of judgment and is more sensitive to market conditions. Changes in fair value are recognized in profit or loss and such treatment of gain or loss may introduce volatility or materially and adversely affect our business, results of operations and financial performance.
The successful operation of our business depends upon the performance and reliability of internet, mobile and other infrastructures that are beyond our control.
Our business depends on the performance and reliability of internet, mobile and other infrastructures that are not under our control. The functionality, connectivity and safe operation of our autonomous driving vehicles rely on the mobile communication infrastructure and wireless technology. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach or computer virus could result in delays or interruptions to our product and service offerings and our technology platform, as well as business interruptions for us and our users, customers and business partners. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could adversely affect our business, financial condition, and operating results.
In addition, disruptions in internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our product and service offerings may interfere with the speed and availability of our technology platform and product and service offerings. For example, if our WeRide Go is unavailable when users of our robotaxi services attempt to access it due to any disruption to telecommunications network, they may not apply our services as often in the future, or at all, and may use our competitors’ product or service offerings more often. Furthermore, if mobile internet access fees or other charges to internet users increase, consumer traffic to our WeRide Go may decrease, which may in turn cause our revenue to decrease.
Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.
As of the Latest Practicable Date, we leased a number of premises in mainland China, which are used mainly as office space, research and development centers and workshops. Any defects in lessors’ title to the leased properties may disrupt our use of these properties, which may, in turn, affect our business operations. We had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to 13 of our leased properties as of June 30, 2025. Without valid real estate ownership certificates or proof of authorizations from the relevant lessor or property owner, we may not be entitled to use the leased property or may be affected by third parties’ claims or challenges against the relevant lease.
Furthermore, under the Measures for Administration of Lease of Commodity Properties (《商品房屋租賃管理辦法》), which was promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on December 1, 2010 and became effective on February 1, 2011, both lessors and lessees are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of June 30, 2025, 42 of our leased properties in mainland China had not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.
If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
In connection with the audits of our consolidated financial statements, we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. See “Financial Information—Internal Control over Financial Reporting” for more details of the weakness and the measures we have taken to address the weakness.
As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for our fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us.

In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause [REDACTED] to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the [REDACTED] of our Class A Ordinary Shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
Our risk management and internal control systems may not be adequate or effective.
We have designed and implemented risk management and internal control systems consisting of policies and procedures in relation to financial reporting processes, information system risk management, human resource risk management, regulatory compliance risk management and internal audit. See “Business—Risk Management and Internal Control.” While we seek to improve our risk management and internal control systems on a continuous basis, we cannot assure you that these systems are sufficiently effective in ensuring the prevention of fraud. Since our risk management and internal control systems depend on implementation by our employees, we cannot assure you that our employees or other related third parties are sufficiently or fully trained to implement these systems, or that their implementation will be free from human error or mistakes. If we fail to timely update, implement, and modify, or fail to deploy sufficient human resources to maintain our risk management policies and procedures, our business, results of operations, financial condition and prospects could be materially and adversely affected.
We may be subject to inventory obsolescence risk and credit risk of our customers.
Our inventories during the Track Record Period primarily consisted of production supplies and work in progress. Our inventories increased by 39.9% from RMB156.0 million as of December 31, 2022 to RMB218.2 million as of December 31, 2023, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robobus, robotaxi, and robosweepers. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million (US$28.6 million) as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as RMB50.0 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 41.6% from RMB204.7 million as of December 31, 2024 to RMB289.9 million (US$40.5 million) as of June 30, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan. Our inventory turnover days increased from 167 days in 2022 to 313 days in 2023, and decreased to 308 days in 2024. Our inventory turnover days increased from 308 days in 2024 to 321 days in the six months ended June 30, 2025. We actively manage our cash conversion cycle through measures such as strengthening demand forecasting, coordinating production planning with sales schedules, enhancing supply chain management, and improving receivables collection efficiency. Despite our mitigating measures, we cannot guarantee that our inventories can be fully utilized within their effective lifespan. See “Business—Logistics and Inventory Management—Inventory Management.” As our business expands, our inventory obsolescence risk may also increase commensurately with the increase in our inventories and our inventory turnover days.
Our trade receivables turnover days increased from 96 days in 2022 to 249 days in 2023, and further increased to 314 days in 2024, as we continued to grow our customer base and granted credit periods to accommodate customers’ payment practices. Our trade receivables turnover days decreased from 314 days in 2024 to 281 days in the six months ended June 30, 2025 due to the improved collection of our trade receivables. Any deterioration in the financial position of our customers may materially or adversely affect our profits and cash flow as these customers may default on their payments to us. We cannot assure you that the risks of default by our customers will not increase in the future or that we will not experience cash flow problems as a result of such defaults. Should these events develop into actual events, our operations and profitability will be adversely affected. See “Financial Information—Discussion of Selected Items from the Consolidated Statements of Financial Position—Current Assets and Liabilities—Trade receivables.”
We have limited insurance coverage, which could expose us to significant costs and business disruption.
We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We also provide vehicle insurance for all of our vehicles in operation. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
According to the Interpretation (II) of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (《最高人民法院關於審理勞動爭議案件適用法律問題的解釋(二)》 ), which became effective on September 1, 2025, where the employer and the employee agree, or the employee promises the employer, that there is no need to make social insurance contributions, the people’s court shall determine that such agreement or promise is invalid. Where the employer fails to make social insurance contributions in accordance with the law, and the employee requests to terminate the labor contract and claim economic compensation in accordance with item (3) of Article 38 of the Labor Contract Law of the People’s Republic of China (《中華人民共和國勞動合同法》), the people’s court shall uphold such claim. According to our PRC Legal Advisor’s understanding of PRC laws and regulations, this provision generally applies to situations where the employer has completely failed to make social insurance contributions for the employees. In cases where contributions have been made but the contribution base is insufficient, the likelihood of the court upholding the employee’s claim is relatively low. While certain domestic subsidiaries did not make full social insurance contributions for certain employees during the Track Record Period, our Group has made social insurance contributions for all employees, and there have been no agreements with, or commitments from, employees waiving the social insurance contributions. As of the Latest Practicable Date, none of our domestic subsidiaries have received any notices from the relevant authorities regarding complaints by employees concerning the social insurance contributions, nor have there been any penalties imposed by relevant authorities or orders to make retroactive payments. Therefore, we believe this interpretation will not have a material adverse effect on our operations or financial condition.
In addition, as we operate in the autonomous driving sector, we face unique and evolving challenges that may expose us to risks that are not adequately covered under existing insurance policies. The insurance industry is still in the early stages of adapting to the complexities of autonomous driving technologies. Traditional automobile insurance products were developed with human drivers in mind and may not fully address the specific liabilities and risks arising from the operation of autonomous driving systems. As a result, our current insurance coverage may not provide comprehensive protection against potential losses related to system malfunctions, software or hardware failures, or cybersecurity vulnerabilities.
Insurance products tailored to autonomous vehicles remain limited in scope and availability, and coverage limits under existing policies may be insufficient to address the full range of liabilities that could arise in the event of an accident involving our vehicles. In addition, as the regulatory landscape governing autonomous vehicles continues to evolve, new or amended laws and regulations may require us to obtain additional or different types of insurance coverage. In the absence of clear regulatory guidance, we may inadvertently fail to comply with emerging insurance requirements, potentially exposing us to regulatory penalties or significant financial losses in the event of an accident or product liability claim.
We may, from time to time, be subject to legal proceedings during the course of our business operations.
We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. For example, we are currently subject to certain labor disputes. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to transportation and vehicle regulations, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.
Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.
A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected our testing and commercialization efforts between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, including our research and development center and conducting test-drives of our autonomous driving vehicles, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for autonomous driving services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.
RISKS RELATED TO DOING BUSINESS IN MAINLAND CHINA
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
A substantial majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole.
The Chinese economy, political and social conditions differ from those of many other jurisdictions. Over the past decades, the Chinese government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. Any such development may cause decreased economic activity and affect the overall economic growth, and may adversely affect our business and operating results, leading to reduction in demand for our services and adversely affect our competitive position. We currently enjoy preferential local governmental policies, which contain eligibility requirements. We cannot guarantee that we will be able to successfully renew our preferential treatment in the future.

Litigation and negative publicity surrounding companies with significant operations in China listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the [REDACTED] of our Class A Ordinary Shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the [REDACTED] of our Class A Ordinary Shares and ADSs, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law (《中華人民共和國證券法》), or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (《關於加强境內企業境外發行證券和上市相關保密和檔案管理工作的規定》) which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities [REDACTED] and [REDACTED] of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Doing Business in Mainland China—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.”
The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
Our auditor, the independent registered public accounting firm that issues the audit report in our SEC filings, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and [REDACTED] in our Class A Ordinary

Shares and ADSs would be deprived of the benefits of such PCAOB inspections, which could cause [REDACTED] and potential [REDACTED] in our Class A Ordinary Shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your [REDACTED].
Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future.
If our ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A Ordinary Shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our Class A Ordinary Shares and ADSs.
Our operations in mainland China are governed by PRC laws and regulations. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our Class A Ordinary Share and ADSs.
We conduct our business primarily in China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class A Ordinary Shares and ADSs. Any such action could significantly limit or completely hinder our ability to [REDACTED] or continue to [REDACTED] securities to [REDACTED] and cause the value of such securities to significantly decline or become worthless. Therefore, [REDACTED] of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
We are required to complete the filing procedure with the CSRC in connection with our future [REDACTED]. We cannot predict whether we will be able to complete such filing in a timely manner, or at all.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》). These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. We do not believe that any provision in these opinions had a material adverse impact on our business or offshore [REDACTED] plan.
On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, any post-listing follow-on offering by an issuer in the same overseas market shall be subject to filing requirements within three business days after the completion of the [REDACTED]. We may be subject to orders to rectify, warnings and fines if we fail to comply with the requirements under the Filing Rules. In addition to the above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules. However, we cannot predict whether we will be able to complete such filing or report in a timely manner, or at all. If the CSRC or other PRC regulatory authorities in the future promulgate new rules or explanations imposing further requirements that we obtain their approvals or complete the required filing or other regulatory procedures for future capital raising activities, there can be no assurance that we will be able to obtain such approval requirements in a timely manner. Any unforeseen situations or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, financial condition, results of operations and the value of our Class A Ordinary Share and ADSs.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your [REDACTED].
The conversion of Renminbi into other currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of the Renminbi against the Hong Kong dollars, U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in global and geographical political and economic conditions and China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Significant revaluation of the Renminbi may have a material and adverse effect on your [REDACTED]. For example, if we decide to convert our Renminbi into Hong Kong dollars or U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of such currencies against the Renminbi would have a negative effect on the amount available to us.
Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transaction to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.
China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the PRC Anti-monopoly Law (《中華人民共和國反壟斷法》), the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《商務部實施外國投資者併購境內企業安全審查制度的規定》), or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment (《外商投資安全審查辦法》). These laws and regulations impose requirements in some instances that MOFCOM and the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investment provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. While the consummation of the [REDACTED], which does not involve an acquisition subject to the aforementioned regulations, does not conflict with any of these regulations and does not require notification to, review by or approval from MOFCOM or the NDRC under these regulations, complying with the applicable requirements of the relevant regulations to complete any future acquisitions that we may engage in could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such acquisitions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to offshore investment activities by PRC residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.
In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles

(《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》), or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our Shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》), or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be registered with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE. Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our Company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continually comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our Shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our Shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.
We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our Shareholders and service any debt we may incur. If any of our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our mainland China subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.
Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenue to pay dividends to us. For instance, when we repatriate funds to the PRC from overseas financing activities, we may be required to complete certain filing or approval procedures to transfer funds out of the PRC for purposes such as investment, acquisition, or other capital account activities. Failure to complete these procedures could negatively affect our ability to pursue overseas expansion. Additionally, we cannot assure that additional regulatory requirements governing the convertibility of RMB into foreign currencies will not be imposed in the future, such as due to foreign exchange policy adjustments in response to changes in global economic conditions. If we are unable to access sufficient foreign currencies to meet our needs, we may face challenges in paying dividends to shareholders in foreign currencies or funding our overseas expansion efforts. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the PRC Enterprise Income Tax Law (《中華人民共和國企業所得稅法》), or the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (《國家外匯管理局關於境內個人參與境外上市公司股權激勵計劃外匯管理有關問題的通知》), replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations as we are a public company listed on the Nasdaq Stock Market. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our Directors, executive officers and employees under PRC law. See “Regulatory Overview—Regulations Relating to Share Incentive Plans.”
In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted share unites will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted share units with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulatory Overview—Regulations Relating to Share Incentive Plans.”
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our financial condition.
China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, during the Track Record Period, we engaged third-party agents to make the contribution for our employees. In addition, during the Track Record Period, for some of our employees, we did not pay social insurance and housing provident fund in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full distribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Pursuant to the PRC Labor Contract Law (《中華人民共和國勞動合同法》) and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a cost-effective manner, which could adversely affect our business and results of operations. Furthermore, we have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. The Road Testing and Demonstrative Application Norm and several local regulations require the entities conducting road testing and demonstration applications to execute employment contracts or labor service agreements with test drivers. As these regulations do not explicitly stipulate penalties, failing to sign such contracts per se would not give rise to any financial penalties to our Group but may affect the approval of corresponding road testing permits applications. Additionally, we do not expect failing to sign such contracts will have any material adverse impacts on our financial prospects. Since we apply for road testing permits based on actual projects in different cities, not all drivers are engaged simultaneously. As of June 30, 2025, we had 810 test drivers employed by third parties, all drivers involved in our road testing applications have signed employment contracts or labor service agreements with us.
In October 2010, the SCNPC promulgated the PRC Social Insurance Law (《中華人民共和國社會保險法》), or the Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Funds (《住房公積金管理條例》), which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Provident Funds to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As advised by our PRC Legal Advisor, (i) under the Regulations on Administration of Housing Provident Fund, (a) if we fail to complete housing provident fund registration before the prescribed deadlines, we may be subject to a fine ranging from RMB10,000 to RMB50,000; and (b) if we fail to pay housing provident fund contributions within the prescribed deadlines, we may be subject to an order by the relevant PRC authorities to make such payments; and (ii) according to the Social Insurance Law, (a) for outstanding social insurance fund contributions that we did not fully pay within the prescribed deadlines, the relevant PRC authorities may demand that we pay the outstanding social insurance contributions within a stipulated deadline and we may be liable for a late payment fee equal to 0.05% of the outstanding contribution amount for each day of delay; and (b) if we fail to make such payments, we may be liable to a fine of one to three times the outstanding contribution amount.
As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

If the chops of our mainland China subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the [REDACTED] of our offshore [REDACTED] to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries. We may make loans to our mainland China subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our mainland China subsidiaries.
Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our mainland China subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (《國家外匯管理局關於改革外商投資企業外匯資本金結匯管理方式的通知》), or SAFE Circular 19, effective June 2015, in replacement of the Circular of General Affairs Department of State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, Supplementary Notice of General Affairs Department of State Administration of Foreign Exchange on Issues Relating to Improving the Relevant Business Operations of Administration of Foreign Exchange Settlement for Payment of Foreign Currency Capital Funds of Foreign Investment Enterprises and Notice of the State Administration of Foreign Exchange on Issues Relating to Pilot Scheme of Reform of Administration of Foreign Currency Capital Settlement by Foreign Investment Enterprises in Certain Localities. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (《國家外匯管理局關於改革和規範資本項目結匯管理政策的通知》), or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may affect our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.
Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management (《國家稅務總局關於境外註冊中資控股企業依據實際管理機構標準認定為居民企業有關問題的通知》), or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.
We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our Shareholders that are non-resident enterprises, including the holders of our Class A Ordinary Shares and ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to

PRC tax on gains realized on the sale or other disposition of ADSs or Class A Ordinary Shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a tax reduction or exemption is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your [REDACTED] in the ADSs or Class A Ordinary Shares.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises (《關於非居民企業間接轉讓財產企業所得稅若干問題的公告》), or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforementioned safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of the ADSs acquired and sold on public securities markets.
On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (《關於非居民企業所得稅源泉扣繳有關問題的公告》), or SAT Public Notice 37, which became effective on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.
We face uncertainties on the reporting and consequences of previous and future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our Company by [REDACTED] that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR WVR STRUCTURE
The concentration of our Share’s voting power limited our Shareholders’ ability to influence corporate matters.
Our Company is controlled through weighted voting rights. Each Class A Ordinary Share carries only one fortieth (1/40) of the voting rights of each Class B Ordinary Share and one tenth (1/10) of the voting rights of each Class B Ordinary Shares after amendment of our Memorandum and Articles of Association in the [REDACTED] GM (except as required by applicable law and in relation to the Reserved Matters). Immediately upon the completion of [REDACTED], our WVR Beneficiaries will be Dr. Han, our founder, chairman of our Board, executive Director and CEO, and Dr. Li, our co-founder, executive Director and CTO. Dr. Han and Dr. Li will beneficially own 27,129,666 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares, representing (i) approximately [REDACTED]% of the voting rights in our Company (assuming the [REDACTED] is not exercised) with respect to shareholder resolutions relating to matters other than the Reserved Matters, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to 40 votes per Share and (ii) approximately [REDACTED]% of the effective voting rights in our Company, assuming that Class A Ordinary Shares entitle the Shareholder to one vote per share and the exercise of voting rights attached to Class B Ordinary Shares will be capped at ten votes per share. Dr. Han and Dr. Li therefore have significant influence over management and affairs of our Company and over all matters requiring shareholder approval, including the election of Directors (excluding the appointment, election or removal of any independent non-executive Director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A Ordinary Shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of our WVR Beneficiaries’ ownership of our voting power immediately after the completion of the [REDACTED] and their ability to determine the outcome of most matters submitted to a vote of our Shareholders. For further details about our shareholding structure, see “Share Capital—WVR Structure.” This concentrated control limits or severely restricts our Shareholders’ ability to influence corporate matters and, as a result, we may take actions that our Shareholders do not view as beneficial. As a result, the [REDACTED] of our Class A Ordinary Shares or the ADSs could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class B Ordinary Shares may view as beneficial, and may also discourage, delay, or prevent a change of control of our Company, which could have the effect of depriving our other Shareholders of the opportunity to receive a premium for their Shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares or the ADSs.
Our dual-class share structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the [REDACTED] and liquidity of our Class A Ordinary Shares or the ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile [REDACTED] of our Class A Ordinary Shares and/or ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class share structure may prevent the inclusion of our securities in such indices, which could adversely affect the [REDACTED] and liquidity of our securities. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class share structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the [REDACTED] and liquidity of our Class A Ordinary Shares or ADSs could be adversely affected.
RISKS RELATED TO OUR CLASS A ORDINARY SHARES AND THE ADSs
The [REDACTED] and [REDACTED] volume of our Class A Ordinary Shares or ADSs may be volatile, which could lead to substantial losses to [REDACTED].
The trading price of the ADSs has been volatile since the ADSs started to trade on the Nasdaq on October 25, 2024. The trading price of the ADSs could continue to fluctuate widely due to a variety of factors, many of which are beyond our control. The [REDACTED] of our Class A Ordinary Shares, likewise, can be volatile and fluctuate widely in response to factors beyond our control. In addition, the performance and fluctuation of the [REDACTED] of other companies with business operations located mainly in the PRC that have listed their securities in Hong Kong or the United States may affect the volatility in the price of and [REDACTED] volumes for our Class A Ordinary Shares and ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the [REDACTED] performance of our Class A Ordinary Shares and ADSs, regardless of our actual operating performance.
In addition to the above factors, the price and [REDACTED] volume of our Class A Ordinary Shares and ADSs may be highly volatile due to multiple factors, including the following:
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regulatory developments affecting us or our industry, strategic business partners and third parties that collaborate with us;

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announcements of studies and reports relating to the quality of our products and services or those of our competitors;

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changes in the economic performance or market valuations of our competitors;

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actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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changes in financial estimates by securities research analysts;

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conditions in the autonomous driving industry;

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announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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additions to or departures of our senior management;

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fluctuations of exchange rates between the RMB and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our issued and outstanding Class A Ordinary Shares or ADSs;

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sales or perceived potential sales of additional Class A Ordinary Shares or ADSs;

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changes in relations between the United States and China; and

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potential litigation or regulatory investigations.

Substantial future sales or perceived potential sales of our Class A Ordinary Shares and ADSs in the public market could cause the price of our Class A Ordinary Shares and ADSs to decline.
Future sales of a substantial number of our Class A Ordinary Shares or ADSs in the public market, or the perception that these sales could occur, could cause the [REDACTED] of our Class A Ordinary Shares or ADSs to decline and could impair our ability to raise capital through the sale of additional equity securities. As of the Latest Practicable Date, we had 938,366,330 Shares issued and outstanding (including 883,551,907 Class A Ordinary Shares represented by our ADSs). All ADSs sold in our U.S. IPO are freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining Class A Ordinary Shares issued and outstanding, including the Class A Ordinary Shares held by our Pathfinder SIIs (namely, Qiming and Alliance Ventures), are available for sale, upon the expiration of a 180-day lock-up period beginning from the date of the pricing of our U.S. IPO and ended on April 22, 2025, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our U.S. IPO. To the extent shares are released before the expiration of the lock-up period and sold into the market, the [REDACTED] of our Class A Ordinary Shares or ADSs could decline.
Certain holders of our Class A Ordinary Shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs or Class A Ordinary Shares to decline.
Certain principal Shareholders have substantial influence over our key corporate matters and will continue to have such influence following the [REDACTED].
Certain principal Shareholders of our Company have certain special rights with respect to our key corporate matters, in addition to voting power based on beneficial ownership in our Company. Pursuant to our Articles of Association, for so long as THL, an entity beneficially owned by Dr. Han, and Yanli, an entity beneficially owned by Dr. Li, or their affiliates remain as our Shareholders of our Company, they shall together be entitled to appoint, remove, and replace at least two directors, subject to certain conditions. To comply with Rule 2.03(4) of the Listing Rules, which requires that all holders of [REDACTED] securities to be treated fairly and equally, our Company will, at the [REDACTED] GM, put forth a resolution to remove such special rights of THL and Yanli from the Articles of Association. See “Waivers and Exemption—Requirements Relating to the Articles of Association—Non-class-based Resolutions.” Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures B.V., Dr. Han and Dr. Li, which became effective upon the completion of our U.S. IPO, Alliance Ventures B.V. is entitled to the right to appoint, remove, and replace two directors, subject to certain conditions. These special rights enable these principal Shareholders to have substantial influence over our key corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A Ordinary Shares and ADSs may view as beneficial. Such right will be terminated upon the [REDACTED]. See “History, Development and Corporate Structure—Our Investors Before the Nasdaq Listing—Nominating and Support Agreement.”
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares and ADSs, the [REDACTED] for our Class A Ordinary Shares and ADSs and [REDACTED] volume could decline.
The [REDACTED] market for our Class A Ordinary Shares and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares and ADSs or publishes inaccurate or unfavorable research about our business, the [REDACTED] for our Class A Ordinary Shares and ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the [REDACTED] or [REDACTED] volume for our Class A Ordinary Shares and ADSs to decline.
Techniques employed by short sellers may drive down the [REDACTED] of our Class A Ordinary Shares and/or ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any [REDACTED] in our Class A Ordinary Shares and ADSs could be greatly reduced or even rendered worthless.
Because we do not expect to pay dividends in the foreseeable future after the [REDACTED], you must rely on price appreciation of our Class A Ordinary Shares and ADSs for return on your [REDACTED].
We currently intend to retain most, if not all, of our available funds and any future earnings after the [REDACTED] to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an [REDACTED] in our Class A Ordinary Shares and/or ADSs as a source for any future dividend income.
The Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the Board. Accordingly, the return on your [REDACTED] in our Class A Ordinary Shares and ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our Class A Ordinary Shares and ADSs will appreciate in value after the [REDACTED] or even maintain the price at which you purchased them. You may not realize a return on your [REDACTED] in our Class A Ordinary Shares and ADSs and you may even lose your entire [REDACTED].
The voting rights of holders of ADSs are limited by the terms of the Deposit Agreement, and the holders of ADSs may not be able to exercise the same rights as our Shareholders.
Holders of our ADSs do not have the same rights as our Shareholders. Holder of our ADSs will not have any direct right to attend general meetings of the Shareholders or to cast any votes at such meetings. Our ADS holder will only be able to exercise the voting rights carried by the underlying Class A Ordinary Shares which are represented by their ADSs indirectly by giving voting instructions to the Depositary in accordance with the provisions of the Deposit Agreement. Under the Deposit Agreement, holders of our ADSs may vote only by giving voting instructions to the Depositary. Upon receipt of the voting instructions of the holders of our ADSs, the Depositary will try, as far as is practicable, to vote the Class A Ordinary Shares underlying their ADSs in accordance with the instructions of holders of our ADSs. If we ask for the instructions of our ADS holders, then upon receipt of their voting instructions, the Depositary will try to vote the underlying Class A Ordinary Shares in accordance with these instructions. If we do not instruct the Depositary to ask for your instructions, the Depositary may still vote in accordance with instructions our holders of our ADSs give, but it is not required to do so. Holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A Ordinary Shares unless they withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, holders of our ADSs may not receive sufficient advance notice of the meeting to withdraw the Class A Ordinary Shares underlying their ADSs and become the registered holder of such shares to allow them to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our Directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of our ADSs from withdrawing the Class A Ordinary Shares underlying their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for instructions of holders of our ADSs, the Depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to the holders of our ADSs. We have agreed to give the Depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure that holders of our ADSs will receive the voting materials in time to ensure that they can instruct the Depositary to vote the underlying Class A Ordinary Shares represented by their ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out their voting instructions. This means that holders of our ADSs may not be able to exercise their right to direct how the Class A Ordinary Shares underlying their ADSs are voted and they may have no legal remedy if the Class A Ordinary Shares underlying their ADSs are not voted as requested. In addition, in the capacity as an ADS holder, they will not be able to call a shareholders’ meeting. Except in limited circumstances, the Depositary for our ADSs will give us a discretionary proxy to vote the Class A Ordinary Shares underlying their ADSs if holders of our ADSs do not provide timely instructions to the Depositary as to how to vote the Class A Ordinary Shares underlying their ADSs at shareholders’ meetings, which could adversely affect their interests.
Under the Deposit Agreement for the ADSs, if holders of our ADSs do not provide timely instructions to the Depositary as to how to vote the Class A Ordinary Shares underlying their ADSs, the Depositary will give us a discretionary proxy to vote the Class A Ordinary Shares underlying their ADSs at shareholders’ meetings unless:
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we have instructed the Depositary that we do not wish a discretionary proxy to be given;

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we have informed the Depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that holders of our ADSs cannot prevent the Class A Ordinary Shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our Company. Holders of our Class A Ordinary Shares are not subject to this discretionary proxy.
Forum selection provisions in our Memorandum and Articles of Association and our Deposit Agreement with the Depositary could limit the ability of holders of the Class A Ordinary Shares, and ADSs or other securities to obtain a favorable judicial forum for disputes with us, our Directors and officers, the Depositary, and potentially others.
Our Memorandum and Articles of Association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our Company. Our Deposit Agreement with the Depositary also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the Depositary and us that may arise out of or relate in any way to the Deposit Agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our Class A Ordinary Shares and ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the Depositary arising out of or related in any way to the Deposit Agreement, Class A Ordinary Shares and ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our Memorandum and Articles of Association or our Deposit Agreement with the Depositary to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Memorandum and Articles of Association, as well as the forum selection provisions in the Deposit Agreement, may limit a security-holder’s ability to bring a claim against us, our Directors and officers, the Depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our Memorandum and Articles of Association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.
We are entitled to amend the Deposit Agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the Deposit Agreement, without the prior consent of the ADS holders.
We are entitled to amend the Deposit Agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the Depositary may agree to amend the Deposit Agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the Depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the Deposit Agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility is terminated, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the Deposit Agreement that is disadvantageous to ADS holders or terminate the Deposit Agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A Ordinary Shares, but will have no right to any compensation whatsoever.
Rights to pursue claims against the Depositary as a holder of our ADSs are limited by the terms of the Deposit Agreement.
Under the Deposit Agreement, any legal suit, action or proceeding against or involving the Depositary, arising out of or relating in any way to the Deposit Agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) and holders of our ADSs will have irrevocably waived any objection which our ADS holders may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.
The Deposit Agreement provides that the Depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the Deposit Agreement be referred to and finally settled by an arbitration conducted under the terms described in the Deposit Agreement, although the arbitration provisions do not preclude holders of our ADSs from pursuing any claims under the Securities Act or the Exchange Act in state or federal court.

Our ADS holders may not receive cash dividends if the Depositary decides it is impractical to make them available to them.
The Depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A Ordinary Shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. To the extent that there is a distribution, the Depositary of our ADSs has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on our Class A Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A Ordinary Shares their ADSs represent. However, the Depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the Depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may decide not to distribute such property to our ADS holders.
Our ADS holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The Deposit Agreement governing the ADSs representing our Shares provides that, subject to the Depositary’s right to require a claim to be submitted to arbitration, the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the Deposit Agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary arising out of or relating to our Class A Ordinary Shares, the ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws.
If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Deposit Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Deposit Agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Deposit Agreement.
If any holders or beneficial owners of ADSs bring a claim against us or the Depositary in connection with matters arising under the Deposit Agreement or the ADSs, including claims under federal securities laws, they may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the Depositary. If a lawsuit is brought against us or the Depositary under the Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the Deposit Agreement with a jury trial. No condition, stipulation or provision of the Deposit Agreement or ADSs shall relieve us or the Depositary from our respective obligations to comply with the Securities Act and the Exchange Act.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors, actions by our minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our Shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a court in Hong Kong or a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Save that any register of members held in Hong Kong shall during normal business hours be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, our Directors have discretion according to our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our Shareholders, but are not obliged to make them available to our Shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States.
Our ADS holders may be subject to limitations on transfer of the ADSs.
Our ADSs are transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The Depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the Depositary needs to maintain an exact number of ADS holders on its books for a specified period. The Depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the Depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.
The rights of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings.
We may from time to time distribute rights to our Shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the Deposit Agreement, the Depositary will not make rights available to a holder of our ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, our ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the document based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands. We conduct a majority of our operations in mainland China and a majority of our assets are located in China. In addition, most of our

Directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our Directors and officers who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law (《中華人民共和國民事訴訟法》). PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our Directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, as this may also apply to other jurisdictions, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. Shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. Shareholders, by virtue only of holding our Class A Ordinary Shares and/or ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.
Our Memorandum and Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A Ordinary Shares and ADSs.
Our Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our Shareholders of an opportunity to sell their Shares at a premium over prevailing [REDACTED] by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. The Board has the authority, without further action by the Shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If the Board decides to issue preferred shares, the price of our Class A Ordinary Shares and/or ADSs may fall and the voting and other rights of the holders of our Class A Ordinary Shares and ADSs may be materially and adversely affected.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and

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certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.
As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the corporate governance listing standards of the Nasdaq Stock Market. However, rules of the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the Nasdaq Stock Market. If we choose to follow home country practices in the future, our Shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the Nasdaq Stock Market that are applicable to U.S. domestic issuers.
If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of our Class A Ordinary Shares and ADSs and could materially and adversely affect our business, results of operations, and financial condition.
We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in the businesses of the research, development and commercialization of autonomous driving technology.
Under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(b)(1) of the Investment Company Act provides that notwithstanding Section 3(a)(1)(C) of the Investment Company Act a company will not be deemed to be an “investment company” if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Rule 3a-8 under the Investment Company Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. We do not believe that we are an “investment company” under the Investment Company Act, including by operation of Section 3(b)(1) of the Investment Company Act and as a result of our compliance with the safe harbor of Rule 3a-8 under the Investment Company as a research and development company, within the meaning of such rule. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, are required to register as an “investment company” under the Investment Company Act. If we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities (as defined in the Investment Company Act) in order to fall outside the definition of an investment company. Additionally, we may have to forgo potential future acquisitions of investment securities (as defined in the Investment Company Act). Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of our Class A Ordinary Shares and ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.
We believe that we may have been classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs and/or Class A Ordinary Shares.
A non-U.S. corporation, such as our Company, will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.
Based on the current and anticipated value of our assets and composition of our income and assets, including goodwill (taking into account the expected cash [REDACTED] from, and our anticipated market capitalization following the [REDACTED]), we believe that we may have been a PFIC for the taxable year ended December 31, 2024 and it is likely we may be a PFIC for the current taxable year unless the [REDACTED] of our ADSs and/or Class A ordinary shares increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our ADSs and/or Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A Ordinary Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an [REDACTED] in our ADSs or Class A Ordinary Shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A Ordinary Shares for ADSs will generally not be subject to U.S. federal income tax.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, the exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, our [REDACTED] may not have access to certain information they may deem important.
We incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly if and after we cease to qualify as an “emerging growth company.”
As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC or the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. These rules and regulations may increase our legal and financial compliance costs and may make some corporate activities more time-consuming and costly.
As a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Furthermore, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on the Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it would possibly divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.
In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

RISKS RELATED TO THE [REDACTED] AND THE [REDACTED]
Consummation of the [REDACTED] is subject to market and other conditions, and there can be no assurance that it will be completed on the terms described in this document, or at all.
Acceptance of all applications for [REDACTED] will be conditional on (i) the Stock Exchange granting approval for the [REDACTED] of, and permission to [REDACTED], the Class A Ordinary Shares in issue and to be issued as mentioned in this document, on the Main Board of the Stock Exchange and such approval not subsequently having been withdrawn or revoked prior to the [REDACTED], (ii) the pricing of the [REDACTED] having been agreed between the Joint Representatives (for themselves and on behalf of the [REDACTED]) and the Company, and (iii) certain other conditions as described in “Structure of the [REDACTED].”
The satisfaction of these conditions is subject to market conditions and our compliance with applicable Listing Rules. If any of the conditions to the [REDACTED] is not satisfied, due to our failure to meet the aforesaid Rule 8A.06(1) requirements or any other reasons, prior to the dates and times specified, the [REDACTED] will not proceed and will lapse. In such a situation, all application monies will be refunded, without interest, on the terms set out in “How to Apply for [REDACTED]—[REDACTED].” For more information, see “Structure of the [REDACTED]” and “How to Apply for [REDACTED].”
We will incur increased costs as a result of [REDACTED] in Hong Kong.
We are now a public company in the United States that may incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, imposes various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. After we become a [REDACTED] on the Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong as well. As a [REDACTED] company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regimes governing matters related to [REDACTED] companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the [REDACTED] of our Class A Ordinary Shares or ADSs and reputation and subject us to administrative penalties.
An active [REDACTED] market for our Class A Ordinary Shares on the Stock Exchange might not develop or be sustained and [REDACTED] of the Class A Ordinary Shares might fluctuate significantly.
Following the completion of the [REDACTED], we cannot assure you that an active [REDACTED] market for our Class A Ordinary Shares on the Stock Exchange will develop or be sustained. The [REDACTED] or liquidity for our ADSs on the Nasdaq might not be indicative of those of our Class A Ordinary Shares on the Stock Exchange following the completion of the [REDACTED]. If an active [REDACTED] market of the Class A Ordinary Shares on the Stock Exchange does not develop or is not sustained after the [REDACTED], the [REDACTED] and liquidity of our Class A Ordinary Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an interexchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 3,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the

Stock Exchange. It is unclear whether and when our Class A Ordinary Shares of our Company, a WVR company with a [REDACTED] in Hong Kong upon the [REDACTED], will be eligible to be [REDACTED] through Stock Connect, if at all. The ineligibility or any delay of our Class A Ordinary Shares for [REDACTED] through Stock Connect will affect PRC investors’ ability to [REDACTED] our Class A Ordinary Shares and therefore may limit the liquidity of the [REDACTED] of our Class A Ordinary Shares on the Stock Exchange.
Since there will be a gap of several days between [REDACTED] and [REDACTED] of our Class A Ordinary Shares, the price of the ADSs traded on the Nasdaq may fall during this period and could result in a fall in the [REDACTED] of our Class A Ordinary Shares to be [REDACTED] on the Stock Exchange.
The [REDACTED] and [REDACTED] of our [REDACTED] sold in the [REDACTED] are expected to be determined on the [REDACTED]. However, our Class A Ordinary Shares will not commence [REDACTED] on the Stock Exchange until they are delivered, which is expected to be a few Business Days after the [REDACTED]. As a result, [REDACTED] may not be able to [REDACTED] or otherwise [REDACTED] our Class A Ordinary Shares during that period. Accordingly, holders of our Class A Ordinary Shares are subject to the risk that the [REDACTED] of our Class A Ordinary Shares could fall when [REDACTED] commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time [REDACTED] begins. In particular, as our ADSs will continue to be traded on the Nasdaq and their price can be volatile, any fall in the price of the ADSs may result in a fall in the [REDACTED] of our Class A Ordinary Shares to be [REDACTED] on the Stock Exchange.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
Upon the [REDACTED], we will be subject to the Stock Exchange and the Nasdaq listing and regulatory requirements concurrently. The Nasdaq and the Stock Exchange have different [REDACTED] hours, [REDACTED] characteristics (including [REDACTED] volume and liquidity), [REDACTED] and listing rules, and [REDACTED] bases (including different levels of retail and institutional participation). As a result of these differences, the [REDACTED] prices of our Class A Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the [REDACTED] of our Class A Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic [REDACTED] of our ADSs may not be indicative of the performance of our securities, including our Class A Ordinary Shares, after the [REDACTED].
The deposit of our Class A Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares may adversely affect the liquidity or [REDACTED] of our securities.
The ADSs are currently traded on the Nasdaq. Subject to compliance with U.S. securities laws and the terms of the Deposit Agreement, holders of our Class A Ordinary Shares may deposit Class A Ordinary Shares with the Depositary for delivery of ADSs. Any holder of ADSs may also withdraw the underlying Class A Ordinary Shares represented by the ADSs pursuant to the terms of the Deposit Agreement for [REDACTED] on the Stock Exchange. In the event that a substantial number of Class A Ordinary Shares are deposited with the Depositary for delivery of ADSs or that a substantial number of ADSs are surrendered for cancellation and withdrawal of our Class A Ordinary Shares, the liquidity and [REDACTED] of our Class A Ordinary Shares on the Stock Exchange and the ADSs on the Nasdaq may be adversely affected.
The time required for the exchange between our Class A Ordinary Shares and the ADSs might be longer than expected and [REDACTED] might not be able to settle or effect any sale of their securities during this period, and the exchange of our Class A Ordinary Shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq and the Stock Exchange on which our ADSs and Class A Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of the Class A Ordinary Shares for delivery of the ADSs or the surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares. [REDACTED] will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any deposit of our Class A Ordinary Shares for delivery of ADSs or surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares will be completed in accordance with the timelines that [REDACTED] may anticipate.
Furthermore, the Depositary for the ADSs is entitled to charge the ADS holders fees for various services including for the issuance of our ADSs upon deposit of Class A Ordinary Shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, Shareholders who deposit Class A Ordinary Shares for delivery of ADSs or surrender ADSs for cancellation and withdrawal of our Class A Ordinary Shares may not achieve the level of economic return they may anticipate.
There is uncertainty as to whether Hong Kong stamp duty will apply to the [REDACTED] or conversion of our ADSs following the [REDACTED] and [REDACTED] of our Class A Ordinary Shares on the Stock Exchange.
In connection with the [REDACTED] and the [REDACTED], we will establish a branch register of members in Hong Kong, or the Hong Kong Share Register. Our Class A Ordinary Shares that are traded on the Stock Exchange, including those that may be converted from our ADSs, will be registered on the Hong Kong Share Register, and the [REDACTED] of these Class A Ordinary Shares on the Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate the conversion of our ADS and Class A Ordinary Share and [REDACTED] between the Nasdaq and the Stock Exchange, we also intend to move a portion of our issued Class A Ordinary Shares from our register of members maintained in the Cayman Islands to our Hong Kong Share Register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Information about This Document and the [REDACTED]—[REDACTED].”
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the [REDACTED] or conversion of ADSs of companies that are [REDACTED] in both the United States and Hong Kong and that have maintained all or a portion of their shares, including underlying shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the [REDACTED] or conversion of ADSs of these [REDACTED] companies constitutes a sale or purchase of the underlying Hong Kong-registered shares that is subject to Hong Kong stamp duty. We advise [REDACTED] to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the [REDACTED] or conversion of our ADSs, the [REDACTED] and the value of your [REDACTED] in our Class A Ordinary Shares and/or ADSs may be affected.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
[REDACTED] of our Class A Ordinary Shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.
The [REDACTED] and [REDACTED] of the [REDACTED] are higher than the net tangible asset value per Class A Ordinary Share immediately prior to the [REDACTED]. Therefore, [REDACTED] of the [REDACTED] in the [REDACTED] will experience an immediate dilution in [REDACTED] net tangible asset value. In order to expand our business, we may consider offering and issuing additional shares or other equity securities in the future. [REDACTED] of the [REDACTED] may experience dilution in the net tangible asset value per share of their Class A Ordinary Shares if we issue additional shares or other equity securities in the future at a price which is lower than the net tangible asset value per Class A Ordinary Share at that time.

Furthermore, we may issue Ordinary Shares pursuant to the share incentive schemes, which would further dilute Shareholders’ interests in our Company.
Forward-looking information in this document may be proved inaccurate.
This document contains certain forward-looking statements and information relating to us that is based on our management’s belief and assumptions. The words “anticipate,” “believe,” “expect,” “going forward” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our financial condition may be adversely affected and may vary materially from those described herein as anticipated, believed, estimated or expected. You are strongly cautioned that reliance on any forward looking statements involves known or unknown risks and uncertainties. Subject to the requirements of the Listing Rules, we do not intend to publicly update or otherwise revise the forward-looking statements in this document, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein might not occur in the way we expect, or at all. In all cases, you should consider carefully how much weight or importance you should attach to, or place on, such facts or statistics.
We cannot guarantee the accuracy of facts, forecasts and other statistics obtained from official governmental sources contained in this document.
Certain facts, statistics and data contained in this document relating to China, Hong Kong, the autonomous driving industry have been derived from various official government publications we generally believe to be reliable. We have taken reasonable care in the reproduction or extraction of the official government publications for the purpose of disclosure in this document and have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. However, we cannot guarantee the quality or reliability of such source materials. They have not been prepared or independently verified by us, the Joint Sponsors, [REDACTED] or any of their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside China and Hong Kong. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in this document may be inaccurate or may not be comparable to statistics produced with respect to other economies. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, you should give due consideration as to how much weight or importance they should attach to or place on such facts.
You should read the entire document carefully, and we strongly caution you not to place any reliance on any information contained in press articles and/or other media regarding us, our business, our industry or the [REDACTED].
There may have been, prior to the publication of this document, and there may be subsequent to the date of this document but prior to the completion of the [REDACTED], press and/or media regarding us, our business, our industries and the [REDACTED]. None of us, the Joint Sponsors, [REDACTED] or any other person involved in the [REDACTED] has authorized the disclosure of information about the [REDACTED] in any press or media and none of these parties accepts any responsibility for the accuracy or completeness of any such information or the fairness or appropriateness of any forecasts, views or opinions expressed by the press and/or other media regarding the Class A Ordinary Shares, the [REDACTED], our business, our industry or us. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information, forecasts, views or opinions expressed in any such publications. To the extent that such statements, forecasts, views or opinions are inconsistent or conflict with the information contained in this document, we disclaim them. Accordingly, you are cautioned to make your [REDACTED] decisions on the basis of the information contained in this document only and should not rely on any other information.

INDUSTRY OVERVIEW
This and other sections of this document contain information relating to the industry in which we operate. Certain information and statistics set forth in this section have been extracted from different official government publications, available sources from public market research and other sources from independent suppliers, and from the CIC Report. Information and statistics from official government sources have not been independently verified by us, the Joint Sponsors, [REDACTED], any of our or their respective directors, officers or representatives or any other person involved in the [REDACTED], and no representation is given as to their accuracy. Accordingly, the information from official government sources contained herein may not be accurate and should not be unduly relied upon.
OVERVIEW OF GLOBAL AUTONOMOUS DRIVING MARKET
Autonomous driving refers to the technological capabilities of vehicles to navigate and operate independently without human intervention. The Society of Automotive Engineers, a global professional association and standards organization, categorize autonomous driving into six levels, ranging from full control by a human driver, supported by advanced safety features, to vehicles that can operate entirely without any human input:
The most significant transformation for autonomous driving occurs at L4 and above, where vehicles can be truly “driverless.” L4 technology offers a solution to reduce accidents, enhance traffic flow, supplement human labor, and produce safer roads. The demand for smart cities, effective and efficient transportation systems, and sustainability is expected to fuel an exponential growth for L4 autonomous driving market.
L4 technology is fundamentally different from L2/L3 technology. L2 and L3 systems are designed to mimic an experienced driver, but they still rely on human intervention at certain times and function primarily as driver-assistance features. L4 systems must operate completely driverless. They are required to handle unexpected situations that even seasoned drivers may struggle with. The leap from L2/L3 to L4 calls for greater redundancy, more complex technology and algorithm, and higher safety standards. Consequently, L2/L3 companies may find it challenging to leverage their existing technology capabilities to develop L4 systems, whereas L4 systems are poised to surpass human driving capabilities and create significant barriers for L2 and L3 technologies.
In 2024, the global market size in terms of revenue was US$31 billion, which is expected to reach US$1,553 billion by 2030, at a CAGR of 92% from 2024 to 2030, and further to US$8,290 billion by 2035, at a CAGR of 40% from 2030 to 2035. The L4 and above sector is anticipated to grow at an even faster rate, expected to represent 94% and 98% of the global market by 2030 and 2035, respectively, in terms of revenue.

Market Size of Global Autonomous Driving by Levels, 2022-2035E

Sources: CIC Report; interviews with market participants, industry publications, government statistics, listed companies’ public filings, news
Market Size of China’s Autonomous Driving by Levels, 2022-2035E

Sources: CIC Report; interviews with market participants, industry publications, government statistics, listed companies’ public filings, news

OVERVIEW OF GLOBAL L4 AND ABOVE AUTONOMOUS DRIVING MARKET
L4 autonomous driving has the potential to transform our way of life. Globally, approximately 43.2 million traffic accidents occur per year, with over 90% attributable to human error. L4 vehicles, equipped with advanced sensors and algorithms, are designed to react to various driving situations with high precision, reducing accidents caused by distractions, fatigue, miscalculation or other human errors. Beyond safety, L4 autonomous technology can address labor shortages and imbalances by providing stable and reliable alternative solutions, as L4 vehicles can operate continuously and consistently without human intervention.
The global market for L4 and above autonomous driving was US$1.0 billion in 2024, which is expected to reach US$1,464 billion by 2030, at a CAGR of 238% from 2024 to 2030, and further to US$8,097 billion by 2035, at a CAGR of 41% from 2030 to 2035.
Market Size of Global L4 and Above Autonomous Driving by Use Cases, 2022-2035E

Sources: CIC Report; interviews with market participants, industry publications, government statistics, listed companies’ public filings, news
Note:
*
“Other applications” mainly include applications in factories, mines, ports, last-mile delivery scenarios and other L4 and above passenger vehicles.

Globally, autonomous driving is gaining traction, with various regions creating favorable environments for its development. Countries such as the United States, Singapore, the UAE and China have introduced rules governing the testing of autonomous vehicles, while nearly 20 countries now allow trials and commercial deployment of these vehicles. Mainland China stands out due to its complex road conditions that drive rapid algorithm iteration, advanced infrastructure like 5G and smart city technology, and strong consumer demand for intelligent vehicle features. In the Asia-Pacific region, countries such as Singapore, South Korea, and Japan are implementing supportive guidelines and refining legal frameworks to encourage research and commercial applications. The Middle East region is investing heavily in autonomous mobility through large-scale smart city projects and sustainability initiatives, with regions like Dubai and Saudi Arabia setting ambitious targets for autonomous transportation adoption. In the U.S., legislative efforts and regulatory updates have facilitated research, testing, and large-scale commercialization, including policies that allow fully autonomous vehicles without traditional controls. Meanwhile, Europe is fostering innovation through collaborations between automakers and autonomous driving solution providers, with Germany leading the way by introducing passenger vehicles with advanced automation that require zero human intervention in certain scenarios.

Market Size of Global L4 and Above Autonomous Driving by Region, 2022-2030E

Notes:
1.
The Asia-Pacific region does not include China

2.
MENA refers to the Middle East and North Africa region

The commercialization of L4 and above autonomous driving is expected to take shape in various use cases. Among all use cases, robotaxi is sitting on a trillion-worth mobility market, and is expected to take up a significant proportion of the market share and display the greatest growth momentum. Robobuses, robovans and robosweepers are also gaining traction. Robobuses are emerging as a viable solution for public transportation. Robovans provide efficient logistics solutions for urban delivery, while robosweepers are designed for automated cleaning in public spaces, enhancing urban maintenance and reducing labor costs. The total addressable markets for robotaxi, robobus, robovan, and robosweeper in 2030 are expected to be approximately US$3,500 billion, US$2,000 billion, US$360 billion, and US$120 billion, respectively. There is currently a limited pool of customers using L4 vehicles as this industry is still evolving. See “Risk Factors—Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.”
These L4 and above autonomous vehicles will spawn innovative services. Given the complexity of the autonomous driving technology, companies in this space could provide comprehensive operational services to partners, which could cover route planning, scheduling, fleet management, vehicle maintenance, vehicle tracking, delivery routes optimization, and other critical functions. Autonomous driving companies are in the best position to develop, refine, and deliver services that are integral to the L4 vehicles they sell, and maximize the value of these vehicles.
The urban road represents the most challenging yet promising operational scenario for L4 autonomous vehicles. Navigating this environment demands robust technological capabilities, as L4 vehicles must handle complex mixed traffic flows, including cars, buses, and others, while responding in real-time to dynamic elements like traffic signals, converging traffic, pedestrians, and unexpected events such as accidents. The scenario’s complexity necessitates that L4 companies achieve a higher level of product reliability and safety to pass more stringent government testing and licensing, as compared to other use cases. Moreover, it provides valuable opportunities to gather high-quality data, crucial for rapid technology improvements and maintaining a competitive edge in the market. The global market size for L4 autonomous driving in this sector is expected to increase from US$0.2 billion in 2024 to around US$1,000 billion in 2030.
As of the Latest Practicable Date, WeRide has established a strong global presence across major regions including China, MENA, SEA, and Europe, demonstrating industry-leading capabilities in each region. In China, where numerous players are developing autonomous driving technologies across diverse application scenarios, WeRide stands out as the only company with large-scale operations spanning all major city-road use cases, including robotaxi, robologistics, robobus, and robosweeper. In MENA, where the autonomous driving market is rapidly emerging and most players remain in testing or pilot phases, WeRide was among the first movers and currently operates the region’s largest robotaxi fleet, supported by national licenses in the UAE and Saudi Arabia. In SEA, where most companies focus on single-scenario applications such as robotaxi or robovan, WeRide is the only company in Singapore that concurrently conducting trials of robotaxi, robobus, and robosweeper services. In Europe, although the industry remains in its early stage, WeRide has advanced further by launching the first commercial L4 Robobus service in France and securing Belgium’s first L4 public-road test permit. Collectively, these achievements underscore WeRide’s position as a pioneer in the global autonomous driving industry, with multi-regional deployment and diversified commercialization.
Global Competitive Landscape for L4 Autonomous Driving Market
for City Roads, 2024*
Ranking	Company	Market share in terms of revenue
(%)
1	Company A(1)	~37
2	WeRide	~22
3	Company B(2)	~10
4	Company C(3)	~7
5	Company D(4)	~6

Notes:
*
The market share for each competitor is calculated by dividing their revenue generated from L4 autonomous vehicles on city main roads by the total revenue of the L4 autonomous driving market on city roads. City road refer to vehicle lanes for motorized vehicles.

(1)
Company A is a U.S.-based privately-held autonomous driving company.

(2)
Company B is a China-based privately-held autonomous driving company.

(3)
Company C is a China-based privately-held L4 autonomous driving company.

(4)
Company D is a China-based Nasdaq-listed company that develops driverless vehicles, among other businesses.

OVERVIEW OF GLOBAL ROBOTAXI MARKET
Robotaxi is one of the most commercially viable applications of autonomous driving technology: robotaxis can significantly reduce operating costs, allowing operators to achieve higher profit margins. Unlike other autonomous vehicles that may be limited to specific routes or functions, robotaxis can operate continuously without the constraints of human schedules. Robotaxis also operate in the most complex and dynamic open urban environment, characterized by varied road types, unpredictable routes, and a wide range of obstacles, including vehicles, pedestrians, and non-standard objects. This challenging environment provides valuable data for refining algorithms and frequent iterations, establishing high technical barriers while offering opportunities to expand into other driving scenarios.
Robotaxi is expected to keep riding on the upward industry trend and rapidly approach large-scale commercialization in the coming years. The global robotaxi market is projected to grow rapidly. The market size was below US$1 billion in 2024, which is expected to reach US$587 billion by 2030, at a CAGR of 367% from 2024 to 2030, and further to US$2,992 billion by 2035, at a CAGR of 39% from 2030 to 2035.
The market sizes for robotaxi operation and sales were both below US$1 billion in 2024, and are expected to grow to US$431 billion and US$156 billion by 2030, respectively, at CAGRs of 351% and 456% from 2024 to 2030, respectively. The market sizes for robotaxi operation and sales are expected to further grow to US$2,594 billion and US$398 billion by 2035, at CAGRs of 43% and 21% from 2030 to 2035, respectively.

Market Size of Global Robotaxi Market, 2022-2035E

Sources: CIC Report; interviews with market participants, industry publications, listed companies’ public filings, news
Unit Economics for Robotaxis
Robotaxis offer superior unit economics and higher profitability compared to traditional taxi. By 2030, robotaxi can save up to around 90% of labor cost as compared to traditional mobility. The adoption of robotaxi in China alone is expected to reduce the overall operating cost and enlarge the profit headroom to 50% by 2030. Furthermore, robotaxi is expected to enable more significant cost-saving in other countries such as the United Kingdom, United Arab Emirates, and United States where labor and other operation costs account for a larger portion of the total cost, unlocking a profit margin headroom from 60% to around 80% by 2030. As economies of scale start to surface and the supervisor-to-vehicle ratio improves, the unit economics of robotaxis are expected to further enhance globally.
Unit Economics Analysis for Robotaxi in China, UK, UAE, and US, 2030E

Sources: CIC Report; interviews with market participants, industry publications, news
Notes:
*
The estimates are based on the assumptions that (i) supervisor-vehicle ratio is 1:10 and (ii) robotaxis follow the operating schedules of traditional taxis

**
Other operation cost includes license, parking, and maintenance costs

Value Chain for Robotaxis Sector
Autonomous driving companies operating robotaxis are able to generate revenue through multiple segments across the industry value chain. Within this sector, numerous companies adopt a variety of business models.

Some provide end users with autonomous driving services directly, while others offer comprehensive autonomous driving solutions, including technology and operational support services, to their operation partners. Companies may charge a one-time fee for the sale or lease of autonomous vehicles, followed by recurring fees based on autonomous driving services. Additionally, they can charge fees directly to passengers through their own platforms or in collaboration with go-to-market partners, such as ride-hailing platforms. See “Business—Our Products and Solutions” for more details regarding WeRide’s business model.
Becoming a successful autonomous driving company requires not only advanced technology but also robust technological support and deep collaborations across the industry value chain. This includes strong partnerships in the upstream sector with key component providers, as well as OEM collaborations such as those seen with Geely and Yutong, which provide deep customization and adaptation for robotaxis and robobuses. From a software development perspective, it is crucial to have substantial infrastructure capabilities that can significantly enhance development efficiency. Furthermore, downstream operational proficiency is essential, along with deep cooperation with ride-sharing platforms to directly reach billions of end users. Such comprehensive strategies ensure that companies can deliver efficient, reliable, and scalable autonomous driving services while maintaining a competitive edge in the market.
Illustrative Value Chain for Robotaxi Sector

Source: CIC Report
Note:
*
“Operational partners” in the above diagram include mobility platforms and automobile leasing and financing companies who hold assets

While L4 autonomous driving companies hold a pivotal position within the value chain, only a select few have successfully forged comprehensive partnerships across it. Leading companies like WeRide have created a full-service platform in the industry that provides autonomous vehicles and a diverse array of L4 autonomous driving value chain services from data toolchains to proprietary ride-sharing mobile applications. Such a full-service platform is not only beneficial to the development and growth of all stakeholders in the industry, but also positions the leading L4 technology companies with significant bargaining power. Such firms are uniquely positioned to explore innovative business models, including partnerships with operation partners, enabling direct access to billions of end users and the potential for a revenue-sharing model that drives sustainable growth.
The below chart sets forth the service coverage of stakeholders for L4 technology companies with commercial deployment of robotaxis:

Company	OEM Partners	Operation Partners	Ride-sharing Platforms	End Users
WeRide	√	√	√	√
Company E(1)	√	X	√	√
Company A(2)	√	√	√	√
Company D(3)	√	X	X	√

Notes:
*
As of the Latest Practicable Date

(1)
Company E is a China-based Nasdaq-listed autonomous driving company.

(2)
Company A is a U.S.-based privately-held autonomous driving company.

(3)
Company D is a China-based Nasdaq-listed company that develops driverless vehicles, among other businesses.

Comparison of Global L4 Robotaxi Companies
The competitive landscape for L4 autonomous driving is rapidly evolving, characterized by intense rivalry among several key players competing for dominance in this transformative sector. L4 companies are not only pushing technological boundaries but also innovating their business models to reshape urban mobility on a global scale. Despite the advancements made by other competitors, WeRide remains a unique competitor. To date, it is the sole provider with a unified platform that is both highly scalable and transformative, effectively addressing various urban lifestyle and travel needs. This innovative platform not only integrates various vehicle types but also delivers extensive functionality, interconnectivity, and simplicity, catering to city planners and sharing economy platforms alike.
Notably, the robotaxi sector is expected to advance towards extensive commercialization in the near future. As operational efficiencies rapidly improve and unit economics turn positive, the robotaxi model stands ready for rapid and widespread deployment. Current market leaders, such as WeRide, are expected to maintain their leadership positions and compete for larger market shares in the robotaxi industry. The successful deployment of robotaxis will enable Level 4 autonomous driving companies to gather valuable data and refine their products and solutions, thereby enhancing efficiency and reducing costs. As these improvements accumulate, they foster a virtuous cycle that supports faster expansion and adoption of robotaxis across different regions and markets.
Our market share was 12.2% in terms of global L4 robotaxi revenue in 2024. The following table presents the comparison of WeRide and other top players in global L4 autonomous driving industry focusing on robotaxi sector.
Comparison of WeRide with Other Global L4 Autonomous Driving Companies with Robotaxi Operation
	WeRide	Company E(1)	Company A(2)	Company D(3)
Offerings	• Robotaxi • Robobus • Robovan • Robosweeper • ADAS	• Robotaxi • Robotruck • ADAS	• Robotaxi • Robo logistics vehicle	• Robotaxi
Fleet size (robotaxi)*	~400	~250	~800	~2,300
Countries for operation (robotaxi)**	4	1	1	1
Cities for operation (robotaxi)**	5	4	3	11
Start of public robotaxi operation	2019	2021	2020	2021
No regulatory discipline**	√	X	X	X
Market share in terms of international robotaxi revenue, %, 2024***	~10	~2	~88	~0

Notes:

*
As of December 31, 2024. “Fleet size” refers to the number of L4 and above vehicles, and is frequently used as an industry benchmark, according to CIC. It includes both (i) the accumulated sales volume and (ii) the current size for self-operated L4 and above vehicles.

**
As of the Latest Practicable Date.

***
The market share for each competitor is calculated by dividing their revenue generated from robotaxi excluding China by the total revenue of the non-China robotaxi market.

(1)
Company E is a China-based Nasdaq-listed autonomous driving company.

(2)
Company A is a U.S.-based privately-held autonomous driving company.

(3)
Company D is a China-based Nasdaq-listed company that develops driverless vehicles, among other businesses.

Key Challenges Associated with Robotaxis Deployment and Commercialization
•
Technology.   Autonomous driving is difficult technologically and challenging to reliably deliver in real world settings, due to limited off-the-shelf commercial solutions, shortage of high-quality and properly annotated data, suboptimal hardware and software design and integration, and the lack of reliability, connectivity and coverage of corner cases. These challenges call for custom-built infrastructure that can handle training, development and deployment of L4 solutions, as well as solutions that can enable and monitor the operations of vehicles in a variety of road conditions and environments.

•
Safety.   Safety is of paramount importance to autonomous driving companies, not only because any mistake can lead to severe consequences, but also because consumers and the public are much less tolerant towards machine errors than human errors. As such, it’s far from enough for autonomous driving systems to be just safer than average human driver, they must function flawlessly. However, factors such as unusual behaviors from other vehicles, unexpected road conditions, and difficulties in precise localization can make it extremely challenging for autonomous driving companies to maintain a perfect safety record.

•
Consumer acceptance.   As access to robotaxis increases and more people have the opportunity to experience them firsthand, comfort levels are generally rising. However, many consumers still have concerns about safety, reliability, and the technology’s ability to handle complex driving scenarios. In addition, skepticism may persist among those who have not yet experienced robotaxis or other autonomous driving vehicles, leading to hesitation in embracing this new mode of transportation.

•
Regulatory support.   The advancement of autonomous driving technology faces significant challenges related to regulatory support, primarily due to a fragmented regulatory landscape. Different regions and countries have varying laws and regulations governing autonomous driving vehicles, which complicates the development and deployment of these technologies on a global scale. In addition, the differing priorities of stakeholders, including manufacturers, local governments, and safety advocates, create further complexities as each group may have unique concerns and objectives. While receptivity to autonomous driving is increasing among regulators and policymakers, it often lags behind the rapid pace of technological advancements. This disconnect can lead to uncertainty for developers and hinder the timely introduction of innovative solutions.

•
Scaling.   Scaling up a robotaxi operation is challenging, as it requires not only technological advancements but also operational expertise. Fundamentally different from traditional cars and taxis, robotaxis require the integration of advanced technology and systems not found in traditional vehicles. Efficient market entry can benefit from standardized deployment and operational procedures, which can only be developed through extensive real-world operational experience. In addition, the operation of robotaxis requires a robust and scalable supporting infrastructure, including maintenance facilities, charging stations, service operations, and more.

Key Growth Drivers for Robotaxi Deployment and Commercialization
•
Robust technology that has been tested in real-world conditions and is continually advancing.   Significant advancements have been achieved in autonomous driving technologies, including improvements in sensor technology, AI, machine learning, and vehicle-to-everything communication. However, autonomous driving, especially at L4 and above, remains in relatively early stages and has not yet been tested extensively in real-world conditions. Real-world testing is essential for validating and building confidence in the safety and efficiency of robotaxis. In addition, ongoing technological advancements are crucial for addressing the complexities of real-world driving scenarios and enabling robotaxis to adapt to diverse environments effectively.

•
Growing public confidence and acceptance of autonomous driving.   Growing public confidence and acceptance of autonomous driving is a crucial driver for the growth of the robotaxi industry. As more individuals experience robotaxis, more real-world data will be generated and used to further enhance the development and functionality of these vehicles. Moreover, increased public confidence in autonomous driving will encourage the establishment of infrastructure that supports this technology and the making of favorable governmental policies relating to autonomous driving. These, in turn, will accelerate the transition toward a future where autonomous driving becomes a standard mode of transportation.

•
A proactive stance from regulators to explore innovative policies and expand operational regions.   A proactive regulatory approach is essential for the growth of the robotaxi industry, particularly as it differs significantly from traditional vehicle operation. Existing regulations based on conventional driving may not effectively address the unique challenges of autonomous vehicles. Therefore, regulators should collaborate closely with industry experts to gain a comprehensive understanding of autonomous driving technology and develop forward-thinking policies. As innovation in autonomous driving accelerates, regulations often lag behind, risking stifling progress. By establishing a cohesive regulatory framework across regions and standardizing regulations, authorities can create a supportive environment for the development and deployment of autonomous vehicles, enhancing public safety and fostering innovation in this transformative sector.

•
Expanding ecosystem that encompasses fleet management, maintenance, financing and insurance services.   Fleet management, maintenance, financing, and insurance services are essential for the growth of the robotaxis industry. Fleet management improves operational efficiency by optimizing vehicle performance and enabling real-time monitoring. Maintenance services utilize advanced diagnostics and predictive technologies to minimize downtime and keep vehicles in optimal condition. Tailored financing options make autonomous vehicles more accessible to businesses and consumers, while the insurance sector adapts to address unique risks associated with autonomous driving technologies. Collectively, these services can facilitate a smoother transition to widespread adoption of autonomous vehicles.

•
Consumer platforms rather than OEMs will drive proliferation of L4.   Consumer platforms, such as the ride-hailing service provider, are expected to play a crucial role in the proliferation of L4 autonomous vehicles, rather than traditional OEMs. By freeing human drivers from the responsibilities of driving, L4 technology is ideally positioned to enable consumer platforms to reduce cost and complexity in driver management, crossing a key barrier to rapid growth. This shift is particularly relevant for sharing economy platforms, which stand to benefit immensely from the efficiencies and cost reductions associated with autonomous driving capabilities.

Favorable Regulatory Initiatives for Robotaxi
The increasing awareness of the various benefits of autonomous driving has accelerated the making of favorable governmental policies relating to the autonomous driving technology and industry development around the world.
Take China as an example, as early as in 2017, regulations were issued in Beijing to regulate the road testing of autonomous driving vehicles. In 2020, the Guangzhou Municipal Government issued the first driverless test permit in China, pioneering in the road test of robotaxi. In November 2021, Beijing led the issuing of permits allowing paid robotaxi service, marking a watershed moment for robotaxi from testing to the start of commercial operation. In 2023, the Ministry of Transport of China issued draft guidelines that encourage the use of autonomous cars in taxi services under certain conditions, in a move to help accelerate the commercialization of autonomous vehicles. The guidelines also established corresponding safety and supervision management systems, providing a policy framework for the further promotion of robotaxis and ensuring their large-scale commercialization progresses smoothly and within legal and regulatory boundaries.
OVERVIEW OF GLOBAL L4 AUTONOMOUS DRIVING MARKET FOR OTHER USE CASES
In addition to robotaxi, L4 technology also powers buses, intra-city and inter-city logistics vehicles, sweepers, other industrial and urban service vehicles and other passenger vehicles. Use cases in public utilities and industrial settings such as robobus and robosweeper are expected to commercialize on a large scale starting from 2025.

•
Robobus.   Robobus, expected to be one of the earliest commercial applications of autonomous driving due to its largely pre-determined routes, began deployment in closed environments in 2018, expanded to open roads in 2020, and achieved driverless L4 operation in 2021. The global robobus market is below US$0.1 billion by 2024, growing to US$47 billion by 2030 and US$123 billion by 2035. Robobus addresses the pressing shortage of bus drivers, a significant challenge for public transportation worldwide, as evidenced by a 7% unfilled position rate for bus and coach drivers in Europe in 2021. With the ability to operate safely and driverless for extended hours, robobus presents an ideal solution to these issues, enhancing public transit options for city dwellers facing an aging workforce in this sector.

Global Competitive Landscape of Robobus, 2024
Ranking	Company	Market share in terms of revenue
(%)
1	WeRide	~36
2	Company F(1)	~32
3	Company G(2)	~14

Notes:
(1)
Company F is a China-based privately held autonomous driving company.

(2)
Company G is a China-based privately held autonomous driving company.

•
Robo logistics vehicles.   The global market for robo logistics vehicles is US$0.17 billion in 2024 and expected to reach US$746 billion by 2030 and US$4,656 billion by 2035. Due to their technical similarities with robotaxis and robobuses, together with ready hardware and favorable regulations, robo logistics vehicles have been commercialized for intra-city use since 2022, primarily on pre-determined routes from distribution centers to sub-centers. By 2035, the global intra-city transportation market is anticipated to reach above US$1,685 billion. The adoption of L4 intra-city robo logistics vehicles is expected to reduce overall operating costs by 40%, decreasing from around US$34 thousand per year for traditional vehicles to around US$20 thousand per year for robo logistics vehicles in China by 2025.

Global Competitive Landscape of Robovan, 2024*
Ranking	Company	Market share in terms of revenue
(%)
1	Company B(1)	~62
2	Company H(2)	~26
3	WeRide	~9
4	Company I(3)	~1

Notes:
*
Robovan refers to robologistic vehicles mainly operating on city roads.

(1)
Company B is a China-based privately-held autonomous driving company.

(2)
Company H is an autonomous driving business unit of a public company.

(3)
Company I is a China-based privately-held autonomous driving company.

•
Robosweepers.   Robosweepers can replace human labor in city sanitation, operating efficiently all day and in all weather conditions while reducing costs. The global robosweeper market was US$0.2 billion in 2024, and is expected to grow to US$60 billion by 2030 and to US$200 billion by 2035. Street sanitation is labor-intensive and poses health and safety risks, as workers often face long hours in dangerous environments, including busy roadways. With a shortage of street sanitation workers becoming increasingly urgent, robosweepers provide a solution by operating autonomously and safely in various conditions, thereby alleviating the burden on human workers and enhancing overall sanitation efficiency.

Global Competitive Landscape of Robosweeper, 2024*
Ranking	Company	Market share
(%)
1	Company C(1)	~41
2	WeRide	~32
3	Company J(2)	~27

Notes:
*
The market share for each competitor is calculated by dividing their revenue generated from robosweeper on city main roads by the total revenue of the robosweeper market on city roads.

(1)
Company C is a China-based privately-held L4 autonomous driving company.

(2)
Company J is a China-based privately-held autonomous driving technology company.

•
Other autonomous driving applications.   Autonomous driving vehicles can be applied in various utilities and industrial services, such as factory and port logistics, airport transportation, mining, and last-mile delivery, and their technology can also be adapted for passenger vehicles. The global market size for these applications is projected to grow from US$0.5 billion in 2024 to US$24 billion by 2030 and to US$127 billion by 2035.

OVERVIEW OF GLOBAL ADAS MARKET
The number of new vehicles equipped with L2-L3 capabilities globally is expected to increase from 37 million units in 2024, to 76 million units by 2030, and further to 109 million units by 2035. An increased number of new energy vehicle OEMs have made ADAS functionality standard across their models, and the Over-the-Air, or OTA, based ADAS functions have become a new focus for revenue growth for some OEMs. With the increasingly common adoption of ADAS, traditional OEMs and Tier 1 suppliers recognize the value of autonomous driving functionalities on their products. Providers of ADAS can achieve commercialization by licensing software and technology to OEMs for mass production vehicles, which helps OEMs achieve higher safety standards and bring enhanced driving experience to consumers.
The ADAS market presents a massive addressable opportunity, demonstrating significant potential for consistent and meaningful growth. The expansion of this market is driven by a growing demand for automated driving systems that offer monitoring, warning, braking, and steering assistance. This surge in demand is fueled by increased public and regulatory interest in safety applications designed to protect drivers and prevent accidents. As technology becomes more integrated into vehicles, aligning with consumer preferences for enhanced safety features and government regulations, ADAS has become an essential component of modern vehicles.
Success in the ADAS market largely depends on collaboration with OEMs, who are crucial for integrating these technologies into their products and influencing consumer adoption. While advancements in ADAS are substantial, the transition to L4 autonomous driving remains a distant prospect due to technological and regulatory challenges. Current ADAS technologies primarily serve as driver assistance tools, with a focus on enhancing safety and the driving experience rather than fully automating driving tasks. As OEMs respond to market and regulatory pressures, they will continue to play a critical role in shaping the evolution of ADAS toward more intelligent vehicle systems.

Market Size of Global L2-L3 ADAS, 2022-2035E

Source: CIC Report; interviews with expert participants, government statistics, listed companies’ public filings, news
Competitive Advantages of Early Movers
Early movers in the market possess significant advantages over new entrants. The autonomous driving industry has a number of significant entry barriers which protect the early movers:
•
Existing international presence.   Early movers who establish operations across different countries and regions gain significant competitive advantages. By entering international markets early, these companies not only shape industry standards and influence regulatory frameworks but also accumulate diverse data crucial for refining AI algorithms across varied driving conditions. This global presence and data advantage enable them to optimize their technologies more effectively, leading to enhanced safety features, improved system reliability and greater consumer trust, which are critical in scaling operations and securing market leadership.

•
High technological barrier.   Development of autonomous driving technology would require extensive time, resources and superior knowledge. In addition, the intellectual properties that are at the core of major players’ businesses in the autonomous driving industry are usually held in the form of proprietary trade secrets rather than patents, making it difficult for new entrants to benefit from early movers’ industry know-how. There is no shortcut in the autonomous driving industry for new entrants. Moreover, the inherent shortage in top technology leaders and R&D engineers means only a handful of leading industry participants will have the human resources required to achieve success.

•
Accumulation of massive data and operation mileage.   L4 autonomous driving vehicles must be operated under real road conditions to accumulate meaningful data for training and upgrading of the system. Sufficient driving hours and mileage are required for corner cases to take place, the resolution of which helps avoid potentially serious accidents. The massive amount of multi-sensor fusion data and mileage accumulated by early movers create a formidable competitive moat.

•
Economies of scale.   Leveraging their extensive industry know-how, early movers are more likely to be able to establish a universal and scalable technology platform that can be quickly adapted to different use cases. This strategic advantage not only accelerates the development and deployment of new products, but also significantly reduces costs in algorithms and hardware as compared with their competitors’, which in turn allows early movers to offer more matured products at competitive pricing.

•
Ecosystem partners and local expertise.   Successful commercialization would require close cooperation with OEMs, Tier 1 suppliers and other business partners. Early movers can establish and benefit from these important partnerships early on, whereas new entrants will find it more difficult to replicate the success of earlier entrants.

These entry barriers are inter-related and together formed a self-reinforcing cycle. As a result, the competitive advantages of the industry pioneers are expected to become even stronger, continuing to bolster their market positions in technology and commercialization.
SOURCE OF INDUSTRY INFORMATION
We commissioned CIC to conduct research on, provide an analysis of, and to produce the CIC Report on the autonomous driving industry in China and globally. CIC is an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting services to both institutional investors and corporations.
We have agreed to pay RMB400,000 to CIC for the preparation of the CIC Report. CIC conducted both primary and secondary research. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from publicly available data sources, such as National Bureau of Statistics of China and public disclosure by relevant industry players, among others.
CIC’s projection on the market sizes of the above-mentioned industries in China are based on the following assumptions: (i) the overall global social, economic and political environment is expected to maintain a stable trend over the next decade; (ii) related key industry drivers are likely to continue propelling growth in these industries in China during the forecast period; and (iii) there are no extreme force majeure events or industry regulation changes which may dramatically or fundamentally affect the market situation. Our Directors confirm that, after making reasonable enquiries, there has been no adverse change in the market information since the date of the CIC Report that may qualify, contradict or have a material impact on the information in this section.

REGULATORY OVERVIEW
This section sets forth a summary of the most significant rules and regulations of mainland China and elsewhere that affect our business activities and the rights of our Shareholders to receive dividends and other distributions from us.
REGULATIONS IN MAINLAND CHINA
Regulations Relating to Corporation
All companies established in the PRC are subject to the Company Law of the People’s Republic of China (《中華人民共和國公司法》), or the Company Law, which was lastly amended on December 29, 2023, and came into effect on July 1, 2024. The Company Law provides for the establishment, corporate structure, and corporate management of companies, which also applies to foreign-invested enterprises. Where laws relating to foreign investment provide otherwise, such stipulations shall apply. The main amendments of the Company Law involve strengthening the responsibilities of controlling shareholders, directors, and management personnel, and stipulating that the subscribed capital contributions should be fully paid by the shareholder(s) within five years from the date of incorporation according to its articles of association. On July 1, 2024, the State Council promulgated the Provisions on Implementation of the Registered Capital Management System under the Company Law of the People’s Republic of China (《關於實施<中華人民共和國公司法>註冊資本登記管理制度的規定》), which further stipulates that for a company registered for incorporation before June 30, 2024, if the remaining capital contribution period of a limited liability company exceeds five years as from July 1, 2027, the company shall adjust the remaining capital contribution period to five years by June 30, 2027, and record the same in its articles of association. The shareholders shall fully pay the amount of capital contributions they subscribe for within the adjusted capital contribution period. If a PRC domestic enterprise fails to adjust within the grace period, it may be subject to an order of rectification or a fine. We are in the process of completing the full paid-up of all registered capital.
Regulations Relating to Foreign Investment
Investment activities in mainland China by foreign investors are principally regulated by (i) the Catalog of Industries for Encouraging Foreign Investment (《鼓勵外商投資產業目錄》), or the Encouraging Catalog, (ii) the Special Administrative Measures for Access of Foreign Investments (《外商投資准入特別管理措施(負面清單)》), or the Negative List, each of which was promulgated and were amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, and (iii) the Foreign Investment Law of the People’s Republic of China (《中華人民共和國外商投資法》), or the Foreign Investment Law, which was adopted by the National People’s Congress on March 15, 2019, and became effective on January 1, 2020, as well as their respective implementation rules and ancillary regulations.
Guidance Catalog of Industries for Foreign Investment
The Encouraging Catalog and the Negative List lay out the basic framework governing foreign investment in mainland China, classifying businesses into three categories, namely the “encouraged” category, the “restricted” category, and the “prohibited” category, based on the level of participation allowed to and conditions required of foreign investment.
On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version) (《鼓勵外商投資產業目錄(2022年版)》), which became effective on January 1, 2023, and replaced the previous Encouraging Catalog. On September 6, 2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2024 Version) (《外商投資准入特別管理措施(負面清單)(2024年版)》), or the Negative List 2024, which became effective on November 1, 2024, and replaced the previous Negative List. Any industry not listed on the Negative List 2024, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2024.

The Foreign Investment Law
The Foreign Investment Law is formulated to further expand the opening-up of the Chinese economy, vigorously promote foreign investment, and safeguard the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investment means any foreign investor’s direct or indirect investment in mainland China, including (i) establishing foreign-invested enterprises, or FIEs, in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or by the State Council. Foreign investments are entitled to pre-entry national treatment and are subject to the Negative List. The pre-entry national treatment means that the treatment accorded to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The State implements special administrative procedures for access to foreign investment in specific fields and foreign investors shall not invest in any prohibited fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields.
The investment, earnings, and other legitimate rights and interests of a foreign investor within the territory of mainland China shall be protected in accordance with the law, and all national policies supporting the development of enterprises shall apply equally to FIEs. The State guarantees that FIEs are able to participate in the formulation of standards in an equal manner and in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. The State may levy or expropriate the investment of foreign investors in accordance with the law for public interest. The expropriation and requisition shall follow legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, FIEs shall comply with applicable rules and regulations on labor protection, social insurance, tax, accounting, foreign exchange and other matters prescribed by law.
The Wholly Foreign-Owned Enterprises Law of the People’s Republic of China (《中華人民共和國外資企業法》), together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (《中華人民共和國中外合資經營企業法》) and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures (《中華人民共和國中外合作經營企業法》) were abolished on January 1, 2020. The organization arrangement structure and activities of FIEs have since been governed by the Company Law and the Partnership Enterprise Law of the People’s Republic of China (《中華人民共和國合夥企業法》). FIEs established before the implementation of the Foreign Investment Law may retain the original forms of business organization within five years after the implementation of the Foreign Investment Law.
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law (《中華人民共和國外商投資法實施條例》), which came into effect on January 1, 2020, and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation in accordance with the law. Pursuant to the Implementation Regulations on the Foreign Investment Law, if an existing FIE fails to change its original form of business organization in accordance with the Foreign Investment Law by January 1, 2025, the relevant market regulatory departments will cease to process any registration in respect of such enterprise and may publish information relating to its non-compliance with the Foreign Investment Law.
On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information (《外商投資信息報告辦法》), or the Foreign Investment Information Measures, which came into effect on January 1, 2020, and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises (《外商投資企業設立及變更備案管理暫行辦法》). Starting from January 1, 2020, foreign investors and FIEs in the PRC shall submit information relating to their investment through the Enterprise Registration System and the National Enterprise Credit Information Publicity System established by the SAMR by submitting initial reports of establishment, reports on changes, reports on termination and annual reports in accordance with the Foreign Investment Information Measures. Where a foreign investor or an FIE fails to submit any required information or fails to make any correction or resubmission where directed by the competent authority, it may be subject to a fine of up to RMB300,000 (or RMB500,000 in the event of serious violations).

Security Review Relating to Foreign Investment
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment (《外商投資安全審查辦法》) which took effect on January 18, 2021, and set forth provisions on security review concerning foreign investment, including the types of investments subject to such review and the scopes and procedures of such review. The Office of the Working Mechanism, jointly led by the NDRC and the MOFCOM, has been established under the NDRC to undertake routine security review work relating to foreign investment. Foreign investors or other relevant parties shall proactively declare information relating to their proposed foreign investment transactions to the Office of the Working Mechanism before carrying out such transaction if (i) it is in sectors related to national defense and security, such as arms and arms related industries, or in geographic locations in close proximity of military facilities or defense-related industries facilities; or (ii) (a) it involves sectors critical to national security, such as critical agricultural products, critical energy and resources, critical equipment manufacturing, critical infrastructure, critical transportation services, critical cultural products and services, critical information technology and internet products and services, critical financial services and key technologies, and (b) will result in the foreign investor acquiring control over the investee enterprise. A foreign investor is deemed to have “control” over an investee enterprise if (i) the foreign investor holds 50% or more of the equity interests in the enterprise, (ii) has significant influence in the investee enterprise either at the board or the shareholder level by virtue of its voting power even if it holds less than 50% of the equity interests, or (iii) it is otherwise able to exert significant influence over the enterprise’s business decisions, human resources, finance and technology. While we are not and have not been subject to the requirement of security review, we may in the future pursue potential strategic acquisitions which may require us to comply with the requirements of the above-mentioned rules.
REGULATIONS RELATING TO VALUE-ADDED TELECOMMUNICATIONS SERVICES
Foreign Investment in Value-Added Telecommunications
Foreign direct investment in telecommunications companies in mainland China is regulated by the Administrative Provisions of Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), or the FITE Regulation, which was issued by the State Council on December 11, 2001, and most recently amended on March 29, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, refers to an enterprise legally established by a foreign investor within the territory of the PRC to operate telecommunications business. Under the FITE Regulation and in accordance with WTO-related agreements, unless otherwise stipulated by the State, the foreign party investing in an FITE that engages in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. An FITE shall apply for a telecommunications business license from the Ministry of Industry and Information Technology, or the MIIT, upon completion of its registration with the competent market supervisory authority. The relevant PRC authorities retain considerable discretion in granting such approvals. Furthermore, a foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of an FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business (《工業和信息化部關於放開在線數據處理與交易處理業務(經營類電子商務)外資股比限制的通告》) issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.
On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services (《信息產業部關於加強外商投資經營增值電信業務管理的通知》), or the MII Notice, which reiterates certain requirements of the FITE Regulation and strengthens the administrative authority of the MII. Under the MII Notice, if a foreign investor intends to invest in value-added telecommunications businesses in mainland China, it shall establish an FITE which shall apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to allow the latter to conduct value-added telecommunications businesses in mainland China against the law. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications service license holder must have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall implement measures to safeguard its network and information, establish an administrative system to protect information security, set up procedures for the handling of emergencies relating to network and information security and designate responsibilities and allocation liabilities with respect to information security.
Telecommunications Regulations
The Telecommunications Regulations of the People’s Republic of China (《中華人民共和國電信條例》), or the Telecom Regulations, promulgated on September 25, 2000, and most recently amended on February 6, 2016, is the primary law governing telecommunications services and sets out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. Based on the Telecom Catalog (《電信業務分類目錄》) promulgated by the MII on February 21, 2003, and most recently amended by the MIIT on June 6, 2019, “internet information services” and “online data processing and transaction processing” are identified as value-added telecommunications services.
On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business (《電信業務經營許可管理辦法》), or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services shall obtain a value-added telecommunications business operating license from the MIIT or its provincial-level counterparts. The term of a value-added telecommunications business license is five years and is subject to annual inspection.
Pursuant to the Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》), promulgated by the State Council on September 25, 2000, and most recently amended on December 6, 2024, “internet information services” refer to the provision of information through the internet to online users, and can be categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial operator of internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of internet information services from the appropriate telecommunications authorities. The ICP License is however not required if the operator will only provide internet information on a non-commercial basis.
Regulations on Mobile Internet Applications
We conduct online ride-hailing services mainly through WeRide Go, the mobile application owned and operated by our subsidiary. As a result, we may be subject to PRC law in respect of mobile internet applications.
On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services (《移動互聯網應用程序信息服務管理規定》), or the Mobile Application Administrative Provisions, which was subsequently amended on June 14, 2022 and took effect on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a “mobile internet app” refers to an app that runs on mobile smart devices providing information services. “Mobile internet app providers” refers to the owners or operators of mobile internet apps. Pursuant to the Mobile Application Administrative Provisions, a provider of mobile internet app who provides information releasing service, instant messaging service or any other services must verify a user’s mobile phone number, identity number, unified social credit code or other identity information. Mobile internet app providers shall process personal information by following the principles of lawfulness, legitimacy, necessity, and good faith, have clear and reasonable purposes, disclose protocols relating to the processing of personal information, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, take necessary measures to safeguard the security of personal information, and shall not force users to consent to the processing of personal information for any reason, or refuse to provide basic functional services to users on the ground that such users fail to agree to provide personal information that is unnecessary.

On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals (《移動智能終端應用軟件預置和分發管理暫行規定》), or the Interim Measures, which came into effect on July 1, 2017. The Interim Measures aims to enhance the administration of mobile apps, and requires, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user conveniently, unless it is a basic function software. “Basic function software” refers to software that supports the standard functioning of the hardware and operating system of a mobile smart device.
REGULATIONS RELATING TO AUTONOMOUS DRIVING VEHICLES
The MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) (《智能網聯汽車道路測試管理規範(試行)》) on April 3, 2018, or the Road Testing Circular, which became effective on May 1, 2018 and is the primary regulation governing the road testing of autonomous driving vehicles in the PRC. Pursuant to the Road Testing Circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each vehicle to be tested. To qualify for these required licenses, an applicant entity must satisfy applicable requirements set forth in the Road Testing Circular and comply with applicable rules and conditions during testing.
On December 20, 2020, the MOT promulgated the Guiding Opinions on Promoting the Development and Application of Road Transport Autonomous Driving Technologies (《交通運輸部關於促進道路交通自動駕駛技術發展和應用的指導意見》), which clarified the development goal of the application of autonomous driving technology in road transportation. Specifically, (i) by 2025, the research on the basic theory of autonomous driving has made positive progress, and key technologies such as road infrastructure intelligence, vehicle-road collaboration and product research and development and test verification have made important breakthroughs, (ii) a number of basic and key standards for autonomous driving have been issued, and (iii) a number of national autonomous driving test bases and pilot application demonstration projects have been built to realize large-scale application in some scenarios and promote the industrialization of autonomous driving technology.
On July 27, 2021, the MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation) (《智能網聯汽車道路測試與示範應用管理規範(試行)》), or the Road Testing and Demonstrative Application Circular, which replaced the Road Testing Circular. According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road test for autonomous driving vehicles, and which shall bear corresponding liabilities. A subject for road testing must meet the following requirements: (i) it must be an independent legal entity registered within the territory of mainland China; (ii) it must possess the relevant business capacity, such as the capacity to carry out the manufacturing of automobiles and parts thereof, technological research and development, or experiments and tests; (iii) it must have sufficient capacity to pay civil compensatory damages that may arise from potential personal injuries and property losses caused by road tests; (iv) it must have a set of rules to evaluate the testing of self-driving functions; (v) it must have the ability to conduct real-time and remote monitoring of testing vehicles; (vi) it must have the ability to record, analyze and replay events during the road testing; (vii) it must have the ability to safeguard the network security of testing vehicles and the remote monitoring platform; and (viii) other conditions stipulated by laws, administrative regulations and rules. Prior to conducting a road test, a subject for road tests shall ensure that the testing vehicle (i) has undergone sufficient field tests in specific locations such as a testing area (site), (ii) complies with applicable national and industry standards and specifications, testing requirements issued by competent authorities of the provincial or municipal government as well as the evaluation rules of the subject for road tests, and (iii) meets the conditions for road tests. After confirmation is received from the competent authorities, the subject for road tests shall apply to the traffic management department for a temporary car number plate for the testing vehicle. Once a temporary car number plate expires, the subject for road tests may apply for a new temporary car number plate by providing the self-declaration regarding the safety of tested vehicles, which is still within the validity period. Several local governments, such as in Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have additionally issued or applied local rules and regulations to regulate road testing of autonomous driving cars.

On July 30, 2021, the MIIT promulgated the Opinions on Strengthening the Management of Intelligent Networked Vehicle Manufacturing Enterprises and Product Admission (《關於加強智能網聯汽車生產企業及產品准入管理的意見》), or the Opinion, which provide that enterprises should strengthen data security management ability and network security guarantee ability, as well as strengthen management ability and ensure product production consistency. Moreover, enterprises should strengthen product management: (i) Enterprises should strictly perform the obligation of informing. Where the enterprise produces automobile products with driving assistance and autonomous driving functions, it shall clearly inform the vehicle functions and performance limits, driver responsibilities, human-computer interaction equipment indication information, function activation and exit methods and conditions, and more; (ii) Enterprises should strengthen the safety management of combined driving assistance products; (iii) Enterprises should strengthen the safety management of autonomous driving function products; and (iv) Enterprises ensure reliable space-time information services.
On June 30, 2022, the Standing Committee of the Shenzhen Municipal People’s Congress issued the Regulations on the Administration of Intelligent Connected Vehicles in Shenzhen Special Economic Zone (《深圳經濟特區智能網聯汽車管理條例》), which came into effect on August 1, 2022. Pursuant to the foregoing regulation, intelligent connected vehicles can be sold after being listed in the national automobile product catalog or the Shenzhen intelligent connected vehicle product catalog, and getting access by the industry and information technology authorities; intelligent connected vehicles can be driven on the road after registration with the traffic management department of the public security authority, with the permission of the transportation department, intelligent connected vehicles can engage in road transport business.
On November 17, 2023, the MIIT, the MPS, the MOT, and the Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice regarding the Pilot Implementation of Intelligent Connected Vehicle Access (《關於開展智能網聯汽車准入和上路通行試點工作的通知》) which came into effect on the same day. Such notice applies to (i) the product access pilot for intelligent connected vehicle products equipped with autonomous driving functions and (ii) the intelligent connected vehicles that have gained access to carry out road access pilots in restricted areas. To carry out the product access pilot, the applicant must first obtain confirmation from the MIIT and the MPS. They must also pass tests and safety assessments supervised by provincial authorities and city government departments where the vehicles operate. Only then can they submit the application for product access to the MIIT. Additionally, the applicant must purchase insurance for the vehicle and complete the registration process.
On November 21, 2023, the MOT issued the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation) (《自動駕駛汽車運輸安全服務指南(試行)》), which came into effect on the same day. Such service guidelines regulate the use of autonomous driving vehicles to engage in various types of transportation operations on different roadways, and specify the specific scenarios and conditions applicable to the use of autonomous driving vehicles in different transportation operations. According to the service guidelines, autonomous driving transportation operators must register, obtain the corresponding business licenses, and meet specific insurance requirements for certain operations. Among which, operators of taxi passenger transport (ride-hailing service) and road passenger transport shall maintain the carrier liability insurance in accordance with the laws. The operators need to comply with relevant standards and regulations, including vehicle registration, obtaining necessary documents, providing traffic accident liability insurance, and meeting specific safety technology standards for certain operations. Autonomous driving vehicles need to be equipped with appropriate safety and security personnel. Relevant authority will strengthen daily supervision and inspection of autonomous driving vehicle transportation activities, and require the operators to rectify any significant safety issues that arise. Operators must report to the competent authorities if they find any technical defect, hidden danger and problem of the autonomous driving vehicles.
On December 31, 2024, the Standing Committee of the Beijing Municipal People’s Congress issued the Regulations of Beijing Municipality on autonomous vehicle (《北京市自動駕駛汽車條例》), which came into effect on April 1, 2025. Pursuant to the foregoing regulation, enterprises related to autonomous vehicles that need to test autonomous driving functions in this city can apply for road testing activities. If the road testing activities have been completed and meet the specified conditions, and it is necessary to test the application scenarios of people and vehicles, demonstration application activities can be applied for.

On February 25, 2025, the MIIT, the SAMR jointly issued the Notice on Further Strengthening the Administration of the Market Access, Recall and Online Software Upgrading of Intelligent Connected Automobiles (《關於進一步加強智能網聯汽車產品准入、召回及軟件在線升級管理的通知》), which came into effect on the same day. Such notice implements the Opinion and other relevant regulations, to further improve the management of access and recall of intelligent connected vehicle products equipped with combined driving assistance systems and Over-The-Air technology, or the OTA upgrade, and to regulate the activities of automobile production enterprises with OTA upgrade.
REGULATIONS RELATING TO URBAN SOLID WASTE SERVICES
On August 10, 1993, the Ministry of Construction (which was the predecessor of Ministry of Housing and Urban-Rural Development of the PRC) promulgated the Measures for the Management of Urban Solid Waste (《城市生活垃圾管理辦法》), which was recently amended on May 4, 2015. According to the Measures for the Management of Urban Solid Waste, enterprises that engage in commercial cleaning, collection and transportation of urban solid waste shall obtain a license for the service of commercial cleaning, collecting and transporting urban solid waste. Currently, Wenyuan Guangzhou and two of its subsidiaries hold the licenses for the service of cleaning, collecting and transporting urban solid waste.
REGULATIONS RELATING TO ONLINE RIDE-HAILING SERVICES
On July 9, 2014, the General Office of the MOT promulgated the Notice on Promoting the Orderly Development of Online Taxi-Hailing Services by Mobile Phone Software (《關於促進手機軟件召車等出租汽車電召服務有序發展的通知》), which, among others: (i) requires local transportation authorities to strengthen market supervision over mobile-based online taxi-hailing services offered through mobile phones to protect the legitimate rights and interests of all parties involved; (ii) encourages mobile-based online taxi-hailing service providers to take advantage of their strengths, enhance order management, optimize order dispatch rules, improve standard of service and participate in the establishment of taxi service management information platform and technological transformation; and (iii) requires local transportation authorities to accelerate the establishment and improvement of taxi-service management information systems.
On July 27, 2016, the MOT, the MIIT, the MPS, the MOFCOM, the SAMR and the CAC jointly promulgated the Interim Measures for the Management of Online Ride-Hailing Operation and Service (《網絡預約出租汽車經營服務管理暫行辦法》), which was latest amended and became effective on November 30, 2022, to regulate the business activities of online ride-hailing services, and ensure the operational safety for passengers. Before carrying out online ride-hailing services, an online ride-hailing service platform company shall obtain the permit for online ride-hailing business and complete the record filing of internet information services at the provincial communications administration authorities of the place of its registration.
We conduct online ride-hailing services primarily through WeRide Go and we have obtained the permit for online ride-hailing business and completed the applicable record filing for internet information services as of the date of this document.
On September 30, 2014, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services (《巡遊出租汽車經營服務管理規定》), or the Cruising Taxi Administration Provisions, which was mostly recently amended on August 11, 2021. The Cruising Taxi Administration Provisions provides that (i) “cruising taxi online hailing services” refer to provision of cruising taxi operating services at the time and location designated by the passengers through means of telecommunications or the internet; (ii) platforms providing cruising online taxi-hailing services shall provide round-the-clock services and dispatch taxis in accordance with the requirements of the passengers; and (iii) cruising taxi drivers shall arrive at such location and time in accordance with the requirements of the passengers in a timely manner, communicate with online taxi hailing service providers or passengers when the passengers fail to show up at the agreed location on time, and provide a confirmation to online taxi hailing service providers when the passengers are onboard. The Cruising Taxi Administration Provisions further provide that cruising online taxi hailing services shall be carried out at different locations based on the actual condition so as to establish and improve an online taxi hailing service management system. Cruising taxi operators are also required to establish or connect to an online taxi hailing service platform based on actual conditions to provide online taxi hailing services.

On September 7, 2021, the General Office of the MOT promulgated the Notice on Maintaining a Fair Competition Market Order and Accelerating the Compliance of Online Ride-Hailing (《關於維護公平競爭市場秩序加快推進網約車合規化的通知》), which requires competent transportation authorities to strengthen their supervision and enforcement, including to strictly regulate their enforcement efforts and to use comprehensive means to crack down on illegal online ride-hailing operations. Online ride-hailing platforms that offer access to non-compliant vehicles and drivers must be investigated and dealt with in accordance with applicable laws and regulations, and the results of such investigation shall be reported to the MOT.
On November 28, 2016, the People’s Government of Guangzhou Municipality promulgated the Interim Measures for the Administration of Online Taxi-Hailing Services in Guangzhou (《廣州市網絡預約出租汽車經營服務管理暫行辦法》), or the Guangzhou Online Taxi-Hailing Measures, which became effective on the same date and amended on November 14, 2019. The Guangzhou Online Taxi-Hailing Measures regulate online-hailing activities and provide for the supervision and administration of online-hailing services in Guangzhou. Pursuant to the Guangzhou Online Taxi-Hailing Measures, online-hailing platforms shall obtain the corresponding online-hailing business license in accordance with applicable laws and regulations and enter into a labor contract or agreement with drivers connected to its platform to specify the rights and obligations of both parties.
REGULATIONS RELATING TO SURVEYING AND MAPPING SERVICES
On December 28, 1992, the SCNPC promulgated the Surveying and Mapping Law of the People’s Republic of China (《中華人民共和國測繪法》), or the Surveying and Mapping Law, which was last amended on April 27, 2017 and became effective on July 1, 2017. According to the Surveying and Mapping Law, entities that engage in surveying and mapping activities shall meet specific requirements and obtain the necessary qualification certificates of surveying and mapping for corresponding grades. Any entity that engages in surveying and mapping activities without relevant qualification certificate shall be ordered to stop the illegal behavior, and be deprived of unlawful gains as well as surveying and mapping work products. In addition, the entity shall be subject to a fine of not less than the amount of, but not more than twice the amount of, the illegal gains from its surveying and mapping activities. In the event of a serious violation, the surveying and mapping tools shall be confiscated. Any foreign entity or individual engaging in surveying and mapping activities without approval or without cooperation with relevant PRC department or entity, the foreign entity or individual shall be ordered to stop the illegal behavior, and be deprived of unlawful gains, surveying and mapping work products as well as tools. In addition, the foreign entity or individual shall be subject to a fine of RMB100,000 to RMB500,000. In the event of a serious violation, the foreign entity or individual shall be subject to a fine of RMB500,000 to RMB1,000,000 and shall be ordered to leave the country within a specified period or expelled from the country. If constituting a crime, the foreign entity or individual shall be investigated for criminal liability in accordance with applicable laws.
Pursuant to the Administrative Rules of Surveying Qualification Certificate (《測繪資質管理辦法》), as most recently amended by the Ministry of Natural Resources of the People’s Republic of China, or the MNR, effective from July 1, 2021, entities conducting surveying and mapping activities in the territory of China, as well as other territorial sea under the jurisdiction of China, shall obtain a Surveying and Mapping Qualification Certificate, and conduct surveying and mapping activities within the specialized categories and restricted scope permitted by their Surveying and Mapping Qualification Certificate. The specialized categories of Surveying and Mapping Qualification Certificate include, among others, internet map services. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification (《關於進一步加強互聯網地圖服務資質管理工作的通知》) issued by the National Administration of Surveying, Mapping and Geo-information on December 23, 2011, internet map services cannot be provided by any entity without a Surveying and Mapping Qualification Certificate with respect to internet map services. According to the Provisions on the Administration of Examination of Maps (《地圖審核管理規定》) most recently amended by the MNR on July 24, 2019, an enterprise must first apply for the approval of the relevant regulatory authorities, subject only to limited exceptions, if it intends to engage in any of the following activities: (i) the publication, display, production, posting, import or export of any map or any product attached with a map; (ii) the re-publication, re-display, re-production, re-posting, re-import or re-export of any map, or any product attached with a map whose content has been changed after its initial approval; and (iii) the publication, display or posting outside China of any map or any product attached with a map. An operator of internet map is required to file any content update relating to its map with the relevant regulatory authorities semi-annually and to reapply for a new approval of the map when the two-year term of the existing approval expires.
Pursuant to the Notice of the Ministry of Natural Resources on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geoinformation (《自然資源部關於促進智能網聯汽車發展維護測繪地理信息安全的通知》) promulgated by the MNR on August 25, 2022, after an intelligent connected vehicle is being equipped with a satellite navigation positioning receiving module, inertial measurement unit, camera, laser radar and other sensors, its activities of collecting, storing, transmitting and processing geographic information data such as spatial coordinates, images, point clouds and attributing information of vehicles and surrounding road facilities during operation, service and road testing will be considered as surveying and mapping activities under the Surveying and Mapping Law. Furthermore, any vehicle manufacturer, service provider or smart driving software provider that needs to engage in the collection, storage, transmission and processing of geographic information data shall obtain the corresponding qualification for surveying and mapping in accordance with the law or entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities if it is a domestic enterprise; in the case of a foreign-invested enterprise, it shall entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of geographic information and any other businesses, and to provide geographic information services and support for such foreign-invested enterprise.
On July 26, 2024, the MNR promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles (《自然資源部關於加強智能網聯汽車有關測繪地理信息安全管理的通知》), emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc.
REGULATIONS RELATING TO CYBERSECURITY AND DATA SECURITY
The Decision Regarding the Protection of Cybersecurity (《全國人民代表大會常務委員會關於維護互聯網安全的決定》), enacted by the SCNPC, on December 28, 2000 and amended on August 27, 2009, provides, among other things, that the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, and damaging computer systems and the communications networks; (iii) violation of national regulations or discontinuing computer network or communications services without authorization; (iv) disseminating politically disruptive information or divulging state secrets; (v) spreading false commercial information; or (vi) infringing on intellectual property rights.
On June 22, 2007, the MPS, the National Administration of State Secrets Protection and other governmental authorities jointly promulgated the Administrative Measures for the Graded Protection of Information Security (《信息安全等級保護管理辦法》), or the Measures for the Graded Protection, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”. The Measures for the Graded Protection stipulate that the security protection grade of an information system may be classified into five grades. For an information system determined to be Grade II or above, its operator shall make the record filing with relevant public security departments.
According to the Cybersecurity Law of the People’s Republic of China (《中華人民共和國網絡安全法》), or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017, and other related laws and regulations, network service providers are required to take measures to safeguard cybersecurity by complying with cybersecurity obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support to public security and national security authorities. Failure to comply with such laws and regulations may subject the network service providers to administrative penalties including, without limitation, fines, suspension of business operation, shutdown of business websites, revocation of licenses as well as criminal liabilities. The Cybersecurity Law applies to the construction, operation, maintenance and use of the network as well as the supervision and administration of cybersecurity within the territory of China. Due to the operation of WeRide Go, the remote cockpit management system and the autonomous driving vehicle operation management platform, we may be deemed as a network service provider and be subject to the aforementioned regulations. On March 28, 2025, the CAC released the Cybersecurity Law of the People’s Republic of China (Draft Amendment for Comment) (《中華人民共和國網絡安全法(修正草案再次徵求意見稿)》), which makes amendments on certain legal liabilities prescribed in the Cybersecurity Law. It proposes to enhance penalties for general violation of certain security protection obligations and introduces fines of up to RMB10 million for conducts that cause particularly serious consequences endangering cybersecurity. The period for public comments ended on April 27, 2025, and there is no timetable as to when the draft will be enacted.
After the release of the Cybersecurity Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial) (《網絡產品和服務安全審查辦法(試行)》) which was later replaced by the Cybersecurity Review Measures (《網絡安全審查辦法》). The Cybersecurity Review Measures was promulgated by the CAC and other relevant authorities on April 13, 2020 and most recently amended on December 28, 2021 (such amendment became effective on February 15, 2022). The Cybersecurity Review Measures establish the basic framework and principle for national security reviews of network products and services. Pursuant to the Cybersecurity Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Government authorities may initiate a cybersecurity review against an online platform operator if such authorities believe that the network products or services or data processing activities of such operator affect or may affect national security.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》) which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” is defined to mean critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy, livelihood of citizens, or public interests if any damage is suffered or caused to malfunction, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identifying critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify any operator if it is identified as a critical information infrastructure operator. As of the date of this document, we have not been informed as a critical information infrastructure operator by any government authorities.
On June 10, 2021, the SCNPC promulgated the Data Security Law of the People’s Republic of China (《中華人民共和國數據安全法》) or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data-related activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of the data with respect to economic and social development, as well as the degree of harm that will result on national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall have designated personnel and a management body responsible for data security, carry out risk assessments for its data processing activities and file its risk assessment reports with the competent authorities. In addition, the Data Security Law sets out a national security review procedure applicable to data processing activities that affect or may affect national security and imposes restrictions on the export of certain data.
According to the Several Provisions on Vehicle Data Security Management (Trial Implementation) (《汽車數據安全管理若干規定(試行)》) promulgated on August 16, 2021 by the CAC, the NDRC, the MIIT, the MPS,

and the MOT, which became effective on October 1, 2021, the processing of vehicle data by a vehicle data processor must comply with certain basic principles such as lawfulness and appropriateness, and must be conducted in a way directly relevant to the design, manufacturing, sale, use, operation or maintenance of a vehicle. Where the processing of any vehicle data is carried out using the internet or any other information network, a hierarchical cybersecurity protection scheme shall be implemented to strengthen the protection of vehicle data and obligations relating to data security must be discharged in accordance with applicable laws.
On September 15, 2021, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Strengthening the Cybersecurity and Data Security of the Internet of Vehicles (《工業和信息化部關於加強車聯網網絡安全和數據安全工作的通知》), which became effective on the same day. The notice requires relevant enterprises to fulfill their primary responsibility for security, comprehensively strengthen safety protection, especially the security safeguards for intelligent connected vehicles and Internet of Vehicles network facilities. Additionally, it mandates enhanced security management and data security protection for the Internet of Vehicles service platforms, including data classification and grading management, improvement of data security technical safeguards, standardization of data development, utilization, and sharing, as well as reinforcement of data export security management. Furthermore, the notice emphasizes the importance of accelerating the construction of security standards for the Internet of Vehicles and encourages relevant enterprises and social organizations to formulate enterprise standards and group standards that exceed national or industry standards.
On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer (《數據出境安全評估辦法》), or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulate the security assessment of important data and personal information collected and generated within the territory of mainland China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas under any of the following circumstances, it shall apply to the relevant provincial department of the CAC for a security assessment: (i) a data processor transfers important data overseas; (ii) a critical information infrastructure operator transfers personal information overseas; (iii) a data processor processing personal information of more than one million individuals transfers personal information overseas; (iv) a data processor having, since January 1 of the previous year, cumulatively transferred overseas personal information of 100,000 individuals, or sensitive personal information of 10,000 individuals; or (v) other circumstances where a security assessment for outbound data transfer is required by the CAC. Before applying for a security assessment for the proposed outbound data transfer, a data processor shall conduct a self-assessment of the risks involved in such transfer, and the self-assessment shall focus on the following matters: (i) the lawfulness, legitimacy and necessity of the purpose, scope and method of the proposed overseas data transfer, and of the processing of such data by the foreign recipient; (ii) the scale, scope, type and sensitivity of the outbound data transfer, and the risks to national security, public interest or to the legitimate rights and interests of individuals or organizations that may be caused by the proposed outbound data transfer; (iii) the duties and obligations which the foreign recipient undertakes, and the foreign recipient’s organizational and technical capabilities and measures to perform such duties and obligations and guarantee the security of the proposed outbound data transfer; (iv) the risks of the relevant data being tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the proposed outbound data transfer, and whether a proper channel is in place to safeguard rights to and interests in personal information; (v) whether the responsibilities and obligations relating to data security protection have been fully spelt out in the relevant contracts or other legally binding documents to be concluded with the foreign recipient; and (vi) other matters that may affect the security of the proposed outbound data transfer.
On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial Implementation) (《工業和信息化領域數據安全管理辦法(試行)》), or the MIIT Data Security Measures, which took effect on January 1, 2023. The MIIT Data Security Measures prescribes that data processors in the field of industry and information technology shall follow the principles of lawfulness and appropriateness in collecting data. During the data collection process, the data processors shall take security measures corresponding to and appropriate for the relevant data.
On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data (《促進和規範數據跨境流動規定》), or the New Cross-border Data Flow Provisions, which took effect on the same day. The New Cross-border Data Flow Provisions state that if there is any conflict with the Security

Assessment Measures or the Measures for the Standard Contract for the Cross-border Transfer of Personal Information (《個人信息出境標準合同辦法》), the New Cross-border Data Flow Provisions shall prevail. The New Cross-border Data Flow Provisions set out scenarios under which certain obligations for the cross-border data transfer are waived, which include, among others, passing the security assessment of cross-border data transfer, concluding a standard contract for the cross-border transfer of personal information or passing the personal information protection certification.
On May 10, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) (《工業和信息化領域數據安全風險評估實施細則(試行)》), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.
On September 24, 2024, the State Council issued the Regulations on Network Data Security Management (《網絡數據安全管理條例》), or the Network Data Regulations, which became effective on January 1, 2025. The Network Data Regulations prescribe that network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Network Data Regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Network Data Regulations also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations.
REGULATIONS RELATING TO PRIVACY
According to the Provisions on Protection of Personal Information of Telecommunications and Internet Users (《電信和互聯網用戶個人信息保護規定》), which was promulgated by the MIIT on July 16, 2013 and became effective on September 1, 2013, telecommunications business operators and ICP operators are responsible for the security of users’ personal information they collect or use in the course of their services. Telecommunications business operators and ICP operators may not collect or use the personal information of their users without their consent. Personal information collected or used by telecommunication business operators or ICP operators in the course of their services must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or unlawfully provided to others. ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of personal information belonging to the users. In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legality, appropriateness and necessity, and strictly within the scope of authorization granted by the subject of the relevant personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of personal information collected, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user becomes aware that a network operator collects or uses his or her personal information in violation of applicable laws and regulations or against the terms of any agreement with such user, or if the personal information collected or stored is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant information.
Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》), which was jointly issued by the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS and the SAMR on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to step up the protection of personal information. Furthermore, app operators should not force their users to grant authorization by means of bundling, suspending installation or in any other default forms and should not collect personal information in violation of laws or regulations or in breach of any agreement with users. The importance of the foregoing regulatory requirements is repeated under the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests (《工業和信息化部關於開展App侵害用戶權益專項整治工作的通知》) issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information (《App違法違規收集使用個人信息行為認定方法》). This regulation illustrates various illegal practices commonly adopted by apps operators with respect to personal information protection, including “the failure to publish rules on the collection and use of personal information,” “the failure to expressly state the purpose, manner and scope for the collection and use of personal information,” “the collection and use of personal information without consent,” “the collection of personal information that is irrelevant to the services provided by the relevant app and in violation of the principle of necessity,” “the provision of personal information to others without users’ consent,” “the failure to allow deletion or correction of personal information as required by laws” and “the failure to publish relevant information such as relating to complaint filing or reporting.” Any of the following acts by an app operator will, amongst others, constitutes the “collection and use of personal information without the consent of users”: (i) collecting the personal information or activating the authorization for the collection of personal information without obtaining the consent of the relevant user; (ii) collecting the personal information or activating the authorization for the collection of personal information of any user who explicitly denies collection, or repeatedly soliciting such user’s consent in a way that disrupts his/her normal use of the relevant app; (iii) the personal information collected or the authorization for the collection of personal information activated by the app operator exceeds the scope authorized by the user; (iv) seeking user consent in a non-explicit manner; (v) modifying user settings with respect to the activation of the authorization for the collection of personal information without such user’s consent; (vi) pushing information that is directed at a user based on his/her personal information and algorithms, without providing an opt-out option; (vii) misleading users to authorize the collection of their personal information or activating the authorization for the collection of personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their authorization for the collection of personal information; and (ix) collecting and using personal information in violation of the rules published by the app operator.
On August 20, 2021, the SCNPC issued the Personal Information Protection Law of the People’s Republic of China (《中華人民共和國個人信息保護法》), or the Personal Information Protection Law, which took effect on November 1, 2021. The law integrates previously scattered rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic and other means (excluding anonymized information). The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.
On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Cross-border Transfer of Personal Information (《個人信息出境標準合同辦法》), which took effect on June 1, 2023. Such measures clarify the scope of application of the standard contract, which refers to cross-border transfers of personal information that meet certain scale standards and are conducted by personal information processors who are not operators of critical information infrastructure. The measures also outline the requirements for the conclusion and filing of the standard contract, which provides operational guidance for the cross-border transfer of personal information through filing the standard contract. The measures provide operational guidance for the cross-border transfer of personal information through filing the standard contract.
REGULATIONS RELATING TO INTELLECTUAL PROPERTY
China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.
Copyright
On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China (《中華人民共和國著作權法》), or the Copyright Law, which was most recently amended on November 11, 2020. The latest amendment took effect on June 1, 2021 and extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China. According to the Copyright Law, Chinese citizens, legal persons and organizations shall own copyright to their copyrightable works, regardless of whether such works are published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. An infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. An infringer of copyrights may also be subject to fines and/or administrative or criminal liabilities under certain circumstances.
In order to further implement the Regulations on Computer Software Protection (《計算機軟件保護條例》), promulgated by the State Council on June 4, 1991 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright (《計算機軟件著作權登記辦法》) on February 20, 2002, which specifies detailed procedures and requirements with respect to the registration of software copyrights.
Trademark
According to the Trademark Law of the People’s Republic of China (《中華人民共和國商標法》) promulgated by the SCNPC on August 23, 1982, and most recently amended on April 23, 2019, the Trademark Office of the State Administration for Industry and Commerce Authority, or the SAIC, under the State Council is responsible for the registration and administration of trademarks in mainland China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China (《中華人民共和國商標法實施條例》), which specifies the requirements for the application of trademark registration and renewal.
Patent
According to the Patent Law of the People’s Republic of China (《中華人民共和國專利法》), or the Patent Law, which was promulgated by the SCNPC on March 12, 1984 and most recently amended on October 17, 2020 (with such amendment taking effect on June 1, 2021), and the Implementation Rules of the Patent Law of the People’s Republic of China (《中華人民共和國專利法實施細則》), or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and most recently revised on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of the provincial, autonomous regions or municipal governments are responsible for the administration of patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names
On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names (《互聯網域名管理辦法》), or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN.” The China Internet Network Information Center, or the CNNIC, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration (《國家頂級域名註冊實施細則》) and Country Code Top-Level Dispute Resolutions Rules (《國家頂級域名爭議解決程序規則》) on June 18, 2019, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to adjudicate domain name related disputes.
REGULATIONS RELATING TO FOREIGN EXCHANGE
The principal regulations governing foreign currency exchange in mainland China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China (《中華人民共和國外匯管理條例》), or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996 and most recently amended on August 1, 2008 (with such amendment taking effect on August 5, 2008), and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment (《結匯、售匯及付匯管理規定》), which was promulgated by the People’s Bank of China on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval from the State Administration of Foreign Exchange, or SAFE, so long as the applicable procedural requirements are complied with. By contrast, the approval of or registration with relevant governmental authorities or designated banks is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and remit such foreign exchange out of their foreign exchange bank accounts in the PRC.
On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises (《國家外匯管理局關於改革外商投資企業外匯資本金結匯管理方式的通知》), or SAFE Circular 19, which took effect on June 1, 2015 and was further revised in 2019 and 2023. According to SAFE Circular 19, foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.
On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts (《國家外匯管理局關於改革和規範資本項目結匯管理政策的通知》), or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 16 provides for the discretionary foreign exchange settlement for all domestic institutions. Discretionary foreign exchange settlement means the foreign exchange capital in the capital account which has been confirmed by relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at banks based on the actual operational needs of the domestic institutions. The proportion of discretionary foreign exchange settlement of the foreign exchange capital is temporarily determined as 100%.
Furthermore, SAFE Circular 16 stipulates foreign exchange incomes of capital accounts shall be utilized by FIEs following the principles of genuineness and self-use and within the business scope of such enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by an FIE from foreign exchange settlement shall not be used for any of the following purposes: (i) directly or indirectly for payments outside the business scope of the FIE or payments prohibited by applicable laws and regulations; (ii) directly or indirectly for investment in securities or financial schemes other than bank guaranteed products (except for wealth management products and structured deposits with a risk rating not higher than level two) unless otherwise provided by applicable laws and regulations; (iii) the granting of loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) the construction or purchase of real estate that is not for self-use (except for enterprises engaged in real estate development and leasing operations).
Violations of above-mentioned regulations may subject an enterprise to fines and other administrative liabilities, and even criminal liabilities under severe circumstances.

According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment (《國家外匯管理局關於進一步促進跨境貿易投資便利化的通知》), or SAFE Circular 28, which was promulgated by SAFE on October 23, 2019 and amended on December 4, 2023, a non-investment FIE may use its capital to carry out domestic equity investment in accordance with the law so long as it does not violate the negative list and the projects invested are genuine and in compliance with applicable laws and regulations.
On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (《國家外匯管理局關於優化外匯管理支持涉外業務發展的通知》), or SAFE Circular 8. SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without having to submit materials evidencing the veracity of such payment to the bank prior to each transaction.
On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (《關於進一步深化改革促進跨境貿易投資便利化的通知》), pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation.
REGULATIONS RELATING TO DIVIDEND DISTRIBUTIONS
The principal regulations governing distribution of dividends of wholly foreign-owned enterprises, include the Company Law. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.
REGULATIONS RELATING TO FOREIGN DEBTS
A loan made by foreign investors as shareholders in an FIE is considered to be a foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts (《外債管理暫行辦法》) which was promulgated by the SAFE, the NDRC and the Ministry of Finance, or the MOF, on January 8, 2003 effective from March 1, 2003 and further amended effective from September 1, 2022, and the Administrative Measures for Registration of Foreign Debts (《外債登記管理辦法》) promulgated by the SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System (《國家外匯管理局關於廢止和修改涉及註冊資本登記制度改革相關規範性文件的通知》) on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by local banks. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is equivalent to twice the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may incur foreign debts within the permitted amount and directly handle the relevant banking procedures without registering each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.
REGULATIONS RELATING TO OFFSHORE SPECIAL PURPOSE VEHICLES HELD BY PRC RESIDENTS
The SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents (《關於印發<外國投資者境內直接投資外匯管理規定>及配套文件的通知》) on May 10, 2013, which was most recently amended on December 30, 2019 and specifies that the administration by the SAFE or its local branches over direct investments by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to direct investments in the PRC based on the registration information provided by the SAFE and its local branches.

The SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》), or the SAFE Circular 37, on July 4, 2014, which requires PRC residents or entities to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when a material event occurs with respect to the offshore special purpose vehicle including relating to the change of any basic information (such as change of such PRC citizens or residents, and name and term of operation), capital increase or reduction, transfers or exchanges of shares, or mergers or divisions.
The SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (《關於進一步簡化和改進直接投資外匯管理政策的通知》), or the SAFE Circular 13, on February 13, 2015, which was amended on December 30, 2019 by the Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange (《國家外匯管理局關於廢止和失效5件外匯管理規範性文件及7件外匯管理規範性文件條款的通知》). SAFE Circular 13 allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents who have previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.
On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (《國家外匯管理局關於進一步推進外匯管理改革完善真實合規性審核的通知》), or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) following the principle of genuine transaction, banks shall examine board resolutions passed for the profit distribution, the original tax filing records and audited financial statements; and (ii) domestic entities shall retain income to account for losses incurred in the past years before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall provide detailed explanations regarding the sources of capital and how they will be used, relevant board resolutions, contracts and other proof when registering an outbound investment or making an outbound remittance.
REGULATIONS RELATING TO SHARE INCENTIVE PLANS
According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (《國家外匯管理局關於境內個人參與境外上市公司股權激勵計劃外匯管理有關問題的通知》), or the Share Incentive Rules, which was issued on February 15, 2012, and other related regulations, directors, supervisors, senior management and other employees who are (i) PRC citizens or non-PRC citizens residing in mainland China for a continuous period of not less than one year, and (ii) participating in any share incentive plan of a company listed overseas, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the company listed overseas, to register with the SAFE and to deal with foreign exchange matters such as account opening and transfer and settlement of proceeds. The Share Incentive Rules further require an offshore agent to be designated to take charge over matters relating to the exercise of share options and sales proceeds for participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.
The State Administration of Taxation, or the SAT, has further issued several circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of a company listed overseas are required to file documents relating to employee share options and restricted shares with relevant tax authorities and to withhold individual income tax for employees who exercise their share options or purchase restricted shares. If an employee fails to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
REGULATIONS RELATING TO TAXATION
Income Tax
According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》), or the EIT Law, which was promulgated on March 16, 2007 and most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China (《中華人民共和國企業所得稅法實施條例》) promulgated on December 6, 2007, and most recently amended effective from January 20, 2025, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises that do not have any branches in the PRC are required to pay enterprise income tax on income originating from the PRC at the rate of 10%.
On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (《關於非居民企業間接轉讓財產企業所得稅若干問題的公告》), or the SAT Circular 7, which was amended in 2017. SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises (《關於加強非居民企業股權轉讓所得企業所得稅管理的通知》), or SAT Circular 698, issued by the SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises (《關於非居民企業所得稅管理若干問題的公告》) issued by the SAT on March 28, 2011, and clarifies certain other provisions of SAT Circular 698. SAT Circular 7 sets out a comprehensive guideline relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets in the PRC, including assets of organizations and premises in the PRC, immovable property in the PRC, equity investments in PRC resident enterprises, or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% enterprise income tax on the non-resident enterprise. SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. Nonetheless, if the overall arrangement of an indirect transfer satisfies all the following criteria, such indirect transfer will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the safe harbors provided by SAT Circular 7, including qualified group restructurings, public market trades and exemptions under tax treaties or arrangements, will not be subject to PRC tax under SAT Circular 7.
On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (《關於非居民企業所得稅源泉扣繳有關問題的公告》), or SAT Circular 37, which took effect on December 1, 2017. Certain provisions of SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents

(《關於修改部分稅收規範性文件的公告》) issued by the SAT on June 15, 2018. According to SAT Circular 37, after deducting the equity net value from the equity transfer income, the balance shall be the taxable income amount for equity transfer income. Equity transfer income means the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value means the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is a reduction or appreciation of value during the equity holding period, and the gains or losses can be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. In computing equity transfer income, an enterprise shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.
Under SAT Circular 7, and the Law of the People’s Republic of China on the Administration of Tax Collection (《中華人民共和國稅收徵收管理法》) promulgated by the SCNPC on September 4, 1992 and most recently amended on April 24, 2015, in the case of an indirect transfer, parities obligated to pay the transfer price to the transferor shall be the withholding agents. Where the withholding agent fails to withhold, and the transferor does not discharge its tax liability, the tax authority may impose late payment interest and special tax adjustment interest (if applicable) on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of between 50% to 300% of the unpaid tax amount. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.
Withholding Tax on Dividend Distribution
The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of a non-PRC resident enterprise that has no establishment or place of business in the PRC, or if the relevant dividends or other China-sourced income are in fact not associated with any establishment or place of business in the PRC of a non-PRC resident enterprise. The Implementing Rules of the EIT Law reduced the withholding tax rate from 20% to 10% and a lower withholding tax rate is applicable if there is a tax treaty between China and the jurisdiction of the foreign holding company. For example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排》), or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon the relevant documentations for enjoying the tax treaty benefits are filed with the competent tax authorities. On the other hand, based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties (《關於執行稅收協定股息條款有關問題的通知》) issued on February 20, 2009 by the SAT, if PRC tax authorities determine, at their discretion, that a company benefits from a reduced income tax rate due to the implementation of a structure or arrangement that is primarily tax-driven, the preferential tax treatment may be adjusted. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties (《關於稅收協定中”受益所有人”有關問題的公告》), which was promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarifies the standard of assessment when determining the qualification of beneficial owner status.
Interest income derived from our subsidiary in Hong Kong from mainland China is subject to CIT on a withholding basis at a rate of 10%.
Value-added Tax
Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China (《中華人民共和國增值稅暫行條例》), or the Interim Regulations, which was promulgated by the State Council on December 13,

1993 and most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China (《中華人民共和國增值稅暫行條例實施細則》), which was promulgated by the MOF and SAT on December 25, 1993 and most recently amended on October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT. Unless provided otherwise, the rate of VAT is 17% on the sale of goods and 6% on services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (《財政部、國家稅務總局關於調整增值稅稅率的通知》), or Circular 32, according to which (i) for VAT taxable sales and imports of goods that were originally subject to a VAT rate of 17% and 11%, respectively, the applicable VAT rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products that was originally subject to a VAT rate of 11%, the applicable VAT rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or for the processing of goods under consignment that were originally subject to a VAT rate of 16%, the applicable VAT rate shall be adjusted to 12%; (iv) for export products that were originally subject to a tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for export products and cross-border taxable acts that were originally subject to a tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018, and shall supersede all previous provisions which are inconsistent with Circular 32. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China (《中華人民共和國增值稅法》), which will become effective on January 1, 2026 and the Interim Regulations will be abolished.
Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (《營業稅改徵增值稅試點方案》), or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions initially and is eventually expanded to apply nation-wide in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (《營業稅改徵增值稅試點實施辦法》) released by the MOF and the SAT in relation to the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice of the Ministry of Finance and the State Taxation Administration on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax (《財政部、國家稅務總局關於全面推開營業稅改徵增值稅試點的通知》), which was promulgated on March 23, 2016 and most recently amended on March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.
On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (《關於深化增值稅改革有關政策的公告》), which became effective on April 1, 2019, and provides that (i) with respect to VAT taxable sales and import of goods, the applicable tax rates shall be adjusted from 16% and 10% respectively, to 13% and 9%, respectively; (ii) with respect to the purchase of agricultural products, the applicable tax rates shall be adjusted from 10% to 9%; (iii) with respect to the purchase of agricultural products for the purpose of production or processing of goods under consignment, the applicable tax rates shall be adjusted from 13% to 10%; (iv) with respect to the export of goods and services that was originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to the export of goods and cross-border taxable acts that were originally subject to a tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.
REGULATIONS RELATING TO EMPLOYMENT AND SOCIAL WELFARE
According to the Labor Contract Law of the People’s Republic of China (《中華人民共和國勞動合同法》), or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and most recently amended on December 28, 2012, and The Implementation Rules of the Labor Contract Law of the People’s Republic of China (《中華人民共和國勞動合同法實施條例》), or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be entered into to create an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is created, the employer must enter into a written employment contract with the employee and pay the employee an amount equal to twice such employee’s salary for the period from the day following the lapse of one month from the date of the creation of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and the Implementation Rules of the Labor Contract Law also require compensation to be paid by the employer in certain events as a result of termination. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of any restrictive period after the termination or expiry of the labor contract. In most cases, employers are also required to provide severance payment to their employees after their employment relationships are terminated.
Pursuant to the Social Insurance Law of the People’s Republic of China (《中華人民共和國社會保險法》), or the Social Insurance Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees (《社會保險費徵繳暫行條例》), issued by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds (《住房公積金管理條例》), issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in mainland China are required to participate in certain employee benefit plans, including social insurance funds and housing provident funds, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified from time to time by the local government at the place of their business operations or where they are located. On September 1, 2025, the Interpretation (II) of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (《最高人民法院關於審理勞動爭議案件適用法律問題的解釋(二)》) came into effect. According to this interpretation, among others, where the employer and the employee agree, or the employee promises the employer, that there is no need to make social insurance contributions, the people’s court shall determine that such agreement or promise is invalid. Where the employer fails to make social insurance contributions in accordance with the law, and the employee requests to terminate the labor contract and claim economic compensation in accordance with item (3) of Article 38 of the Labor Contract Law, the people’s court shall uphold such claim.
While certain domestic subsidiaries did not make full social insurance contributions for certain employees during the Track Record Period, our Group has made social insurance contributions for all employees, and there have been no agreements with, or commitments from, employees waiving the social insurance contributions. As of the Latest Practicable Date, none of our domestic subsidiaries have received any notices from the relevant authorities regarding complaints by employees concerning the social insurance contributions, nor have there been any penalties imposed by relevant authorities or orders to make retroactive payments. Therefore, we believe this interpretation will not have a material adverse effect on our operations or financial condition.
REGULATIONS RELATING TO LEASED PROPERTIES
According to the Civil Code of the People’s Republic of China (《中華人民共和國民法典》) which was promulgated by NPC on May 28, 2020 and became effective on January 1, 2021, an owner of immovable or movable property is entitled to possession, use, earnings, and disposal of such property in accordance with the law. Subject to the consent of the lessor, the lessee may sublease the leased premises to a third party. Where a lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected.
On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures on Leasing of Commodity Housing (《商品房屋租賃管理辦法》), which became effective on February 1, 2011. According to such measures, the lessor and the lessee are required to complete property leasing registration and filing formalities within 30 days from the execution of the property lease agreement with the development authorities or real estate authorities of the municipality or county where the leased property is located. If a company fails to do so, it may be ordered to rectify within a stipulated period, and if such company fails to rectify, a fine ranging from RMB1,000 to RMB10,000 may be imposed on each lease agreement.

REGULATIONS RELATING TO OVERSEAS LISTING AND M&A
On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), or the M&A Rules, which became effective on September 8, 2006, and was most recently amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures relating to its approval of overseas listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC.
The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a renowned trademark or a time-honored brand.
In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於建立外國投資者併購境內企業安全審查制度的通知》) which was issued by the General Office of the State Council on February 3, 2011 and became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (《實施外國投資者併購境內企業安全審查制度的規定》) which was issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM. This notice also prohibits any attempts to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》), which requests improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.
On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) and five supporting guidelines, or the Filing Rules. Further, on May 16, 2023 and May 7, 2024, the CSRC released the sixth and the seventh supporting guideline. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to these new rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets, income or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. The Filing Rules, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed. If the issuer meets both of the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) any of the revenue, profits, total assets or net assets of the domestic companies in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this document, uncertainties exist regarding the interpretation and implementation thereof. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the CSRC as required.
In addition, pursuant to the Filing Rules, the overseas offering and listing by a PRC company is prohibited under any of the following circumstances, if (i) it is explicitly prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security as determined by competent PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.
Starting from March 31, 2023, the domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from overseas regulatory authorities or overseas stock exchanges shall complete the filing procedures with the CSRC prior to their overseas offerings and listings.
REGULATIONS IN THE EUROPEAN UNION
In the European Union, or the EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. Article 6.1 of GDPR outlines six legal grounds for lawfulness of processing personal data. In particular, processing shall be lawful only if and to the extent that at least one of the following applies: (a) the data subject has given consent to the processing of his or her personal data for one or more specific purposes; (b) processing is necessary for the performance of a contract to which the data subject is party or in order to take steps at the request of the data subject prior to entering into a contract; (c) processing is necessary for compliance with a legal obligation to which the controller is subject; (d) processing is necessary in order to protect the vital interests of the data subject or of another natural person; (e) processing is necessary for the performance of a task carried out in the public interest or in the exercise of official authority vested in the controller; and (f) processing is necessary for the purposes of the legitimate interests pursued by the controller or by a third party, except where such interests are overridden by the interests or fundamental rights and freedoms of the data subject which require protection of personal data, in particular where the data subject is a child.
We do not collect or store consumer personal information in the EU. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the GDPR pursuant to Article 6.1(f) thereof. Under the GDPR, fines of up to   C20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.
REGULATIONS IN SINGAPORE
The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission, or PDPC, and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.
The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. Under the PDPA, the collection, use or disclosure of personal data typically requires an individual’s prior informed consent. However, in the context of an investigation, companies may seek to rely on the legitimate interests exception. Under paragraph 3 of Part 3 of the First Schedule to the PDPA, companies are not required to seek an individual’s consent if the collection, use or disclosure (as the case may be) of personal data about the individual is “necessary for any investigation or proceedings.”
The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA. The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which took effect in phases from 1 February 2021. From 1 October 2022, the maximum financial penalty that the PDPC may impose is 10% of the annual turnover in Singapore of that organization or S$1 million, whichever is higher.
We do not collect or store consumer personal information in Singapore. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the PDPA pursuant to the legitimate interests exception.
REGULATIONS IN THE UNITED STATES
While there are currently no federal U.S. regulations expressly pertaining to the safety of autonomous driving systems, the U.S. Department of Transportation has established recommended voluntary guidelines, and the National Highway Traffic Safety Administration, the NHTSA, and the Federal Motor Carrier Safety Administration have authority to take enforcement action should an automated driving system pose an unreasonable risk to safety or inhibit the safe operation of a commercial motor vehicle. Certain U.S. states have legal restrictions on autonomous driving vehicles, and many other states are considering them. Some states, particularly California, institute operational requirements or restrictions for certain autonomous functions. Autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States and may create restrictions on autonomous driving features that we develop.
We may also be subject to existing stringent requirements overseen by NHTSA under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions.
As the development of federal and state legal frameworks around autonomous vehicles continues to evolve, we may be subject to additional regulatory schemes.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE
OVERVIEW
We commenced our business in February 2017. In March 2017, our Cayman Islands holding company, WeRide Inc., was incorporated, and later became the sole shareholder of WeRide Corp. Our Cayman Islands holding company further established WeRide HK as its wholly-owned subsidiary in Hong Kong in May 2017.
We commenced our operations in mainland China shortly after the establishment of our offshore structure. In December 2017, we selected Guangzhou as our global headquarters. In January 2018, WeRide HK established a wholly-owned subsidiary, Wenyuan Guangzhou, in mainland China. In March 2018, our founder established Guangzhou Jingqi in mainland China. In July 2018, we started to direct the activities of and consolidate the financial results of Guangzhou Jingqi by entering into a series of contractual arrangements by and among Wenyuan Guangzhou, Guangzhou Jingqi and its nominee shareholders. In March 2023, we terminated such contractual arrangements and acquired Guangzhou Jingqi as a wholly-owned subsidiary of our company.
In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi, WeRide HK and two investors jointly established Wenyuan Yuexing in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing, its wholly-owned subsidiary. In addition, Guangzhou Jingqi established wholly-owned subsidiaries, Wenyuan Shenzhen and Wenyuan Jingxing, for business operation and research and development center in Shenzhen and Beijing, respectively. From June 2022 to the date of this document, Wenyuan Guangzhou further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing, Qionghai, Dongguan and Zhuhai.
We are a global provider of L4 autonomous driving products and solutions, including commercial robotaxi services, around the world. In October 2024, our ADSs were listed on Nasdaq under the symbol “WRD.”
BUSINESS DEVELOPMENT MILESTONES
The table below summarizes our key business development milestones.
Year	Milestone
2017	We commenced business operation
Our Company was incorporated in the Cayman Islands
2018	We launched one of China’s 1st L4 autonomous driving testing on open road
2019	We launched the world’s 1st open-to-public fare-charging L4 robotaxi service
2020	We launched the world’s 1st purpose-built L4 robobus designed for open road
We obtained the 1st driverless testing permit in China
2021	We launched the world’s 1st L4 robovan for intra-city goods delivery
We were the 1st pure-play autonomous driving company to obtain fully driverless test permits in both China and the United States
2022	We partnered with Bosch on co-developing ADAS
We launched pilot operation of the world’s 1st L4 robosweeper designed for open road
We were the 1st to obtain permits for road testing and demonstration applications in Shenzhen
2023	We launched China’s 1st open-to-public fare-charging L4 robobus service
We obtained the 1st national license for autonomous driving cars in UAE
We obtained the Singapore M1 and T1 Autonomous Vehicles Licenses in a record-breaking three months’ time

Year	Milestone
We commenced driverless L4 commercial operation in Beijing
2024	We partnered with Renault Group to deploy self-driving vehicles for automated road transport systems in Europe
Chery EXEED launched SUV STERRA ET equipped with ADAS system co-developed by Bosch and us
We released the latest generation of robotaxi—GXR with proprietary L4 autonomous driving systems and the advanced WeRide Sensor Suite
Uber and us launched the largest local robotaxi fleet and commenced commercial operation in Abu Dhabi
We were the 1st to obtain driverless robovan testing permit on open road in China
Our WeRide S6 and WeRide S1 were granted the M1 and T1 autonomous vehicle licenses, respectively, from the Singapore Land Transport Authority
Our ADSs were listed on Nasdaq under the symbol “WRD”
2025	We launched pilot projects to deploy robobus and robotaxi in Switzerland
We unveiled the Robovan W5
We and Renault Group launched our first autonomous robobus trial in Spain
We brought robotaxis to Dubai in partnership with Dubai’s Road and Transport Authority and Uber
We introduced eight autonomous robotaxi pilot operation routes in central Guangzhou
We commenced fully driverless L4 robotaxi testing in Abu Dhabi
We launched testing or deployment of our robotaxis and other autonomous driving products in Saudi Arabia
We became the first and only company authorized to road test autonomous logistics vehicles in Huangpu, Guangzhou, with the district’s inaugural permit for robovan W5
Our robobus operated as the first autonomous vehicle without a safety officer on board in Southeast Asia
We launched the HPC 3.0 high-performance computing platform, jointly developed with Lenovo and powered by NVIDIA’s latest DRIVE AGX Thor chips
Our robotaxi service expanded to Shanghai, the tenth city worldwide
We and Chery unveiled the CER, a new-generation pre-installed mass-produced robotaxi model
Our robotaxi was granted Saudi Arabia’s first robotaxi autonomous driving permit
We received approval to conduct late-night testing of our robotaxi on public roads within the Beijing High-Level Autonomous Driving Demonstration Zone

Our robobus was granted Belgium’s first federal test permit for a Level 4 autonomous shuttle, making us the only technology company in the world with products holding autonomous driving permits in seven countries

FIRST-OF-ITS-KIND MILESTONES
Our Company has achieved multiple first-of-its-kind milestones. According to CIC, we are:
•
First company in the world to offer paid L4 robotaxi services to the public;

•
First company in the world to develop a purpose-built L4 robobus designed for the open road, as well as the first to launch driverless L4 robobus services on the open road made available to the public;

•
First company in the world to develop an L4 robovan dedicated to intra-city delivery of goods and to obtain test driving permit for the robovan on open roads; and

•
First company in the world to develop a purpose-built L4 robosweeper designed for open road as well as the first to launch driverless robosweeper urban cleaning services.

OUR MAJOR SUBSIDIARIES
Our Company had [46] subsidiaries as of the Latest Practicable Date. Except for Wenyuan Yuexing in which our Company controls 79% of the equity interest, all other subsidiaries are directly or indirectly wholly owned by our Company. Our subsidiaries are principally engaged in autonomous driving technology development and service, data processing, and vehicle sales. The table below sets out the place and date of establishment and principal business activities of each of our subsidiaries that made a material contribution to our results of operations during the Track Record Period.
Subsidiary	Place of establishment	Date of establishment	Principal business activities
Wenyuan Guangzhou	PRC	January 19, 2018	Autonomous driving technology development and service, and vehicle sales
Wenyuan Wuxi	PRC	September 23, 2022	Autonomous driving technology development and service, and vehicle sales
CORPORATE DEVELOPMENT AND MAJOR SHAREHOLDING CHANGES
(a)
Incorporation of Our Company

On March 13, 2017, our Company was incorporated in the Cayman Islands as an exempted company with limited liability and the holding company of our Group.
(b)
Investments from Investors Before the Nasdaq Listing

Our Company has received various rounds of investments from investors since its incorporation. See “—Our Investors Before the Nasdaq Listing” in this section and “Appendix IV—Statutory and General Information—A. Further Information about Our Group—2. Changes in the Share Capital of Our Company” for further details.
(c)
Share Subdivision

On April 14, 2021, our Company conducted a share subdivision, pursuant to which each ordinary share with a nominal value of US$0.0001 each in our Company’s issued and unissued share capital was subdivided into 10 ordinary shares with a nominal value of US$0.00001 each, and each preferred share with a nominal value of US$0.0001 each in our Company’s issued and unissued share capital was subdivided into 10 preferred shares with a nominal value of US$0.00001 each.
(d)
VIE Reorganization

We had historically relied on contractual arrangements among Wenyuan Guangzhou, Guangzhou Jingqi, and the former shareholders of Guangzhou Jingqi to direct the business operations of Guangzhou Jingqi. Guangzhou Jingqi historically held a surveying and mapping certificate and the value-added telecommunications business operation license (《增值電信業務經營許可證》) (internet information services only), or the ICP License, both of which are subject to foreign investment restrictions. We do not believe that a VIE structure is necessary for our operations under PRC laws and regulations, and we unwound the VIE structure in March 2023 by terminating the contractual arrangements and acquiring Guangzhou Jingqi as our wholly-owned subsidiary. As a result, Guangzhou Jingqi completed the deregistration of the ICP License and terminated its surveying and mapping business. We have since been cooperating with Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司), or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, for such functions. Compared to relying on the VIE structure, our cooperation with Guangzhou Yuji for surveying and mapping presents better corporate governance, involves less burdensome disclosure requirements, and is more accepted by the investor community.
LISTING ON NASDAQ AND CONCURRENT PRIVATE PLACEMENTS
On October 25, 2024, our ADSs were listed on Nasdaq under the symbol “WRD.” Our initial public offering on Nasdaq was completed on October 28, 2024, pursuant to which our Company sold 7,742,400 ADSs, each representing three Class A Ordinary Shares, at an offering price of US$15.50 per ADS.
Concurrently with our initial public offering on Nasdaq, certain investors purchased US$320.5 million in our Class A Ordinary Shares. The concurrent private placements were each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A Ordinary Share ratio, and we issued and sold a total of 62,036,452 Class A Ordinary Shares in the concurrent private placements.
On November 22, 2024, the underwriters exercised their over-allotment option to purchase additional 912,190 ADSs, each representing three Class A Ordinary Shares, at a price of US$15.50 per ADS.
We received net proceeds of US$125.5 million from our initial public offering on Nasdaq (after deducting underwriting discounts and commissions and offering expenses payable by us), as well as net proceeds of US$320.3 million from the concurrent private placements (after deducting relevant expenses payable by us). We planned to use the net proceeds from our initial public offering on Nasdaq and the concurrent private placements for research and development of autonomous driving technologies, products, and services, commercialization and operation of our autonomous driving fleets, capital expenditures, and general corporate purposes as disclosed in our registration statement on Form F-1 filed with the SEC in connection with our initial public offering on Nasdaq.
COMPLIANCE WITH THE NASDAQ LISTING RULES
Our Directors confirm that since the date of our listing on Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the Nasdaq Listing Rules in any material respect, and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on Nasdaq.
REASONS FOR THE [REDACTED]
Our Directors are of the view that the [REDACTED] and the [REDACTED] will present us with an opportunity to further expand our [REDACTED] base, broaden our access to capital markets, and provide us with additional funding for (i) the development of our autonomous driving technology stack, (ii) the acceleration of the commercial mass production and/or operation of our L4 fleet to improve the quality of our autonomous driving products and solutions and expand our business scale, (iii) the establishment of marketing teams and branches necessary for us to expand into additional markets as well as for the investment in marketing activities, and (iv) working capital and general corporate purposes as disclosed in “Future Plans and Use of [REDACTED].” It is expected that the net [REDACTED] from the [REDACTED] will amount to approximately HK$[REDACTED] (based on the maximum [REDACTED] of HK$[REDACTED] per [REDACTED], and assuming that the [REDACTED] is not exercised).
OUR INVESTORS BEFORE THE NASDAQ LISTING
From incorporation to our initial public offering on Nasdaq, our Company received various rounds of investments from investors with diverse backgrounds. We issued ordinary shares and preferred shares in the share capital of our Company to these investors, including an aggregate of (i) 86,420,677 ordinary shares,

(ii) 62,819,128 series seed-1 preferred shares, (iii) 52,560,380 series seed-2 preferred shares, (iv) 91,708,649 series A preferred shares, (v) 132,494,900 series B-1 preferred shares, (vi) 13,964,530 series B-2 preferred shares, (vii) 28,537,370 series B-3 preferred shares, (viii) 71,387,327 series C-1 preferred shares, (ix) 62,946,566 series D preferred shares, and (x) 22,430,597 series D+ preferred shares. The aggregate net proceeds from such investments amounted to US$1.6 billion. We utilized the net proceeds from such investments for working capital and general corporate purposes in connection with our business, including research and development expenses, employee-related costs, marketing costs, rental and utilities, and legal, audit and other professional service fees over the years. As of the Latest Practicable Date, approximately [54]% of the net proceeds from such investments had been utilized.
The table below sets out the implied pre-money and post-money valuations of our Company in each round of investments from investors up until the Nasdaq listing and the time of completion of each round of investments.
	Series seed financing	Series A financing	Series B financing	Series C financing	Series D financing	Series D+ financing	Nasdaq listing
Implied pre-money valuation of our Company(1)	US$246.1 million	US$500.0 million(3)	US$1.1 billion(4)	US$3.0 billion(5)	US$4.0 billion	US$5.0 billion	US$5.2 billion(6)
Implied post-money valuation of our Company(2)	US$308.8 million	US$586.8 million(3)	US$1.4 billion(4)	US$3.3 billion(5)	US$4.3 billion	US$5.1 billion	US$5.3 billion
Time of completion	June 2018	March 2019	June 2022	August 2022	June 2023	November 2023	October 2024

Notes:
(1)
The implied pre-money valuation of our Company is calculated based on the post-money valuation of our Company for the corresponding round of investment minus the total funds received by our Company from the corresponding round of investment.

(2)
The implied post-money valuation of our Company includes the share options and share awards reserved for future grants under the 2018 Share Plan and was determined based on arm’s length negotiation between the respective investors and our Company taking into account the timing of the investments and our operating performance and business prospects. The fluctuations in valuation of our Company were due to the general business status of our Group, and in particular, the launch and commercialization of our Specialist Technology Products, the advancement of our research and development, and the prevailing market sentiment amongst the venture capital markets when the investments were made.

(3)
The increase in valuation of our Company from the series seed financing to the series A financing was particularly because we launched one of China’s 1st L4 autonomous driving testing on open road.

(4)
The increase in valuation of our Company from the series A financing to the series B financing was particularly because we (i) launched the world’s 1st open-to-public fare-charging L4 robotaxi service, (ii) launched the world’s 1st purpose-built L4 robobus designed for open road, and (iii) obtained the 1st driverless testing permit in China.

(5)
The increase in valuation of our Company from the series B financing to the series C financing was particularly because we (i) launched the world’s 1st L4 robovan for intra-city goods delivery, and (ii) were the 1st pure-play autonomous driving company to obtain fully driverless test permits in both China and the United States.

(6)
The implied pre-money valuation of our Company for the Nasdaq listing includes the US$320.5 million raised from the concurrent private placements of our Class A Ordinary Shares.

Shareholders Agreement
We entered into the sixth amended and restated shareholders agreement and the sixth amended and restated right of first refusal and co-sale agreement on October 29, 2022 with our Shareholders, consisting of holders of ordinary shares, preferred shares and golden shares. The sixth amended and restated shareholders agreement provides for certain Shareholders’ rights, including redemption rights, information and inspection rights, registration rights, preemptive rights and protective provisions and other preferential rights, and contains provisions governing our Board and other corporate governance matters. Except for the registration rights, all of these special rights, as well as the corporate governance provisions, were automatically terminated upon the completion of our initial public offering on Nasdaq. The sixth amended and restated right of first refusal and co-sale agreement provides that shareholders of our preferred shares enjoyed certain right of first refusal and co-sale rights, which were also automatically terminated upon the completion of our initial public offering on Nasdaq. See “Appendix I—Accountants’ Report—Notes to the Historical Financial Information—23. Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights—(b) Convertible redeemable preferred shares” for details.

Registration rights
Pursuant to the sixth amended and restated shareholders agreement, we have granted certain registration rights to our Shareholders as summarized below:
Demand Registration Rights.   At any time or from time to time following six months after the closing of our initial public offering, holders of at least 30% of the voting power of the then outstanding registrable securities may request in writing that we effect the registration of the registrable securities under the U.S. Securities Act where the anticipated aggregate [REDACTED] is in excess of US$[REDACTED]. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not obligated to effect more than a total of two demand registrations.
Piggyback Registration Rights.   If we propose to register for our own account any of our securities, or for the account of any holder of securities any of such holder’s securities, in connection with the public offering of such securities, we shall give each holder of the registrable securities a written notice of such registration, and, upon the written request of any holder given within 15 days after the delivery of such notice, we shall use commercially reasonable efforts to include in such registration any registrable securities thereby requested to be registered by such holder.
Form F-3 Registration Rights.   If we are eligible to use a Form F-3 registration statement, holders of at least 30% of our voting power of the then outstanding registrable securities may request us to file a registration on Form F-3. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not obligated to effect more than two registrations within any 12-month period.
Expenses of Registration.   We will bear all registration expenses, other than underwriting discounts and selling commissions, applicable to the sale of registrable securities specified in the sixth amended and restated shareholders agreement.
Termination of Obligations.   The registration rights set forth above shall terminate on the earlier of (i) five years from the date of the closing of our initial public offering, (ii) with respect to any holder of the registrable securities, the date when the holder of such registrable securities may sell all of such holder’s registrable securities under Rule 144 of the U.S. Securities Act within a 90-day period, and (iii) the closing of a deemed liquidation event as defined in the sixth amended and restated shareholders agreement.
Nominating and Support Agreement
We entered into a nominating and support agreement on July 26, 2024 with Alliance Ventures B.V., or Alliance Ventures, our Shareholder, Dr. Han, and Dr. Li, pursuant to which Alliance Ventures is entitled to the right to appoint, remove, and replace two Directors, subject to certain conditions. Such right will be terminated upon the [REDACTED]. On [•], each of Dr. Han and Dr. Li, in their capacity as Shareholders, undertook to Alliance Ventures that he should, and should cause his affiliated entities to, to the extent in compliance with applicable laws, take such actions as is necessary or desirable to cause up to two nominees from Alliance Ventures to be appointed or nominated for election, and to be elected, to our Board, subject to Alliance Ventures fulfilling certain shareholding thresholds in our Company.
Pathfinder SIIs
We received investments from two Sophisticated Investors (for the purpose of Chapter 2.2 of the Guide) and Pathfinder SIIs (for the purpose of Chapter 2.5 of the Guide), namely Qiming and Alliance Ventures. In accordance with Chapter 2.5 of the Guide, these investors each holds more than 3% and in aggregate hold more than 10% of the issued share capital of our Company as of the date of our application for the [REDACTED] and throughout the pre-application 12-month period.
The background information of these investors is set out below. Save for being a Shareholder and as disclosed below, each of these investors is independent from and not connected with any Director, chief executive or substantial Shareholder of our Company, our subsidiaries or any of their respective associates. Save for the Qiming entities as disclosed below, each of these investors is independent from each other. To the best knowledge of our Directors, each of the ultimate beneficial owners of these investors is an independent third party.
Qiming
Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. are exempted limited partnerships registered under the laws of the Cayman Islands. Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P., whereas Qiming Corporate GP V, Ltd. is the general partner of Qiming GP V, L.P. and Qiming Managing Directors Fund V, L.P. The voting and investment power of the Shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. is exercised by Qiming Corporate GP V, Ltd, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Grace Lee, and Holan Lam. Qiming GP VII, LLC is the general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. The voting and investment power of the Shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Grace Lee, and Holan Lam. Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. are venture capital funds operated under Qiming Venture Partners focusing on investments in companies in the technology and consumer (T&C) and healthcare sectors across China. Qiming Venture Partners had approximately US$2.7 billion and US$9.5 billion in assets under management as of December 31, 2016 (being the date not more than six months prior to the date of signing of the first definitive agreement for investment in our Company) and December 31, 2024. As such, Qiming is a Sophisticated Investor for the purpose of Chapter 2.2 of the Guide and a Pathfinder SII for the purpose of Chapter 2.5 of the Guide. As each of Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P. is ultimately managed by Qiming, they are purely different funds managed by the same fund manager and should be aggregated as one Pathfinder SII pursuant to Chapter 2.5 of the Guide. In compliance with Rule 18C.05 of the Listing Rules, the four Qiming entities held in aggregate approximately 7.6% and 9.6% of the total issued share capital of our Company as of the date of submission of our application for the [REDACTED] and the commencement date of the 12-month pre-application period, respectively.
Alliance Ventures
Alliance Ventures B.V., or Alliance Ventures, has three shareholders: Renault s.a.s., Nissan Motor Co., Ltd., and Mitsubishi Motors Corporation. Renault s.a.s. is wholly owned by Renault S.A., which is in turn owned by French state, Nissan Finance Co., Ltd., and certain minority shareholders. Nissan Motor Co., Ltd. is owned by Renault S.A. and certain minority shareholders. Mitsubishi Motors Corp. is owned by Mitsubishi Corporation, Nissan Motor Co., Ltd. and certain minority shareholders. Renault S.A., Nissan Motor Co., Ltd., Mitsubishi Corporation, and Mitsubishi Motors Corporation are public companies and key participants in the downstream automotive industry in terms of sales volume of vehicles by automobile groups globally as of June 30, 2018 (being the date not more than six months prior to the date of signing of the definitive agreement for investment in our Company) and December 31, 2024 according to CIC. In 2024, the Renault-Nissan-Mitsubishi Alliance sold approximately 2.6 million vehicles, representing approximately 4.4% of the global market share according to CIC. Alliance Ventures is a strategic corporate venture capital fund operated by the Renault-Nissan-Mitsubishi “Alliance,” positioned to invest in early-stage startup companies whose software, products or services are primarily focused on the future of the automotive industry. Alliance Ventures targets technologies bringing innovation in new mobility, autonomous driving, connected services, electric vehicles & energy and enterprise 2.0. The fund also takes part in funds of funds investments, targeting mobility-centered funds. As such, Alliance Ventures is a Sophisticated Investor for the purpose of Chapter 2.2 of the Guide and a Pathfinder SII for the purpose of Chapter 2.5 of the Guide. In compliance with Rule 18C.05 of the Listing Rules, Alliance Ventures held approximately 7.7% and 6.6% of the total issued share capital of our Company as of the date of submission of our application for the [REDACTED] and the commencement date of the 12-month pre-application period, respectively.
Our Pathfinder SIIs in aggregate held approximately 15.3% and 16.2% of the total issued share capital of our Company as of the date of submission of our application for the [REDACTED] and the commencement date of the 12-month pre-application period, respectively. Our Pathfinder SIIs were subject to a lock-up restriction that expired 180 days after the pricing of the Nasdaq listing (i.e., April 22, 2025) which fulfills the lock-up requirements under paragraph 6 of Chapter 2.2 of the Guide and Rule 18C.14(2) of the Listing Rules.
Immediately following the completion of our Nasdaq listing (without taking into account the exercise of the over-allotment option), our Pathfinder SIIs held, in aggregate, approximately 15.4% of the total issued share capital of our Company which fulfills the minimum investments requirements under paragraph 26 of Chapter 2.5 of the Guide.
Other Key Investors
Yutong
Each of Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership) (北京旭豐致遠智能科技合夥企業(有限合夥)), or Beijing Xufeng, and Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership) (鄭州旭豐嘉遠智能網聯企業管理中心(有限合夥)), or Zhengzhou Xufeng, is a limited partnership established in the PRC. Zhengzhou Xufeng holds 92.4% partnership interests in Beijing Xufeng. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin Enterprise Management Consulting Co., Ltd. (鄭州旭新企業管理諮詢有限公司), which is wholly owned by Yutong, which, in turn, is controlled by Mr. Yuxiang Tang (湯玉祥). Yutong is a large-scale commercial vehicle group specializing in buses and trucks and a key participant in the downstream automotive industry in terms of sales volume of vehicles by automotive groups globally as of June 30, 2020 (being the date not more than six months prior to the date of signing of the first definitive agreement for investment in our Company) and December 31, 2024 according to CIC. In 2024, Yutong sold more than 65,000 commercial vehicles. Yutong invested in our Company in November 2020 and May 2021.
China-UAE
China-UAE Investment Cooperation Fund, L.P., or China-UAE, is a limited partnership incorporated in the Cayman Islands. The limited partnership interest of China-UAE is held as to 50.0% by Seventy Seventh Investment Company L.L.C., 42.5% by China Development Bank International Holdings Limited (國開國際控股有限公司), and 7.5% by Upright Rhythm Limited holding. Seventy Seventh Investment Company L.L.C. is ultimately controlled by the Government of the Emirate of Abu Dhabi. China Development Bank International Holdings Limited is ultimately controlled by the MOF. Upright Rhythm Limited is ultimately controlled by the SAFE. The general partner of China-UAE is China-UAE Investment Cooperation General Partner Ltd., an exempted company incorporated in the Cayman Islands with limited liability and ultimately controlled by the Government of the Emirate of Abu Dhabi, the MOF and the SAFE. China-UAE invested in our Company in January 2022 and December 2022.
CAPITALIZATION OF OUR COMPANY
The table below sets out the capitalization of our Company as of the Latest Practicable Date and immediately following the completion of the [REDACTED].

Name	Number of Class A Ordinary Shares(1)	Number of Class B Ordinary Shares	Number of Shares(1)	Approximate percentage of total issued share capital of our Company as of the Latest Practicable Date(2)/ immediately following the completion of the [REDACTED](3)	Approximate percentage of voting rights in our Company on a one vote per Share basis as of the Latest Practicable Date(2)/ immediately following the completion of the [REDACTED](3)
Approximate
percentage
of voting
rights in our
Company
assuming each
Class B
Ordinary
Share
entitles the
holder to
exercise
ten votes as
of the Latest
Practicable
Date(2)/
immediately
following the
completion
of the
[REDACTED](3)

Approximate
percentage
of voting
rights in our
Company
assuming each
Class B
Ordinary
Share
entitles the
holder to
exercise
40 votes
as of the
Latest
Practicable
Date(2)/
immediately
following the
completion
of the
[REDACTED](3)

				(%)	(%)	(%)	(%)
WVR Beneficiaries, Directors, and chief executive
Dr. Han	—	41,249,590	41,249,590	[4.4/[REDACTED]]	[4.4/[REDACTED]]	[28.8/[REDACTED]]	[53.6/[REDACTED]]
Dr. Li	27,129,666	13,564,833	40,694,499	[4.3/[REDACTED]]	[4.3/[REDACTED]]	[11.4/[REDACTED]]	[18.5/[REDACTED]]
Senior management
Dr. Hua Zhong (鍾華), or Dr. Zhong	16,573,442	—	16,573,442	[1.8/[REDACTED]]	[1.8/[REDACTED]]	[1.2/[REDACTED]]	[0.5/[REDACTED]]
Shareholders interested in 5% or more of the issued Shares
Yutong entities	[67,044,482]	—	[67,044,482]	[7.1/[REDACTED]]	[7.1/[REDACTED]]	[4.7/[REDACTED]]	[2.2/[REDACTED]]
Qiming entities(4)	62,865,042	—	62,865,042	[6.7/[REDACTED]]	[6.7/[REDACTED]]	[4.4/[REDACTED]]	[2.0/[REDACTED]]
Alliance Ventures	63,680,080	—	63,680,080	[6.8/[REDACTED]]	[6.8/[REDACTED]]	[4.4/[REDACTED]]	[2.1/[REDACTED]]
Other Shareholders
Other Shareholders(5) in aggregate(6)	[646,259,195]	—	[646,259,195]	[68.9/[REDACTED]]	[68.9/[REDACTED]]	[45.1/[REDACTED]]	[21.0/[REDACTED]]
[REDACTED] participating in the [REDACTED](6)	[REDACTED]	—	[REDACTED]	[-/[REDACTED]]	[-/[REDACTED]]	[-/[REDACTED]]	[-/[REDACTED]]
Total	[REDACTED]	54,814,423	[REDACTED]	100.0/100.0	100.0/100.0	100.0/100.0	100.0/100.0

Notes:
(1)
Include Class A Ordinary Shares underling the ADSs held by Shareholders.

(2)
Based on the assumptions that (i) no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan, (ii) no Class B Ordinary Shares are converted into Class A Ordinary Shares, and (iii) the relevant Shareholders will not acquire or dispose of any Shares between the Latest Practicable Date and the [REDACTED].

(3)
Based on the assumptions that (i) the [REDACTED] is not exercised, (ii) no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan, and (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares.

(4)
Qiming entities’ interests in our Company are held through four entities, namely (i) Qiming Venture Partners V, L.P., (ii) Qiming Managing Directors Fund V, L.P., (iii) Qiming Venture Partners VII, L.P., and (iv) Qiming VII Strategic Investors Fund, L.P. As of the Latest Practicable Date, the four entities directly held 47,787,195 Class A Ordinary Shares, 1,482,675 Class A Ordinary Shares, 13,471,028 Class A Ordinary Shares, and 124,144 Class A Ordinary Shares.

Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. are exempted limited partnerships registered under the laws of the Cayman Islands. Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P., whereas Qiming Corporate GP V, Ltd. is the general partner of Qiming GP V, L.P. and Qiming Managing Directors Fund V, L.P..
Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. are exempted limited partnerships registered under the laws of the Cayman Islands. Qiming GP VII, LLC is the general partner of both Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P..
(5)
Include the Depositary holding our Class A Ordinary Shares underlying the ADSs.

(6)
Does not take into account Class A Ordinary Shares to be [REDACTED] for under the [REDACTED] by our existing Shareholders (if any).

WVR STRUCTURE AND WVR BENEFICIARIES
Our Company has a WVR structure. Under the current WVR structure, our Company’s share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise 40 votes on any resolution tabled at our Company’s general meetings, except for resolutions with respect to the Reserved Matters in relation to which each Share is entitled to one vote. We [have] obtained irrevocable undertaking from the WVR Beneficiaries that they shall, and shall procure the intermediary entities holding the Class B Ordinary Shares controlled by them, to exercise ten votes for each Class B Ordinary Share on any resolution tabled at any general meeting of our Company after the [REDACTED] and before the Articles of Association are formally amended to incorporate the Unmet Articles Requirements except for the purpose of passing the Amendment Resolutions at the Full Shareholders’ Meeting for which each of our WVR Beneficiaries will exercise 40 votes for each Class B Ordinary Share as referred to in “Waivers and Exemption—Requirements Relating to the Articles of Association.” See “Share Capital—WVR Structure” for further details.
Immediately following the completion of the [REDACTED], our WVR Beneficiaries will be Dr. Han and Dr. Li. Assuming that the [REDACTED] is not exercised and no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan, Dr. Han will beneficially own and control, through his intermediary entities, 41,249,590 Class B Ordinary Shares, and Dr. Li will beneficially own and control, through his intermediary entities, 27,129,666 Class A Ordinary Shares and 13,564,833 Class B Ordinary Shares, in aggregate representing approximately (i) [REDACTED]% of the total issued share capital of our Company, (ii) [REDACTED]% of the economic interest in our Company taking into account their vested share options granted under the 2018 Share Plan, (iii) [REDACTED]% of the voting rights in our Company with respect to Shareholder resolutions relating to matters other than the Reserved Matters on the basis that each Class A Ordinary Share entitles the holder to exercise one vote and each Class B Ordinary Share entitles the holder to exercise 40 votes, (iv) [REDACTED]% of the voting rights in our Company with respect to Shareholder resolutions relating to the Reserved Matters on the basis that each Share entitles the holder to exercise one vote, and (v) [REDACTED]% of the voting rights in our Company with respect to Shareholder resolutions relating to matters other than the Reserved Matters on the basis that each Class A Ordinary Share entitles the holder to exercise one vote and assuming that the exercise of voting right attached to each Class B Ordinary Share will be capped at ten votes. See “Share Capital—WVR Beneficiaries” for further details.
PUBLIC FLOAT AND FREE FLOAT
So far as our Directors are aware, immediately following the completion of the [REDACTED] (assuming that the [REDACTED] is not exercised and no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan), the Shares held by XHL, THL, Humber Partners, and Yanli, which are, or controlled by, core connected persons of our Company will not be counted towards the public float.
So far as our Directors are aware, save as provided above, immediately following the completion of the [REDACTED] (assuming that the [REDACTED] is not exercised and no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan), the remaining Shareholders are not core connected persons of our Company and will collectively hold [REDACTED] Class A Ordinary Shares or approximately [REDACTED]% of the total issued and outstanding Class A Ordinary Shares, which will count towards the public float.
It is expected that our Class A Ordinary Shares [REDACTED] on the Stock Exchange with a market capitalization of approximately HK$[REDACTED] (assuming a [REDACTED] of HK$[REDACTED] per [REDACTED]) are not subject to any disposal restrictions immediately following the completion of the [REDACTED]. Therefore, our Company will be able to meet the minimum public float and free float requirements under Rules 8.08 and 8.08A of the Listing Rules.
LOCK-UP
The table below sets out the list of persons who will be subject to lock-up requirement pursuant to Rule 18C.14 of the Listing Rules.

Person	Capacity	Number and Class of Shares subject to lock-up requirement immediately following the completion of the [REDACTED](1)	Percentage of Shares subject to lock-up requirement immediately following the completion of the [REDACTED](1)	Lock-up period for a Commercial Company
(%)
Dr. Han	Founder, chairman of our Board, executive Director, CEO, and WVR Beneficiary	41,249,590 Class B Ordinary Shares(2)	[REDACTED]	The period commencing on the date of this document and ending on the date which is 12 months from the [REDACTED]
Dr. Li	Co-founder, executive Director, CTO, and WVR Beneficiary	27,129,666 Class A Ordinary Shares(3)	[REDACTED]
		13,564,833 Class B Ordinary Shares(4)	[REDACTED]
Dr. Zhong	Senior vice president	16,573,442 Class A Ordinary Shares	[REDACTED]

Notes:
(1)
Based on the assumptions that (i) the [REDACTED] is not exercised, (ii) no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan, and (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares.

(2)
Represents the 24,850,000 Class B Ordinary Shares held by XHL and the 16,399,590 Class B Ordinary Shares held by THL. XHL is wholly owned by Dr. Han. THL is owned as to 51% by XHL and as to 49% by Trident Trust Company (South Dakota) Inc., or Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries.

(3)
Represents the 11,129,666 Class A Ordinary Shares held by Humber Partners and the 16,000,000 Class A Ordinary Shares held by Yanli. Humber Partners is wholly owned by Dr. Li. Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries.

(4)
Represents the 13,564,823 Class B Ordinary Shares held by Humber Partners and the 10 Class B Ordinary Shares held by Yanli.

(5)
Dr. Han and Dr. Li are entitled to receive 27,595,520 Class A Ordinary Shares and 10,513,974 Class A Ordinary Shares, respectively, pursuant to the share options granted to them under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. The Class A Ordinary Shares to be allotted and issued upon exercise of the share options by Dr. Han and Dr. Li during the period commencing on the date of this document and ending on the date which is 12 months from the [REDACTED] will also be subject to lock-up during such period.

PRC REGULATORY REQUIREMENTS
SAFE Registration
Pursuant to the Circular of the State Administration of Foreign Exchange on Foreign Exchange Administration of Overseas Investment, Financing and Round-trip Investments Conducted by Domestic Residents through Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》), or the SAFE Circular 37, promulgated by the SAFE and became effective on July 4, 2014, (i) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or the Overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among others, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division.
Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplification and Improvement in Foreign Exchange Administration on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》) promulgated by the SAFE and became effective on June 1, 2015, the power to accept SAFE registration was delegated from the local SAFE branch to local banks where the assets or interests in the domestic entity are located.

As advised by our PRC Legal Advisor, each of Dr. Han and Dr. Li has completed the initial foreign exchange registration of overseas investments as required under the SAFE Circular 37.
M&A Rules
Pursuant to the Regulations on Merger with and Acquisition of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), or the M&A Rules, jointly issued by the MOFCOM, the SASAC, the STA, the CSRC, the SAIC, and the SAFE and became effective on September 8, 2006 and amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when it (i) acquires equity in a domestic enterprise thereby converting it into a foreign-invested enterprise, (ii) subscribes for new equity in a domestic enterprise through an increase of registered capital thereby converting it into a foreign-invested enterprise, (iii) establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or (iv) purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, if any domestic company, enterprise or natural person merges its affiliated domestic company, or the M&A of Affiliated Relationships, in the name of a company legally established or controlled by the aforesaid domestic company, enterprise or natural person in foreign countries or regions, it shall be subject to the approval of the MOFCOM. In addition, where an offshore special purpose company, directly or indirectly controlled by a PRC domestic company or natural person, acquires a domestic company with equity in the aforementioned special purpose company for payment and such offshore special purpose company will be listed overseas, approval from the CSRC is required.
Our PRC Legal Advisor is of the view that our Company is not required to obtain approval from the CSRC under the M&A Rules for the [REDACTED] because, among others, when the Company set up its offshore holding structure, each of the relevant wholly foreign-owned enterprises was established by means of direct investment rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules.

CORPORATE STRUCTURE IMMEDIATELY BEFORE THE COMPLETION OF THE [REDACTED]
The chart below illustrates the simplified corporate and shareholding structure of our Group immediately before the completion of the [REDACTED] (assuming that no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan).

Dr. Han(1)
Dr. Li(2)
Dr. Zhong
Yutong entities(3)
Qiming entities(4)
Alliance Ventures(5)
Other Shareholders(6)
[4.4]%
[4.3]%
[1.8]%
[7.1]%
[6.7]%
[6.8]%
[68.9]%
Our Company
(Cayman Islands)
100.0%
100.0%
100.0%
100.0%
WeRide (Singapore) Pte. Ltd.
(Singapore)
WeRide Middle East General Trading Ltd
(UAE)
WeRide HK
(Hong Kong)
WeRide Corp.
(Delaware, United States)
Offshore
Onshore
100.0%
Wenyuan Guangzhou
100.0%
100.0%
10.0%
Wenyuan Wuxi
Guangzhou Jingqi
69.0%
Wenyuan Yuexing(7)
100.0%
100.0%
100.0%
100.0%
Wenyuan Shanghai
Wenyuan Suxing
Wenyuan Shenzhen
Wenyuan Jingxing

Notes:
(1)
Represents the 24,850,000 Class B Ordinary Shares held by XHL and the 16,399,590 Class B Ordinary Shares held by THL. XHL is wholly owned by Dr. Han. THL is owned as to 51% by XHL and as to 49% by Trident Trust Company (South Dakota) Inc., or Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries.

(2)
Represents the 11,129,666 Class A Ordinary Shares and the 13,564,823 Class B Ordinary Shares held by Humber Partners and the 16,000,000 Class A Ordinary Shares and the 10 Class B Ordinary Shares held by Yanli. Humber Partners is wholly owned by Dr. Li. Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries.

(3)
Yutong entities include Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership) (鄭州旭豐嘉遠智能網聯企業管理中心(有限合夥)) and Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership) (北京旭豐致遠智能科技合夥企業(有限合夥)).

(4)
Qiming entities include Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P. For background and shareholding information of the Qiming entities, see “—Our Investors Before the Nasdaq Listing—Pathfinder SIIs” in this section.

(5)
For background and shareholding information of Alliance Ventures, see “—Our Investors Before the Nasdaq Listing—Pathfinder SIIs” in this section.

(6)
Other Shareholders include the Depositary holding our Class A Ordinary Shares underlying the ADSs.

(7)
The remaining 21.0% equity interest in Wenyuan Yuexing is held by Guangzhou Baiyun Taxi Group Co., Ltd. (廣州市白雲出租汽車集團有限公司), or Baiyun Taxi, as to 16.0%, and Science City (Guangzhou) Investment Group Co., Ltd. (科學城(廣州)投資集團有限公司), or Science City, as to 5.0%. To the best knowledge of our Directors, save for being a shareholder of Wenyuan Yuexing, each of Baiyun Taxi and Science City is an independent third party.

CORPORATE STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]
The chart below illustrates the simplified corporate and shareholding structure of our Group immediately following the completion of the [REDACTED] (assuming that there is no change in the shareholding of our public Shareholders from the Latest Practicable Date to immediately following the completion of the [REDACTED], the [REDACTED] is not exercised, and no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan).

Notes (1) to (7): See notes (1) to (7) to the chart in “—Corporate Structure as of the Latest Practicable Date and Immediately before the Completion of the [REDACTED]” in this section.

BUSINESS
OUR MISSION
To transform life with autonomous driving.
OVERVIEW
WeRide is a global pioneer in L4 autonomous driving. We have deployed autonomous driving products and solutions in over 30 cities across 11 countries, including China, the UAE, Saudi Arabia, Switzerland, France, Singapore and Japan, as of the Latest Practicable Date. Our robotaxi services are among the first in the world to achieve scaled commercial operation in both China and the Middle East. In 2024, WeRide was ranked as the second-largest company globally in revenue from L4 and above autonomous driving on city roads, capturing a 21.8% market share, according to CIC.
We adopt a balanced expansion strategy, prioritizing markets that demonstrate strong potential for autonomous driving adoption in the long run—both internationally and in China’s major cities—while focusing on regions where autonomous vehicles offer clear economic and operational advantages. We currently deploy a fleet of over 1,500 autonomous vehicles, comprising 1,108 self-operated vehicles and 415 vehicles deployed for customers or in collaboration with partners. Notably, we have over 100 robotaxis in the Middle East, where we believe our robotaxis deliver superior unit economics and higher profitability.
We believe that securing a first-mover advantage in key overseas markets is critical to establishing our long-term global leadership and capturing early commercial opportunities as regulatory frameworks and market demand evolve. WeRide has established a leading international footprint with notable first-mover advantages in key overseas markets. In France, Switzerland and Belgium, WeRide is the only company that has successfully deployed L4 autonomous driving solutions to date, according to CIC. In Singapore, WeRide is the only autonomous driving company with a dual presence in both robotaxi and robobus deployment, maintaining a lead of at least 1.5 years ahead of the next market entrant in L4 development, according to CIC. In the UAE, WeRide is more than two years ahead of the second player in terms of L4 autonomous driving deployment and remains the first company in the world to commence a L4 fully driverless testing outside of China and the U.S., according to CIC. Similarly, in Saudi Arabia, WeRide leads by approximately two years in L4 autonomous driving implementation, according to CIC.
Overseas markets, especially in Europe and the Middle East, present potentially higher penetration rates for the technology and more favorable cost-performance dynamics, making them ideal destinations for scaling our robotaxi services. For example, in Abu Dhabi, where we have already commercialized, riding fares are listed around more than four times higher than those in Tier 1 cities in China, according to CIC. We plan to continue to scale our current fleet and expand to more global cities, deploying tens of thousands of robotaxis in the coming years.
Technology leadership.   Our success is built on WeRide One, our universal technology platform that integrates our robust, proprietary technology stacks including a closed-loop simulation engine, hybrid architectures, in-house infrastructure, high-quality datasets, sophisticated high-performance computing platform, unified operations platform and hardware. These capabilities allow us to consistently develop and deliver safe, reliable, and commercially viable autonomous vehicles that meet the demands of everyday use. One of our key innovations is WeRide GENESIS, short for Generative Engineered Neural Environment for Simulated Intelligence in Self-driving, a proprietary, all-in-one, closed-loop simulation engine that generates intelligent scenarios and high-fidelity simulations. It supports large-scale data augmentation, model validation, and training, accelerating development cycles and enhancing model robustness. This is the core of our closed-loop R&D ecosystem, empowering us to test smarter, iterate faster and deploy broader. We believe WeRide GENESIS is capable of addressing closed-loop simulation, one of the most critical challenges in the industry. To date, our universal technology platform has enabled the launch or revenue generation of 15 L4 vehicle models, 9 of which are robotaxi models.
Operational excellence and cost efficiency.   We believe scaling a robotaxi fleet goes beyond technology. Operational excellence and execution efficiency are critical differentiators in international markets with diverse demographics and rider preferences. While several peers have entered the Middle East, we are currently the only company operating a fare-charging, public robotaxi fleet at scale in the region for nearly a year, according to CIC. In Abu Dhabi, our fleet has more than tripled since the end of 2024, with trip volumes increasing at a greater scale. In October 2025, WeRide vehicle generates up to 16 trips per 12-hour shift, while operating in an ODD covering 50% of Abu Dhabi’s core. Rigorous SOPs with partners covering customer support, field operations, and all other operational aspects ensure the highest standards of safety and service as we transition our service to driverless commerical stage. These capabilities put us ahead of peers in overseas markets, providing a strong head start for long-term success.
Proven safety and real-world performance.   WeRide’s autonomous vehicles have been deployed in complex urban environments across multiple continents, consistently demonstrating strong performance and safety. As of the date of this document, we have accumulated approximately 55 million kilometers of autonomous driving mileage on public roads. According to CIC, our MPI recorded from California Department of Motor Vehicles consistently ranked highest among commercial stage autonomous driving companies throughout the period from 2022 to 2024, underscoring our technological leadership and the strength of our autonomous driving systems. As of the Latest Practicable Date, our robotaxis had completed over 2,200 days of public operations on open roads, and we maintained a track record of no regulatory discipline for autonomous driving system failure, representing the highest safety performance among peers, according to CIC. In Abu Dhabi, we have launched commercial operations across nearly half of Abu Dhabi’s core areas, including Al Maryah and Al Reem Islands. In addition, we initiated the fully driverless testing in Abu Dhabi, marking the first instance of such testing outside of China and the United States, according to CIC. In Beijing, our robotaxis navigate over 600 square kilometers of dense city traffic, including major hubs such as Beijing South Railway Station which serves over 150,000 passengers daily.
Furthermore, we have received approval to conduct late-night testing of our robotaxi on public roads within the Beijing High-Level Autonomous Driving Demonstration Zone. In Guangzhou, we have introduced eight autonomous robotaxi pilot operation routes in central Guangzhou, establishing China’s first 24-hour autonomous ride-hailing network covering the core areas of a Tier-1 city. Across all deployments, our vehicles have reliably handled peak traffic, mixed road conditions, and night-time driving.
Global expansion strategy.   We are committed to making autonomous driving technology globally accessible. Our international expansion is driven by a proven and replicable model of responsible market entry and strategic local partnerships, focusing on Europe, the Middle East and Southeast Asia where adoption potential and cost-performance dynamics are favorable. Depending on market dynamics and strategic fit, we can choose to operate robotaxis directly or collaborate with partners to co-manage fleets. By collaborating closely with our local partner, we are able to harness complementary strengths, pairing our solid autonomous driving technology with their established infrastructure and operational agility. This approach enables rapid scaling while maintaining high standards of safety and service, at higher efficiency and less cost. We are committed to fostering dialogue and building relationships with regulators and governments to understand their needs and work collaboratively to support the development of responsible autonomous driving ecosystems.
Ecosystem and partnerships.   We have cultivated a robust ecosystem around our cutting-edge autonomous driving technology by forming strategic partnerships with key players across the mobility landscape. Our partners include leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, and urban service operators. Notably, WeRide has established strategic and equity partnerships with industry leaders including Bosch, Grab, Nvidia and Uber. Through these collaborations, we accelerate the responsible adoption of autonomous driving, and foster innovation across the industry, ultimately creating a positive impact on society. As the primary enabler, we sit at the center of the autonomous mobility ecosystem, leading the development and deployment of autonomous solutions through our proprietary technology platform and empowering multi-party collaboration and driving industry-wide innovation.
WeRide’s advanced technology, safety record, global footprint and strong partnerships position us as a global leader in autonomous driving. Below is an overview of our international operations and experience:

Notes:
(1)
As of the Latest Practicable Date

(2)
As of the date of the document

(3)
According to our Directors and CIC

Robotaxi
Robotaxi is our flagship product and a powerful demonstration of our autonomous driving technology. It plays a central role in our expansion and growth strategy. As a complementary and alternative mobility solution, robotaxi offers up to 70% lower costs compared to traditional taxi services. This cost efficiency makes it especially viable in markets where human labor is expensive, scarce, or unreliable.
As of the Latest Practicable Date, our robotaxis have completed over 2,200 days of public operations on open roads with no regulatory discipline related to autonomous driving system failures. We launched paid robotaxi services to the public in Guangzhou, China in 2019. Our latest-generation robotaxi model, GXR, entered commercial production and public services in 2024, and we are actively scaling deployments in 2025.
We deliver robotaxi and related services on a whole-package basis, which we believe is more operationally and regulatorily feasible in the near term, as it ensures consistent service quality and safety standards. Our revenue sharing model combines a minimum fixed fee with shared upside, aligning incentives with our partners while ensuring predictable returns. We believe our robotaxis offer superior unit economics and higher profitability compared to traditional taxis, see “Industry Overview—Overview of Global Robotaxi Market—Unit Economics for Robotaxis.” The payback period following initial deployment is closely tied to vehicle utilization and speed of market expansion, which is why we prioritize rapid deployment in close collaboration with local partners, with a clear roadmap toward fully driverless L4 operations.
Internationally, we operate the largest robotaxi fleet in the Middle East. As the only company authorized for driverless testing in Abu Dhabi, we have begun commercial operations with a safety driver onboard, with fully driverless L4 services expected to launch in 2025. We are conducting road testing in Dubai and running the country’s first and only pilot program in Riyadh, Saudi Arabia, where rides are being offered exclusively to selected users. In Switzerland, we have launched pilot robotaxi testing.
We have already achieved fully driverless L4 operations in Guangzhou and Beijing. In July 2025, partnering with Chery and Jinjiang Taxi, we brought our robotaxi ride-hailing services to Shanghai, which marks robotaxi’s official entry into the tenth city globally. In addition, we and Chery recently unveiled the CER, a new-generation pre-installed mass-produced robotaxi model, jointly built on our universal technology platform, WeRide One, and EXEED’s STERRA ET vehicle architecture.
Our robotaxi business delivered record-breaking results in the first half of 2025, highlighting its accelerating commercial momentum and growing contribution to our overall performance. Robotaxi accounted for 31.1% of our total revenue in the first half of 2025, reflecting its increasing strategic importance. Our overall revenue grew by 32.8% in the second quarter of 2025, compared to the same period in 2024, with robotaxi emerging as the primary growth driver. These results underscore the scalability and profitability of our robotaxi model, both in absolute terms and as a share of total revenue.
Our Core Technology
We have developed WeRide One, a universal technology platform that integrates our proprietary technology stacks including a closed-loop simulation engine, hybrid architectures, in-house infrastructure, high-quality datasets, sophisticated high-performance computing platform, unified operations platform and hardware. These capabilities allow us to consistently develop and deliver safe, reliable, and commercially viable autonomous vehicles that meet the demands of everyday use.
WeRide GENESIS
A cornerstone of our L4 autonomous driving capabilities is WeRide GENESIS, our proprietary, all-in-one, closed-loop simulation engine. It allows autonomous vehicles to be tested in a digital twin of the real world—safely, efficiently, and at scale, representing a transformative leap forward in autonomous vehicle simulation. WeRide GENESIS is purpose-built to address the three critical feedback loops essential for safe and scalable autonomy: the data loop, the algorithm loop, and the simulation-validation loop. Among these, the simulation-validation loop is the most technically demanding and strategically pivotal, as it directly impacts the speed, adaptability, and safety of large-scale deployment. Outlined below are the core capabilities of the WeRide GENESIS.
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High-fidelity Virtual Testing.   At its core, WeRide GENESIS is designed to replicate real-world driving environments with an unprecedented level of fidelity, powered by three foundational technologies: generative AI, full-sensor rendering, and smart agent modeling. It enables end-to-end simulation where autonomous agents interact with and influence their environment, supporting millions of test iterations across diverse, high-risk scenarios, including rare corner cases, that are difficult or unsafe to replicate in the real world.

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Smart Scenario Engine.   At the core of WeRide GENESIS is our Smart Scenario engine, which leverages generative AI to build realistic city-scale environments from scratch. Key capabilities of the Smart Scenario engine include the following:

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World generation.   WeRide GENESIS can reconstruct entire urban environments in minutes, layering road networks, traffic signals, vegetation, and infrastructure with controllable parameters. Compared to traditional workflows that require extensive manual modeling, WeRide GENESIS significantly enhances efficiency, reducing both time and cost for environment reconstruction. By generating city-scale environments in minutes and simulating complex agent behavior across thousands of edge cases, WeRide GENESIS empowers autonomous driving teams to iterate faster, test broader, and deploy smarter. Besides, the full-sensor rendering engine supports real-time rendering of camera and radar views, enabling generation of sensor data conforming to the real-world physical laws in virtual environments, such as different sensor positions and viewing angles to ensure the efficient testing of the algorithms, especially for the scenarios that are rarely captured in real-world, such as emergency interactions with police or fire vehicles.
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3D reconstruction.   Smart Scenario engine also features 3D reconstruction capabilities, allowing dynamic scene editing and regeneration. For example, when simulating evasive maneuvers, WeRide GENESIS can adjust the scene’s geometry, such as adding barriers, as well as ego vehicle’s behavior and responses accordingly, a task that would otherwise require extensive manual editing or dangerous real-world testing.

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Generative AI enabled.   WeRide GENESIS supports multi-modal inputs (text, images, video) to generate new scenarios in seconds, even on consumer-grade GPUs. It enables fidelity testing under extreme conditions (e.g., wrong-way driving), generalization across weather and lighting (e.g., snow-covered roads with obscured lane markings), and sim-to-real style transfer for realistic scene adaptation (e.g., by adding shadows, barriers, or water accumulation on highways).

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Smart Simulation.   Besides scenario generation, WeRide GENESIS also has the ability to execute a smart simulation-validation loop which includes the following key elements:

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Smart agents.   The smart agent models of WeRide GENESIS can simulate complex agent interactions, such as vehicles navigating intersections with conflicting signals or pedestrians crossing unexpectedly, with high behavioral realism. It can simulate hundreds of agents simultaneously, predicting their trajectories in response to ego vehicle’s different driving behaviors over extended time horizons. This capability is critical to test the robustness of ego vehicle’s decision-making algorithms.

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Smart metrics.   WeRide GENESIS also supports multi-tiered evaluation, combining AI-based metrics with human-in-the-loop assessments. Built-in metrics can turn driving behaviors in various scenes to system performance metrics that cover safety, compliance, comfort and progress. With proprietary sampling strategies, various scenarios can be assembled to reflect the scene distribution of the physical world, therefore system performance can be predicted in different operational design domains.

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Smart diagnosis:   WeRide GENESIS has the ability to automatically capture the scenes in which ego behaviors are not desirable, help diagnose the root causes, therefore accelerate the technology stack iteration.

WeRide GENESIS is a game-changer for our R&D and commercialization efforts, delivering tangible real-world value by streamlining the development and deployment of autonomous mobility solutions. It accelerates time-to-market for our robotaxi and other L4 vehicles by offering a high-fidelity alternative to costly and unsafe real-world testing and reducing development cost. By rigorously validating autonomous systems in high-fidelity simulations before public rollout, WeRide GENESIS significantly improves reliability and reduces the likelihood of unexpected performance issues. This system serves as the cornerstone of WeRide’s ability to scale safely and efficiently across global markets.
Broader Technology Stack
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Hybrid architecture.   We utilize a hybrid approach that combines a deterministic overlay with an end-to-end model. While pure end-to-end models have many benefits, they may not suit every real-world driving scenario. Our approach provides a balance of adaptability, reliability, safety, and transparency for the most robust and reliable commercial autonomous driving solutions, by combining deterministic logic with end-to-end learning models.

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Infrastructure and core capabilities.   Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success and innovation.

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Data assets.   Data is the lifeblood of our development and training process. We are the only player globally with an extensive library of real-world data collected under L2 to L4 use cases from diverse vehicle types, according to CIC. We have generated data from over five years of operations and our partnerships. To date, we have accumulated approximately 55 million kilometers of driving data. This dataset is complemented by high-quality synthetic and simulated data generated internally, including through WeRide GENESIS, enabling efficient training and robust model performance. Our data strategy allows us to cover long-tail scenarios and corner cases for autonomous driving with precision. As we accumulate more operational miles and encounter more diverse cases, and with the assistance of synthetic data and simulated scenarios, our models improve continuously.

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HPC 3.0 platform. We launched the HPC 3.0 high-performance computing platform, jointly developed with Lenovo and powered by NVIDIA’s latest DRIVE AGX Thor chips. HPC 3.0 debuts in our latest-generation robotaxi, the GXR, making it the world’s first mass-produced L4 autonomous vehicle built on NVIDIA’s latest DRIVE AGX Thor chips. The HPC 3.0 platform is built on Lenovo’s AD1 L4 autonomous driving domain controller—delivering up to 2,000 TOPS of AI compute, representing the most powerful computing platform available to support L4 autonomy. Fully automotive-grade, HPC 3.0 reduces the cost of the autonomous driving suite by 50%, paving the way for GXR’s large-scale commercial deployment.

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Operations platform.   All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience. With this platform, we have significantly reduced the time to market for entering new verticals. We have launched a broad range of autonomous products, from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road across mobility, logistics, and sanitation.

Other Solutions
In addition to robotaxis, we offer other L4 products and solutions across mobility, logistics, and sanitation. These solutions leverage our existing infrastructure and technology stack, including a unified operations platform, and provide a greater diversity of operational data while allowing us to service distinct customer use cases. We also provide ADAS at Levels 2 to 3 and research and development services to Bosch and autonomous driving research and development services to Nissan. Our end-to-end model employs a large visual-language model which is encoded with general knowledge of the world and then trained with nearly one million hours of carefully selected high quality driving data from human drivers and simulated driving scenarios. This approach ensures the trained model has a general understanding of the world as well as deep driving insights. Today, we are the only autonomous driving company in the world that has also successfully commercialized a suite of L4 products and solutions, at large scale globally, according to CIC. Our work in developing and commercializing ADAS allows us to leverage our leading L4 technology as well as to test it in the real world. Additionally, this affords us valuable data that helps us advance our L4 efforts. See “—Our Products and Solutions” for more details.
Go-to-Market Strategy
We adopt a balanced expansion strategy, prioritizing markets that demonstrate strong potential for autonomous driving adoption, while focusing on regions where autonomous vehicles offer clear economic and operational advantages. Overseas markets, especially in Europe and the Middle East, present potentially higher penetration rates for the technology and more favorable cost-performance dynamics, making them ideal destinations for scaling our robotaxi services.
In each market, we strategically split roles and responsibilities with our partners to maximize efficiency and leverage complementary strengths. In overseas markets, we have strategically adopted an asset-light approach to accelerate execution speed and operational efficiency. Instead of managing field operations directly, we collaborate with local partners for services such as dispatch, cleaning, and maintenance, who in turn rely on our technology and operational expertise to deliver robotaxi services. This approach reduces our capital and operating costs and allows us to focus on core technology. In parallel, we typically take the lead in regulatory communications, engaging with authorities to understand their priorities and demonstrate how our autonomous solutions align with public goals, such as reducing traffic congestion, lowering emissions, and addressing labor shortages. By showcasing the safety, efficiency, and social value of our technology, we position ourselves as a trusted partner in advancing public interests. We also lead on-the-ground preparations early on, which grants us greater autonomy and control, ensuring that the ecosystem is designed and built around WeRide as the central orchestrator rather than just a participant.
This structure reinforces our strategic importance and positions us as the indispensable core of the ecosystem, while allowing each party to focus on areas where they hold a competitive advantage. Specifically, our partners contribute their deep insights into local demand patterns, as well as robust local operational infrastructure and established customer base, enabling us to target high-demand zones with greater cost-effectiveness and precision. Meanwhile, we focus on advancing our autonomous driving products and technology and its localized deployment, while contributing our extensive operation expertise.
Our go-to-market strategy emphasizes rapid yet responsible commercialization, deploying our vehicles alongside existing fleets to overcome the cold-start problem and accelerate utilization. We only offer our vehicles bundled with services, ensuring consistent quality and reinforcing our commitment to long-term partnerships.
As we expand, we continue to build a robust ecosystem around our innovative technology and solutions, forming strategic alliances with leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, and urban service operators. This ecosystem, led and shaped by WeRide, enables us to define the standards for autonomous services and influence both public perception and industry expectations, a key competitive advantage in each market we enter.
OUR STRENGTHS
Advanced Autonomous Driving Technology
We are a global leader in autonomous driving technology and operations. Our advanced research and development capabilities and extensive real-world operational experience accumulated over years has powered a continuous cycle of innovation.
At the core of our technology is a robust in-house infrastructure that supports scalable development. This includes a cloud-native, distributed platform for data processing, annotation, storage, and collaborative model development. We have built proprietary systems for model training and inference, supported by a comprehensive suite of tools for simulation, incident analysis, and data analytics.
Our autonomous driving stack features a hybrid navigation architecture that supports both high-definition map-based systems and flexible map-less or light-map solutions. By leveraging precise localization, real-time scene understanding, and multi-sensor fusion, our vehicles operate reliably across structured roads and complex, unstructured environments. These capabilities are integrated across L2 to L4 applications, enabling deployment from assisted driving to full autonomy.
A key innovation within our technology stack is WeRide GENESIS, a proprietary, all-in-one, closed-loop simulation engine that underpins our L4 capabilities. WeRide GENESIS integrates data, algorithm development, and simulation into a unified R&D ecosystem. It enables high-fidelity, end-to-end virtual testing with realistic agent interactions, rapid city-scale environment generation, and multi-modal scenario creation using generative AI. WeRide GENESIS supports full-sensor rendering, advanced 3D reconstruction, and sim-to-real adaptation, allowing for efficient validation of rare and complex driving scenarios. This system significantly accelerates model iteration, enhances generalization, and reduces reliance on physical testing, making it a critical enabler of safe, scalable, and globally deployable autonomous solutions.
Our technological advantage is further amplified by our extensive and diverse datasets. In addition to real-world data collected across L2 to L4 use cases from multiple vehicle types, we also generate high quality synthetic data internally. This data strategy can significantly reduce the time needed for data processing, and greatly improve R&D efficiency. With our comprehensive datasets, we excel at covering corner cases for model training, such that our autonomous driving systems are technologically ready for the complexity and uncertainties in real-world settings.

Innovative, Proven and Scalable Business Model
At the core of our success is a business model that is not only proven but highly scalable, a critical advantage as we expand globally. Our scalability is underpinned by cost efficiency and a standardized operating protocol that enables rapid, repeatable deployment of robotaxi operations across global markets, giving us a unique edge in international expansion. Our latest-generation robotaxi, GXR, is powered by NVIDIA DRIVE X Thor chips. This advanced hardware foundation significantly enhances the scalability of our operations by ensuring safety, reliability, and seamless integration across different geographies and regulatory environments.
This business model supports diverse and innovative revenue streams, including dynamic pricing, performance-based service fees, and profit-sharing arrangements. We also license our technologies to select partners. Our flexible pricing structure includes a minimum fixed fee component, providing downside protection during the operational phase, while variable fees allow us to capture upside as utilization grows. For example, a significant one-time payment upon vehicle delivery ensures early revenue realization, while ongoing service fees tied to performance and usage enable long-term value capture.
Also integral to our business model is our closed-looped R&D ecosystem that attracts strategic partners, enabling us to integrate third-party data and real-world operational insights into our technology development. This continuous feedback loop enhances user experience, strengthens partnerships, and accelerates market expansion. By leveraging this ecosystem, we reduce R&D costs, improve operational and supply chain efficiency, and shorten time-to-market for new verticals. Its scalability and versatility have supported the rapid commercialization of a wide range of autonomous products for open-road applications, fueling ongoing innovation and reinforcing our leadership in the autonomous driving industry.
Global Footprint and Proven Track Record of Expansion
We are the only L4 autonomous driving company with operations in 11 countries, including China, the UAE, Saudi Arabia, Switzerland, France, Singapore and Japan, according to CIC. Our vehicles are operating and testing in over 30 cities worldwide, making us the only commercial robotaxi operator with such a broad and active global presence. This extensive footprint, combined with our comprehensive L4 capabilities, positions us as the undisputed global leader in autonomous driving. Meanwhile, international markets offer a compelling environment for autonomous driving commercialization, with clearer regulatory pathways, higher service pricing potential, and more scalable deployment conditions. These factors allow us to validate our unit economics more efficiently, especially for robotaxi operations, and demonstrate the long-term viability of our business model. Our presence in multiple countries also provides valuable market insights and enhances local value chain opportunities where we deploy our fleet.
Our global expansion is not only wide-reaching but also deeply rooted in operational excellence. We prioritize quality of deployment alongside scale, ensuring that each market we enter is supported by robust infrastructure, strong local partnerships, and a clear path to commercialization at scale. The Middle East is a prime example: in the UAE, we operate the largest robotaxi fleet through partnerships with ride-hailing platforms, and we are the only company authorized for driverless testing in Abu Dhabi. Our services are being integrated into Dubai’s public transportation system, reflecting both the depth of our local engagement and the maturity of our operations.
We strategically split roles and responsibilities with our partners to maximize efficiency and leverage complementary strengths. In overseas markets, we have strategically adopted an asset-light approach to accelerate execution speed and operational efficiency. Instead of managing field operations directly, we collaborate with local partners for services such as dispatch, cleaning, and maintenance, who in turn rely on our technology and operational expertise to deliver robotaxi services. This approach reduces our capital and operating costs and allows us to focus on core technology. Our expansion model has been validated through strategic partnerships with Uber in the UAE and Saudi Arabia, Flughafen Zürich AG in Switzerland, Beti in France, Chye Thiam Maintenance in Singapore, Grab in Southeast Asia, and others. In parallel, we typically take the lead in regulatory communication and on-the-ground preparation in each market early on, which grants us greater autonomy and control, ensuring that the ecosystem is designed and built around WeRide as the central orchestrator rather than just a participant. Overall, this structure reinforces our strategic importance and positions us as the indispensable core of the ecosystem, while allowing each party to focus on areas where they hold a competitive advantage.

As we continue to expand, we aim to be the first mover in each new market, building brand recognition, establishing trust with local stakeholders, and forming a local ecosystem before competitors enter. This first-mover advantage enables us to shape the narrative around autonomous driving and define the standards for the services we offer, which is a core part of our competitive edge.
Ecosystem of Strong Partners
Our strategic partnerships with key ecosystem participants have been instrumental in accelerating the commercialization of our technology, driving our rapid growth in the past, and positioning us for continued success in the future. By forging strong alliances with world-class vehicle manufacturers, Tier-1 suppliers, logistics providers, urban service providers, and other industry leaders, we have built a robust network that supports innovation, scalability, and our competitive edge.
Collaborations with these industry leaders serve as an endorsement of our technological expertise and capabilities. Partnering with globally recognized organizations, such as Uber and Grab, demonstrates the trust and confidence they place in our solutions, validating our position as a leader in autonomous driving technology.
These partnerships also provide deep insights into the incremental development of autonomous driving technology across diverse use cases, enabling us to refine our technology, products, and services using real-world data and feedback from a variety of applications. This diversity of data enhances our ability to innovate and adapt to evolving market needs.
Partnerships with go-to-market partners afford us access to their market expertise, customer networks, and infrastructure, enabling rapid deployment and scalability. By tailoring our solutions to regional demands, we ensure relevance across diverse markets while accelerating the commercialization of our technology. This collaborative approach allows us to deliver customized, high-impact solutions that meet the unique needs of each market we serve.
In addition to our ecosystem partnerships, we are supported by reputable investors who provide significant business and financial resources. Their support not only strengthens our financial position but also reinforces our ability to execute ambitious growth strategies and maintain our leadership in the autonomous driving industry.
Strong Technical Capabilities Led by Visionary Management
We believe talent is the foundation of our core competencies. We are led by our founder and CEO, Dr. Han, a world-class autonomous driving expert who has been instrumental in attracting and training global talent as well as fostering a culture of technical excellence and innovation. He was the former chief scientist of Baidu’s autonomous driving unit and a tenured professor with more than 20 years of experience in computer vision and machine learning.
Our management team has a combination of deep technological expertise and market savviness, focused on delivering real-world solutions for our customers and users today. As of June 30, 2025, we have built a strong team of 3,718 employees, including 3,588 full-time employees and 130 temporary employees (interns) globally, approximately 93.7% of whom are R&D staff including top-notch AI scientists and autonomous driving engineers and talents from top universities and institutions.
OUR STRATEGIES
Continue to Develop and Enhance Technology Capabilities
We will continue to develop and enhance our technology capabilities. We plan to enhance our infrastructure and core capabilities to consistently support the upgrade of our autonomous driving solutions, including mapping solutions, data loop, simulation, analysis, model training, validation and deployment, and for the continuous self-improvement of our models to form a virtuous cycle and enhance efficient decision-making for intelligent driving. We intend to incorporate advanced third-party AI tools into our infrastructure, and develop AI tools internally.

We plan to further invest in our in-house data labeling and processing platforms, and to maximize our LLMs, VLMs, and natural language capabilities. We are focused on enhancing our data loop support system to improve efficiency in managing data demands, scheduling, collection, and utilization. In addition, we plan to develop and upgrade our comprehensive simulation training and validation platform by incorporating a wider range of scenarios into our simulation system and improving the consistency of algorithm validation and analysis. Furthermore, we plan to invest in data compliance, security management, and the training and tuning of our algorithm models.
We are dedicated to enhancing our software and hardware capabilities. We will focus on improving the accuracy and efficiency of our algorithms. For hardware, we will focus on integration of onboard computing units and modular sensor suites, to assist in the improvement of algorithm and technical maturity of our products.
Additionally, we will invest in the upgrade of the software and algorithms of WeRide Go, our own online taxi platform, in areas such as vehicle search, dispatching and scheduling algorithms, optimizing passenger safety verification, monitoring and safety takeover functions, and operating an intelligent customer service center and remote support platform, to ensure a smooth robotaxi ride experience.
Scale Up Commercialization and Explore Incremental Revenue
We are one of the few autonomous driving companies globally that have reached the driverless milestone, generating revenues from product sales, related services and ADAS services.
On top of our current robotaxi commercial deployment, we seek to achieve large-scale commercialization and broader global rollout of our robotaxi services from 2025 onwards. We plan to continually collaborate with existing and new local partners to deploy our robotaxis in Europe, the Middle East and Southeast Asia, etc. In new markets, we plan to replicate our successful UAE robotaxi model, which includes proactive engagement with local authorities, partnerships with go-to-market partners, and outsourcing capital-intensive operations to local entities. In addition to partnering with external mobility platforms, we expect to expand the operation of robotaxi ride services on WeRide Go, invest in vehicle co-production, and expand the test areas globally.
For our other L4 vehicles, namely robobuses, robovans and robosweepers, we intend to strengthen cooperation with private enterprises and public sector clients to increase vehicle sales and related services offerings, further advancing commercial production and operation. We also intend to prepare for the expansion of the test areas, commercial production and operation of robovans and robosweepers.
To boost our profitability further, we intend to explore new revenue streams, including dynamic pricing models that involve ongoing service revenues and profit-sharing arrangements or by licensing our technologies.
Accumulate Operational Knowledge and Optimize Processes
We will continue to accumulate real-world operational experience through the deployment and operation of L4 vehicles. This experience will enable us to refine our deployment and operational procedures, which will prove invaluable for efficient market entry and business ramp-up.
We have developed standard operating protocols internally, which can be further customized to suit specific partnerships and markets. We will collaborate closely with our partners to tailor these standard procedures to meet their unique needs, expectations, and internal requirements. We will establish a feedback loop, allowing us to address our partners’ operational concerns and incorporate their inputs in an efficient manner. Additionally, we will tailor our standard deployment procedures to align with the specifics of local market standards.
As we expand our operations and accumulate more real-world knowledge, we will regularly review and refine our internal standard operating and deployment procedures to ensure they remain effective and responsive to evolving needs.
Retain Talent to Build a Leading Team in the Industry
We aim to attract top-tier global talent who are passionate about autonomous driving, including R&D experts who can contribute to our technology development and other personnel who can contribute to our expansion, deployment and commercialization efforts. To cultivate specialized talent, we will invest in training and internal mentorship initiatives that empower employees to develop expertise around L4 autonomous driving, including AI, LLM, VLM, and algorithms. Additionally, we provide opportunities for employees to work on groundbreaking projects with real-world impact, ensuring their work is both meaningful and rewarding. By offering these opportunities and a shared vision for the future of autonomous driving, we aim to retain top talent.
Strengthen and Expand Collaborations with Ecosystem Partners
We aim to continually strengthen and expand our collaborations with ecosystem partners, including world-class vehicle OEMs, technology providers, go-to-market partners, and operation allies. These alliances will allow us to maintain a robust supply chain, broaden our consumer reach, and diversify our revenue sources. We aim to work closely with OEM partners to accelerate homologation processes, engage in product design, and improve our hardware capabilities. We believe our end-to-end mass-market ADAS solutions brings real value to OEMs today. We will work with our technology partners, particularly chip manufacturers, to develop cost-effective hardware, such as computing units. In addition, we plan to collaborate with go-to-market partners to deploy our fleets more rapidly and efficiently, accessing a larger consumer base and expanding geographic reach. We also plan to strengthen our relationships with operational allies to scale our commercial deployments. By collaborating with these partners, we aim to optimize resource allocation and ensure a more effective rollout of our initiatives.
INNOVATIVE COMPANY
We believe we satisfy the suitability requirement of being an innovative company as defined in paragraph 4 of Chapter 2.2 of the Guide for New Listing Applicants. We believe our success is attributable to our advanced autonomous driving technology and innovative business model. See “—Our Strengths—Advanced Autonomous Driving Technology” and “—Our Strengths—Innovative, Proven and Scalable Business Model” for our technology and business model. Empowered by WeRide One, the universal technology platform, our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency. A key innovation within our technology stack is WeRide GENESIS, our proprietary, all-in-one, closed-loop simulation engine, that allows autonomous vehicles to be tested in a digital twin of the real world—safely, efficiently, and at scale, representing a transformative leap forward in autonomous vehicle simulation. It addresses the three critical feedback loops essential for safe and scalable autonomy: the data loop, the algorithm loop, and the simulation-validation loop, serving as the cornerstone of our L4 autonomous driving capabilities. See “—Our Technology” for further details of WeRide GENESIS and broader technology stack. See “—Research and Development—Our R&D Team” for further details about the contributions of our WVR Beneficiaries.
OUR PRODUCTS AND SOLUTIONS
We generally adopt a transaction-based model. Our business model is consistent across our L4 solutions, robotaxi, robobus, robovan and robosweeper. We couple vehicle sales with ongoing multi-year service fees, as our technological support and services are integral to the operation of our vehicles. Additionally, for our robotaxis, we have the ability to charge customers for the paid distance driven, which we believe could add an incremental source of revenue.
Each of our robotaxi, robobus, robovan, and robosweeper is capable of operating completely driverless and therefore fall into the definition of L4 vehicles, even though some of them may in practice operate with safety drivers in order to comply with the relevant regulations. For example, for the L4 vehicles operated by us, such as those on WeRide Go, we have in-car safety drivers in Guangzhou, but not in Beijing, due to varying regulatory requirements set by local authorities. In the cases where operators purchase L4 driving vehicles from us, it is their responsibility to hire safety drivers if required by applicable regulations.
Our vehicles are generally made-to-order on a project-by-project basis. Our vehicles are not sold on a stand-alone basis and only sold with accompanying services. This results in a pricing structure that includes both a one-time upfront as well as ongoing fees. The one-time upfront fee is attributed to the vehicle and the ongoing fees to the services provided. We typically enter into a bundled contract with an initial term of two years and offer an automatic renewal option for an additional 12-month period upon expiration. Each of our contracts is priced independently, taking into consideration factors such as order size, infrastructure readiness, deployment complexity, market potential, and other operational requirements. Given the early stage of our commercialization, limited customers, and the unique needs of each customer, the pricing varies significantly from project to project.
In addition to L4 vehicles and related services, we offer other technology services that stem from our autonomous driving technology stack, including L4 research and development services and other research and development services. All of our technology services have commenced commercialization, see “—Commercialization” for details. We typically charge a fixed amount of non-recurring engineering fees, and royalties or service fees on a per-unit basis based on usage. We intend to explore new revenue streams, including dynamic pricing models that involve ongoing service revenues and profit-sharing arrangements, or by licensing our technologies.
We have developed best-in-class autonomous driving products and solutions that address the unique and diverse needs across mobility, logistics, sanitation and other urban services. Our autonomous driving solutions are designed to conquer complex road conditions, seamlessly navigate high-density traffic and densely populated areas, and operate reliably around the clock under all weather conditions. Trusted by customers across multiple industries, as well as the general public, our autonomous driving solutions are capable of empowering a wide range of settings.
Our leadership is exemplified by our robotaxis. Among other use cases, robotaxi faces the greatest challenges in terms of autonomous driving technology adoption. Successful development, deployment and operation of robotaxis have translated into our ability to explore other autonomous driving products and solutions, including robobus, robovan and robosweeper. Leveraging our technological leadership in L4 autonomous driving technology, we develop and offer other technology services.
The table below sets out a summary for how our products and solutions fall within acceptable sectors of a Specialist Technology Industry as defined under Chapter 18C of the Listing Rules.
Specialist Technology Products		Specialist Technology Industry Acceptable Sectors	Key Function Analysis	Major Customer Type	Business Model	Pricing and Fee Model
Robotaxi and related services		Electric and autonomous vehicles	We developed robotaxis with fully driverless L4 autonomous driving capabilities.	Ride-hailing platforms, shared mobility companies, passengers
We typically generate revenue from robotaxi sales, and recurring fees based on ongoing operational and technical support services and/or service fees based on variable performance milestones. We may generate revenue from ride-hailing services.

Customers are generally required to pay a one-time fee upon delivery of robotaxis as consideration for the vehicle, and recurring fees for ongoing services on a periodic basis (invoiced monthly or quarterly), and/or service fees upon achievement of certain performance milestones.
For ride-hailing services offered on WeRide Go, we charge passengers taxi fare on a per trip basis.

Other L4 vehicles and related services	Robobus	Electric and autonomous vehicles	We developed L4 autonomous driving vehicles that are capable of operating completely driverless. Such L4 vehicles are designed to address needs	Public transportation companies, private enterprises	We typically generate revenue from robobus sales, and recurring fees based on ongoing operational and technical support services.
Customers are generally required to pay a one-time fee upon delivery of robobuses as consideration for the vehicle, and recurring fees for ongoing services on a periodic basis (invoiced monthly or quarterly).

Specialist Technology Products		Specialist Technology Industry Acceptable Sectors	Key Function Analysis	Major Customer Type	Business Model	Pricing and Fee Model
across various use cases on open road, including in public transportation, logistics and sanitation industries.
	Robovan	Electric and autonomous vehicles		Logistics companies
We may offer vehicle plus services, or only services to customers. We typically generate revenue from robovan sales, if applicable, and recurring fees based on ongoing operational and technical support services.
Customers are generally required to pay a one-time fee upon delivery of robovans, if applicable, and recurring fees for ongoing services on a periodic basis (invoiced monthly or quarterly).
	Robosweeper	Electric and autonomous vehicles		City sanitation companies, private enterprises
We may offer vehicle plus services, or only services to customers. We typically generate revenue from robosweeper sales, if applicable, and recurring fees based on ongoing operational and technical support services.
Customers are generally required to pay a one-time fee upon delivery of robosweepers, if applicable, and recurring fees for ongoing services on a periodic basis (invoiced monthly or quarterly).
Other technology services		Electric and autonomous vehicles; artificial intelligence	Leveraging our AI capabilities, algorithms infrastructure, tool chain and data, we offer technology services in autonomous driving and ADAS as well as broader applications.	Automotive and other technology companies	We typically charge fixed fees and/or volume-based service fees.	Customers are generally required to pay based on usage of services.

The following timeline outlines the achievements of our autonomous driving products and solutions since our inception:

2017

Founded

Licensing and Testing

Commercial Advancement

2018

2019

2020

- Licensing and Testing: 1st driverless testing permit in China
- Commercial Advancement: World's 1st purpose-built L4 robobus designed for open road

2021

- Licensing and Testing: 1st pure-play autonomous driving company to obtain fully driverless test permits in both China and the US
- Commercial Advancement: Launched world's 1st L4 robovan for intra-city goods delivery

2022

- Licensing and Testing: 1st to obtain permits for road testing and demonstration applications in Shenzhen
- Commercial Advancement: Partnered with Bosch on co-developing ADAS
- Commercial Advancement: Launched pilot operation of world's first L4 robosweeper designed for open road

2023

- Licensing and Testing: 1st national license for autonomous driving cars in UAE
- Licensing and Testing: Obtained the Singapore M1 and T1 Autonomous Vehicles Licenses in a record-breaking 3 months' time
- Commercial Advancement: China's 1st open-to-public fare-charging L4 robobus service

2024

- Licensing and Testing: Commenced driverless commercial operation in Beijing
- Licensing and Testing: 1st to obtain driverless robovan testing permit on open road in China
- Licensing and Testing: M1 and T1 Autonomous Vehicles Licenses were granted in Singapore for robosweeper S6 and robosweeper S1 respectively
- Commercial Advancement: Partnered with Renault to deploy self-driving vehicles for automated road transport systems in Europe
- Commercial Advancement: Chery EXEED launched SUV STERRA ET equipped with ADAS system co-developed by WeRide and Bosch
- Commercial Advancement: Released latest generation of robotaxi – GXR with proprietary L4 autonomous driving systems and the advanced WeRide Sensor Suite
- Commercial Advancement: WeRide and Uber launched the largest local robotaxi fleet and commenced commercial operation in Abu Dhabi

2025

- Licensing and Testing: First driverless logistics vehicle test permit in Guangzhou's Huangpu district for robovan W5
- Licensing and Testing: Approval for late-night robotaxi testing on public roads within Beijing High-Level Autonomous Driving Demonstration Zone
- Licensing and Testing: Robotaxi was granted Saudi Arabia's first robotaxi autonomous driving permit
- Licensing and Testing: Launched our first autonomous robobus trial in Spain with Renault Group
- Commercial Advancement: Launched pilot projects to deploy robobus and robotaxi in Switzerland
- Commercial Advancement: Uber committed to an equity investment of US$100 million
- Commercial Advancement: Robotaxi service expanded to Shanghai, the tenth city worldwide
- Commercial Advancement: Operate the Middle East's largest fleet, with services active in Abu Dhabi and Riyadh, and testing ongoing in Dubai

Sources: CIC, Company Information
Our business model is further illustrated in the diagram below:
Robotaxi
Robotaxi is our flagship product and a powerful demonstration of our autonomous driving technology. It plays a central role in our expansion and growth strategy. We partner with multiple world-class OEMs to produce our robotaxis.
Robotaxi is a helpful complement and supplement to traditional mobility providers and up to 70% cheaper as compared to traditional taxi services. They can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances.

Robotaxi GXR (Geely Farizon model)	Robotaxi (Nissan model)
Business Model
We deliver robotaxi and related services on a whole-package basis, which we believe is more operationally and regulatorily feasible in the near term, as it ensures consistent service quality and safety standards. We generate revenue from vehicle sales, recurring fees based on ongoing operational and technical support services, and service fees based on performance milestones. We could also generate revenue through ride-hailing services. Our revenue sharing model combines a minimum fixed fee with shared upside, aligning incentives with our partners while ensuring predictable returns. Our robotaxi business delivered record-breaking results in the second quarter of 2025, highlighting its accelerating commercial momentum and growing contribution to our overall performance. Revenue from robotaxi operations surged by 836.7% in the second quarter of 2025, compared to the same period in 2024, marking the highest-ever quarterly robotaxi revenue in our history.

Robotaxi accounted for 36.1% of our total revenue in the second quarter of 2025, reflecting its increasing strategic importance. Our overall revenue grew by 60.8% in the second quarter of 2025, compared to the same period in 2024, with robotaxi emerging as the primary growth driver. These results demonstrate higher revenue contribution and overall margin compared to close industry peers, underscoring the scalability and profitability of our robotaxi model, both in absolute terms and as a share of total revenue.
Our latest generation of robotaxi—GXR, introduced in October 2024, is a first-of-its-kind, next-generation robotaxi platform, leveraging over 2,200 days of robotaxi public operation experience. GXR features next-generation Sensor Suite 5.6 and the HPC 3.0 high-performance computing platform, redefining the autonomous driving experience.
We believe robotaxis offer superior unit economics and higher profitability compared to traditional taxis, see “Industry Overview—Overview of Global Robotaxi Market—Unit Economics for Robotaxis.” The payback period following initial deployment is closely tied to vehicle utilization and speed of market expansion, which is why we prioritize rapid deployment in close collaboration with local partners, with a clear roadmap toward fully driverless L4 operations. We partner with go-to-market partners and supplement their existing fleets with our robotaxis fleets. Once we enter a new market, we build a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with key players across the mobility landscape, covering leading global vehicle OEMs, shared mobility platforms, and more. For more information relating to our partnership with these OEMs, see “—Our Ecosystem and Partnerships.”
Ride-Hailing through Robotaxi
We operate a small robotaxi fleet for the WeRide Go app, our own shared mobility network, and generate an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020. In each of 2022, 2023, 2024 and the six months ended June 30, 2025, we generated less than 1.0% of our total revenue from WeRide Go. Robotaxis that we use on WeRide Go are either self-owned or leased through financing arrangement. We are not required to obtain an ICP license for the operations of the WeRide Go app in China, based on the following reasons: (i) according to the ICP License application guide published by the MIIT on its website, a ride-hailing platform is only required to complete the filing procedure for its website unless other telecommunications business operations are involved in the platform; (ii) based on our anonymous telephone consultations with the MIIT and the Communications Administration of Guangdong Province, an ICP License is not required for the operation of a ride-hailing app and offering robotaxi services through a ride hailing platform; (iii) we have historically applied for the ICP License regarding the operation of the WeRide Go, and the competent authority, the Communication Administration of Guangdong Province, confirmed during the application process that an ICP license is not required for our intended business activities in its response notice, as advised by our PRC Legal Advisor.
Achievements and Global Expansion
We made multiple achievements in the robotaxi sector and continue to grow our business. According to CIC, we are the first company to offer paid L4 robotaxi services to the public in the world, having launched them in 2019. As of the Latest Practicable Date, our robotaxis had completed over 2,200 days of public operations on open roads. As of the Latest Practicable Date, we maintained a track record of no regulatory discipline for autonomous driving system failure. Our latest generation of robotaxis, GXR, entered commercial production and public services in 2024, and we are actively scaling deployments in 2025. We have also made continued global expansion with strategic launches across Europe, the Middle East and Asia.
Europe
In January 2025, we were selected as the technology provider for a new autonomous driving robotaxi pilot project funded by the Canton of Zurich and the Swiss national railway Schweizerische Bundesbahnen, or SBB. The decision for WeRide demonstrates that our leading L4 autonomous driving technology and mature operational experience have been recognized by the international market. In Switzerland, we have launched pilot robotaxi testing.

Middle East
Currently, we operate the largest robotaxi fleet in the Middle East, with services active in Abu Dhabi and Riyadh, featuring our latest-generation GXR model—a purpose-built, mass-produced autonomous vehicle for scaled commercial deployment which fits up to five people. Each vehicle is expected to complete dozens of trips per day during a 12-hour shift, with average ride typically exceeding six kilometers in Abu Dhabi.
We have achieved multiple commercial breakthroughs in the UAE, which we believe can be replicable in other markets. According to CIC, we were granted the UAE’s first and only national license for autonomous driving vehicles, as early as August 2023, enabling us to test our autonomous driving vehicles on public roads across the entire country. This groundbreaking permit, unprecedented globally, is the first to allow such extensive autonomous vehicle testing without geographic or conditional restrictions, according to CIC.
In December 2024, we and Uber announced the launch of our ride-hailing partnership in Abu Dhabi. Since the launch, we have tripled the size of the local robotaxi fleet. With the support of Abu Dhabi Integrated Transport Centre, the service is available in about half of Abu Dhabi’s key areas. We are deploying WeRide-powered robotaxis on the Uber app in the UAE, enabling Uber riders in Abu Dhabi to request UberX or Uber Comfort and be matched with a WeRide autonomous vehicle for qualifying trips. This is Uber’s first autonomous vehicle launch outside of the United States and marks the largest commercial robotaxi service outside the United States and China in terms of the number of vehicles. We and Uber aim to continue growing our fleet to hundreds of robotaxis in Abu Dhabi, with plans to extend services into Khalifa City, Masdar City, and more areas of downtown Abu Dhabi later this year. As the only company authorized for driverless testing in Abu Dhabi, we have begun commercial operations with a safety driver onboard, with fully driverless L4 services expected to launch in 2025.
In Dubai, we announced that we would be integrating our self-driving robotaxis into Dubai’s public transportation system which was formalized via a memorandum of understanding signed in March 2025.
In May 2025, we announced our expansion into Saudi Arabia, and by July, our robotaxi was granted Saudi Arabia’s first robotaxi autonomous driving permit. With this permit, we are authorized to operate an autonomous vehicle business and deploy robotaxis nationwide in Saudi Arabia. As part of our market entry, we have launched testing or deployment of our robotaxis and other core autonomous driving products in cities such as Riyadh and AlUla, in collaboration with Uber and local partner Ai Driver, setting the stage for commercial rollout and wider operations across Saudi Arabia. Specifically, we are running a pilot program in Riyadh where rides are being offered exclusively to selected users. The pilot operation covers King Khalid International Airport and several key locations throughout Riyadh, including major highways and selected city center destinations.
Southeast Asia
In August 2025, we and Grab, Southeast Asia’s leading superapp, announced a strategic partnership between us to accelerate the deployment and commercialization of L4 robotaxis in Southeast Asia, and reflects a shared vision to seamlessly integrate WeRide vehicles into Grab’s network to enhance service level.
See “—Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
China
In December 2024, only two months after our product launch, our latest GXR robotaxi received an additional permit for passenger ride, highway, or remote driverless testing in Guangzhou, extending beyond the initial road testing permit. In February 2025, we received approval to launch our latest generation robotaxi, the GXR, for fully unmanned paid ride-hailing services in Beijing. This marks our second robotaxi model to achieve fully driverless L4 commercial operations in Beijing and GXR’s first large-scale commercial deployment in China. In May 2025, we introduced eight autonomous robotaxi pilot operation routes in central Guangzhou, establishing China’s first 24-hour autonomous ride-hailing network covering the core areas of a Tier 1 city. In July 2025, partnering with Chery and Jinjiang Taxi, we brought our robotaxi ride-hailing services to Shanghai, which marks robotaxi’s official entry into the tenth city globally. In September 2025, our Robotaxi GXR launched 24-hour fully driverless commercial operations in Guangzhou. In addition, we and Chery recently unveiled the CER, a new-generation pre-installed mass-produced robotaxi model, jointly built on our universal technology platform, WeRide One, and EXEED’s STERRA ET vehicle architecture. We recently received approval to conduct late-night testing of our robotaxi fleet on public roads within the Beijing High-Level Autonomous Driving Demonstration Zone. This milestone represents a critical step toward establishing a 24/7 autonomous ride-hailing network in Beijing, paving the way for all-weather, round-the-clock autonomous mobility services.
Other L4 Autonomous Driving Products and Solutions
In addition to robotaxis, we offer other L4 products and solutions across mobility, logistics, and sanitation. These solutions leverage our existing infrastructure and technology stack, including a unified operations platform, and provide a greater diversity of operational data while allowing us to service distinct customer use cases. For robobuses, robovans and robosweepers, we typically generate revenue from vehicle sales and recurring fees based on ongoing operational and technical support.
Robobus
Our robobus can be flexibly deployed in various public and private transportation use cases. We partner with Yutong and Golden Dragon to produce robobuses. Our robobus is designed for a fully autonomous driving experience with no steering wheel or driver cabin with a top speed of 40km/h. In contrast to other alternatives, whose operations are fixed routes or limited to confined areas, our robobus can handle open roads in urban settings under all weather conditions.

Robobus (Yutong model)	Robobus (Golden Dragon model)
Business Model
Customers such as local transport service providers typically purchase our robobuses as well as bundled technical supports and services, including system upgrades, maintenance and repair, fleet management, as well as remote assistance services on an as-needed basis. These services are typically charged separately to our customers for an ongoing fee payable on an annual basis.
Achievements and Global Expansion
To date, we have deployed the largest robobus fleet in the world across nine countries, namely Belgium, Switzerland, France, Japan, Singapore, Saudi Arabia, the UAE, Qatar and China. In China, we deployed robobuses in major cities such as Beijing, Guangzhou, Shenzhen, Nanjing, Qingdao, and Wuxi. According to CIC, our robobus has achieved a number of first-of-its-kind milestones: In November 2022, we were permitted to conduct road test and demonstration applications in Shenzhen, China—the first to achieve zero disengagement during thousand-kilometer evaluations of both enclosed environment and open road conducted by the local authority. In January 2023, our robobus was the first to be officially permitted to conduct driverless road test in Beijing. In December 2023, we partnered with the public transportation operator in Guangzhou to officially launch China’s first commercial fare-based autonomous minibus service. With the same partner, we introduced China’s first autonomous Bus Rapid Transit route and the first autonomous nighttime bus service. In September 2024, we secured approval for a fare-charging robobus service in Hengqin, Guangdong Province, after receiving the approval for the first-ever fare-charging robobus service in Guangzhou in December 2023. In December 2024, we inaugurated the commercialization of the Tianhe BRT robobus shuttle line in Guangzhou. This line marks the first autonomous shuttle to navigate the BRT system in Guangzhou’s city center and operate at night in a first-tier Chinese city, offering a new, efficient, and convenient option for nighttime commuters.
We have also successfully expanded our business development efforts beyond China and achieved commercialization on the global stage. Notably, we have completed the customization for mass production of the robobus adapted to be sold in Japan and secured intent orders to sell these specially designed robobuses to the largest operator of autonomous buses in Japan, which will allow us to address the demand for autonomous buses across various cities in Japan. We received the T1 and M1 autonomous vehicle licenses from Singapore Land Transport Authority in 2023 and launched Singapore’s first publicly accessible L4 autonomous robobus service in 2024, according to CIC. In July 2025, we announced the launch of fully driverless L4 robobus operations at Resorts World Sentosa, Singapore, or RWS, which marks the first autonomous vehicle in Southeast Asia to operate without a safety officer on board. Following extensive testing and safety assessments of its remote operations and on-road performance, we have secured approval from the Land Transport Authority of Singapore to offer fully autonomous rides to the public. This achievement comes after a year of safe service since June 2024, during which our robobus transported tens of thousands of passengers within RWS and completed thousands of autonomous trips.
We have also expanded our low-carbon, autonomous driving public transit practice into Europe. During the 2024 and 2025 French Open tennis tournament, WeRide and a global leading automotive manufacturer collaborated to launch a robobus shuttle service between event venues and parking lots. In January 2025, we announced a pilot project with Flughafen Zürich AG to deploy the robobus autonomous driving shuttle service at Zurich Airport, which marks an important milestone for us in bringing autonomous transportation solutions to one of Europe’s major aviation hubs and a reaffirmation of our successful operations in Europe. In February 2025, we launched the first European fully driverless L4 commercial deployment of our robobus, according to CIC, as part of a shuttle service partnership with Beti, Renault Group, and Macif that will feature an L4-level automated mobility service in France’s Drôme region. The open road route covered by the automated shuttles serves the train station, the off-site long-term parking area, and the business park’s catering hub. In March 2025, we and Renault launched our first autonomous robobus trial in Spain. The service ran from March 10 to March 14, 2025, offering a free autonomous robobus trial service in the center of Barcelona to showcase the maturity and potential of automated transport technologies. Since its debut in 2024, our robobus has demonstrated safety and reliability in busy, real-world environments, prompting both companies to extend the partnership for a second year. See “—Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
Robovan
Our robovans provide a more efficient, and cost-effective alternative to traditional logistics vehicles. We partner with JMC-Ford Motors and Ecar Tech to manufacture our robovans.

Robovan (JMC-Ford model)	Robovan W5

Business Model
We typically sell robovans and charge recurring fees from ongoing operational and technical support services. We also use our robovans to provide more capital efficient logistics-as-a-service solutions. To date, we have received over 10,000 indicative orders, demonstrating market reception. Our latest robovan W5 model offers a driverless delivery solution that provides long-distance and bulk delivery capabilities and addresses key challenges in express delivery, urban distribution and various point-to-point logistics.
We have established a strategic partnership with ZTO, a leading express delivery company in China. Under this partnership, ZTO has expressed its intention to place orders for our robovans once they enter expected commercial production, subjective to certain conditions, and our robovans have been piloting in ZTO’s delivery services in Guangzhou as well as deployed to fulfill pickups and deliveries and to assist with route optimization since the end of 2021.
Achievements and Global Expansion
In April 2025, WeRide received Guangzhou Nansha District’s first batch of driverless road-testing licenses, authorizing its robovan W5 for driverless testing on public roads. This marks the first time such licenses are granted in Guangzhou since Nansha District introduced its trial safety guidelines for autonomous vehicle road testing in the first quarter of 2025. Following this, we secured Huangpu District’s inaugural permit for our robovan W5 in July 2025, making us the first and only company authorized to road test autonomous logistics vehicles in Huangpu, Guangzhou. This marks our robovan W5’s second active road testing permit, demonstrating our steady progress towards the large-scale commercialization of autonomous delivery solutions. Internationally, in February 2025, we signed a memorandum of understanding with the Singapore Logistics Association (SLA), marking a significant milestone in advancing autonomous vehicle technology for Singapore’s logistics sector. We will collaborate with SLA to deploy cutting-edge solutions, including our robovan W5, that will strengthen Singapore’s position as a global logistics hub while promoting sustainable and efficient transportation solutions. See “—Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.

Robosweeper
Our L4 robosweeper delivers a state-of-the-art sanitation solution that rivals traditional sweepers. We partner with Yutong and Ecar Tech to manufacture our robosweepers.

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无人驾驶环卫车
WeRide
2010
Robosweeper
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无人驾驶环卫车
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Robosweeper S1	Robosweeper S6
Business Model
We sell robosweepers to public cleaning service providers and charge recurring fees for technical supports and services. We also use our robosweeper fleet to provide sanitation-as-a-service solutions.
We currently offer robosweepers in two sizes: WeRide S6, the larger model, is designed to address various cleaning needs, including standard road washing and sweeping, road edge cleaning, dust suppression and high-pressure water jetting. WeRide S1, the smaller model, is the world’s first L4 autonomous sanitation device designed for open roads and capable of navigating smoothly around smaller obstacles while effectively cleaning various road surfaces and offering automatic trash dumping and self-parking functionalities, according to CIC. Orders for WeRide S1 reached several million dollars shortly after launch, demonstrating a strong market reception.
Achievements and Global Expansion
In China, we have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou since 2022. According to CIC, we launched the first commercial unmanned sanitation project with our robosweeper in Dongguan, Guangdong Province in July 2024, covering an area exceeding 270 standard football fields daily. We further deployed WeRide S1 in Shantou in August 2024, marking the first L4 autonomous sanitation project in eastern Guangdong, according to CIC.
We have also been expanding our robosweeper operations globally. In May 2025, WeRide’s robosweeper S1 launched its trial service in Jurong Lake Gardens, Singapore, marking the first time of the product’s operation in Singapore’s heartland areas following the successful launches at Marina Coastal Drive and Esplanade in downtown Singapore. Earlier in 2024, our WeRide S6 and WeRide S1 were granted the M1 and T1 autonomous vehicle licenses, respectively, from the Singapore Land Transport Authority, following this, we initiated an official commercial deployment with our robosweepers in Marina Bay and Esplanade, marking the first commercialized autonomous sanitation project in Singapore, according to CIC. See “—Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
ADAS and R&D Services
We provide ADAS at Levels 2 to 3, which offer partial to conditional automation capabilities. Leveraging our technology capabilities, our ADAS is capable of outperforming peers across highway, urban and parking use cases. Our technologies cover all-weather operating conditions, supported by a future-proof and scalable architecture, as well as system-level safety designs. These solutions are further optimized by our advanced full-stack deep learning algorithm and are backed by the QNX Safety operational system and multiple industrial certifications such as ISO/SAE 21434, ISO 26262, and ASPICE CL2, ensuring top-tier quality assurance, auto-grade design and function safety. In April 2025, we and QNX, a division of BlackBerry Limited, announced the two companies are working together to help accelerate the advancement and deployment of Software Defined Vehicles for automotive OEMs and suppliers around the world. Our work in developing and commercializing ADAS allows us to leverage our leading L4 technology as well as test it in the real world. Additionally, this affords us valuable data that helps us advance our L4 efforts.
We provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan. In our Bosch partnership, we provide leading ADAS technology and rich experience in product development, and Bosch is responsible for selling ADAS solutions to OEMs and contributes its strengths in supply chain management, quality control, rigorous industrial design, verification and validation capabilities. We believe our end-to-end mass-market ADAS solutions brings real value to OEMs today. We collect development fees in respect of the services we deliver as well as milestone-based royalties settled based on sales volume under this partnership.
In March 2024, just 18 months into development, Bosch and our Company successfully commenced mass production of a state-of-the-art ADAS. As part of the solution, the NEP high-speed navigation function was integrated into Chery’s EXEED Sterra ES model through an OTA update. In April 2024, the ADAS developed by Bosch and our Company was integrated into another Chery vehicle, the Sterra ET, an Ultra-Smart SUV.
In July 2024, we entered into another agreement with Bosch for subsequent collaboration, with the aim to continue to collaborate in the development and distribution of the next generation ADAS, with both highway and urban NOAs and/or urban NOA and parking functionalities. In November 2024, Chery’s EXEED unveiled the Falcon intelligent driving system, empowered by the comprehensive end-to-end solution developed jointly by Bosch and us. This solution enables the vehicles to navigate complex environments, ensuring a seamless driving experience without relying on HD maps.
Intelligent Data Services
We offer a set of services that are derived from our autonomous driving technology stack to process, annotate, analyze, and derive valuable insights from data. These services involve the process of labeling, tagging, or transcribing raw data into annotated data, which helps algorithms recognize patterns, understand context, and make accurate predictions. The high-quality annotated data has a direct impact on the accuracy and performance of AI models, enabling machines to understand and process unstructured data, thereby enhancing their overall capabilities and functionality.

Key Operating Data
The table below sets forth key metrics related to the overall operations of our autonomous driving vehicles.
	As of December 31,			As of June 30,
Metrics (Cumulative)	2022	2023	2024	2024	2025
Countries with testing and commercial activities	5	5	8	7	10
Countries with testing activities(1)	4	4	8	7	9
Robotaxi	2	2	4	3	4
Robobus	4	4	8	7	9
Robosweeper	1	1	3	3	4
Robovan	1	1	1	1	1
Countries with commercial activities(1)(2)	2	2	5	3	7
Robotaxi	2	2	3	2	4
Robobus	2	2	4	3	7
Robosweeper	1	1	3	1	3
Robovan	1	1	1	1	1
Countries where we hold autonomous driving permits(1)	2	4	4	4	5
Fleet size(3) of vehicles sold	156	178	269	191	341
Fleet size of self-operated vehicles	383	476	820	614	973
	For the Year Ended December 31,			For the Six Months Ended June 30,
Metrics (During Year or Period)	2022	2023	2024	2024	2025
Number of business customers	21	36	91	42	75
Number of new business customers	14	25	70	21	39

Notes:
(1)
Certain countries may have multiple vehicle types operating simultaneously, resulting in overlaps among vehicle-type categories; as a result, the aggregate total number of countries with testing activities and commercial activities is smaller than the combined figure by vehicle types.

(2)
For commercial activities overseas, we cooperate with our local operating partners in the jurisdictions who will be responsible for securing the requisite licenses and permits. As of the date of this document, we are not required to hold the licenses and permits related to commercial activities overseas ourselves.

(3)
“Fleet size” refers to the number of L4 and above vehicles, and is frequently used as an industry benchmark, according to CIC. It includes both (i) the accumulated sales volume and (ii) the current size for self-operated L4 and above vehicles.

COMMERCIALIZATION
Since launching of our L4 autonomous driving operations, we have expanded to more than 30 cities across 11 countries, demonstrating the strong adaptability of our technology to commercial demands. The following table illustrates the key commercialization milestones of our products and solutions:
Specialist Technology Products	Use Case	Launch	Start of Commercial Activities
L4 Autonomous Driving Vehicles and Related Services	Robotaxi	2017	2019
	Robobus	2020	2021
	Robosweeper	2022	2022
	Robovan	2021	2023
Specialist Technology Product	Launch of Pilot Project	Start of Revenue Generation
Other Technology Services	2019	2020
In 2022, 2023, and 2024, we offered services and products to 21, 36, and 91 business customers, respectively. In the six months ended June 30, 2024 and 2025, we offered services and products to 42 and 75 business customers, respectively. We sold an aggregate of 103, 22, 91 and 72 of autonomous driving vehicles in 2022, 2023, 2024 and the six months ended June 30, 2025, respectively. Our latest generation of robotaxis, GXR, have entered commercial production and public services in 2024 and we are actively scaling deployments in 2025.
OUR TECHNOLOGY
We have developed WeRide One, a universal technology platform that integrates our proprietary technology stacks including a closed-loop simulation engine, hybrid architectures, in-house infrastructure, high-quality datasets, sophisticated high-performance computing platform and unified operations platform. These capabilities allow us to consistently develop and deliver safe, reliable, and commercially viable autonomous vehicles that meet the demands of everyday use.
WeRide GENESIS
A key innovation within our technology stack is WeRide GENESIS, a proprietary, all-in-one, closed-loop simulation engine that underpins our L4 capabilities. WeRide GENESIS integrates data, algorithm development, and simulation into a unified R&D ecosystem. It enables high-fidelity, end-to-end virtual testing with realistic agent interactions, rapid city-scale environment generation, and multi-modal scenario creation using generative AI.
WeRide GENESIS supports full-sensor rendering, advanced 3D reconstruction, and sim-to-real adaptation, allowing for efficient validation of rare and complex driving scenarios. This system significantly accelerates model iteration, enhances generalization, and reduces reliance on physical testing, making it a critical enabler of safe, scalable, and globally deployable autonomous solutions. See “—Overview—Our Core Technology” for more details.
Broader Technology Stack
Hybrid Architecture
Leveraging our architectural expertise, we integrate a secure and trusted deterministic overlay, a “rule-based” model, with an end-to-end system that generates outputs through advanced machine learning for different stages throughout the decision-making process. This innovative hybrid framework retains the adaptability and performance of the end-to-end approach while ensuring the reliability, safety, and transparency characteristic of modular systems. By avoiding the binary choice between traditional modular and end-to-end models, we achieve a balanced, forward-looking architecture that sets a new benchmark for robust and dependable autonomous driving systems. This approach underscores our commitment to advancing safety and efficiency in equal measure while pushing the boundaries of innovation in autonomous technology.
Infrastructure and Core Capabilities
Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success andinnovation. We leverage our innovative technology infrastructure to overcome the shortcomings of end-to-end approaches associated with the immaturity of underlying algorithms and the lack of high-quality datasets. The innovative features of our technology infrastructure have enhanced the functionality of our hybrid end-to-end AI technologies and facilitated the curation of high-quality datasets for deep learning, which ultimately drive effective model validation and performance optimization. The following are a few selected examples:
•
We utilize techniques such as fuzzy logic, fault injection and noise injection to simulate real-world uncertainties and challenges, helping engineers enhance the safety and reliability of autonomous vehicles.

•
To enhance risk assessment and safety control, we developed a proprietary tool that not only verifies the correctness of algorithms but also assesses the robustness of the software in the autonomous driving system. This robustness evaluation includes performance metrics, stability, and the identification of any fundamental bugs across all existing WeRide platforms, including vehicles, computing units and operating systems.

•
To further boost efficiency and cost-effectiveness for training, we developed an innovative virtual GPU slicing method to optimize resource utilization by allowing multiple tasks to share GPU resources effectively. With virtual GPU slicing, we have achieved approximately 90% GPU utilization, while most LLM training can only hit around 50%, according to CIC.

•
We have developed a strong visualization tool that allows engineers to examine vast amounts of data, enabling them to extract relevant information efficiently. For instance, while an engineer only collects an hour’s worth of data, they might need to work through a much larger dataset to gain meaningful insights from the one-hour data collected. Our proprietary visualizer facilitates this by providing an intuitive interface for viewing and interacting with the data, allowing engineers to play back, simulate, or generate synthetic data with just one click. By leveraging such advanced visualization capabilities, engineers can better understand complex datasets and make informed decisions based on accurate analyses.

•
We utilize LLM, VLM, and natural language capabilities to enhance our data search capabilities. To further optimize data utilization, we have in-house developed a labelling platform designed to efficiently label the collected data.

•
We employ a data loop support system designed to efficiently manage demands, scheduling, data collection, and data utilization. This system processes demands associated with product and solution development, facilitating the collection of real-world data and the generation of synthetic data based on these demands, ensuring optimal collection and use of both types of data. Our data loop system is built on a diverse array of vehicle models, use cases, and L2 to L4 autonomous driving technologies, leading to a sophisticated system capable of supporting multiple vehicle types and addressing real business needs. For instance, as our L2/L2 + ADAS inherits architectural robustness from the L4 origin, it also contributes massive data generated by the everyday driving of millions of consumers. Sharing the same training data, our existing L4 system can be used to benchmark and validate the end-to-end ADAS system in the simulation environment, while the end-to-end ADAS system improves L4 operation when it comes to scene handling such as congestion and roundabout.

Data Assets
Data is the lifeblood of our development and training process. We are the only player globally with an extensive library of real-world data collected under L2 to L4 use cases from diverse vehicle types, according to CIC. We have generated data from over five years of operations and our partnerships. To date, we have accumulated approximately 55 million kilometers of driving data. This dataset is complemented by high-quality synthetic and simulated data generated internally, including through WeRide GENESIS, enabling efficient training and robust model performance. Our data strategy allows us to cover long-tail scenarios and corner cases for autonomous driving with precision. As we accumulate more operational miles and encounter more diverse cases, and with the assistance of synthetic data and simulated scenarios, our models improve continuously.
HPC 3.0 Platform
We launched HPC 3.0, a high-performance computing platform jointly developed with Lenovo and powered by NVIDIA’s latest DRIVE AGX Thor chips. Our HPC 3.0 platform, featuring a dual NVIDIA DRIVE AGX Thor configuration running the safety-certified DriveOS, is built on Lenovo’s AD1 L4 autonomous driving domain controller, which delivers up to 2,000 TOPS of AI compute—the most powerful platform available to support L4 autonomy. Debuting in our latest-generation robotaxi, the GXR, HPC 3.0 makes it the world’s first mass-produced L4 autonomous vehicle built on NVIDIA’s latest DRIVE AGX Thor chips. Fully automotive-grade, HPC 3.0 significantly enhances system integration by consolidating key modules such as Ethernet gateway, CAN gateway, inertial navigation, and collision detection. These upgrades reduce mass production costs to one-quarter of HPC 2.0, its predecessor, and cut the cost of the autonomous driving suite by 50%, paving the way for GXR’s large-scale commercial deployment. Over its lifecycle, HPC 3.0 achieves an 84% reduction in total cost of ownership (TCO) compared to its predecessor.
HPC 3.0 plays a key role in helping us expand our robotaxi fleet around the world. It is built to last and perform reliably under tough conditions. It meets top international standards for safety, quality, and durability, and is designed with backup systems to ensure smooth operation even in rare failure scenarios. With an expected lifespan of up to 10 years or 300,000 kilometers, it can handle extreme temperatures from freezing cold to intense heat, and has passed rigorous tests for heat resistance, shock, and corrosion. More importantly, it meets global environmental requirements, making it suitable for deployment across diverse regions such as the Middle East, Europe and Southeast Asia.
Operations Platform
All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience. Our unified operations platform delivers the following strategic benefits:
•
Faster commercialization across use cases and new environments.   Underpinned by WeRide One, our technology is adaptable across different vehicle types, which allows for quicker market entry and commercialization. Vehicles such as robobuses, robovans, and robosweepers, which face fewer regulatory hurdles, benefit from our scalable technology. This leads to economies of scale, operational efficiencies, and a strong brand reputation, facilitating rapid commercialization. Our universal technology platform also enables fast and stable deployment in new environments. When we enter new territories, there is no need for substantial engineering work other than quickly creating HD maps.

•
Wide-ranging products and services.   We stand out as the only pure-play company that offers a comprehensive range of AI mobility solutions, covering L4, L3, and L2 commercialization, specifically designed for cities and highways. While each use case addresses different challenges related to urban mobility, logistics, and sanitation, we can multitask with the same human-like skill. For instance, robotaxis and robobuses need to provide a high level of comfort even in heavy traffic, so hard braking or aggressive overtaking is avoided; robovans frequently interact with heavy-duty trucks and large trailers on city fast lanes, which requires careful maneuvers due to the blind spots of human drivers; robosweepers need to reduce the “noise” from water splashes during flushing and sweeping and constantly maintain an exact distance from the roadside. Thanks to a deep understanding of the environment and the intentions of road users, as well as self-optimizing interactive learning, we are able to provide reliable driving performance in all these situations.

•
Operational and supply chain synergies and efficiency across all use cases, with minimized research and development costs, time and risks.   With minor configuration adjustments, our universal technology platform supports a wide range of applications, minimizing our research and development costs, time, and risks. We adopt a modular design where a universal set of exchangeable components such as computing units, LiDARs, cameras, radars, and by-wire technology can be configured for different use cases. In particular, modular sensor suites configured for our robotaxi vehicles and mini robobuses share more than 90% of their components. Further, our various product lines share the same computing, networking, and power management units. As a result, the management of our supply chain and maintenance of all product lines are centralized, which allows us to benefit from operating and cost efficiencies as we scale up our operation. In addition, the licenses we have obtained as well as the government, customer, and supplier relationships we have developed in connection with one use case help us reduce the time and cost to market for other use cases.

•
Virtuous cycle of learning and data collection across all use cases.   As our platform-sharing autonomous vehicles operate mostly in similar road environments (i.e., open public roads), our algorithms can be trained with data collected from all use cases. This accelerates the rate at which data is collected and gives rise to a virtuous cycle where the more data we collect from our full suite of autonomous vehicles, the better our algorithms become. This, in turn, enables us to expand our operations in these use cases and generate more data, solidifying our technological leadership.

Software
Localization
Our advanced positioning technology combines multi-sensor fusion and 3D HD maps to provide precise real-time localization. This system ensures reliable positioning in diverse environments including tunnels, bridges, and urban areas surrounded by skyscrapers.
Perception
Our dual early fusion and late fusion perception framework integrates LiDAR and vision paths for redundancy and accuracy, ensuring 360-degree sensing coverage. Optimized deep learning models enhance accuracy and reduce latency, handling a wide range of scenarios, including long-tail situations.
Prediction
Our autonomous vehicles excel in prediction and the handling of complex scenarios such as lane changing and merging, vehicle cut-ins, and obstacle avoidance. We use a data-driven approach to estimate the intention and trajectory of road agents. Our model takes perception noise and partial observation into consideration. The prediction uncertainty is propagated to downstream modules as various motion constraints to achieve a dynamic equilibrium of safety and comfort. Our prediction infrastructure, powered by our in-house deep learning data center, multi-cloud platform, as well as our big data analytic capability with fast processing and large storage, is capable of rapidly retrieving interesting scenarios, automatically generating labels, and training and evaluating deep learning models. We fully leverage the breadth and depth of the road scenarios encountered by our autonomous vehicles to refine and improve our prediction capabilities at a speed that far outpaces that of any human driver.
Planning
Our planning system incorporates event processing technologies for efficient problem-solving and takes scenario risks and probabilistic actions into account. It also uses our proprietary algorithms, which are frequently iterated, with weekly updates and major functional releases on a monthly basis. Thanks to our strong decision algorithm, the search space of the planning algorithm can be reduced. As the decision algorithm progresses further, the computation for trajectory planning can be further simplified. We have also formulated advanced mathematical methodologies to incorporate all possible road agents generated by our prediction system, which is capable of performing multiple rounds of iterative optimizations. Based on the accuracy of our prediction module, our planning system can consistently generate reliable and adaptive responses to ensure safe on-road operation in complicated situations and even when faced with outlier conditions, actions, or events.
Control
According to CIC, our control system is industry-leading in terms of high vehicle control precision. Our control algorithms receive input from the motion planning module and perform precise autonomous vehicle control maneuvers with centimeter-level accuracy to execute a safe and efficient driving trajectory. Our control system has demonstrated stability at speeds of up to 120 km/h. Depending on the specific vehicle features and road conditions, vehicle-specific calibration of the control system is automatically completed using data uploaded to the cloud. Our on-cloud control platform also provides real-time operation supervision and intervention and supports fleet management.
Mariana—the WeRide Middleware
Mariana, our proprietary middleware, ensures consistent algorithm output and evolution. Built on the Linux kernel, it features a decentralized, distributed design, eliminating central node dependency. Mariana supports multi-machine platforms, improves safety redundancy, and includes a unified logging framework for comprehensive data management.

Hardware
Our algorithms are supported by innovative hardware design, including an integrated onboard computing unit and modular sensor suite.
Integrated Onboard Computing Unit
Our onboard computing unit features a heterogeneous architecture with specialized co-processing units for sensor data, ensuring main units focus on computing tasks. Encased in a liquid-cooled, fully sealed unit, it operates reliably across diverse weather conditions, with a redundant unit ready to activate if needed.
Modular Sensor-Suite
Our modular sensor suite includes GNSS, IMU, LiDARs, radars, cameras, and a custom sensor board. This suite, sharing over 90% of components across products, ensures precise sensing tailored to each vehicle type. Fast iterative design and commercial production standards ensure high reliability and performance. With our unified operations platform, we consistently push the boundaries of innovation, accelerating towards full commercialization.

WeRide Sensor Suite 3.0

Camera Module
Robotaxi LiDAR Camera Sensor Module
Robobus Front-Left Module
Robobus Back-Right Module
Robobus Front-Right Module

WeRide Sensor Suite 4.0

Integrated Antenna
LiDAR
Proprietary Camera
Solid State LiDAR
4D Millimeter Wave Radar

WeRide Sensor Suite 5.0

Integrated Antenna
Solid State LiDAR
High-Definition Camera

WeRide Sensor Suite 5.1

Roof Main Sensor Module
Front Blind Zone Sensor Module
Roof Rear Sensor Module
Rear Blind Zone Sensor Module
Side Blind Zone Sensor Module

WeRide Sensor Suite 5.6

LiDAR Array Module
Camera Module
Blind-spot Sensor Module

Early generations of our sensor suites use mechanically rotating LiDAR, cameras and other sensors which can be directly installed on the roof or the sides of the vehicle and therefore speed up the assembling and validation process.
We released WeRide Sensor Suite 3.0 in 2019 for robotaxis. Such sensor suite comprises long range LiDAR, blind spot LiDAR, peripheral mid range and long range cameras which can be used for different vehicle platforms. All these sensors can be synchronized with precision in sub-milliseconds. The long-range high definition LiDAR can detect small objects within 200 meters with centimeter level resolution. The all-round cameras provide a 360-degree field of view and seamless redundancy coverage detection for best possible safety.
We launched the industry’s first small-sized lightweight sensor suite, WeRide Sensor Suite 4.0, in 2021, according to CIC. The suite has a net weight of 15 kg and occupies less than 0.4 m2 of vehicle roof area.
We released WeRide Sensor Suite 5.0 in June 2022. Integrating powerful performance and cutting-edge design, WeRide Sensor Suite 5.0 can be fitted to different vehicle models with higher efficiency and at lower cost. It encompasses 12 cameras and seven solid-state LiDARs, which constitute six sensor sets. Compared with WeRide Sensor Suite 4.0, the height of the roof front sensor set is shortened by 66% and the overall weight is lightened by 17%. WeRide Sensor Suite 5.0 has been deployed on a large scale.
We launched our fully automotive-grade and commercial production-ready WeRide Sensor Suite 5.1 compatible with both ADAS and L4 applications in January 2023. This latest iteration is highly cost-efficient and continues to embody the full spectrum of our technological strength and delivers similar functions. WeRide Sensor Suite 5.1 integrates high-resolution semi-solid LiDAR, blind spot LiDAR and HD cameras. It adopts the same distributed design concept as all of our existing sensor suites, and goes a step further towards miniaturization, compactness and better integration.
GXR, a first-of-its-kind, next-generation robotaxi introduced in October 2024, unveiled our advanced WeRide Sensor Suite 5.6, which is designed with an aerodynamic, compact form and includes over 20 sensors, ensuring 360-degree blind-spot-free perception and 200-meter front detection, even in challenging conditions such as high-speed maneuvers and low-light environments.
Remote Assistance Platform
We have established a remote assistance center for L4 autonomous driving, which allows us to manage and monitor a large autonomous driving vehicle fleet remotely, and to intervene, if needed. Our remote assistance platform ensures reliable connectivity and sets the foundation for our multiple redundant communication mechanisms and seamless remote interaction. The built-in multiple-carrier network redundancy further reduces signal transmission delay to less than 100ms, allowing our autonomous driving vehicles to operate with low latency. We adopt a Remote Hint model that allows the control center to give “hints” and guide the decision-making of our autonomous vehicles when necessary to enhance operational safety.
As the regulatory framework governing autonomous driving continues to evolve around the world, regulations in certain jurisdictions require or are expected to require means to engage or disengage autonomous driving vehicle remotely. Our remote assistance platform therefore also represents a critical step towards achieving driverless L4 operations and commercialization.
Contingency Plan
Power Outage
In the event of a power loss in the main autonomous driving system, the redundant unit, or RU, will automatically take over, ensuring continued operation. The RU is equipped with an independent redundant power supply to maintain system functionality. In such a scenario, the vehicle will execute a safe pullover, maneuvering to the nearest safe location and awaiting further repairs. If the vehicle’s powertrain experiences a power failure, its behavior will be consistent with that of other electric vehicles, following standard electric vehicle safety protocols.

If the vehicle itself remains powered but there is a power outage in the electrical grid, connectivity to the cloud and remote assistance may be lost. The L4 autonomous systems generally require a remote assistance connection during normal operation, even though they do not use it continuously. In the absence of remote assistance connectivity, the system will transition into a degraded state and pull over to the nearest secure location for safety.
Cybersecurity Breach
Preventing security breaches is our top priority. The autonomous driving system incorporates multiple layers of cybersecurity measures, including:
•
Data encryption to safeguard data.

•
Multi-level security clearance to ensure only authorized access to critical systems.

•
Technical measures to regularly monitor and prevent unauthorized modifications, deletions, or insertions, to ensure data integrity during storage.

In the unlikely event of a security breach, remote assistance has the capability to take control of the vehicle or, if necessary, initiate an emergency stop to prevent any potential risks to passengers, pedestrians, and other road users.
These contingency measures ensure that our autonomous driving systems remain safe, reliable, and resilient, even in the face of unexpected disruptions.
Showcases of Our Technological Leadership
Navigating Urban Villages
Our technologies have been tested and commercially proven in urban villages in China, formerly rural areas that have been taken over by the country’s growing cities and where road conditions are extremely dense and complex.
Our robotaxi achieved safe and smooth cruising in the meandering downtown in Guangzhou in 2020, which can only be achieved with the backing of sophisticated autonomous driving algorithms. Without the need of any human intervention, our robotaxi successfully navigated the congested and unpredictable road environment in an urban village setting.
Operating on Highways
Operating on highways necessitates more stringent requirements for autonomous vehicles, as it compels the systems to detect and react to fast-moving objects with exceptional precision and minimal delay, given that the repercussions of errors are considerably more challenging to rectify. WeRide’s vehicles have been operating on the highways between Yas Island and Saadiyat Island in Abu Dhabi, with no regulatory discipline for autonomous driving system failure to date.
Enduring Extreme Weather
One of the most critical challenges in the development of autonomous driving vehicles and driver assistance systems is their relatively poor performance under adverse weather conditions such as snow and sandstorms.

In 2022, our autonomous driving fleet successfully completed their trials in Heihe, China, and Abu Dhabi, UAE, operating under an external temperature range of between -25°C to 45°C. Our autonomous vehicles have also started commercialization in Singapore, France, and Saudi Arabia as well as testing in Qatar.
Despite the significant amount of noises challenging our sensors during heavy snow and the strong reflection coming out of the icy road surface, our robotaxi and robobus were able to maintain accurate and safe operations in their road tests in Heihe. Our autonomous driving vehicles have also braved the sandy ambiance and extreme heat in Abu Dhabi where dust and high temperatures have the potential to cause electronic and mechanical components to malfunction. In addition, during Singapore’s heavy rain, our robobus operated smoothly and functioned well, demonstrating stable performance.
MARKETING AND BRANDING
Pricing
We price our products and services by taking into account a range of factors. Tailoring our pricing strategies to suit different customer profiles, use cases, and future growth objectives, we assess product functionalities, the scale and sophistication of hardware and software components, as well as the technologies employed. Factors such as procurement costs and the value generated for customers are also key considerations in our pricing decisions. Additionally, we factor in market dynamics and competitive positioning when setting our prices.
Marketing
We actively engage in data-driven and targeted online branding and marketing through a variety of channels to further enhance our brand recognition and acquire customers. We mainly utilize (i) our own website and platform, (ii) our official accounts on online social media platforms, such as LinkedIn, X, YouTube, Weixin, Weibo, RedNote, Douyin, (iii) newswire platforms, such as PR Newswire, GlobeNewswire, (iv) media distribution list to keep main stream media updated about WeRide’s technology and business progress, (v) advertising placements on online portal, such as general news portals, auto news portals, technology news portals, and (vi) search advertisements.
In addition to online marketing, we also engage in various forms of offline activities to augment our overall marketing and branding strategies, including exhibitions, new product launch parties, ESG events, etc. We place public advertisements at the airports in several major cities in China, in order to enhance our presence and user awareness in these markets.
As of June 30, 2025, our sales team consisted of 72 employees with extensive industry experience and in-depth expertise in our products and services. We have established sales offices in major cities in China and overseas, including Germany, UAE, Singapore and Japan.
OUR CUSTOMERS AND SUPPLIERS
Our Customers
We primarily supply our autonomous driving products and services to automobile manufacturers, Tier 1 suppliers and public transportation service operators. The revenue attributable to our five largest customers in each year/period during the Track Record Period was RMB415.7 million, RMB307.6 million, RMB169.3 million (US$23.6 million) and RMB96.4 million (US$13.5 million) for the years ended

December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, respectively, representing 78.8%, 76.6%, 46.8% and 48.4% of our total revenue for the corresponding year/period. The revenue attributable to our largest customer in each year/period during the Track Record Period was RMB155.9 million, RMB222.3 million, RMB88.2 million (US$12.3 million) and RMB33.1 million (US$4.6 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, respectively, representing 29.6%, 55.3%, 24.4% and 16.6% of our total revenue for the corresponding year/period.
The following tables set forth details of our five largest customers for each year/period during the Track Record Period.
Year Ended December 31, 2022
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
1	Customer A	155,933	29.6%	2022	ADAS research and development services	A company in China mainly engaged in automobile parts and system research, development and manufacturing, which is a subsidiary of a leading multinational engineering and technology company headquartered in Germany
2	Customer B	93,596	17.7%	2022	Operational and technical support services	A state-owned enterprise in China mainly engaged in public transportation services
3	Customer C	64,562	12.2%	2022	Robobus; Operational and technical support services	A state-owned enterprise in China mainly engaged in the sales of new energy vehicle and related technology research and service
4	Customer D(1)	57,047	10.8%	2021	Robobus; Operational and technical support services	A state-owned enterprise in China mainly engaged in public transportation services
5	Yutong Group(2)	44,530	8.4%	2020	Robobus; Operational and technical support services	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment
	Total	415,668	78.8%

Year Ended December 31, 2023
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
1	Customer A	222,292	55.3%	2022	ADAS research and development services	A company in China mainly engaged in automobile parts and system research, development and manufacturing, which is a subsidiary of a leading multinational engineering and technology company headquartered in Germany
2	Yutong Group(3)	29,098	7.2%	2020	Robobus; Operational and technical support services	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment
3	Customer E	23,832	5.9%	2021	Robobus; Operational and technical support services	A private company in the United Arab Emirates mainly engaged in AI powered geospatial solutions, digital transformation and business solutions service
4	Customer F(4)	19,408	4.8%	2019	Operational and technical support services	A company in China mainly engaged in automobile research and development and related technology consultation and service, which is a subsidiary of a Japanese multinational automobile manufacturer
5	Customer G	13,003	3.2%	2023	Robobus; Operational and technical support services	A state-owned enterprise in China mainly engaged in public transportation services
	Total	307,633	76.6%

Year Ended December 31, 2024
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
1	Customer A	88,220	24.4%	2022	ADAS research and development services	A company in China mainly engaged in automobile parts and system research, development and manufacturing, which is a subsidiary of a leading multinational engineering and technology company headquartered in Germany
2	Customer H	25,781	7.1%	2024	Intelligent data service	A subsidiary of a China’s leading technology and internet company
3	Customer I(1)	23,602	6.5%	2024	Operational and technical support services	A branch of a state-owned enterprise in China mainly engaged in public transportation services
4	Customer F(4)	17,893	5.0%	2019	Related sensor suites; operational and technical support services	A company in China mainly engaged in automobile research and development and related technology consultation and service, which is a subsidiary of a Japanese multinational automobile manufacturer
5	Customer J	13,837	3.8%	2024	Robotaxi	A subsidiary of a multinational marketplace company in the mobility and delivery sector
	Total	169,333	46.8%
Six Months Ended June 30, 2025
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/ Services Provided	Customer background
		(RMB in thousands)
1	Customer H	33,050	16.6%	2024	Intelligent data service	A subsidiary of a China’s leading technology and internet company
2	Customer J	25,784	12.9%	2024	Robotaxi	A subsidiary of a multinational marketplace company in the mobility and delivery sector

Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/ Services Provided	Customer background
		(RMB in thousands)
3	Customer K	14,477	7.3%	2024	Intelligent data service	The operator of a leading lifestyle platform in China that combines user-generated content with social commerce
4	Customer L	13,388	6.7%	2025	Robotaxi	A leading Chinese automotive manufacturer listed on the Stock Exchange, specializing in the development, production, and sales of passenger vehicles
5	Customer M	9,737	4.9%	2024	Robosweeper & robobus	A state-owned company in China mainly engaged in municipal management such as environmental sanitation and landscaping management
	Total	96,436	48.4%

Notes:
(1)
Customer D and Customer I are under common control of a state-owned public transportation group in China.

(2)
Our revenue from Yutong Group for the year ended December 31, 2022 represents receivable from companies within the same group, namely Zhengzhou Yutong Mining Equipment Co., Ltd. (鄭州宇通礦用裝備有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司), both of which are affiliates of Yutong.

(3)
Our revenue from Yutong Group for the year ended December 31, 2023 represents receivable from Yutong Bus Co., Ltd. (宇通客車股份有限公司).

(4)
Customer F is an affiliate of a Shareholder. Our revenue from Customer F for the years ended December 31, 2023 and 2024 includes revenue from a company within the same group.

To the best of our knowledge, during the Track Record Period and up to the Latest Practicable Date, our customers were Independent Third Parties, except for Yutong Group. As of the Latest Practicable Date, except for Yutong Group and Customer F, none of our Directors, their associates or any of our Shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers for each year/period during the Track Record Period. During the Track Record Period, we did not have any material disputes with our customers or encounter any major claims of defective services.
Key Terms of the Agreements with our Customers
Agreements that govern the purchase of our autonomous driving vehicles and related and optional L4 autonomous driving operational and technical support services with these customers typically provide for the following:
•
Payment term.   Payment is usually made on a periodic basis and/or based on certain project milestones and we will typically invoice for an initial payment of 30% after contract execution. If no operational or technical support service is being purchased, we normally charge a deposit after contract execution and receive the remaining purchase price after acceptance. Some of these agreements allow the customer to retain a portion of the purchase price as performance deposit or as security for warranty.

•
Service term.   We are typically contracted to provide L4 autonomous driving operational and technical support services for a period between three to eight years or until the end of the relevant project.

•
Delivery, inspection and acceptance.   The agreements set out the delivery schedule. Our customers are granted an inspection right and may accept or reject our delivery based on pre-agreed acceptance standards.

•
Post-sale services and warranty.   We generally offer a limited warranty to our customers and we provide standard post-sale repair and maintenance services.

•
Liquidated and other damages.   Liquidated and other damages are typically payable in the event of late delivery or failure in delivery as well as late payment of purchase price.

•
Liability for safety incidents.   Typically, both parties agree to assume responsibility in accordance with relevant laws and regulations.

•
Insurance.   The responsibility for purchasing insurance depends on discussions and negotiations with our customers on a case-by-case basis.

•
Termination.   The agreements are typically terminable in the event of breach or insolvency of a contracting party.

The agreement relating to our ADAS research and development services contains the following material terms:
•
Payment term.   Payment is made by installments and based on project milestones.

•
Intellectual property.   Generally, the resulting intellectual properties of the projects belong to our customer. Each party retains ownership of its pre-existing intellectual properties and may grant the other party licenses to use its pre-existing intellectual property rights with respect to the deliverables as reasonably necessary to fulfill their obligations under the agreement.

•
Delivery, testing and acceptance.   We are required to meet certain performance milestones and delivery schedules and pass certain tests before our deliverables are accepted.

•
Restrictions.   Our ability to develop and deliver competing products in the PRC market is restricted for an agreed period of time.

•
Insurance.   We are obligated to purchase and maintain certain insurances during the project.

•
Services and warranty.   We offer a limited warranty and we provide technical support and maintenance services.

•
Liquidated damages.   Liquidated damages are payable in the event that we fail to (i) meet project milestones on time, (ii) subscribe for required insurances, (iii) provide warrant services, or (iv) comply with the restrictive covenant.

•
Termination.   The agreement can be terminated by our customer if (i) we breach our representations, warranties or undertakings, (ii) a change of control with respect to us occurs that materially affects our customer’s interest, or (iii) we become insolvent, amongst others.

During the Track Record Period, we did not experience any returns or rejections from our customers upon delivery or penalties paid to customers for late delivery or failure in delivery. See also “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.”
Our Suppliers
Our suppliers consist primarily of automobile manufacturers, component suppliers and mapping and data services providers. The purchases attributable to our five largest suppliers for each year/period during the Track Record Period were RMB261.1 million, RMB210.1 million, RMB246.1 million (US$34.4 million) and RMB258.2 million (US$36.0 million) for 2022, 2023, 2024 and the six months ended June 30, 2025, respectively, representing 41.4%, 40.4%, 37.2% and 34.5% of our total purchase for the corresponding year/period. The purchases attributable to our largest supplier in each year/period during the Track Record Period were RMB168.9 million, RMB111.5 million, RMB90.1 million (US$12.6 million) and RMB92.8 million (US$13.0 million) for 2022, 2023, 2024 and the six months ended June 30, 2025, respectively, representing 26.8%, 21.4%, 13.6% and 12.4% of our total purchase for the corresponding year/period.

The following tables set forth details of our five largest suppliers for each year/period during the Track Record Period.
Year Ended December 31, 2022
Rank	Supplier	Purchase amount	Percentage of total purchase(1)	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
1	Yutong Group(2)	168,862	26.8%	2021	Vehicles	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment, with two subsidiaries listed on Shanghai Stock Exchange
2	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司)(3)	30,274	4.8%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
3	Supplier A(4)	22,700	3.6%	2019	Vehicles	A private company in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
4	Supplier B	20,011	3.2%	2019	Computing server	A company in China mainly engaged in research and development, manufacturing of HPC, AI servers and intelligent manufacturing products, and related service, which is a subsidiary of an advanced computing solutions designer and provider listed on Taiwan Stock Exchange

Rank	Supplier	Purchase amount	Percentage of total purchase(1)	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
5	Supplier C	19,228	3.0%	2019	Sensor suites parts	A Nasdaq-listed company in China mainly engaged in research, development and sales of LiDAR products
	Total	261,075	41.4%

Year Ended December 31, 2023
Rank	Supplier	Purchase amount	Percentage of total purchase(1)	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
1	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司)(3)	111,532	21.4%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
2	Supplier C	46,148	8.9%	2019	Sensor suites parts	A Nasdaq-listed company in China mainly engaged in research, development and sales of LiDAR products
3	Supplier A(4)	19,643	3.8%	2019	Vehicles	A private company in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
4	Yutong Group(5)	18,377	3.5%	2021	Vehicles	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment, with two subsidiaries listed on Shanghai Stock Exchange

Rank	Supplier	Purchase amount	Percentage of total purchase(1)	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
5	Supplier D	14,433	2.8%	2023	Vehicles	A company integrating bus product research and development, manufacturing and sales, which is a subsidiary of a leading bus manufacturer in China listed on Shanghai Stock Exchange
	Total	210,134	40.4%

Year Ended December 31, 2024
Rank	Supplier	Purchase amount	Percentage of total purchase	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
1	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司)	90,055	13.6%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
2	Yutong Group(6)	71,042	10.7%	2021	Vehicles	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment, with two subsidiaries listed on Shanghai Stock Exchange
3	Supplier A(4)	38,265	5.8%	2019	Vehicles	A state-owned enterprise in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts

Rank	Supplier	Purchase amount	Percentage of total purchase	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
4	Supplier E	24,208	3.7%	2021	IDC server and equipment	A private company headquartered in Guangzhou, mainly engaged in the digital new infrastructure service field
5	Supplier B	22,494	3.4%	2019	Computing server	A company in China mainly engaged in research and development, manufacturing of HPC, AI servers and intelligent manufacturing products, and related service, which is a subsidiary of an advanced computing solutions designer and provider listed on Taiwan Stock Exchange
	Total	246,064	37.2%

Six Months Ended June 30, 2025
Rank	Supplier	Purchase amount	Percentage of total purchase	Business relationship since	Products/ Services Purchased	Supplier background
		(RMB in thousands)
1	Supplier E	92,831	12.4%	2021	IDC server and equipment	A private company headquartered in Guangzhou, mainly engaged in the digital new infrastructure service field
2	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司)	32,379	4.3%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing

Rank	Supplier	Purchase amount	Percentage of total purchase	Business relationship since	Products/ Services Purchased	Supplier background
		(RMB in thousands)
3	Supplier F	44,863	6.0%	2024	Thor Autonomous driving controller	A subsidiary of a global technology company listed on the Stock Exchange, specializing in innovative PCs, smart devices, infrastructure solutions, and services
4	Supplier G	46,037	6.2%	2024	Vehicles	An enterprise in China mainly engaged in the sales of commercial vehicles
5	Supplier A	42,120	5.6%	2019	Vehicles	A state-owned enterprise in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
	Total	258,230	34.5%

Notes:
(1)
Our total purchase primarily consists of accruals/payments for materials, vehicles and outsourcing service fees.

(2)
Our purchase from Yutong Group for the year ended December 31, 2022 represents purchase from companies within the same group, namely Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司).

(3)
Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司) is a majority-controlled company of Mr. Ming Han (韓明), a sibling of Dr. Han, which is also beneficially owned by other shareholders that are unrelated to our Group or Dr. Han.

(4)
Supplier A is a substantial shareholder of a member of our Group.

(5)
Our purchase from Yutong Group for the year ended December 31, 2023 represents purchase from Yutong Bus Co., Ltd. (宇通客車股份有限公司).

(6)
Our purchase from Yutong Group for the year ended December 31, 2024 represents purchase from companies within the same group, namely Ourland Environmental Technical Ltd. (傲藍得環境科技有限公司), Zhengzhou Yutong Heavy Industry Co., Ltd.
(鄭州宇通重工有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司).

Suppliers of Key Components and Raw Materials
We engage third-party suppliers and our OEM partners for most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles, including semiconductor chips, radar, LiDAR, and cameras and other components and materials.
The agreements with our suppliers of key components typically contain the following material terms:
•
Term.   The term of supply agreements typically spans a period of 12 to 18 months.

•
Payment term.   We generally make an initial payment of a certain amount at the time of contract signing and enjoy a credit term of 30 to 60 days from our receipt of the products and invoices.

•
Product specifications.   The agreements typically detail the product name, specification, price, quantity, delivery timeline and other specifics.

•
Delivery.   The suppliers are responsible for delivery of products to our designated location.

•
Quality control and quality guarantee.   Suppliers shall ensure that the products provided are brand new, defect-free and in line with agreed specifications. We normally have the right to reject and return any products that fail to meet our requirements stipulated in the purchase order, at the expense of suppliers, or to request free product replacement or maintenance within the warranty period offered by our suppliers which is typically 12 months.

•
Transfer of risk.   The risk transfers to us upon our receipt of the products.

•
Confidentiality.   All confidential information provided by each party shall be used solely for the purposes of the agreements and shall not be disclosed to any third party without prior written consent.

•
Termination.   The agreements are typically terminable by mutual agreement, or as specified in the agreements.

During the Track Record Period, we did not experience material fluctuations in production costs and shortages in the supply of key components and raw materials from our major suppliers. However, some of the key components used to manufacture our autonomous driving vehicles were from limited sources of supply, we may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. See “Risk Factors—Risks Related to the Manufacturing of Our Products—Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.” Additionally, any substantial price increases or supply disruptions we may encounter in the future could adversely affect our research and development efforts and operational performance. See “Risk Factors—Risks Related to the Manufacturing of Our Products—We rely on a stable and sufficient supply of high-quality raw materials, equipment, and other necessary supplies. Any increases in prices or interruptions in supply could negatively impact our business, profitability and results of operations.”
To the best of our knowledge, during the Track Record Period and up to the Latest Practicable Date, our five largest suppliers for each year/period during the Track Record Period were Independent Third Parties, except for Yutong Group and Guangzhou Yuji. As of the Latest Practicable Date, except for Yutong Group and Guangzhou Yuji, none of our Directors, their associates or any of our Shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers for each year/period during the Track Record Period. During the Track Record Period, we have not experienced any significant fluctuation in prices set by our suppliers or material breach of contract on the part of our suppliers.
Overlapping of Customers and Suppliers
Customer/ Supplier	Period	Revenue amount	Percentage of total revenue	Nature of revenue	Purchase amount	Percentage of total purchase	Nature of purchase
		(RMB in thousands)			(RMB in thousands)
Supplier D	2022	—	—	N/A	—	—	N/A
	2023	5,660	1.4%	Operational and technical support services	14,433	2.8%	Vehicles
	2024	531	0.1%	Robobus	4,210	1.1%	Vehicles
	Six months ended June 30, 2025	—	—		10,847	1.5%	Vehicles

Customer/ Supplier	Period	Revenue amount	Percentage of total revenue	Nature of revenue	Purchase amount	Percentage of total purchase	Nature of purchase
		(RMB in thousands)			(RMB in thousands)
Supplier C	2022	2,000	0.4%	Robobus	19,228	3.0%	Sensor suites parts
	2023	—	—	N/A	46,148	8.9%	Sensor suites parts
	2024	—	—	N/A	20,718	3.1%	Sensor suites parts
	Six months ended June 30, 2025	—	—		5,690	0.8%	Sensor suites parts
Guangzhou Yuji Technology Co., Ltd. (廣州 禹跡科技有限 公司)	2022	603	0.1%	Operational and technical support services	30,274	4.8%	Data collection, labeling and compliance services
	2023	—	—	N/A	111,532	21.4%	Data collection, labeling and compliance services
	2024	528	0.1%	Operational and technical support services	90,055	13.6%	Data collection, labeling and compliance services
	Six months ended June 30, 2025	—	—		32,379	4.3%	Data collection, labeling and compliance services
Yutong Group(1)(2)	2022	44,530	8.4%	Robobus; Operational and technical support services	168,862	26.8%	Vehicles
	2023	29,098	7.2%	Robobus; Operational and technical support services	18,377	3.5%	Vehicles
	2024	13,816	3.8%	Operational and technical support services	71,042	10.7%	Vehicles
	Six months ended June 30, 2025	2,200	1.1%	Sales of other L4 vehicles and related services	13,366	1.8%	Vehicles

Notes:
(1)
Our revenue from Yutong Group represents receivables from companies within the same group, namely Zhengzhou Yutong Mining Equipment Co., Ltd. (鄭州宇通礦用裝備有限公司), Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司), Yutong Bus Co., Ltd. (宇通客車股份有限公司) and Ourland Environmental Technical Ltd. (傲藍得環境科技有限公司).

(2)
Our purchase from Yutong Group represents purchase from companies within the same group, namely Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司), Ourland Environmental Technical Ltd. (傲藍得環境科技有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司).

To the best knowledge of our Directors, during the Track Record Period, there were no other overlap between our major suppliers and our customers or between our major customers and our suppliers. We have established solid business relationships with our overlapping customers and suppliers. Our sales to and purchases from our overlapping customers and suppliers were not related to or inter-conditional upon each other.

Our Directors confirmed that all of our sales to and purchases from these overlapping customers and suppliers were entered into after due consideration taking into account the prevailing purchase and selling prices at the relevant times, conducted in the ordinary course of business under normal commercial terms and on arm’s length basis. As of the Latest Practicable Date, except for Yutong Group and Guangzhou Yuji, none of our Directors, their close associates or any shareholders who owned more than 5% of the issued share capital of our Company, had any interest in any of our overlapping customers and suppliers in each year/period during the Track Record Period.
Contract Manufacturing
We currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services.
The salient terms of our agreements with contract manufacturers are set forth as below:
•
Principal rights and obligations.   We provide technical specifications and autonomous driving systems to contract manufacturers who are responsible for manufacturing and assembling services our autonomous driving vehicles pursuant to our specifications.

•
Payment and delivery.   We are responsible for timely payment to contract manufacturers, who are responsible for delivery of products to the designated location specified in the agreements.

•
Quality assurance and quality guarantee.   Products are accepted in accordance with our specifications as well as the quality assurance manual provided by contract manufacturers. The contract manufacturers generally provide after-sales services and quality warranties and assume product liability for the vehicles (excluding the hardware or software provided by us if any).

•
Termination.   The agreements shall be terminated upon fulfillment of parties’ obligations or as specified in the agreements.

However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospects, financial condition and results of operations. See “Risk Factors—Risks Related to the Manufacturing of Our Products—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks,” and “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”
LOGISTICS AND INVENTORY MANAGEMENT
Logistics
We primarily rely on reputable third-party logistics providers to transport our hardware products from production facilities and warehouses to the destinations specified by our customers. To the best of our knowledge, such logistics service provider is an Independent Third Party.
Inventory Management
Our inventories primarily consist of production supplies and work in progress. Our inventories increased by 39.9% from RMB156.0 million as of December 31, 2022 to RMB218.2 million as of December 31, 2023, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robobus, robotaxi, and robosweepers. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million (US$28.6 million) as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as RMB50 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 41.6% from RMB204.7 million as of December 31, 2024 to RMB289.9 million (US$40.5 million) as of June 30, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan. See “Financial Information—Discussion of Selected Items from the Consolidated Statements of Financial Position—Current Assets and Liabilities—Inventories.” We regularly monitor our inventory levels to ensure they meet customer order requirements. We also proactively evaluate market changes and strategically store key components and raw materials in anticipation of potential supply shortages. Our supplier chain department routinely reviews inventory aging reports and takes necessary steps to minimize the risk of obsolescence.
QUALITY CONTROL
We are dedicated to upholding the utmost quality standards in our products and solutions. To this end, we have crafted and put into operation a quality management system. This system serves as the structure enabling the continuous enhancement of both our products and operational processes. Additionally, we have established a management review control process. Through this process, we conduct regular and systematic evaluations of our quality management system, ensuring that we can closely oversee its implementation.
Product Returns and Recalls
We have developed a comprehensive non-conforming product control procedure to identify and control non-conforming products. We adopted a collaborative and multi-departmental approach to deal with non-conforming products where our after-sales department, hardware development team and assembly team regularly follow up with after-sales service support through implementation of rectification measures and continued issue tracking, personnel training and process improvement. Throughout the product returns and recalls process, our customer service team is available to answer any questions, provide updates, and offer assistance to customers. We will strive to resolve all customer issues in a timely and satisfactory manner. We believe this approach will effectively prevent non-conforming products from being used or delivered. During the Track Record Period and up to the Latest Practicable Date, we had not experienced any material product returns or recalls.
Supply Chain Management
We have policies and procedures in place to guarantee the quality of key components and raw materials sourced from our suppliers. During the supplier selection and evaluation process, we carry out thorough due diligence and take into account multiple factors, including but not limited to their market reputations, professional credentials, industry experience, the availability of services or products, pricing, and delivery schedules. We require all of our suppliers to comply with our internal supply management policies. Our supply chain team is responsible for conducting a comprehensive inspection of product samples to ensure they meet our technical specifics and requirement. Additionally, we may conduct either regular or ad hoc on-site inspections of suppliers. We generally require suppliers to rectify any quality issues promptly upon being detected or notified. Besides, we have been maintaining an alternative list of competitive suppliers capable of providing comparable key components and raw materials, to mitigate risks associated with capacity constraints and other supply chain challenges such as intensified international trade tensions.
OUR ECOSYSTEM AND PARTNERSHIPS
We have established a robust ecosystem consisting of world-class partners that are crucial to our success. Many of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation to our product and service offerings. We believe our partnership network creates a significant and sustainable competitive advantage and allows us to stay ahead in terms of our technological competency and in our effort to commercialize autonomous driving technologies.
The OEMs and Tier 1 suppliers played an important role in the development and production of our autonomous driving vehicle and our partnership with them forge a vital layer of our ecosystem. These partnerships enable us to maintain strong control over supply chain and hardware design, while remaining asset-light and focusing on developing and upgrading our proprietary autonomous driving products and services.
We partner with OEMs, such as Nissan, Guangzhou Automobile Group, Geely Farizon New Energy Commercial Vehicle Group, Xiamen Golden Dragon Bus Co., Ltd, and JMC-Ford Motors, for the production of our L4 autonomous driving vehicles. Typically, under these partnerships, we purchase vehicles from OEM partners and then operate these specialized autonomous driving vehicles that integrate our autonomous driving software and hardware (including sensor suites) that meet our requirements, to provide mobility, logistics and other urban services on our own. We also sell these customized autonomous vehicles to our customers and provide related deployment and localization services, which optimize the vehicles for operation on specific roads and ensure they meet customer-specific technical metrics and autonomous functions. In addition, we also provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan. See “—Overview—Go-to-Market Strategy.” We enter into separate contracts with OEM partners and Tier-1 supplier partner on market terms for these transactions.
We also work closely with other ecosystem partners in developing our L4 autonomous technologies, products and services. Such ecosystem partners include Uber and AiDriver, and Baiyun Taxi Group, for robotaxi, Guangzhou Public Transport Group No. 3 Bus Co., Ltd., Beti and Flughafen Zurich AG, for robobus, ZTO, for robovan, Chye Thiam Maintenance for robosweeper, as well as NVIDIA, Johnson Electric and Lenovo Vehicle Computing for key components and hardwares.
AWARDS AND RECOGNITION
During the Track Record Period and up to the Latest Practicable Date, we have received numerous awards and recognitions for our technologies and innovations from government authorities and industrial organizations. The following table sets forth a summary of major awards and recognitions we received in the past years.
Awarding Year	Award/Recognition	Issuing Authority/Organization
2025	First Place Challenge Winner, Dubai World Congress for Self-Driving Transport	Dubai Roads and Transport Authority
2025	2025 Fortune Future 50 List (Worldwide)	Fortune
2025	Fortune Change the World	Fortune
2025	Fortune Tech 50 (China)	Fortune
2025	Hurun China 500 Most Valuable Companies	Hurun Report
2025	Top 50 Hurun China Artificial Intelligence Enterprises	Hurun Report
2024	2024 Fortune Future 50 List (Worldwide)	Fortune
2024	Asia New Economy Pioneers Award	Caixin Global
2024	Most Admired Companies in China	Fortune China
2024	Top 50 Most Innovative Companies	Forbes China
2024	2024 China Globalization Future Stars−Automotive and Automotive Technology List	Fortune
2024	China’s Top 50 Artificial Intelligence Technology Companies	Forbes
2024	Go-International Series Selection Top 30 in China	Forbes
2024	Hurun Global Unicorn Index 2024	Hurun Report
2023	Most Influential IoT Innovation List	Fortune
2023	2023 Change the World List	Fortune
2023	2023 China’s Best Design List	Fortune
2023	2023 Chinese Overseas Mainstays to Watch	Fortune China
2022	China’s Most Socially Impactful Startups	Fortune China

COMPETITION
We face competition, both in China and globally, from autonomous driving companies that offer autonomous driving technologies, products and services. We also potentially face competition from automotive OEMs global-wide and other global technology giants, particularly those who are building internal autonomous driving development programs.
Competition is based primarily on technology, ability to source capital, safety, efficiency and cost-effectiveness. See “Industry Overview—Overview of Global Robotaxi Market—Comparison of Global L4 Robotaxi Companies.” Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. While we believe that we are well-positioned to effectively compete on the basis of the factors listed above, some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. For additional information about the risks to our business related to competition, see “Risk Factors—Risks Related to Our General Operations—We operate and compete in highly competitive markets, facing challenges from both current and future competitors. If we fail to commercialize our technology on a large scale before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.”
We believe that our ability to compete effectively depends upon many factors within or beyond our control, including, among others:
•
the performance, reliability, ease of use, utility and price of our offerings compared to those of our competitors;

•
our highly differentiated approach to the offering of autonomous driving products and services;

•
our ability and progress on large-scale commercial deployment of autonomous driving vehicles;

•
our ability to provide superior and trusted user and customer experience;

•
our ability to further improve our leading and propriety autonomous driving technologies;

•
our ability to consistently enrich our offerings;

•
our ability to successfully expand our global footprints;

•
our ability to maintain and enlarge our alliances with key ecosystem partners;

•
our reputation and brand strength relative to our competitors;

•
our ability to fully comply with relevant laws, regulations, rules, policies and guidelines, as well as address disputes, proceedings, settlements, judgments, injunctions and consent decrees;

•
changes mandated by, or that we elect to make to address, evolving legislations and requirements by regulatory authorities;

•
our ability to attract, retain and motivate talented employees;

•
our ability to maintain and improve our safety mechanism;

•
our ability to raise additional capital; and

•
acquisitions or consolidation within our industry.

RESEARCH AND DEVELOPMENT
We believe our strong research and development capability is our principal competitive strength. We have invested a significant amount of time and resources in research and development to solidify and maintain our industry leadership in the market. We have built a world-class team that is focused on rigorous engineering.
Our R&D team
As of June 30, 2025, our global R&D team consisted of 797 engineers and 2,565 data processing staff, with 494 holding a master’s degree or higher and 56 PhDs from top universities. Our R&D team accounted for 93.7% of total employees as of the same date.

Our research and development expenses were RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$152.4 million), RMB517.2 million and RMB644.6 million (US$90.0 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively, representing 74.4%, 61.3%, 47.8%, 69.1% and 67.8% of our total operating expenses for the corresponding year/period. During the Track Record Period, our investment in research and development primarily aimed to strengthen our technologies in autonomous driving and AI infrastructure, and to improve our product and operational capabilities. We expect our research and development expenses to increase as we continue to focus on the testing and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities. Our research and development activities are conducted at multiple research and development centers, including but not limited to mainland China and Singapore.
The core members of our research and development team possess an average of over 20 years of engineering experience, including work in esteemed technology firms both domestically and internationally. Each member specializes in a distinct area, and their profiles are detailed in the table below:
Core R&D Team Member	Profile
Dr. Tony Xu Han	As our founder, chairman of our Board, executive Director and CEO, Dr. Han has shaped our business strategies and significantly contributed to our core technologies.
Dr. Han had contributed significantly to our Company in the following areas:

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Unwavering commitment to L4 technology development.   Since our inception, Dr. Han has consistently prioritized L4 technology as our strategic focus. Despite facing challenges such as differing views on the future of autonomous driving and some competitors downgrading their focus on L4, we have shown unwavering strategic commitment by continuously increasing our R&D investments in L4 technology. Under Dr. Han’s leadership, we are now the only autonomous driving company globally offering L4 autonomous driving solutions that cater to diverse urban lifestyle and travel needs.

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Proactive business planning and pioneering multiple vehicle products.   Dr. Han prioritizes urban scenarios with significant market potential and diverse applications. He spearheaded our R&D team, driving innovation in product development from the ground up to meet market demands in transportation, freight, and sanitation. This strategic focus has led to the successful launch of multiple pioneering L4 products.

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Focus on product deployment and commercialization.   Under Dr. Han’s leadership, we have achieved significant commercialization milestones. Notably, we launched China’s first robotaxi service in 2019 and introduced the UAE’s first robotaxi service in 2021, establishing the largest publicly operated fleet in the Middle East. Dr. Han has also been instrumental in advancing our ADAS. In 2022, we demonstrated our adaptability by collaborating with Bosch to advance ADAS, successfully implementing a mass production plan within just 18 months. These accomplishments underscore our strategic initiatives to lead in autonomous technology and expand commercial activities globally. Dr. Han’s vision has positioned us as the only pure-play company offering a comprehensive range of smart mobility solutions across L4, L3, and L2, tailored for urban and highway environments.

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Fostering strong partners and investors across value chain.   Dr. Han led our partnerships with key ecosystem participants to accelerate the commercialization of our technology. We have forged strong alliances with world-class vehicle manufacturers, Tier 1 suppliers, logistics and urban service providers and others.

Core R&D Team Member	Profile

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Establishment of the blueprint for the WeRide One platform.   Dr. Han guided us in developing our WeRide One, our universal technology platform. By adopting our WeRide One, our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency.

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Solid intellectual property protection.   Under Dr. Han’s leadership, we have built a strong patent portfolio to protect our proprietary technologies, covering all critical aspects of autonomous driving. See “—Our Technology” and “—Intellectual Property.”

Dr. Han has over 20 years of experience in electrical and computing engineering and autonomous driving. Prior to founding our Company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vision and machine learning. He worked as the chief scientist of the autonomous driving unit at Baidu Inc. (Nasdaq: BIDU and HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in 2008. See “Directors and Senior Management—Board of Directors—Executive Directors.”
Dr. Yan Li	As our co-founder, executive Director, and CTO, Dr. Yan Li plays a pivotal role in shaping our technological innovation.
Dr. Li had contributed significantly to our Company in the following areas:

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Hybrid architect and technology infrastructure.   Under Dr. Li’s leadership, our end-to-end AI technologies have showcased capabilities that set them apart from those of our competitors. Dr. Li led our R&D team in developing a foundational model for L4 technology that combines safety, reliability, and versatility. This model effectively integrates the reasoning capabilities of multimodal large models with the decision-making advantages of end-to-end models, creating an AI-driven autonomous driving solution that minimizes information loss and simulates human-like driving behavior. Dr. Li spearheaded the development of an in-house vehicle management system for real-time scheduling and visualization, creating a standardized deployment framework that meets global standards in technology specifications, operational norms, and data processing. This framework has enabled successful large-scale operations in various international markets, overcoming challenges such as extreme temperatures and regulatory changes, exemplified by the rapid deployment of vehicles in Abu Dhabi within a relatively short time of arrival. In terms of L2 technology, Dr. Li successfully led the team to develop and mass-produce comprehensive solutions for urban navigation on autopilot, or NOA, highway NOA, and parking functionalities within 18 months, while also advancing visual-based technologies to strengthen end-to-end applications, culminating in the successful deployment of the latest generation of end-to-end solutions without maps.

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Rollout of our products and solutions.   Dr. Li led the development of all vehicle types, namely, robotaxi, robobus, robovan, and robosweeper. Dr. Li also led the development of ADAS from the ground up and advanced our collaboration with Bosch. Remarkably, he completed the mass production plan in just 18 months, leading us to become the only entity to achieve

Core R&D Team Member	Profile

full-stack commercialization of L2-L4 autonomous driving technology. Additionally, Dr. Li led us in optimizing hardware solutions, significantly reducing costs for autonomous vehicles and facilitating product commercialization. Under his leadership, we have iterated through five generations of hardware configurations since our inception, significantly lowering production expenses. For our robobus, Dr. Li expanded partnerships with OEM suppliers, to collaborate on vehicle model selection, hardware design, and mass production delivery. This not only reduced the production costs and prices of our robobuses but also enriched our robobus product line, providing a comprehensive range of options for clients with varying budgets.

Dr. Li has over 20 years of experience in computer science, deep learning, and autonomous driving. Prior to co-founding our Company, Dr. Li served as the director of Engineering of UCAR Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.), where he was responsible for developing machine learning algorithms for user growth and ads. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University (清華大學) in 1997, master’s degree in computer science from Tsinghua University in 1999 and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009. See “Directors and Senior Management—Board of Directors—Executive Directors.”
Dr. Hua Zhong	As our senior vice president, Dr. Zhong has been a key contributor to our technological advancements since our inception. Dr. Zhong has over 20 years of experience in computer science and autonomous driving, with a focus on computer vision and machine learning. Before joining us, Dr. Zhong was a principal engineer at Ucar Inc. Prior to that, he worked at Google as well as Siemens. Dr. Zhong previously worked at Microsoft Research Asia, where he was mainly responsible for computer vision and machine learning research and development. Dr. Zhong received his bachelor’s degree in computer science from Tsinghua University (清華大學) in 2000, and Ph.D. in computer science from Carnegie Mellon University in the United States in 2008. See “Directors and Senior Management—Senior Management.”
Dr. Qingxiong Yang	As our vice president, Dr. Yang is at the forefront of our R&D efforts. Dr. Yang has over 20 years of experience in electrical and computer engineering and autonomous driving. Prior to joining our Group, our Company, Dr. Yang served as the chief executive officer of MoonX.AI from 2018 to 2021. Prior to that, Dr. Yang worked as senior director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an assistant professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016, where his research focused on computer vision and graphics. Dr. Yang received his bachelor’s degree in electrical engineering and information science from the University of Science and Technology of China in 2004, and Ph.D. in electrical and computer engineering from the University of Illinois at Urbana-Champaign in the United States in 2010. See “Directors and Senior Management—Senior Management.”
We offer competitive remuneration packages and welfare benefits to retain our key management and technical staff. We also invest in continuous education and training programs to enhance the skills of our key personnel. In cases where a key management and technical staff requests departure, we conduct conversation with them to gain insights into their reasons for leaving and to gather valuable feedback for our improvement initiatives. The salient terms of the agreements with key management and technical staff are set out below:
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Ownership of intellectual properties.   We hold the entire right, title and interest, including any intellectual property rights, to any inventions, improvements, and other work products created, conceived, developed or reduced to practice by the employees during their term of employment.

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No conflict.   Employees shall not engage in any other employment or other business activity related to the business in which we are now involved or become involved during their term of employment, nor shall they engage in any other activities that conflict with their obligations to us without our prior written consent.

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Non-competition.   We have the right to unilaterally initiate a non-competition period of two years following the termination of employment. During the term of employment and the non-competition period initiated by us, employees shall not engage in any competitive behavior specified in the agreements.

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Non-solicitation.   During the term and for a period of one year following the termination of employment, employees shall not solicit business from our customers or partners, hire or engage our employees, or otherwise interfere with our business relationships with vendors or suppliers.

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Confidentiality.   During the term of employment, except in the proper performance of their duties, and for all times thereafter, employees shall not, without our prior express written approval, disclose, furnish, reproduce, make available, or utilize any confidential information specified in the agreements.

To attract, incentivize and retain key personnel and employees of our Company and to promote the success of our business, we adopted the 2018 Share Plan and have granted, and may continue to grant, options and other types of awards under the 2018 Share Plan.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.
During the Track Record Period, there was no legal claim or proceeding that may have an influence on the research and development of our Specialist Technology Products.
Key Research Projects
We are actively advancing multiple major research and development projects aimed at significantly improving our technology stack to bolster our autonomous driving capabilities.
Infrastructure
We give top priority to enhancing our infrastructure which consistently supports the upgrade of our autonomous driving solutions, including data loop, simulation, analysis, model training, validation and deployment. Our R&D focus in this area involves enhancing the simulation platform to broaden scenario diversity and enhance realism, as well as improving the analytics platform for expedited data processing and model updates. Additionally, we plan to implement advanced security measures to protect sensitive data, and conduct routine assessments and updates to uphold system reliability and performance. To achieve this, we intend to focus on recruiting, training, and retaining skilled R&D and data processing personnel. Furthermore, we will invest in equipment and related services to enhance computing power, storage servers, and other necessary operation and maintenance equipment.
Our In-house Data Labeling and Processing Platforms
To create a virtuous cycle and enhance efficient decision-making for our intelligent driving technologies, we are focusing on advancing our in-house data labeling and processing platforms to optimize the performance of our LLMs, VLMs, and natural language capabilities, and further enhancing our data loop support system to streamline data management, scheduling, collection, and utilization. We also plan to develop and upgrade our comprehensive simulation training and validation platform by incorporating a broader range of scenarios to enhance algorithm validation and analysis consistency. In pursuit of these goals, we will continue to prioritize investments in data compliance, security management, and the training and tuning of our algorithm models.
WeRide Go
We are dedicated to enhancing the software and algorithms of WeRide Go, our online taxi platform. Our research and development focus will involve optimizing vehicle search locations, improving dispatch and scheduling algorithms, enhancing passenger safety verification, monitoring safety takeover features. To ensure a seamless robotaxi experience, we plan to establish our intelligent customer service center and remote support platform. We anticipate broadening our robotaxi operational services on WeRide Go and investing in vehicle co-production to gain more real-world operational experience and data, which will further contribute to our ongoing research and development efforts.
Outsourced Research and Development Arrangements
During the Track Record Period, we engaged certain renowned providers specializing in raw materials supply, including ADLINK Technology Inc., TZTEK Technology Co., Ltd. and Alinx Electronic Limited. All of these were Independent Third Parties and were primarily engaged in material conversion and reformation for our products and solutions. Our research and development expenses from these providers accounted for merely 0.2%, 0.1%, 0.3% and 0.4% of our total research and development expenses for the years ended December 31, 2022, 2023 and 2024, and the six months ended June 30, 2025, respectively.
The major terms of our standard outsourced agreements are set out below:
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Intellectual property.   Generally, the resulting intellectual properties of the projects belong to us, while each party retains ownership of its pre-existing intellectual properties. The engaged party would typically undertake that it would not infringe third parties’ intellectual properties for performance of its obligations under the agreements, and would indemnify us for any losses suffered due to third parties’ demand for compensations.

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Roles and responsibilities.   The engaged party is generally responsible for the research and development and manufacturing of the product. We are generally responsible for defining the product requirements, and under some agreements, for performing part of the research and development work or for providing in-kind support.

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Pricing and payment.   The pricing of the outsourced research and development services depends on the type of the specific research and development work. We generally pay by milestones as defined in the agreements.

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Termination.   The agreements may be terminated by either party if the other party materially breaches the agreement, or by other means as set forth in the agreements.

Research and Development Process
The following flow chart illustrates the R&D process of our L4 autonomous driving products and solutions:

The following chart illustrates the R&D process of our ADAS:
INTELLECTUAL PROPERTY
We have developed a number of proprietary systems and technologies, and we believe the protection of our proprietary technologies and intellectual property is critical to our business.
We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to fair trade practice, internal policies relating to confidentiality procedures, contractual provisions with our employees and business partners, intellectual property licenses and other contractual rights to protect our intellectual property and proprietary rights. Besides, we require our business partners to avoid infringement of intellectual property rights of other third parties.
As of the Latest Practicable Date, we had 594 issued patents and 489 patent applications in China, consisting of 403 invention patents, 99 utility patents and 92 design patents, and we had 14 issued patents and 20 pending patent overseas. Our issued patents and patent applications cover our algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology, with only one utility patent not related to our Specialist Technology Products. We intend to continue to file additional patent applications with respect to our Specialist Technology Products. The intellectual properties for each of our Specialist Technology Products are all self-developed by our R&D department. As of the Latest Practicable Date, with respect to our Specialist Technology Products, we self-owned all of our material patents and patent applications and had no co-own or co-share arrangements of our material patents and patent applications with third parties.
In addition, we held 54 copyrights, 269 trademarks and 5 domain names registered with relevant authorities in China as of the Latest Practicable Date. We renew our domain name registrations prior to their expiration. Under normal circumstances, domain name registrations take effect immediately after the payment of renewal fees. As of the Latest Practicable Date, all of our registered domain names remained in effect. If any of our domain name registrations cannot be renewed for any reason, we will be forced to find an alternative domain name, and the traffic to our websites may be negatively affected.
Regarding the tenure of our intellectual properties: (i) for patents, according to the Patent Law of the PRC, the validity period of an invention patent is 20 years from the filing date; and (ii) for copyright, according to the Copyright Law of the PRC, except for the rights of authorship, modification and the protection of the integrity of the work, which are not subject to time limitations, the publication right of a legal entity’s software copyright is protected for fifty years, ending on December 31 of the fiftieth year after the completion of the creation. The protection period for other copyrights is fifty years, ending on December 31 of the fiftieth year after the first publication.
Regarding the payment obligations in relation to our intellectual properties: (i) for issued invention patents, we are mainly required to pay the annual patent fee to competent authorities. We have kept track of the payment requirements for annual fees and made payment accordingly. As of June 30, 2025, all the due annual fees for the material issued patents are paid and the issued patents are valid according to our PRC Legal Advisor; and (ii) for pending patents, we are mainly required to pay the application fee, the substantive examination fee and the re-examination fee, depending on the examination progress, and we made the payment as required by the competent authorities as of the Latest Practicable Date. As the intellectual properties for each of our Specialist Technology Products are all self-developed, and have not been licensed or transferred from third parties, so there are no corresponding license or transfer fees that we are obligated to pay.
The term of an individual patent may vary based on the countries/regions in which it is granted. In China and most other countries and regions in which we file patent applications, the term of an issued patent for invention is generally 20 years from the filing date of the earliest non-provisional patent application on which the patent is based in the applicable country. The actual protection afforded by a patent varies on a claim-by-claim and country-by-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extension or adjustment, the availability of legal remedies in a particular country/region and the validity and enforceability of the patent.
Our patent portfolio covers all key aspects of autonomous driving, as illustrated in the table below, highlighting our strength to continuously innovate in all key technology areas to stay ahead of our competitors.
Module	Key Aspects	Number of Issued Patents(1)	Number of Pending Patents(1)
Localization and Imaging	Point clouds, antennas, yaw angle, etc.	35	42
Planning and Control	Trajectory prediction, lane decisions, path planning, speed planning, trajectory generation, vehicle control, etc.	45	41
Perception	Obstacles, traffic lights, lane line recognition, point cloud classification, semantic segmentation, model training, etc.	93	60
Hardware	Sensor suite, LiDAR, cameras, installation, calibration, cleaning, etc.	211	106
Product	Vehicle testing, remote assistance, network, etc.	42	44
Analysis	System evaluation, behavior analysis, etc.	14	32
Data	Machine learning, cloud platforms, stream processing, data labeling, etc.	104	21
Infrastructure	Large-scale simulation, scenario construction, interface visualization, etc.	50	143

Note:
(1)
As of the Latest Practicable Date

We have established a system for the management and protection of intellectual property to cover the material aspects of each of our major Specialist Technology Products as of the Latest Practicable Date. The table below sets forth the key intellectual property rights corresponding to the core technologies that are universally applied in multiple or all of our Specialist Technology Products:

No.	Patent Claim/ Core Technology	Patent (Status)	Functions/ Application Scenario
1.	A Method for Calculating Takeover Probability and Related Device	ZL2022103857622 (issued)	Providing a continuous, standardized safety metric used for assessing the safety of the autonomous driving, which can be utilized for both simulation result evaluation and safety monitoring of real vehicles
2.	Decentralized File Uploading Method and Device, Storage Medium, and Computer Apparatus	ZL2022116254163 (issued)	Providing an efficient, robust, distributed, and flexibly defined prioritized uploading method for efficiently collecting massive amounts of smart driving data
3.	Automatic Vehicle Offline Method, Device, Equipment, and Storage Medium	ZL2021110181200 (issued)	Mass production assistant for vehicle offline
4.	Remote Takeover Method, Device, Equipment, and Storage Medium for Autonomous Vehicles	ZL2019104110713 (issued)	Remote driving system
5.	Autonomous Driving Speed Planning Method and Related Equipment Relating to Drivers’ Blind Spots	ZL2021114790886 (issued)	Defensive driving strategy for blind spots
6.	Method, Device, Equipment, and Readable Storage Medium for Predicting Obstacle Avoidance Reversing Trajectory	ZL2021114937950 (issued)	Reversing trajectory prediction algorithm
7.	Vehicle Motion Planning Method, Device, Equipment, and Medium	ZL2021115842905 (issued)	Generating trajectories that are physically comfortable in the horizontal and vertical directions and that can be followed correctly by the vehicle
8.	Narrow Road Meeting Method, Device, Equipment, and Storage Medium	ZL202211194239 (issued)	Dealing with narrow road meeting scenarios for autonomous vehicles
9.	Method and Device for Locating Obstacles in Semantic Map, Computer Apparatus, and Storage Medium	US17412958 (issued)	Locating obstacles on a semantic map
10.	Point Cloud Map Construction Method and Device, Computer Apparatus, and Storage Medium	ZL2018116428972 (issued)	Map generating system
11.	Sensor-Based Pose Optimization Method, Device, Equipment, and Storage Medium	CN2021112700029 (issued)	Positioning of autonomous vehicles
12.	Initialization Positioning Method, Device, Vehicle, and Storage Medium	CN2021111663732 (issued)	Initialization of autonomous vehicles

No.	Patent Claim/ Core Technology	Patent (Status)	Functions/ Application Scenario
13.	Point Cloud Annotation Method, Device, Computer Equipment, and Storage Medium	CN2018115016975 (issued)	Point cloud annotation method
14.	Automatic Annotation Method, Device, Electronic Equipment, Medium, and Product for Time Sequence Data	CN2022101990056 (issued)	Automatic annotation
15.	Index-Based Data Retrieval Method, Device, Server, and Storage Medium	CN2020116451995 (issued)	Data retrieval
16.	Obstacle Recognition Method and Apparatus, Computer Device, and Storage Medium	US17601005 (issued)	lidetect
17.	Target Object Detection and Segmentation Method, Device, Equipment, and Storage Medium	CN2022105548322 (issued)	CamBEV
18.	Traffic Light Identification Method, Device, and Electronic Equipment	CN2022101618792 (issued)	Traffic light model-based decider
19.	Time Synchronization Method, Device, Terminal Equipment, and Storage Medium	ZL2019111100701 (issued)	Sensor calibration
20.	Remote Sensor Cleaning Method, System, and Storage Medium	ZL202111252051X (issued)	Sensor auto-cleaning
We confirm that all of the above listed patents are significant for carrying out the key functions of our Specialist Technology Products, and no other material patents are directly applied in our Specialist Technology Products.
Our industry consultant, CIC, confirms and our Directors are of the view that based on the information above, each of our products and solutions fall within an acceptable sector of a Specialist Technology Industry, including Electric and Autonomous Vehicles under Advanced Hardware and Software as defined under Chapter 18C of the Listing Rules.
While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We have in the past initiated, and may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights have been, and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. “Risk Factors—Risks Related to Our Intellectual Property Rights—We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to litigations brought by third parties.”
We also rely on proprietary information, such as trade secrets, know-how and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we cannot ensure that agreements are in place with each party who has had access to our confidential information. Even if such agreements exist, they could be violated or ineffective in preventing disclosure or misuse of our proprietary data, potentially lacking sufficient remedies for unauthorized use. See “Risk Factors—Risks Related to Our Intellectual Property Rights—In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.”
As confirmed by our Directors, during the Track Record Period and up to the Latest Practicable Date, we did not have any instances of infringement of third parties’ intellectual property rights.
For details of our material intellectual property rights, see “Statutory and General Information—B. Further Information about Our Business—2. Intellectual Property Rights” in Appendix IV to this document.
LICENSES, PERMITS AND APPROVALS
Industry Recognized Certifications
Our products and research and development procedures passed various industry recognized certifications and tests for safety and reliability. The table below sets out the main standards, certifications and requirements that we were compliant with as of the Latest Practicable Date:
Standards, certifications and requirements	Definition of the standards, certifications and requirements	Our compliance with the standards, certifications and requirements
ISO 9001:2015	An internationally accepted standard for quality management systems published by the ISO, encompassing the formulation of quality policies, objectives and processes such as quality planning, quality control, quality assurance and quality improvement.	We are ISO 9001:2015 certified, with our certificate valid until June 22, 2025. We operate in accordance with the quality system requirements and are committed to continual improvement.
ISO 26262:2018	An international standard for the functional safety of road vehicles, focusing on electrical and electronic systems. It aims to enhance safety by addressing potential hazards from system malfunctions. The standard uses the Automotive Safety Integrity Level (ASIL) for risk classification, divided into four levels: A, B, C and D, with ASIL D representing the highest level of stringency.	We obtained ISO 26262:2018 (ASIL-D) certification for our functional safety development process, with our certificate valid until April 28, 2028.
ISO 21434:2021	An international standard specifying engineering requirements for cybersecurity risk management regarding concept, product development, production, operation, maintenance and decommissioning of electrical and electronic systems in road vehicles, including their components and interfaces.	We are ISO 21434:2021 certified, with our certificate valid until April 1, 2026. We operate in accordance with the system requirements and strive for further enhancement.
ISO 27001:2022	An internationally accepted standard providing guidance for establishing, implementing, maintaining and continually improving an information security management.	We are ISO 27001:2022 certified, with our certificate valid until December 17, 2027. We operate in accordance with the system requirements and strive for further enhancement.

Standards, certifications and requirements	Definition of the standards, certifications and requirements	Our compliance with the standards, certifications and requirements
ASPICE	Automotive software process improvement and capability determination, an industry-standard guideline for evaluating software development processes.	Certain of our R&D project achieved Level 2 in an ASPICE assessment.
ISO 14001:2015	An internationally recognized standard for environmental management systems (EMS). It provides a framework for organizations to design and implement an EMS, encompassing various aspects, from resource usage and waste management to monitoring environmental performance and involving stakeholders in environmental commitments.	We are ISO 14001:2015 certified, with our certificate valid until June 22, 2025. We operate in accordance with the system requirements and strive for further enhancement.
Licenses Applicable to Our L4 Business
We classify our L4 business activities based on revenue generation: (i) R&D on L4 technologies (including road testing), which does not generate revenue, and (ii) commercial activities that generate revenue. Our classification is made regardless of the underlying licensing classification because we may generate revenue under different types of autonomous driving licenses, or even without obtaining an autonomous driving license, depending on the regulatory landscape and whether a collaborator is involved.
Regulatory permits applicable to our L4 business generally fall into two categories: (i) licenses for L4 vehicles testing/commercial activities, and (ii) general business licenses not specific to autonomous driving. Typically, the responsibility for obtaining the required licenses lies with the entity operating the L4 vehicles. Accordingly, we are not required to hold licenses for L4 vehicle fleets operated by third parties (including our operating partners). Whether such parties are duly licensed depends on the applicable laws and regulations in the respective jurisdictions, which are beyond our control.
Licenses for Overseas L4 Vehicles Testing
As of the date of this document, we are not required to obtain any regulatory approval for selling autonomous driving vehicles or providing autonomous driving related operational and technical support services for autonomous driving vehicles sold by us overseas. For commercial activities overseas, we cooperate with our local operating partners in the jurisdictions who will be responsible for securing the requisite licenses and permits. As of the date of this document, we are not required to hold licenses and permits related to commercial activities overseas ourselves.

The table below sets out a list of licenses that are material for our overseas testing.
No.	License name (License No.)	Vehicle type	Nature of the license	Scope/ requirement	Grant date	Licensee name	Expiry date	Jurisdiction
1	M1 (Vehicle No.: RD3228G)	Robobus	The first-level public road testing of autonomous vehicles	A closed-circuit test covers multiple dimensions, including basic autonomous driving functions, dynamic and static obstacle recognition and avoidance, and overall vehicle safety performance	December 06, 2023	WeRide (Singapore) Pte. Ltd.	/	Singapore
2	T1 (ID No: WR01)	Robobus	Prerequisite license for applying for the exemption for use on the public paths	T1 license focuses on public path testing, emphasizing technical reliability and precise response capabilities in complex environments. Test components include, among others, path keeping and turning, interaction with other path users	October 24, 2023	WeRide (Singapore) Pte. Ltd.	/	Singapore
3	Minimal Viable License (RL2023002)	Robosweeper and other types of autonomous vehicles	National-level license to conduct testing for all types of autonomous vehicles in the UAE	Completion of public testing and operations on certain roads in the UAE over a period of time	August 1, 2023	WeRide Middle East General Trading Ltd	August 1, 2024(1)	the UAE
4	Autonomous Vehicles Testing Program Test Vehicle Permits	Robotaxi	A test for autonomous vehicles on public roads under controlled conditions	Test vehicles are required to have safety features such as mechanisms for engaging/disengaging autonomous mode, certain data capture capability and meet the applicable federal motor vehicle safety standards	May 21, 2024	Weride Corp.	June 30, 2026	U.S.

Note:
(1)
The relevant authority has confirmed that we are permitted to keep conducting testing during the processing of our renewal application.

Licenses for L4 Vehicles Testing and Commercial Activities in China
As of the date of this document, as advised by our PRC Legal Advisor, we are not required to obtain any licenses or permits for the sale of autonomous driving vehicles or providing related operational and technical support services for such vehicles sold by us under the PRC laws and regulations. As of the Latest Practicable

Date, as advised by our PRC Legal Advisor, we had obtained all road testing-related permits required under applicable local regulations in all regions of PRC where we are currently conducting road testing activities, and there is no material legal impediment to renewing the expired or soon-to-expire licenses or permits in the PRC, provided that we continue to comply with all the related requirements under the applicable PRC laws.
According to the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation) (智能網聯汽車道路測試與示範應用管理規範
(試行 )) promulgated on July 27, 2021, or the Road Testing and Demonstrative Application Circular, which replaced the previous Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) (智能網聯汽車道路測試管理規範(試行)) promulgated on April 3, 2018, as well as various local regulations, entities conducting road testing shall obtain either a Road Testing Notice for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書) or submit a Self-Declaration of Safety for Road Testing (安全性自我聲明) confirmed by the competent authority. Collectively, we refer to these as the “road testing permits” (路測許可). Currently, at the national level in China, regulations primarily address road testing and demonstration applications (示範應用) of intelligent and connected vehicles, without specific provisions addressing the commercialization stage. However, some local governments have issued regulations that encompass commercialization or demonstration operations (示範運營), or road application pilots/commercial operations (道路應用試點/商業運營). The specific stages or names may vary across regions, but generally, they represent phases that go beyond road testing and demonstration applications, moving toward commercialization. For instance, Beijing has introduced the Administrative Measures for Beijing’s Pilot Zone for Intelligent and Connected Vehicle Policy (Trial) (北京市智能網聯汽車政策先行區管理辦法(試行)), which permits road testing, demonstration applications, and commercial pilot (商業化試點) in specific areas of Beijing.
Taking Beijing as an example, vehicle testing is mainly assessed from aspects such as accumulated testing mileage, the proportion of autonomous driving mileage, disengagement rate, accident rate, and traffic violations. Our test results typically far exceed the testing standards. Before commercial operation, our vehicles have accumulated mileage of generally over 150,000 kilometers, with a disengagement rate lower than 0.5 times per 10,000 kilometers and an accident rate lower than 0.5 times.
The table below sets out a list of all permits we have obtained for our commercial operations in the PRC as of the date of this document.
No.	Region	Vehicle Type	Licensee name	Notice (No.)	Scope of Permit	Grant Date	Validity Period
1	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0062)	Road testing, demonstration application, commercial pilot	2024.10.28	2024.10.28-2026.04.27
2	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0009)	Commercial operation(1)	2025.02.21	2025.02.21- 2026.06.22
3	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0026)	Commercial pilot	2025.03.28	2025.03.28-2026.09.27
4	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0031)	Commercial pilot	2025.03.28	2025.03.28- 2026.04.27

No.	Region	Vehicle Type	Licensee name	Notice (No.)	Scope of Permit	Grant Date	Validity Period
5	Beijing	Robobus	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0032)	Commercial pilot	2025.03.28	2025.03.28- 2026.04.10

Note:
(1)
The terms “commercial operation” and “commercial pilot” are specific designations used in the permits issued by Beijing authorities and the difference is understood to reflect a variation in terminology rather than in substantive regulatory requirements of testing nature or contents. According to the feedback from competent authorities in Beijing, in the road testing notices issued thereafter, the term “commercial operation” will be unified as “commercial pilot.”

The table below sets out a list of material permits by vehicle type that we have obtained for testing in the PRC as of the date of this document. We may generate revenue under the testing license; for example, we collaborated with ZTO to test logistics services using our own fleet of robovans and generated revenue from such testing in 2023 and 2024.
Robotaxi
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Wenyuan Guangzhou	Guangzhou Intelligent Connected Vehicle Road Testing Notice (廣州市智能網聯汽車道路測試通知書) (2024 No. 109)	Road testing(1), passenger carrying testing, remote testing	2024.12.13	2024.12.13-2025.12.12
2	Guangzhou	Wenyuan Guangzhou	Guangzhou Intelligent Connected Vehicle Road Testing Notice (2024 No. 107)	Road testing	2024.10.28	2024.10.28-2025.10.27
3	Guangzhou	Wenyuan Guangzhou, Wenyuan Yuexing, Guangzhou Jingqi, and Baiyun Taxi	Guangzhou Huangpu Intelligent Connected Vehicle Application Demonstration Operation Qualification Notice (廣州市黃埔區智能網聯汽車應用示範運營資格通知書) (2025 No. 1)	Demonstration operation(2)	2025.04.18	2025.04- 2028.04
4	Nanjing	Wenyuan Suxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 5)	Road testing	2024.11.12	2024.11.12- 2026.05.01

Robobus
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Wenyuan Guangzhou, Guangzhou Bus Group Co., Ltd. (廣州巴士集團有限公司), Guangzhou Nansha Bus Co., Ltd. (廣州巴士集團南沙巴士有限公司)	Guangzhou Intelligent Connected Vehicle Road Testing Notice (2024 No. 110)	Road testing, passenger carrying testing	2024.12.13	2024.12.13-2025.12.12
2	Guangzhou	Wenyuan Guangzhou, Guangzhou Bus Group Co., Ltd., Guangzhou Bus Group Nansha Bus Co., Ltd., Guangzhou Jingqi	Notice of Qualification for Intelligent Connected Vehicle Demonstration Application in Nansha District (南沙區智能網聯汽車示範應用資格通知書)	Demonstration Application	2025.01.27	2025.01.27-2026.10.01
3	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (智能網聯汽車道路測試通知書) (2024 No. 0053)	Demonstration application	2024.08.21	2024.08.21-2026.02.20
4	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0060)	Demonstration application	2024.10.11	2024.10.11-2026.04.10
5	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0063)	Road testing, demonstration application	2024.10.28	2024.10.28-2026.04.27
6	Dalian	Wenyuan Guangzhou, Dalian HaiChuang Asset Operation Management Co., Ltd. (大連海創資產運營管理有限公司)	Intelligent Connected Vehicle Demonstration Application Safety Self-Declaration (智能網聯汽車示範應用安全性自我聲明)	Demonstration application	2024.06.05	2024.06.05-2025.12.25
7	Songyang, Lishui	Wenyuan Wuxi, Songyang County Urban and Rural Public Transport Passenger Transport Co., Ltd. (松陽縣城鄉公共交通客運有限公司)	2024 Intelligent Connected Vehicle Demonstration Application Notice (2024智能網聯車輛示範應用通知書)	Demonstration application	2024.12.23	2024.12.23-2026.06.23

No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
8	Dongguan	Wenyuan Guangzhou	Intelligent Connected Vehicle Road Testing and Demonstration Application Safety Self-Declaration	Road testing	2024.09.25	2024.09.20-2025.10.31
9	Nanjing	Wenyuan Suxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 5)	Road testing	2024.11.12	2024.11.12- 2026.05.01
Robosweeper
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0007)	Road testing	2025.02.21	2025.02.21-2026.08.20
2	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0068)	Road testing	2024.12.11	2024.12.11-2026.06.10
3	Dalian	Wenyuan Guangzhou, Dalian HaiChuang Asset Operation Management Co., Ltd.	Intelligent Connected Vehicle Demonstration Application Safety Self-Declaration (智能網聯汽車示範應用安全性自我聲明)	Road testing	2024.11.01	2024.11.01-2026.04.30
4	Dongguan	Dongguan Wenyuan Zhixing Intelligent Technology Co., Ltd. (東莞文遠知行智慧科技有限公司)	Intelligent Connected Vehicle Road Testing Safety Self-Declaration	Road testing	2024.05.09	2024.06.01- 2025.11.30
Robovan
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Guangzhou Wenyuan, Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd. (廣州文遠知行智慧科技有限公司)	Nansha Unmanned Driving Equipment Road Test Access Qualification Notice (南沙區無人駕駛裝備道路測試准入資格通知書)	Road testing	2025.06.09	2025.06.03- 2026.12.02

No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
2	Changsha	Wenyuan Guangzhou	Functional Autonomous Vehicle Pilot Program Safety Self-Declaration (功能型無人車試點安全性自我聲明)	Road testing, demonstration application	2025.04.17	2025.04.17- 2026.04.17

Notes:
(1)
According to the Road Testing and Demonstrative Application Circular, entities applying for road testing should meet across eight aspects: the nature of the organization, scope of business, capability to compensate for accidents, testing and evaluation capabilities, remote monitoring capabilities, incident recording and analysis capabilities, cybersecurity assurance capabilities, and compliance with laws and regulations.

(2)
According to the Road Testing and Demonstrative Application Circular, entities applying for demonstration application should fulfill across nine aspects: the nature of the organization, scope of business, independent operational capabilities and responsibility allocation, capability to compensate for accidents, demonstration application plans, remote monitoring capabilities, incident recording and analysis capabilities, cybersecurity assurance capabilities, and compliance with laws and regulations.

Business Licenses
When we first commenced commercial operations of our robotaxi services in Guangzhou in 2019, there was no comprehensive regulatory framework in Guangzhou governing autonomous driving. As such, we collaborated with a third-party partner that possessed traditional taxi operating licenses, with autonomous driving systems retrofitted onto the vehicles. According to the currently effective Interim Measures for the Administration of Online Ride-Hailing Operations and Services (網絡預約出租車經營服務管理暫行辦法), online ride-hailing business refers to activities that rely on internet technology to establish service platforms, integrate supply and demand information, and use qualified vehicles and drivers to provide non-cruising, reservation-based taxi services. Given that: (1) robotaxi services differ from traditional online ride-hailing operations due to the unique characteristics of the autonomous driving industry, i.e., such services do not require human drivers and are provided exclusively through autonomous vehicles; (2) the regulations related to autonomous driving are still evolving and are generally pilot in nature, with no comprehensive regulatory framework clearly defining all licensing requirements for autonomous driving-related operations; and (3) the relevant authority believes that providing robotaxi services does not require an online ride-hailing license, we, as advised by our PRC legal advisor, believe that we are not engaged in online ride-hailing operation services as defined under the Interim Measures for the Administration of Online Ride-Hailing Operations and Services, and the Interim Measures for the Administration of Online Ride-Hailing Operations and Services do not explicitly require autonomous driving service providers, such as our Company, to obtain an Online Ride-Hailing Business Permit. While it is not strictly required for our business operation under the PRC laws, Guangzhou Jingqi, our subsidiary, proactively obtained an Online Ride-Hailing Business Permit on February 9, 2021 to mitigate potential regulatory risks associated with our operations.
During the Track Record Period and up to the Latest Practicable Date, as advised by our PRC Legal Advisor, except for the surveying and mapping certificate, which can be fulfilled through collaboration with licensed third parties, we had obtained all licenses, permits, approvals and certificates necessary to conduct our operations in all material respects from the PRC, and such licenses, permits, approvals and certificates remained in full effect. We have not been penalized, nor have we encountered any administrative orders or investigations, during the Track Record Period and up to the Latest Practicable Date. For related risks, see “Risk
Factors—Risks Related to Our General Operations—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”
EMPLOYEES
As of June 30, 2025, we had 3,588 full-time employees and approximately 130 temporary employees (interns) globally, among whom 3,431 employees were based in China, including in Guangzhou, Shanghai, Beijing and 157 employees outside China.

The following table sets forth the number of our employees as of June 30, 2025.
Function	Number of Employees	% of Total
Research and development engineers	797	22.2%
R&D data processing staff	2,564	71.5%
Sales and marketing	72	2.0%
Operations	64	1.8%
General management and administration	90	2.5%
Total	3,588	100.0%
Recruitment and Training
We mainly recruit our employees through on-campus job fairs, employee referrals, industry referrals and online channels including our corporate website and social networking platforms. We undertake a strict interview process for recruitment purposes. We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice. We have adopted a training protocol in mainland China, pursuant to which we provide pre-employment and ongoing management and technical training to our employees.
During the Track Record Period and up to the Latest Practicable Date, we did not experience any difficulties in the recruitment or retention of experienced staff or skilled personnel.
Remuneration and Benefits
Our success depends on our ability to attract, motivate, train and retain qualified employees. We offer our employees competitive compensation packages, performance-based cash bonuses and other incentives. Bonus payments are generally discretionary and based in part on employee performance and on the overall performance of our business. Our employees have set up a labor union in China according to the applicable PRC laws and regulations.
As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in mainland China from time to time. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, during the Track Record Period, we engaged third-party agents to make the contribution for our employees. We have fully paid social insurance premium and housing provident funds for these employees through third-party human resource agencies to the relevant local authorities.
In addition, during the Track Record Period, for some of our employees, we did not pay social insurance and housing provident funds in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. Employers who fail to promptly contribute social insurance premiums in full amount shall be ordered by the social insurance premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a penalty for late payment from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times of the amount in arrears. And if the employer fails to pay the housing fund within the prescribed time, it may be ordered to pay within a certain period of time, and if it still fails to pay, compulsory enforcement by the court can be applied. In light of the following: (i) based on the credit report issued by the relevant authorities, during the Track Record Period, we have not been subject to any administrative penalties or court enforcement actions in relation to social insurance or housing provident fund matters; (ii) according to the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on

Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Insurance Premiums (人力資源社會保障部辦公廳關於貫徹落實國務院常務會議精神切實做好穩定社保費徵收工作的緊急通知), all the local authorities responsible for the collection of social insurance are strictly forbidden from retroactively collecting historical unpaid social insurance contributions from enterprises; (iii) based on anonymous telephone consultations with the social insurance authorities in certain jurisdictions where the Group’s domestic subsidiaries operate, these authorities typically do not proactively conduct audits or require supplementary payments unless prompted by employee complaints; (iv) based on our confirmation, our Group did not receive any notices from the relevant authorities regarding objections or complaints raised by employees concerning the contribution of social insurance or housing provident funds; and (v) we committed that, in the event that the competent authorities require us to rectify any non-compliance, we will actively fulfill the relevant obligations, the PRC Legal Advisor is of the view that, provided there are no significant changes to current policies, regulations, and enforcement or supervisory practices, and in the absence of collective employee complaints or litigation or arbitrations, the risk of our Group being penalized or required to make up payments by the relevant competent authorities during the Track Record Period is remote. We estimate that the shortfall in social insurance and housing provident fund contributions was approximately nil, nil, RMB4.4 million and RMB5.2 million (US$0.7 million) for 2022, 2023, 2024 and the six months ended June 30, 2025, respectively. Accordingly, we made a provision of RMB4.4 million for the outstanding social insurance and housing provident fund contributions in 2024. In the event where we are ordered by the relevant government authorities to rectify and pay the outstanding social insurance and housing provident funds within a prescribed time, we will rectify and make up such shortfall within the prescribed time.
Besides, we have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. The Road Testing and Demonstrative Application Norm and several local regulations require that entities conducting road testing and demonstration applications shall execute employment contracts or labor service agreements with test drivers. As these regulations do not explicitly stipulate penalties, failing to sign such contracts per se would not give rise to any financial penalties to our Group but may affect the approval of corresponding road testing permits applications. Additionally, we do not expect failing to sign such contracts will have any material adverse impacts on our financial prospects. Since we apply for road testing permits based on actual projects in different cities, not all drivers are engaged simultaneously. As of June 30, 2025, we had 810 test drivers employed by third parties, and all drivers involved in our road testing applications have signed employment contracts or labor service agreements with us.
Diversity
We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. We foster inclusion and equality among employees from all backgrounds, regardless of age, gender, disability, and citizenship status, among others. As of June 30, 2025, approximately 42.7% of our employees are female.
Relationship with Our Employees
We believe that we have a good working relationship with our employees and provide an environment that encourages innovation and creativity. As a result, we have generally been successful in attracting and retaining qualified employees and have not experienced any significant labor disputes and labor strike up to the Latest Practicable Date.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
We are committed to corporate social responsibility and we aim to create a positive social, environmental and economic impact. We have implemented initiatives on Sustainability and Corporate Social Responsibility, or CSR, and Environmental, Social and Governance, or ESG, making social and environmental impact a core factor in many of our business decisions. We are committed to collaborating closely with industry stakeholders and domestic and international organizations to support broader industry-wide CSR and ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote the long-term sustainability of our society.

Governance
To effectively manage ESG issues, we plan to establish a three-tier ESG governance structure, comprising the Board, the ESG Committee, and the relevant executive departments, with their responsibilities include assessing and identifying ESG-related risks and opportunities, ensuring the effective implementation of ESG risk management and internal control systems, and establishing our ESG management approach, strategy, priorities and objectives.
Through our internal governance and the implementation of environmental and occupational health and safety measures, we strive to foster a healthy and safe working environment for all employees. During the Track Record Period and up to the Latest Practicable Date, we had no material workplace injuries and we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.
Our Board identifies, evaluates, and manages the impact of material ESG risks. Our Board regularly reviews the overall ESG performance of our company, conducting thorough assessments to ensure adherence to sustainable practices. In collaboration with management, our Board benchmarks our ESG performance against industry leaders and peers of similar size, fostering continuous improvement.
Our Board and management also closely monitor cross-division collaboration within our Company to ensure operations align with our ESG vision, strategies, and initiatives. To foster transparency and facilitate communication, we have developed channels to exchange ESG-related information across departments. Our Board receives regular updates on our Company’s ESG performance, vision, and strategies through various communication methods, including Board meetings and special reports. Additionally, the Board actively monitors the implementation of ESG plans and tracks tracking budgets, expenditures and progress on key ESG initiatives to ensure effective execution.
Social Responsibility
We are committed to building a more sustainable future and bringing positive changes to communities. WeRide’s autonomous driving technologies enable a more efficient transportation network with higher vehicle utilization and less congestion and alleviate any shortage of human drivers. More importantly, we believe our autonomous technology products and services deliver a safer transportation experience both for the passengers and the surrounding environment. It does so by significantly reducing the risk of accidents, particularly for those associated with human errors which contribute to 90% of traffic accidents, according to CIC. Autonomous driving vehicles also render transportation more accessible to certain individuals, particularly people with mobility difficulties. We maintained a track record of no regulatory discipline for autonomous driving system failure as of the Latest Practicable Date after five years of commercial operations on open roads. Our commitment to safety is unmatched and deeply embedded in our technological leadership.
Furthermore, our trusted vehicles delivered hope in times of need. As a recent testament to our commitment to CSR and the social benefits that our autonomous driving technologies are capable of bringing, we joined the fight against the spread of the coronavirus and rolled out our autonomous driving fleet to help quarantined communities. Various districts in Guangzhou were put under emergent lockdown in May 2021. Medical supplies and necessities were direly needed but delivery made through conventional manned-transportations was not possible due to risks of human—human infection. We urgently set up collection sites for materials to be delivered and dispatched our robotaxis and robobuses to fulfill the task. In the course of 20 days, our autonomous driving vehicles completed over 500 consignments and delivered more than 20,000 pieces of items, including over 100 tons of food, medicine, infant formula, study materials, etc., in the hands of quarantined households.
Our autonomous driving technologies help tackle the global shortage of certain job positions. For example, our robobuses can address the pressing shortage of bus drivers, a significant challenge for public transportation worldwide, as evidenced by a 7% unfilled position rate for bus and coach drivers in Europe in 2021. Equipped to operate safely and driverless for extended hours, robobuses will enhance public transit options for city dwellers facing an aging workforce in this sector. Similarly, street sanitation is labor-intensive and poses health and safety risks, as workers often face long hours in dangerous environments, including busy roadways. With a shortage of street sanitation workers becoming increasingly urgent, our robosweepers offer a solution by operating autonomously and safely in various conditions, reducing the burden on human labor and enhancing overall sanitation efficiency.
Beyond addressing these labor challenges, we believe our autonomous driving technologies offer opportunities for creating high-tech positions such as engineers, data scientists, AI specialists and testers, as well as experts in regulatory affairs. As autonomous vehicles become widespread in the future, emerging service models such as shared mobility and smart cities will generate new roles in urban planning and fleet management, fostering new industries and service sectors focused on improving accessibility, sustainability, and convenience in urban environments. Moreover, with approximately 43.2 million traffic accidents occurring per year globally and over 90% attributable to human error, our technologies help reduce accidents caused by distractions, fatigue, miscalculation or other human errors by reacting to various driving situations with high precision.
While the rise of autonomous driving technologies may reduce certain repetitive and hazardous jobs, it effectively addresses critical labor shortages, creates new job opportunities and offers a chance to enhance labor market efficiency and public safety, as well as transform urban living through smarter, more sustainable transportation solutions.
Employee Care and Occupational Development
We strictly abide by labor laws and regulations of all jurisdictions where we operate. To ensure adherence to workplace standards, we have implemented internal policies such as the employee manual and an anti-sexual harassment policy.
We are committed to an open recruitment process based on equal competition and merit-based selection, which ensures a reasonable and systematic employment mechanism in the utilization, training, and development of talent. In strict compliance with the principle of diversity, inclusiveness, and non-discrimination in recruitment, we provide employees with equal employment opportunities and conditions, while actively combating against employment discrimination. We have set the following polices to support these values:
•
We shall not refuse to employ women or raise the recruitment standards for women based on their gender.

•
We shall not discriminate against workers based on their ethnicity, race, or nationality.

•
We will provide proper care to ethnic minority workers in accordance with applicable laws.

•
We shall not discriminate against individuals with disabilities.

•
We shall not discriminate against citizens based on their religious beliefs or lack thereof.

•
We shall not provide workers with different treatments based on age or martial status.

•
We shall not refuse to employ individuals for carrying infectious diseases.

•
We shall not impose discriminatory restrictions on rural workers seeking employment in urban areas.

The table below sets forth the improvement of employment equality and diversity with our continuous efforts during the Track Record Period.
	As of December 31,			As of June 30,
	2022	2023	2024	2025
Female Employee Percentage	15.6%	16.3%	39.8%	42.7%
Number of Employee Nationalities	2	6	9	9
The table below sets forth the gender diversity within our Board as of the Latest Practicable Date.
	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity
Directors	1	5	0	0

We have established comprehensive career development pathways and training mechanisms for our employees, strictly implementing a variety of promotion and training management policies. Our career development platform and training system are designed to stimulate employees’ potential and offer proper career progression and promotion opportunities. As part of our monthly training sessions, we invite our CEO, tech leads, and heads of IT and human resources to speak, which helps effectively communicate our mission, vision, values, technology, business operations, and performance expectations. This also facilitates the smooth integration of new employees into their roles and daily work.
Environmental Protection
We are committed to decarbonization and the building of a greener and more sustainable future. One core benefit of our autonomous technology is the optimization of vehicle controls and maneuvers and in turn the improvement of energy efficiency. The L4 autonomous driving system is able to reduce energy consumption per 100 kilometers by over 15% due to automated lane-changing acceleration/deceleration and braking functions. During a four-month period of open road trial conducted in 2022, our robosweepers achieved a reduction of more than 20,000 kilograms in carbon dioxide emission as compared with conventional street cleaning vehicles. We are dedicated to further advancing our technology for better management of environmental footprint of passengers and freight transportation globally. We are also working with our partners, such as Hyundai, to promote sustainable mobility and the adoption of clean energy.
We adhere to all laws and regulations and are dedicated to continuous improvement, aiming to minimize the environmental impact of our operations while ensuring our environmental protection efforts remain legal and compliant. Furthermore, we intend to periodically evaluate the efficacy of our environmental initiatives and publish ESG reports to communicate our advancements and milestones to stakeholders. By executing our ESG policies and initiatives, we aim not only to substantially diminish our environmental impact and our dependence on natural resources but also to cultivate a favorable reputation for sustainable growth in our industry. Our ESG endeavors will also yield enduring economic advantages, such as decreased our operational expenses and improved our competitiveness.
The below table sets forth key indicators related to resource consumption of our headquarters in Guangzhou during the Track Record Period:
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023	2024	2025
Electricity consumption (kWh)	439,478	608,548	609,074	273,174
Electricity consumption per unit area (kWh/m2)	121.85	133.58	133.69	59.96
Water consumption (m3)	74	175	190	133
Water consumption per unit area (m3/m2)	0.02	0.04	0.04	0.03
Waste discharge (m3)	74	175	190	133
Waste discharge per unit area (m3/m2)	0.02	0.04	0.04	0.03
During the Track Record Period, our total electricity consumption, water consumption, and waste generation have increased, which aligns with our business development and the rising number of employees. The intensity of our electricity consumption, water consumption and waste generation, which represents the consumption of electricity and water, as well as the waste discharge per unit area, increased from 2022 to 2023 and remained stable from 2023 to 2024. We have set the following environment-related targets in light of the current state of business and environmental management to promote the green and low-carbon development of our Company:
•
Electricity consumption target:   We aim to reduce the electricity consumption intensity by 5% by 2027 compared to 2024.

•
Water consumption target:   We aim to reduce the water consumption intensity by 5% by 2027 compared to 2024.

•
Waste management target:   We aim to reduce the waste discharge intensity by 5% by 2027 compared to 2024.

To achieve our targets, we are adopting various strategies and measures to identify, assess, manage and mitigate environmental and climate-related risks, including but not limited to:
•
Optimize the model of accessories to adapt to multiple vehicle models and reduce the rate of defective parts.

•
Modernize structural parts, reduce the size of original materials, improve the utilization rate of materials, and lower the resource cost of raw materials.

•
Standardize the calibration process of the sensor suite to reduce calibration time for each vehicle to a minute level, minimize the long-term operation demand of high-performance hosts, and decrease energy consumption.

•
Minimize the time required to collect data during vehicle operation after sensor installation, reducing vehicle operation time by more than 2 hours and lowering energy consumption.

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Use the integrated bench efficiently to organize the wiring harness and sensor, reduce space utilization and debugging time, and utilize remote power to turn off devices when not in use to save energy.

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Encourage employees to adopt a paperless office and print on both sides in black and white if necessary.

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Use LED lights and turn off lights when there is sufficient daylight.

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Control air conditioner hours by setting a suitable temperature range (25°C—26°C).

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Promote low-carbon commuting by encouraging employees to use public transportation and providing electric Robobus shuttle service, new energy charging piles, and other solutions.

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Equip faucets with electric induction water outlet devices.

In particular, we have implemented various measures to reduce our carbon footprint in production and the workplace. Below are examples of our efforts for clean production and resource conversion:
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Use of electrical vehicles:   All of our autonomous driving vehicles are fully electric vehicles.

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Lightweight design:   We reduce energy consumption and associated carbon emissions during vehicle operation through lightweight design. In early 2022, we launched a new generation of sensor suites SS 4.0 featuring innovative compatibility design and highly integrated technical solutions. This marked the industry’s first small-scale and lightweight sensor suite combination, offering precise and stable autonomous driving perception for various passenger models. The high sensor integration has significantly reduced the system’s length, width, and height, making it just one-sixth the volume of the previous generation and occupying less than 0.4 square meters of roof space. At the same time, the weight has been reduced to 20% of the original, with a net weight of 13 kilograms, the lightest in the L4 level autonomous driving industry.

In late 2022, we introduced the SS 5.0 sensor suite, further advancing the technology. Compared to the SS 4.0, the SS 5.0 boasts a 66% reduction in height for the Roof Front Sensor Set, a 15% decrease in thickness, and an overall weight reduction of 17%. In 2024, we unveiled the SS 5.6, an upgraded sensor suite designed with enhanced aerodynamics and a more compact form. This suite provides 360-degree coverage and blind-spot-free perception, even in the most challenging environments. Our continuous efforts in upgrading sensor suites effectively lower power requirements during vehicle operation, contributing to energy saving through lightweight design.
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Optimized Efficiency in maintenance station:   We optimize the layout of maintenance station through an integrated design, enabling quick assembly of components. This improvement enhances the efficiency of material distribution from the packaging area to the production area, increasing assembly efficiency by over 60% and reducing logistics delivery time by more than 80%. In addition, our efforts to optimize production efficiency include process optimization, standardized training, as well as internal technical exchanges to enhance quality problem tracking, task management, repair personnel management, work hour management, and material management. These measures help streamline operations, reduce waste, and improve resource management, ultimately leading to significant savings in workshop water and electricity consumption.

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Green Office:   To support environmental sustainability, we prioritize leasing spaces with green certifications and established resource-saving measures. Our headquarters are located on Guangzhou Bio Island that features advanced all-buried water reclamation facility. Our office in Nanjing has been awarded a two-star green building certification.

Data Privacy and Security Governance
We are committed to protecting personal information and privacy. We are committed to maintaining users’ trust and adhering to the principles of information security protection. These principles include consistent rights and responsibilities, explicit purpose, informed consent, minimum necessity, security assurance, and transparency. We have established a comprehensive governance framework that clearly sets out data collection management specifications and requirements, clarifies data collection principles, and outlines business data collection process and methods (both direct and indirect). We also specify the purpose, use, and scope of data collection. Our data collection principles include:
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Legal compliance:   Data must not be obtained illegally. The purpose and scope of data collection must adhere to all relevant legal and regulatory requirements.

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Necessity:   Data collection should be purposeful, limited in scope, quantity, and frequency. Data irrelevant to the provision of services should not be collected.

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Continuous improvement:   Update governance frameworks in line with our latest technology and ensure compliance with new regulations for data supervision, such as the default non-collection principle and the accuracy range application principle. We regularly update our governance framework to reflect advancements in technology and comply with new data protection regulations, such as principles for privacy by default and data accuracy.

We have invested in developing a rigorous information security system and governance framework, with clearly defined roles and responsibilities for managing information security. Our Information Security Steering Committee leads our information security and compliance efforts, supported by the Information Security Supervisory Committee, which oversees security management, and the Information Security Planning Committee, which develops security strategies. We have also set up an Information Security Execution Committee that works closely with other departments to jointly establish and enforce procedures regarding the management of information security. We have appointed specialists to oversee cybersecurity, data security, and privacy issues.
Our commitment to information security and compliance is reinforced by certifications in relevant frameworks, including ISO/SAE 21434, ISO/IEC 27001, ISO 26262, ISO 9001, ASPICE CL2.
BUSINESS SUSTAINABILITY
Autonomous driving is poised to fundamentally change our way of life. It has been transforming, and is expected to continue to transform automotive, mobility services, freight transportation industries and various industrial and public service use cases, with continued evolution on the horizon. The market for autonomous driving products and services, particularly L4 autonomous driving offerings, is nascent and fast evolving. However, many players in the autonomous driving industry (especially those focusing on L4 and above autonomous driving products and services) are still in their respective early stages of development, and most of them have yet to recognize steady or even meaningful revenue. In contrast and as further elaborated below, we have already demonstrated strong performance and established a solid revenue stream, positioning ourselves as a leader in this evolving market in terms of innovativeness.
We are the second largest company globally for L4 and above autonomous driving on city roads in terms of revenue in 2024, representing 21.8% market share, according to CIC. Our autonomous driving technology ranks among the most advanced and commercially proven in the world, designed to cater to a broad spectrum of scenarios from urban environments to highway settings.
Our Group has been loss-making and recorded accumulated losses since our establishment in 2017. During the Track Record Period, we engaged in (i) the sales of autonomous driving vehicles, including robotaxi, robobus, robovan, and robosweeper, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services derived from our autonomous driving technology stack. All of these are Specialist Technology Products as defined under Chapter 18C of the Listing Rules.
For the years ended December 31, 2022, 2023 and 2024, our gross profit was RMB232.5 million, RMB183.5 million and RMB110.7 million (US$15.5 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues, was 44.1%, 45.7% and 30.7%, respectively. The decrease from 2023 to 2024 was primarily because of (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses, (ii) the sales strategy we adopted in 2024 involving certain pricing adjustments we made based on factors such as inventory positions and order volumes, (iii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch, and (iv) relatively low profit margin from our enlarged intelligent data services which commenced in 2024. For the six months ended June 30, 2024 and 2025, our gross profit was RMB54.8 million and RMB61.1 million (US$8.5 million), respectively, and our gross margin was 36.5% and 30.6%, respectively. The decrease from the six months ended June 30, 2024 to the same period in 2025 was primarily due to the decrease in service gross margin as (i) the customized R&D services for Bosch with higher margin had been completed in late 2024, and (ii) revenue from intelligent data service with relatively low margin increased in the first half of 2025. The foregoing decrease in service gross margin was partially offset by an increase in margin from product sales as we recorded a write-down of the carrying amounts of certain long-aging robosweepers for the six months ended June 30, 2024, while there was no such write-down recognized for the same period in 2025 as we did not notice a further decrease in the expected selling price as of June 30, 2025, compared with the expected selling price in late 2024. We may continue to engage in pricing adjustments based on our inventory positions and order volumes. However, our sustained growth and long-term success are driven by: (i) continuously deepening our collaboration with existing clients, (ii) establishing new partnerships to expand our business, particularly in overseas markets, and (iii) consistently providing additional technology services derived from our autonomous driving technology stack to our clients.
Our revenue for the years ended December 31, 2022, 2023 and 2024 was RMB527.5 million, RMB401.8 million and RMB361.1 million (US$50.4 million), respectively. The decreases in sales in 2023 and 2024 were mainly due to a challenging macroeconomic environment. Our revenue increased by 32.8% from RMB150.3 million for the six months ended June 30, 2024 to RMB199.6 million (US$27.9 million) for the six months ended June 30, 2025. The increase in revenue was primarily due to (i) an increase in the sales of robotaxis and robosweepers, (ii) an increase in revenue from intelligent data services which commenced in the second half of 2024 and (iii) an increase from autonomous driving related operational and technical support services, partially offset by (i) a decrease in the sales of robobuses, and (ii) a decrease in revenue from ADAS research and development services as the customized R&D services for Bosch had been completed in the third quarter of 2024. Based on our communication with our potential business partners we had an understanding that they prioritized their budgets in 2023 and 2024 for investment in other fields. As a result, our sales of vehicles, primarily robobuses, decreased and we recorded less revenue than anticipated in 2023 and 2024. Nonetheless, we do not anticipate our overall sales performance will be affected by these customers as we have successfully secured new partnerships. Rather than investing our efforts in resuming the purchase levels from these customers, we are currently primarily focusing our efforts on: (i) deepening collaboration with customers investing in the field of autonomous driving, (ii) forming new partnerships to grow our business, primarily in overseas markets, and (iii) continuing to offer other technology services derived from our autonomous driving technology stack. Our overall revenue grew by 60.8% in the second quarter of 2025 compared to the same period in 2024, with robotaxi emerging as the primary growth driver. Revenue from robotaxi operations accounted for 36.1% of our total revenue in the second quarter of 2025 and surged by 836.7% in the second quarter of 2025, compared to the same period in 2024, marking the highest-ever quarterly robotaxi revenue in our history. This reflects our robotaxi’s increasing strategic importance and underscores its accelerating commercial momentum and growing contribution to our overall performance. In addition, according to CIC, the global market size of L4 autonomous driving market in terms of revenue was US$1.0 billion in 2024, and is expected to reach US$1,464 billion by 2030, at a CAGR of 238% from 2024 to 2030, and further to US$8,097 billion by 2035, at a CAGR of 41% from 2030 to 2035, driven by stable demand of passenger vehicles, continuous policy support for L4 autonomous driving, and elevated customer expectations.
We have taken a number of remedial steps to address the decrease in our revenue and gross profit margin for 2023 and 2024: (i) we continue to strengthen our collaboration with existing clients. We anticipate that many of our existing clients will expand their operations, primarily in first-tier cities. We also continue to explore opportunities and have successfully penetrated more second-tier cities by expanding our collaborations with our existing clients; (ii) we rely on forming new partnerships to grow our business and sales pipeline, primarily in overseas markets; and (iii) along with offering vehicles and related services, we continue to offer other technology services derived from our autonomous driving technology stack to clients, generating recurring service fees in the years onward. We believe these strategies will be effective in improving our financial performance, as we are experiencing a strong growth momentum at the beginning of 2025. As of August 31, 2025, our total order backlog value, which also includes estimated value of contracts under current framework agreements based on historical orders, was approximately RMB660 million. Of this amount, approximately RMB260 million is expected to be delivered in 2025. However, there is no guarantee that we will be able to deliver in accordance with the orders or ultimately receive payments for the orders. See “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”
We have a healthy cash balance to support our business operations and future expansion. During the Track Record Period, we had funded our cash requirements primarily with capital contribution from shareholders and financing through the [REDACTED] Investments and our successful U.S. IPO. See “History, Development and Corporate Structure—Our Investors before the Nasdaq Listing” and “History, Development and Corporate Structure—Listing on Nasdaq and Concurrent Private Placements.”
As of December 31, 2022, 2023, 2024 and June 30, 2025, our cash and cash equivalents were RMB2,233.7 million, RMB1,661.2 million, RMB4,268.3 million (US$595.8 million) and RMB3,836.1 million (US$535.5 million), respectively. We believe our current cash will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. Therefore, we believe that we possess sufficient working capital, including sufficient cash and liquidity assets, after taking into account the financial resources available to us.
Other than financial metrics, we have also demonstrated high business growth through the following operational metrics:
Rapid Expansion
We are the youngest among our key competitors, however, we expanded to the most countries, achieved commercial deployment in the most countries, and offers the most comprehensive product portfolio. We are the first autonomous driving company worldwide with product operating and testing in more than 30 cities across 11 countries, according to CIC. Since our inception, we have developed the most coverage both in use cases and geographic coverage, as compared to our peers. As of the date of the document, we are the only autonomous driving technology company to achieve full-scenarios coverage and have testing or commercial activities in more than 30 cities and 11 countries, according to CIC.
Customer Base
As we continue to refine our offerings to adapt to market needs and enhance customer engagement, we have experienced significant growth in our customer base. In 2022, 2023 and 2024, we offered services and products to 21, 36 and 91 business customers, respectively. In the six months ended June 30, 2024 and 2025, we offered services and products to 42 and 75 business customers, respectively.
Global Expansion
Our proactive global presence, characterized by early market entry and wide geographical coverage, undoubtedly places us ahead of our peers. We are the first autonomous driving company in the world with products operating and testing in more than 30 cities across 11 countries and the only autonomous driving company in the world whose vehicles have obtained test permits in seven countries, namely, Belgium, China, the United States, the UAE, Singapore, France, and Saudi Arabia, according to CIC. Our leading presence in the international markets has positioned us well for future revenue growth. Our recent international expansion efforts include the following:

Robotaxi
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In August 2025, we and Grab, Southeast Asia’s leading superapp, announced a strategic partnership between us to accelerate the deployment and commercialization of L4 robotaxis in Southeast Asia.

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In July 2025, our robotaxi was granted Saudi Arabia’s first robotaxi autonomous driving permit, making us the world’s only technology company with products holding autonomous driving permits in six countries.

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In May 2025, we announced our expansion into Saudi Arabia, marking a significant step in our global growth strategy. As part of our market entry, we have launched testing or deployment of our robotaxis and other core autonomous driving products in cities such as Riyadh and AlUla, setting the stage for commercial rollout and wider operations across Saudi Arabia.

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In May 2025, we and Uber announced a significant expansion of our previously announced strategic partnership, adding 15 additional cities globally over the next five years, including in Europe.

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In April 2025, we announced that we would be integrating our self-driving robotaxis into Dubai’s public transportation system which was formalized via a memorandum of understanding signed in March 2025.

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In March 2025, we announced that we are on track to further expand our collaboration with Uber in Abu Dhabi, with the support of Abu Dhabi Integrated Transport Centre. We expect the number of robotaxis to reach 50 units in mid-2025 on the Uber platform, marking a key milestone in our fleet growth in the Middle East. The service is available in major areas, between Saadiyat Island, Yas Island, Al Maryah Island, the city’s financial hub and home to the Abu Dhabi Global Market, and Al Reem Island, and routes to and from Zayed International Airport.

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In February 2025, we announced that we had received approval to launch our latest generation robotaxi, the GXR, for fully unmanned paid ride-hailing services in Beijing. This marks our second robotaxi model to achieve fully driverless L4 commercial operations in Beijing and GXR’s first large-scale commercial deployment in China.

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In January 2025, we were selected as the technology provider for the first autonomous driving robotaxi project funded by the Canton of Zurich and the Swiss national railway Schweizerische Bundesbahnen and managed by the Swiss Transit Lab.

Robobus
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In September 2025, our robobus was granted Belgium’s first federal test permit for a Level 4 autonomous shuttle, making us the only technology company in the world with products holding autonomous driving permits in seven countries: Belgium, China, France, the UAE, Saudi Arabia, Singapore, and the U.S.

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In July 2025, we announced the launch of fully driverless L4 robobus operations at Resorts World Sentosa, Singapore, which marks the first autonomous vehicle in Southeast Asia to operate without a safety officer on board. Following extensive testing and safety assessments of its remote operations and on-road performance, we have secured approval from the Land Transport Authority of Singapore to offer fully autonomous rides to the public.

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In June 2025, we announced that we are partnering with Renault for the second consecutive year, to provide a L4 autonomous minibus shuttle service during the 2025 Grand Slam tournament on the iconic clay courts.

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In May 2025, we initiated testing and deployment of our robobus in several key areas across Saudi Arabia.

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In March 2025, we and Renault launched our first autonomous robobus trial in Spain. The service ran from March 10 to March 14, 2025, offering a free autonomous robobus trial service in the center of Barcelona to showcase the maturity and potential of automated transport technologies.

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In February 2025, we launched the first European fully-driverless L4 robobus commercial deployment in collaboration with Beti, Renault Group and Macif in France’s Drôme region. The open road route covered by the automated shuttles, serves the train station, the off-site long-term parking area, and the business park’s catering hub.
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In January 2025, we deployed our autonomous robobus shuttle service at Zurich Airport, marking a significant milestone as one of the first autonomous bus shuttle projects at a European airport.

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In December 2024, we inaugurated the commercial operation of the Tianhe BRT robobus shuttle line in Guangzhou. This line marks the first autonomous shuttle to navigate the BRT system in Guangzhou’s city center that operates at night in a tier-one Chinese city, offering an efficiently safe and convenient option for nighttime commuters.

Robovan
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In July 2025, after securing the district’s inaugural permit for our robovan W5, we became the first and only company authorized to road test autonomous logistics vehicles in Huangpu, Guangzhou. This marks our robovan W5’s second active road testing permit, following an earlier approval in Guangzhou’s Nansha District in April, demonstrating our steady progress towards the large-scale commercialization of autonomous delivery solutions.

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In February 2025, we announced that we had signed a memorandum of understanding, or MOU with SLA, pursuant to which we will collaborate with SLA to provide frontier solutions, including robovan W5.

Robosweeper
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In May 2025, our robosweepers S1 were deployed at King Fahad Medical City, Riyadh Second Health Cluster, Iin Riyadh, marking the first monetized autonomous sanitation project in Saudi Arabia and the Middle East.

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In February 2025, we signed an MOU with CTM in Singapore.

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Since the fourth quarter of 2024, we have commenced operation or secured agreements to run robosweeper fleets in multiple new locations across China, such as Shenzhen, Tianjin and Erdos, among other cities.

At the same time, our growing international presence exposes us to differing and evolving regulatory and legal requirements across our target markets. See “Risk Factors—Risk Related to Our General Operations—Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.”
DATA PRIVACY AND SECURITY
We collect, use, store, transmit and otherwise process various types of data. The localization, perception, prediction, planning and control modules on our autonomous driving vehicles collect and generate certain types of data, such as street view and architecture images, while in operation and during road tests. The types of data collected through our testing vehicles are solely for the purposes of and are limited to the scope necessary for enabling safe functioning, training and perfection of our autonomous driving system. These data are collected and processed in compliance with applicable laws and regulations in all material respects. As of the Latest Practicable Date, we have not engaged in any cross-border data transfers that would violate applicable laws and regulations. Notably, we have not transferred any personal information, critical data, or surveying and mapping geographic data outside of China. We collaborate with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors.
We are committed to protecting personal information and privacy. The operation of our robotaxi services through WeRide Go involves the collection and processing of contact information and other information of our passengers that is necessary for the delivery of our services, such as route planning, order placement and management, payment and invoicing, as well as certain basic personal information of our safety drivers. The privacy policy of WeRide Go outlines what personal information is being collected and how we collect and utilize personal data. It also describes our use practices and how privacy works on our platform. Specially, we provide users and passengers of WeRide Go with prior notice and obtain their consent before any of their personal information is collected or processed. In addition, we collect vehicle-related data through operating and testing vehicles, specifically including exterior and interior video, vehicle location data, command data, abnormal warning information, vehicle driving status, human driving behavior data, and basic vehicle attribute data, for the purposes of optimizing our WeRide Go services and vehicle testing.
We collect the aforementioned data in accordance with the principle of minimality and necessity, and retain it only for the shortest duration required to achieve the processing purpose. For in-vehicle information collection, we fulfill our legal obligation to inform users, passengers, and safety drivers about data collection through documents such as privacy policies. Before collecting any personal information, we obtain their explicit consent. In addition, they have the right to access, inquire about, and request copies of their personal information. To exercise these rights, they may contact us using the information provided in our privacy policy.
For off-vehicle information collection, after personal information of traffic participants outside the vehicles, such as license plate number or human face, is picked up by the sensor suite on our autonomous driving vehicles, it is automatically desensitized before leaving the vehicles and the original video clips which contain the relevant personal information will then be removed. We also implement a stringent data control system to ensure that only authorized personnel can view and retrieve these video clips and in a manner that meets security, privacy and compliance requirements. In emergency situations, such as remote driving scenarios where real-time access to off-vehicle video is necessary, anonymization may not be feasible. In such cases, video feeds are accessed solely for the purpose of safeguarding life, health, and property. More importantly, raw video footage is not retained after the emergency is resolved.
We employ HTTPS and certificate-based encryption for all data transmissions, including sensitive personal information. Data is encrypted end-to-end, ensuring that the transmission process remains secure, tamper-proof, and inaccessible to unauthorized parties.
All data collected or generated within China is stored in a domestic data center in Guangzhou, while data collected or generated in the United States is stored in a data center in California and processed locally. We have implemented robust data storage security measures, including encryption, access controls, and regular backups, tailored to different data categories to ensure their confidentiality and integrity. We do not engage in any cross-border transfer of personal information, important data or surveying and mapping geographic information data including from China to other jurisdictions in which we operate and vice versa.
We have also invested in developing a rigorous information security system and governance framework and implemented procedures defining roles and responsibilities for managing information security. Our information security and compliance efforts are headed by the Information Security Steering Committee and supported by our Information Security Supervisory Committee, which oversees the management of information security, and our Information Security Planning Committee, which devises information security strategies and planning. We have also set up an Information Security Execution Committee that works closely with other departments to jointly establish and enforce procedures regarding the management of information security. We have also designated specific personnel to be responsible for cybersecurity, data security and privacy.
We have established a comprehensive system to regulate our data processing activities. These procedures and policies guide the strategy of our information security and compliance initiatives, prescribe a hierarchical data classification and management system, clarify the management and compliance requirements applicable to the full data processing cycle and for cybersecurity and information system security, mandate trainings for related personnel and prescribe data security and compliance risk assessment and audit procedures. We have also set up an emergency response mechanism for information security incidents. All our personnel are required to strictly follow our internal rules, policies and protocols to safeguard the integrity of our data.
During the Track Record Period and up to the Latest Practicable Date, we had not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable laws and regulations. In addition, as confirmed by our PRC Legal Advisor and local legal advisors in our other major jurisdictions (i.e., the UAE, Singapore, and the United States), the current laws and regulations relating to privacy and personal data in these jurisdictions have not had a material adverse effect on our business or financial performance. As a result of our internal control and compliance efforts, our business operations are in compliance with current applicable data security laws and regulations in markets where we operate in all material aspects.
INSURANCE
We consider our insurance coverage to be adequate, as we have in place all insurance policies mandated by Chinese laws and regulations, and in line with common commercial practices in our industry.
Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance for our employees based in mainland China. We also purchase additional commercial insurance to increase insurance coverage of our employees.
Insurance products for autonomous vehicles are still in the stage of adaptation and exploration. As advised by our PRC Legal Advisor, we are responsible for compensation for personal injury and property damage caused by our product defects, but automobile manufacturers are the primary responsible parties for vehicle recalls under the PRC laws. We maintain compulsory traffic accident liability insurance, and supplemental commercial accident insurance for each of the test vehicles. We also maintain compulsory traffic accident liability insurance, supplemental commercial accident insurance and carrier liability insurance for each vehicle used for commercial activities in accordance with applicable regulations. We have also obtained insurance coverage for losses of and damages to our autonomous driving vehicles and their respective equipment. However, we do not maintain any product liability insurance, which is not mandatory under the relevant PRC laws and regulations, as advised by our PRC Legal Advisor. According to CIC, our insurance coverage is in line with the common commercial practices in the industry.
We also attempt to mitigate the risks of liabilities and claims by subjecting our autonomous driving vehicles to rigid testing and by including security features in product design. To enhance the safety level of our products and operations, we are also establishing a remote assistance center which allows us to manage and monitor our autonomous driving fleet in operation, and to intervene, where necessary.
Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, key-man insurance or insurance policies covering damages to our properties, facilities or technical infrastructure. Any uninsured occurrence of business disruption, natural disaster, liabilities, claims, or losses of or significant damages to our uninsured equipment, facilities or properties could have a material adverse effect on our results of operations. See “Risk Factors—Risks Related to Our General Operations—We have limited insurance coverage, which could expose us to significant costs and business disruption.”
PROPERTIES
Our headquarters are located in Guangzhou, China, with a total area of approximately 6,700 square meters, encompassing the need of corporate administration, research and development and production. As of June 30, 2025, we leased 43 properties with an aggregate gross floor area of approximately 59,047.35 square meters (expect one leased property where the leased square meter has not been clearly stipulated), which were primarily used for corporate administration, research and development and production. The gross floor area of each leased property ranges from approximately 109.7 square meters to approximately 4,542.1 square meters. The leases generally have a term ranging from six months to eight years. We will consider renewal of the leases upon their expiry.
We are subject to potential risks from property owners or other third parties which could disrupt our operations and lead to additional relocation expenses. As of June 30, 2025, 42 of our leased properties in mainland China had not been registered with the relevant PRC government authorities. As of June 30, 2025, we had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to 13 of our leased properties. Without valid real estate ownership certificates or proofs of authorization from the relevant lessor or property owner, we may not be entitled to use the leased property or may be affected by third parties’ claims or challenges against the relevant lease. See “Risk Factors—Risks Related to Our General Operations—Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.”
According to Chapter 5 of the Listing Rules and section 6(2) of the Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirements of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance, which require a valuation report with respect to all our interests in land or buildings, for the reason that, as of June 30, 2025, none of the properties leased or owned by us had a carrying amount of 15% or more of our consolidated total assets.
LEGAL PROCEEDINGS
We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of contractual disputes, competition, intellectual property matters, and employment-related matters. Regardless of the outcome, litigation or any other legal or administrative proceeding can have an adverse impact on us and can result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our General Operations—We may, from time to time, be subject to legal proceedings during the course of our business operations.”
During the Track Record Period and up to the Latest Practicable Date, we had not been and were not a party to any material legal, arbitral or administrative proceedings, and we were not aware of any legal, arbitral or administrative proceedings pending or threatened against us or any of our Directors that, individually or in the aggregate, could likely have a material and adverse effect on our business, results of operations or financial condition.
OUR BUSINESS IN THE U.S.
Attracted by California’s forward-looking and innovation friendly environment for autonomous driving, Dr. Han and Dr. Li founded WeRide and commenced our business in California. Our business in the U.S. includes research and development and road testing. The U.S. has not been, and will not be, a market for our products or services. As of the Latest Practicable Date, we consider our testing activities in the U.S. not material as the number of testing vehicles and the amount of testing mileage are both less than 2% of our testing activities as a whole. Our testing activities in the U.S. include 15 autonomous driving vehicles and are limited to the San Francisco Bay Area and Las Vegas as of the Latest Practicable Date. Our testing in the U.S. is strictly in compliance with the autonomous vehicle regulations of California and Nevada and are done under the supervision of the DMV of California and Nevada. All of our testing vehicles and test drivers are registered with the California or Nevada DMV. We have obtained permits issued by California DMV allowing us to test our autonomous driving vehicles on public roads in San Jose, California, without any human driver onboard. We obtained a permit in California in August 2024 that allows us to carry passengers in testing vehicles. We are not allowed to offer rides to the general public and cannot charge any fares under this permit. We have also obtained permit issued by the Nevada DMV for our testing vehicles there. We will timely renew those permits before they expire.
Certain Rules and Regulations Impacting Our Group and Operations
The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. Set forth below is an outline of the relevant regulations that may have an impact on us and/or our suppliers and customers. For risks relating to the tensions in international trade and rising potential tensions, see “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations.”
Final Rule on U.S. Outbound Investment
On October 28, 2024, the U.S. Department of the Treasury issued a final rule on U.S. outbound investment, or the Final Rule, which became effective on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. Persons for a wide range of investments in entities associated with China (including Hong Kong and Macao) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions,” and include acquisitions of equity interests that are not yet publicly traded, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China based issuers including us. Based on the opinion of our U.S. counsel for matters relating to the Final Rule, there is ambiguity with respect to how the U.S. Department of the Treasury may interpret the scope of the Final Rule and we cannot rule out the possibility that our development of autonomous driving systems could be considered a “covered activity” (as defined in the Final Rule) or that we may otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. If we are deemed a Covered Foreign Person under the Final Rule because of our interaction with and potential engagement in the aforementioned sensitive technological sectors, such as artificial intelligence, our U.S. counsel for matters relating to the Final Rule is of the opinion that there is a basis to support the view that [REDACTED] through this [REDACTED] should qualify for the “publicly traded securities” exemption to be outside the scope of “covered transactions” under the Final Rule, provided that such [REDACTED] would not afford the U.S. person rights beyond standard minority shareholder protections with respect to the Company because we are already publicly listed on Nasdaq and the securities to be issued in this [REDACTED] are of the same class as the shares underlying the ADSs already traded on Nasdaq. However, there is no assurance that the U.S. Department of the Treasury will take the same view as our U.S. counsel for matters relating to the Final Rule, and the U.S. Department of the Treasury has not provided guidance that would definitively confirm that the [REDACTED] can be exempted from the Final Rule under the “publicly traded securities” exemption. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” (each as defined under the Final Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Final Rule. Additionally, with respect to the notification requirement for [REDACTED] our ADSs and Class A Ordinary Shares, our U.S. counsel for matters relating to the Final Rule is of the view that:
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Trading of ADSs listed on Nasdaq: The U.S. Department of the Treasury has issued guidance that ADSs that already publicly traded on an exchange, and would not afford the U.S. person rights beyond standard minority shareholder protections with respect to the covered foreign person are within the “publicly traded securities” exemption. Accordingly, they would be outside the scope of “covered transactions” under the Final Rule.

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[REDACTED] of Class A Ordinary Shares [REDACTED] on the Stock Exchange: As the new shares to be issued in the [REDACTED] would be of the same type and class as shares already publicly traded, and are therefore essentially fungible with the publicly traded shares, there is a basis that the exemption for publicly traded securities should also apply to such newly issued shares. However, it should be noted that the U.S. Department of the Treasury has not confirmed this interpretation and could conceivably take a narrower view that excludes newly issued shares from the exemption, regardless of their fungibility.

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Conversion between Class A Ordinary Shares and ADSs: Conversions between Class A Ordinary Shares and ADSs would involve existing shares [REDACTED] on Nasdaq and the Stock Exchange. There is reasonable basis to support that such conversions do not involve a direct or indirect acquisition of an “equity interest” in our Company, and therefore does not constitute a “covered transaction.”

Our Directors, having considered the advice of our U.S. counsel for matters relating to the Final Rule, are of the view that neither the Final Rule or the outbound investment regulations is likely to have any material adverse impact on the Company’s business operations and financial performance, its shareholders, the [REDACTED] or the [REDACTED].

Whether [REDACTED] or [REDACTED] in this [REDACTED] decide to make such a notification, either voluntarily or because they hold a different view from ours, will be based on their own assessment of the implication of the Final Rule. Certain [REDACTED] have informed us of their intention to make notifications with the U.S. Department of the Treasury. See “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations” for more details regarding the risks relating to the Final Rule.
BIS Final Rule
The BIS has promulgated a final rule, or the BIS Final Rule, which went into effect on March 16, 2025, 60 days from the date of publication in the Federal Register on January 15, 2025. The BIS Final Rule prohibits connected vehicle system, or VCS, hardware importers from knowingly importing into the United States certain hardware for VCS and prohibits connected vehicle manufacturers from knowingly importing into the United States or selling within the United States completed connected vehicles that incorporate covered software, unless otherwise authorized. These prohibitions apply to transactions involving VCS hardware or software designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction of the PRC or Russia. In addition, connected vehicle manufacturers under PRC or Russian control are prohibited from selling completed connected vehicles with VCS hardware or covered software in the United States, regardless of the origin of that hardware or software. Our business in the United States is limited to research and development and road testing, and the United States has not been, and will not be, a market for our products or services. We do not believe our current road testing activities in the United States are prohibited or restricted by the BIS Final Rule in its current form. However, if our road testing activities become prohibited or restricted, due to the future amendments of the BIS Final Rule, other potential prohibition of autonomous driving companies from conducting testing in the United States, or otherwise, we expect to be able to discontinue road testing in the United States without materially affecting our overall testing capabilities, given the limited scope of our testing activities in the United States. See “—Our Business in the U.S.” The data collected from our road testing in the United States is not necessary for our research and development activities in the United States, which are not otherwise prohibited or restricted by the BIS Final Rule. As such, we do not expect the BIS Final Rule to have a material impact on our ability to continue our research and development in the United States. The BIS Final Rule could prohibit or restrict third parties from reselling or importing our products or products using our technology into the United States, but to our knowledge no such third party resale or importation occurs at present. However, it is possible that this prohibition or restriction on third-party activities could deter customers from purchasing our products or services in the future. See “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations” for more details regarding the risks relating to the BIS Final Rule.
Restrictions Impacting Our Suppliers
A supplier of our Company was recently impacted by U.S. export restrictions that prevent it from supplying certain integrated circuits to mainland China, which we do not believe will have a material impact to our operations for the following reasons as advised by our U.S. counsel: the relevant integrated circuits are not among the components that we purchase from this supplier, and thus this development did not impact our activities with or involving this supplier and did not create disruptions for our business. Secondly, we believe we are able to source comparable alternatives to the components we purchase from this supplier, even if we were to face restrictions to source such components from this supplier, as we have alternative suppliers from which we can purchase similar components at a comparable price. However, we cannot assure you that similar restrictions will not be imposed with regard to the components that we source from this supplier or other integrated circuits we are currently sourcing. See “Risk Factors—Risks Related to Our General Operations—We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.”

In addition, one of our suppliers was added to the list of Chinese Military Companies maintained by the Department of Defense, or DoD, although this will not impact our ability to transact with such supplier. The Chinese Military Companies list currently has no legal effect; however, effective June 30, 2027, section 805 of the National Defense Authorization Act for Fiscal Year 2024 (《2024財年國防授權法案》) will prohibit DoD from acquiring certain goods or services, including goods or services developed by a company identified on the Chinese Military Companies list or under its control. Outside of this DoD procurement restriction, the Chinese Military Companies list will not prohibit other transactions, including the provision of products from this supplier to us. Further, we do not supply the DoD and, accordingly, do not anticipate being affected when the procurement restriction takes effect in 2027. However, we cannot assure you that similar restrictions will not escalate in the future, resulting in our inability to source from such supplier or any other suppliers that are subject to similar restrictions. See “Risk Factors—Risks Related to Our General Operations—We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.”
In addition to the rules and regulations that are currently in effective, we have been closely monitoring policies in the United States, the EU and the European Economic Area. which are relevant to our plans to offer services in these markets, including tariffs, export controls and other international trade issues that may affect our business. For example, on February 21, 2025, U.S. President Donald J. Trump issued a memo titled the “America First Investment Policy,” or the America First Memo, outlining the ongoing review and consideration of potential new or expanded restrictions on U.S. outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national military-civil fusion strategy. See “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations” for additional risks relating to the America First Memo. In addition, trade tensions between the U.S. and EU, such as the recent countermeasures imposed on U.S. steel and aluminum exports by the EU, could have an impact on our business, in particular if they are expanded by the EU to cover China or alternatively if the EU adopts similar restrictions to the U.S. on VCS or our other technologies described above in order to secure decreases to, or avoid future escalation of U.S. tariffs on EU products.
CFIUS Relating Rules and Regulations
Under the Foreign Investment Risk Review Modernization Act, investments in companies that deal in critical technology are, in some instances, subject to filing requirements and, review and approval by the Committee on Foreign Investment in the United States, or CFIUS. The term critical technology includes, among others, technology subject to U.S. export controls and certain emerging and foundational technology. According to the regulations of CFIUS, CFIUS has jurisdiction to review the following types of transactions: (1) “covered control transactions,” which are transactions that could result in control of a U.S. business directly or indirectly by a foreign person (whether or not that control is actually exercised, including transfers of a U.S. business from one foreign person to another), (2) “covered investments,” which are certain non-controlling investments in U.S. businesses that afford a foreign person access to material nonpublic technical information, board membership or observer rights, or substantive decision making in a U.S. business involved in critical technologies, critical infrastructure, or sensitive personal data (a “TID U.S. business”), (3) changes in rights that give a foreign person control over a U.S. business, (4) transactions designed or structured to evade CFIUS jurisdiction, and (5) certain acquisitions, leases, and concessions involving real estate that is proximate to identified sensitive U.S. military and intelligence assets. See 31 C.F.R. §§ 800.213, 802.212.
However, according to the CFIUS rules, only certain covered control transactions and covered investments in a TID U.S. business would require mandatory filings to CFIUS. As a threshold matter, a mandatory filing is only required for certain investments in TID U.S. Businesses. See 31 C.F.R. §§ 800.401.
A “TID U.S. business” is U.S. business that is involved “critical technologies,” “critical infrastructure,” and/or “sensitive personal data.” Specifically, a “TID U.S. business is any U.S. business that:
a.
Produces, designs, tests, manufactures, fabricates, or develops one or more critical technologies;

b.
Performs the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure; or

c.
Maintains or collects, directly or indirectly, sensitive personal data of U.S. citizens.”

31 C.F.R. § 800.248. In pertinent part, “critical technologies” include “[i]tems included on the Commerce Control List (CCL) set forth in Supplement No. 1 to part 774 of the Export Administration Regulations (EAR) (15 CFR parts 730-774), and controlled—(1) Pursuant to multilateral regimes, including for reasons relating to national security, chemical and biological weapons proliferation, nuclear nonproliferation, or missile technology; or (2) For reasons relating to regional stability or surreptitious listening” and “[e]merging and foundational technologies controlled under section 1758 of the Export Control Reform Act of 2018 (50 U.S.C. 4817).” 31 C.F.R. § 800.215. Items subject to the EAR that are not identified on the Commerce Control List are classified “EAR99,” and generally do not require a destination-based license, except to the Crimea region of Ukraine, Cuba, North Korea, and Syria, subject to certain exceptions for food, medicine, and some software. Certain specified EAR99 items also require a destination-based for Russia or Belarus.
Based on the export control risk assessment by our U.S. export control counsel, all the items that we produce, design, test, manufacture, fabricate, or develop—including our proprietary software and certain proprietary hardware used on our autonomous vehicles—are classified EAR99, and the third-party hardware incorporated in our autonomous driving solutions are classified EAR99 (i.e., not described on the Commerce Control List) or subject only to anti-terrorism controls (i.e., not multilateral controls). Therefore, we do not produce, design, test, manufacture, fabricate, or develop any “critical technologies.” We are also not involved in any covered investment critical infrastructure described in column 2 of Appendix A to 31 C.F.R. Part 800. We also do not sell any of our products in the United States, and therefore do not collect or maintain any sensitive personal data of U.S. persons. Therefore, we would not qualify as a TID U.S. Business and, accordingly, no mandatory notification to CFIUS would be required in connection with the [REDACTED]. We maintain policies and procedures designed to ensure compliance with these regulations. However, such policies and procedures may not be sufficient, and our Directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible. See “Risk Factors—Risks Related to Our General Operations—We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations” for more details.
RISK MANAGEMENT AND INTERNAL CONTROL
We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management, including accounting manual, budget management policies, treasury management policies, expense management policies, and employee reimbursement policies. We have various procedures and IT systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. For example, we implement our budget plan through the IT system and continuously track various operating expenses for effective monitoring. Our system makes timely warning of the risk of cost overruns. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them during daily operations.

Information System Risk Management
Sufficient maintenance, security and protection of our data and other related information are critical to our business. We have detected the following risks and vulnerabilities in relation to our information security:
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Data transmission.   We use HTTPS and adopt certification requirements to enable encrypted transmission of data in the production environment. Our cloud service providers conduct regular security assessments and vulnerability scanning and provide regular security updates and patches.

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Data storage.   Our data are stored in data centers. We use encryption for data in storage media to protect against unauthorized access or processing in accordance with applicable laws and regulations. Offline files can only be accessed through a specific software and hardware system.

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Data access.   We implement a stringent data access control system to ensure that only authorized personnel can view and retrieve data from our data repositories and in a manner that meets security, privacy and compliance requirements. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict authorization and authentication procedures for data access.

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Backup and recovery.   Data is stored in multiple sites to provide for redundancy when disaster strikes. In the event of failure in any of our data centers, the back-up site helps to ensure minimal to no downtime so we are able to immediately adopt a plan for data recovery.

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Information security procedures and system.   We have a vulnerability management system that is able to report and rectify security breaches. Emergency response plans are in place to handle data breaches or other security incidents.

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Prevention of data leakage.   We have adopted data encryption, data leakage prevention and monitoring, and other common security measures for our office equipment, network and telecommunication devices. We have additionally enabled customized data leakage prevention software and security policies on computers of our R&D engineers to guard against unauthorized access or transmission of data.

To safeguard our data and prevent information leaks or losses, we utilize a variety of technology solutions to enhance information security and implemented various internal procedures and controls. We have operations team as well as a dedicated data security and compliance team, which is subdivided into an information security leading group, a management group, an execution group, and a supervision group, responsible for monitoring the operation of our information system in real time. They regularly perform data recovery tests and use cyber-attack simulations to improve our data protection capability. We manage data based on classification and grading through our Data Classification and Grading Management System. Furthermore, we have the Full-Process Data Processing Security and Compliance Management System in place which not only stipulates anti-leakage measures for each data processing link, including encrypted storage of data, encrypted transmission links, desensitization of sensitive information, and access control for permissions, but also clarifies that when data security defects, vulnerabilities, or leakage risks are identified, leaders should promptly organize relevant personnel and take remedial measures. In combination with the Information Security Incident Management System and incident response plans, we have constructed a comprehensive data security incident response mechanism to safeguard data security in all aspects. Moreover, we have entered into confidentiality agreements with employees in positions related to data processing. The confidentiality agreements stipulate, among other things, that these employees are obligated to not misuse confidential information during their employment, return all confidential materials in their possession upon resignation, and continue to fulfill their confidentiality obligations after leaving the company. We have also implemented a series of measures to ensure employee compliance with data protection measures. For example, we require employees to undergo training in data security and pass relevant assessments. During the Track Record Period, we did not experience any instances of data leakages or losses.
Human Resources Risk Management
We have in place an employee handbook and a code of conduct which have been distributed to all of our employees. The handbook contains internal rules and guidelines regarding anti-corruption, conflicts of interests, confidentiality and intellectual property protection, work ethics, and fraud prevention mechanisms. We provide employees with regular training as well as guidance on the requirements contained in the employee handbook.
We have in place an anti-bribery and corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our employees to report any bribery and corruption acts to the head of internal audit on an anonymous basis.
Regulatory Compliance Risk Management
We are subject to evolving regulatory requirements in the PRC, including requirements to obtain and renew certain licenses, permits, approvals and certificates for our business operations in different regions. In order to manage our ongoing compliance with the laws and regulations applicable to our business effectively, we have implemented several internal control measures. In particular, we designated personnel to regularly monitor changes in laws, regulations and policies issued by the relevant government authorities in the regions we operate to ensure we obtain requisite licenses to operate our business and maintain an up-to-date understanding with the applicable requirements. In addition, we monitor and review the status of our licenses and permits on a regular basis. We continually improve our internal policies according to changes in laws, regulations and industry standards, and update our internal protocols accordingly.
Internal Audit
We have established an Audit Committee, whose primary duties include, among others, reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, reviewing and approving all proposed related party transactions, overseeing the audit process, and performing other duties and responsibilities assigned by our Board. See “Directors and Senior Management” for more details regarding members of the Audit Committee. Our audit committee meets no less frequently than once every fiscal quarter, and meets separately on a periodic basis with our management team, personnel responsible for our internal audit function, and our independent directors, and reports to the Board, as necessary.

FINANCIAL INFORMATION
You should read the following discussion and analysis in conjunction with the historical financial information as of and for each of the years ended December 31, 2022, 2023 and 2024, and the six months ended June 30, 2025 and the notes thereto included in the Accountants’ Report set out in Appendix I to this document which have been prepared in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future periods. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results may differ from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth in “Forward-Looking Statements” and “Risk Factors.” In evaluating our business, you should carefully consider the information provided in “Risk Factors” in this document.
OVERVIEW
WeRide is a global pioneer in L4 autonomous driving. We have deployed autonomous driving products and solutions in over 30 cities across 11 countries, including China, the UAE, Saudi Arabia, Switzerland, France, Singapore and Japan. Our robotaxi services are among the first in the world to achieve scaled commercial operation in both China and the Middle East. In 2024, WeRide was ranked as the second largest company globally in revenue from L4 and above autonomous driving on city roads, capturing a 21.8% market share, according to CIC.
During the Track Record Period, we generated revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS research and development services, and intelligent data services. Our revenue was RMB527.5 million, RMB401.8 million, RMB361.1 million (US$50.4 million), RMB150.3 million and RMB199.6 million (US$27.9 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively. Our loss for the year was RMB1,298.5 million and RMB1,949.1 million and RMB2,516.8 million (US$351.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Our loss for the period was RMB881.7 million and RMB791.5 million (US$110.5 million) for the six months ended June 30, 2024 and 2025, respectively.
BASIS OF PREPARATION
Our historical financial information has been prepared in accordance with all applicable IFRS Accounting Standards issued by the IASB. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the historical financial information, are disclosed in Note 3 to the Accountants’ Report included in Appendix I to this document.
The preparation of the historical financial information in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our business, results of operations and financial condition have been, and are expected to continue to be, affected by a number of factors, some of which are outside of our control. These factors include, but are not limited to, the following:
Continued Commercialization of Our Autonomous Driving Products and Services
Our business model centers on the commitment to address real world problems. We focus on driving the adoption of our autonomous driving technology, products and services and we have delivered consistent growth underpinned by the leadership of our commercialization and maturity of our products. We are offering a wide range of services and products. In 2022, 2023 and 2024, we offered services and products to 21, 36 and

91 business customers, respectively. In the six months ended June 30, 2024 and 2025, we offered services and products to 42 and 75 business customers, respectively. We expect to scale up our operations, increase the range of our product and service offerings and expand our revenue sources in the future.
Our success will depend upon the progression of technological and commercialization milestones. See “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected,” and “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”
Continued Investment In Technology
Technology is at the core of our business. We believe our L4 autonomous driving technology is among the most advanced and validated in the world.
Our research and development team are critical to the success of our business. We have focused on attracting and retaining best-in-class talent to solve the greatest difficulties challenging the autonomous driving industry. We will continue to invest heavily in employee recruitment and retention to grow our strength in key technologies.
The autonomous driving industry is a promising market and technology is a key competing factor. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. As such, we expect to incur substantial and potentially increasing research and development expenses and to dedicate substantial resources to improving and refining our technology capabilities. We have not capitalized our expenditure on our research and development activities incurred for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, primarily because that we believe we are still facing uncertainties related to development and commercialization of our products and services, evolving regulatory frameworks and public reception of our innovative technology. As such, we still cannot demonstrate these activities would generate probable future economic benefits and our expenditure on these development activities incurred has not met the capitalization criteria yet. We expect these development activities would start to generate meaningful future economic benefit between 2026 and 2028.
Economies of Scale and Improvement of Cost and Operational Efficiencies
Operating at a large scale gives us significant advantages in terms of efficiencies and our financial performance will depend on our ability to achieve such efficiencies.
Our investment in our unified operations platform has helped us achieve a high level of commonality in software and hardware across our different products. We have the opportunity to benefit from lower per unit production cost if we operate at scale. Our future performance will depend on our ability to scale up our operation and increase the volume of our autonomous driving vehicles.
This operations platform also allows us to apply autonomous driving technology to new use cases quickly and with greater research and development efficiency. We also expect to maintain a competitive edge in operational efficiency as we continue to upgrade the unified operations platform. The operating experience and resources we acquire by launching one use case in a given geography allows us to expand the scope of our autonomous driving products and services in the same area with greater operational efficiency, and in turn the overall scale of our operations.
We expect to achieve economies of scale and improve our margin as we ramp up the deployment and operation of our autonomous driving vehicles and introduce more use cases. Emergence of competition may negatively impact pricing, margins and market share, but we believe our commercialization and technological leadership will allow us to maintain favorable margins and unit economics. Our future performance will depend on our ability to deliver on these margins and economies of scale.
We remain committed to lowering our operating and production costs across our product lines, although we expect the absolute amount of our costs and expenses to increase in the near future as we continue to expand our operations and invest in our technologies, products and services. We believe such investment has and will continue to strengthen our technological leadership and translate into higher efficiencies in the long run.
Market Acceptance and Adoption of Autonomous Driving Products and Services
The market for autonomous driving products and services, particularly L4 autonomous driving products and services, is nascent and fast evolving.
Our business model is primarily supported by a large and expanding addressable market that we believe is increasingly benefiting from the introduction of autonomous driving technologies. Our autonomous driving vehicles are expected to present compelling unit economics as compared with traditional vehicles, particularly because the adoption of self-driving technologies will reduce labor costs associated with human drivers and extend the operating hours of each vehicle. Our autonomous driving technology will also help alleviate any shortage of human drivers. As a result, we have been able to identify participants across different segments of the transportation industry who have expressed support for our product and service offerings as viable solutions to the challenges they face.
Although we have managed to generate demand and have received market acceptance for our products and services to a certain degree, the long-term success of our business model hinges on the broadscale adoption and support of L4 autonomous driving technology. In addition, the pace of regulatory development and the time needed to obtain governmental approvals in different countries and regions for autonomous driving products are critical to our performance, particularly for deploying and operating our L4 autonomous vehicles overseas. Delays in securing these critical approvals could dramatically disrupt our revenue generation timelines and recognition milestones for operational assistance services as we transition from the testing phase to full-scale commercialization, potentially affecting our market launch and growth trajectory.
Recognition of Share-based Compensation Expenses
We have granted options and other types of awards under our 2018 Share Plan. As of the Latest Practicable Date, restricted share units and options to purchase a total of 128,923,758 Class A Ordinary Shares had been granted and remain outstanding. For the years ended December 31, 2022, 2023 and 2024, we recorded RMB325.4 million, RMB931.8 million and RMB1,187.9 million (US$165.8 million) of share-based compensation expenses in the consolidated statements of profit or loss. For the six months ended June 30, 2024 and 2025, we recorded RMB291.9 million and RMB219.5 million (US$30.6 million) of share-based compensation expenses in the consolidated statements of profit or loss. We may record substantial share-based compensation expense in the future. See “Risk Factors—Risks Related to Our General Operations—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”
MATERIAL ACCOUNTING POLICIES
We have identified various accounting policies that are material to the preparation of our financial information, and the understanding of our financial condition and results of operations. See Note 2 to the Accountants Report in Appendix I to this document for details regarding our material accounting policies, such as revenue.
Revenue
Income is classified as revenue when it arises from the sale of goods or the provision of services from contracts with customers.
Revenue is recognized when control over a good or service is transferred to the customer, at the amount of promised consideration to which we are expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of any trade discounts.
Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

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provides the benefits received and consumed simultaneously by the customer;

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creates or enhances an asset that the customer controls as we perform; or

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does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the performance by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods or services.
Contracts with customers may include multiple performance obligations. For such arrangements, we allocate the transaction price to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the observable prices charged to customers when We sell that good or service separately. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of information. Assumptions and estimations have been made in estimating the standalone selling price, and changes in those assumptions and estimates may impact the revenue recognition.
A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer and that right is conditional on something other than the passage of time. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.
We allow customers return goods only when the goods are defective.
We have taken advantage of the practical expedient and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less. The contracts with customers generally do not include significant financing components or variable consideration.
Warranty obligations
We provide customers with a standard warranty of three to five years that covers fixing of defects and hardware component failures to ensure that the autonomous driving vehicles will function in accordance with the agreed-upon specifications. We assessed that this standard warranty is an assurance type warranty. In addition, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we are obliged to pay compensation if its products cause harm or damage.
We also offer an option to the customers to purchase a warranty for an extended period. We assessed such extended warranty is a service type warranty and accounts for it as a distinct performance obligation. Transaction price allocated to the extended warranty is recognized as revenue over the extended warranty period.
We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites; and (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including advanced driver-assistance system (“ADAS”) research and development (R&D) services, and intelligent data services.
Details of our accounting policies for revenue and other income sources are as follows:
(i)
Sales of autonomous driving vehicles

We sell autonomous driving vehicles to customers with provision of landing deployment services to make the autonomous driving vehicles operational on the roads specified by the customers. Landing deployment services include setting-up vehicles with collected and labeled maps, performing road testing, adapting cloud service for autonomous functions to make the autonomous driving vehicles run on specific roads and reach the certain customer-specific technical metrics and autonomous functions.
We have determined that the autonomous driving vehicles and the landing deployment services are highly interdependent and should therefore be combined as a single performance obligation. In this connection, our contractual promise to customers of autonomous driving vehicles is to sell specialized autonomous driving vehicles that are optimized to provide public transportation service on specific roads meeting the customers’ specifications. Without the landing deployment services, autonomous driving vehicles cannot be operated on the specific roads and reach the required technical metrics and autonomous functions designated by the customers and we will not be able to fulfil its promise in the contracts. Given that autonomous driving technology is an emerging technology and is characterized by a significant number of technical challenges and uncertainties, some of these are customer-specific, the performance risk of delivering autonomous driving vehicles is inseparable from the completion of the landing deployment service depending various road conditions and level of consumer acceptance. Accordingly, the benefit obtained by the customers from the autonomous driving vehicles is highly dependent on the successful completion of the landing deployment services by us, and we have combined autonomous driving vehicles and landing deployment services are accounted for as a single performance obligation. Revenue is recognized at a point in time when the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by us.
We assess that it has obtained control over the vehicles manufactured by its OEM partners once the vehicles are delivered to and accepted by us. Specifically, from that point of time, we have the ability to direct the use of the vehicles, including installing our autonomous driving sensor suites onto the vehicles and then selling the vehicles to another party (i.e. our customers) as we decide, and thereby obtaining substantially all of the remaining benefits from the vehicles via such sales. In addition, the sale of the vehicles and the provision of the landing deployment services have been combined as a single performance obligation, which means that we combine the vehicles manufactured by our OEM partners with its landing deployment service to produce specialized and optimized vehicles that can run on specific roads and reach the required technical metrics and autonomous functions specified by customers. As such, we had determined that it is a principal for the sales of autonomous driving vehicles.
We sell sensor suites that combine software and hardware and can be directly applied in a wide range of vehicles. Revenue from the sales of sensor suites is recognized generally at a point in time when the products are delivered to and are accepted by customers. Prior to 2023, when we had a right to repurchase sensor suites from the customer, we did not recognize revenue until the repurchase right no longer existed, which was generally the point in time when the customer consumed or resold the products to another party.
(ii)
Autonomous driving related operational and technical support services

We provide optional operational assistance services to assist the customers in operating the autonomous driving vehicles for a specified period after acceptance, extended warranty of maintenance services and technical support services to enhance the autonomous driving functions based on the customer’s specifications. These optional services are accounted for as separate performance obligations. Revenue from the provision of these optional services is recognized over the service period, which vary from several months to three years, using a time-elapsed measure of progress.
In some circumstances, we also provide autonomous driving related technical support services based on customer’s request. Revenue from the provision of technical support services is recognized over the service period, which generally vary from several months to three years, using a time-elapsed measure of progress.
(iii)
Other technology services

ADAS R&D services
Commencing in 2022, we provides customized ADAS R&D services for automotive customers based on automotive customers’ specific requirement. Revenue from the provision of these services for which our performance does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date, is recognized over time. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract. Revenue from the provision of these services for which we do not have an enforceable right to payment for performance completed to date, is recognized at point in time when we complete such services.
Generally, our contracts with its customers do not include any variable consideration. One exception is for the contract in relation to the ADAS R&D services, under which we are entitled to royalties from the customer based on the amount of actual sales made by that customer above a minimum sales threshold. We estimate the amount of royalties using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the royalties is subsequently resolved. Based on our estimate, no revenue has been recognized in relation to such variable consideration for the years presented due to the uncertainty to achieve the minimum sales threshold. At the end of each subsequent reporting period, we update the estimate and therefore the transaction price accordingly.
Intelligent data services
Commencing in 2024, we provide customized intelligent data services for customers based on their business needs. Revenue from the provision of these services is recognized over time since the customers simultaneously receive and consume the benefits as we perform. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using either input method or output method, whichever is appropriate.
To some extent, we arrange such services where it assists its customers in finding a provider to complete such services requested by the customers. We conclude that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide such services, nor does we have the ability to control the related services. We earn a service fee, which is the difference between the amount paid by the customers to us and the amount paid to the service provider by us. Receivables from payments made on behalf of customers represented the amount paid to service provider in advance by us on behalf of its customers.
CRITICAL ACCOUNTING ESTIMATES
The preparation of our historical financial information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the historical financial information are disclosed in Note 3 to the Accountants Report in Appendix I to this document.
The critical accounting estimates that we believe to have the most significant impact on our historical financial information are described below.
Fair Value of Warrant Liabilities
We measure the warrant liabilities at fair value, see Note 2(s) to the Accountants’ Report in Appendix I to this document. Since there are no quoted prices in an active market, we establish the fair value of warrant liabilities with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of our Shares and the estimated probability of the occurrence of triggering events, require our management’s estimates. We review management’s estimates and assumptions periodically and adjust them if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities.
Share-based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. We have to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. We also have to estimate the vesting periods of the share awards which are variable and subject to an estimate of when an IPO of our Company will occur before we completed our U.S. IPO in October 2024. See Note 29 to the Accountants’ Report in Appendix I to this document for the assumptions and models used for estimating the fair value of share-based compensation.
Fair Value of Our Shares
Prior to completion of our U.S. IPO, we were a private company with no quoted market prices for our Shares. We therefore made estimates of the fair value of our Shares on various dates for the following purposes:
•
determining the fair value of our share-based compensation to our employees at each grant date; and

•
determining the fair value of our financial liabilities for the warrants at the issuance date and each period end.

The following table sets forth the fair value of our Shares.
Date of Valuation	Fair Value Per Share	Discount Rate	DLOM	Exercise Price of Share Options Per Share
				(US$)
June 30, 2022	2.88	20%	15%	0.55–1.24
December 31, 2022	3.42	20%	13%	0.46–1.24
June 30, 2023	3.44	20%	11%	N/A
December 31, 2023	3.46	20%	7%	0.55–1.24
June 30, 2024	3.47	20%	4%	1.22
July 26, 2024	4.82	20%	4%	0.00–1.22
August 1, 2024	4.82	20%	4%	1.22–1.24
We utilized discounted cash flow, or DCF, valuation model to determine the fair value of our Shares.
With the assistance of an independent valuation firm, we applied an income approach, specifically a DCF analysis based on our projected cash flows using management’s best estimates as of the valuation date to determine the fair value of our Shares. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts, the major assumptions used in earnings forecasts include revenue growth rate and the profit margin. However, these fair values are inherently uncertain and highly subjective. The other assumptions used in calculating the fair value of our Shares using income approach include:
•
Discount Rates.   The discount rates listed in the table were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•
Discount for Lack of Marketability, or DLOM.   DLOM was quantified by the Black-Scholes option pricing model and Finnerty option model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The determination of the fair value of our Shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our Shares and our operating history and prospects at the date of valuation.

The option-pricing method was used to allocate the enterprise’s value to ordinary shares and convertible redeemable preferred shares. This method treats ordinary shares and convertible redeemable preferred shares as call options on the enterprise’s value, with exercise prices based on their respective payoffs upon a liquidity event, such as a sale of our Company, an initial public offering, or a redemption event, and estimates of risk free rate and the volatility of our equity securities. The anticipated timing is based on the plans of our Board and management.
The fair value of our Shares increased from US$2.88 per share as of June 30, 2022 to US$3.42 per share as of December 31, 2022. This increase was primarily attributable to (i) our successful completion of Series D+ Preferred Shares financing, which provided us with the fund needed for our continual expansion, and (ii) decrease of DLOM from 15% to 13% as a result of major milestones described above and the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our Shares increased from US$3.42 per share as of December 31, 2022 to US$3.44 per share as of June 30, 2023. This increase was primarily attributable to decrease of DLOM from 13% to 11% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our Shares remained largely stable from US$3.44 per share as of June 30, 2023 to US$3.46 per share as of December 31, 2023. This slight increase was primarily attributable to a decrease of DLOM from 11% to 7% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our Shares remained stable from US$3.46 per share as of December 31, 2023 to US$3.47 per share as of June 30, 2024. This slight increase was primarily attributable to a decrease of DLOM from 7% to 4% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our Shares increased from US$3.47 per share as of June 30, 2024 to US$4.82 per share as of July 26, 2024 which is 7% discount on the lower end of our U.S. IPO price range. This increase is primarily due to the heightened probability of an initial public offering as a result of our initial public offering plan.
CONSOLIDATED RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated results of operations for the years/periods presented, both in absolute amount and as a percentage of our revenue for the years/periods presented. This information should be read together with our historical financial information and related notes included in the Accountants’ Report set out in Appendix I in this document. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Revenue
Product revenue	337,717	64.0	54,190	13.5	87,710	12,244	24.3	21,045	14.0	69,281	9,671	34.7
Service revenue	189,826	36.0	347,654	86.5	273,424	38,168	75.7	129,253	86.0	130,334	18,194	65.3
Total revenue	527,543	100.0	401,844	100.0	361,134	50,412	100.0	150,298	100.0	199,615	27,865	100.0
Cost of revenue(1)
Cost of goods sold	(192,523)	(36.5)	(34,138)	(8.5)	(71,716)	(10,011)	(19.9)	(17,157)	(11.4)	(35,461)	(4,950)	(17.8)
Cost of services	(102,475)	(19.4)	(184,230)	(45.8)	(178,703)	(24,946)	(49.5)	(78,352)	(52.1)	(103,095)	(14,392)	(51.6)
Total cost of revenue	(294,998)	(55.9)	(218,368)	(54.3)	(250,419)	(34,957)	(69.3)	(95,509)	(63.5)	(138,556)	(19,342)	(69.4)
Gross profit	232,545	44.1	183,476	45.7	110,715	15,455	30.7	54,789	36.5	61,059	8,523	30.6
Other net income	19,296	3.7	15,750	3.9	16,491	2,302	4.6	7,939	5.3	3,021	422	1.5
Research and development expenses(1)	(758,565)	(143.8)	(1,058,395)	(263.4)	(1,091,357)	(152,348)	(302.2)	(517,210)	(344.2)	(644,635)	(89,988)	(322.9)
Administrative expenses(1)	(237,236)	(45.0)	(625,369)	(155.6)	(1,138,802)	(158,970)	(315.3)	(208,293)	(138.6)	(278,942)	(38,939)	(139.8)
Selling expenses(1)	(23,574)	(4.5)	(41,447)	(10.3)	(53,566)	(7,478)	(14.8)	(22,784)	(15.2)	(27,780)	(3,878)	(13.9)
Impairment loss on receivables and contract assets	(11,696)	(2.2)	(40,217)	(10.0)	(28,664)	(4,001)	(7.9)	(13,424)	(8.9)	(2,800)	(391)	(1.4)
Operating loss	(779,230)	(147.7)	(1,566,202)	(389.7)	(2,185,183)	(305,040)	(605.1)	(698,983)	(465.1)	(890,077)	(124,251)	(445.9)
Net foreign exchange gain	20,209	3.8	7,052	1.8	27,880	3,892	7.7	4,659	3.1	5,629	786	2.8
Interest income	36,111	6.8	132,042	32.9	176,902	24,695	49.0	89,294	59.4	74,946	10,462	37.5
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	7,731	1.5	42,960	10.7	(61,834)	(8,632)	(17.1)	4,503	3.0	23,154	3,232	11.6
Other finance costs	(4,202)	(0.8)	(3,490)	(0.9)	(3,451)	(482)	(1.0)	(1,356)	(0.9)	(3,292)	(460)	(1.6)
Inducement charges of warrants	(125,213)	(23.7)	—	—	—	—	—	—	—	—	—	—
Fair value changes of financial liabilities measured at FVTPL	25,308	4.8	(4,549)	(1.1)	—	—	—	—	—	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	(90.8)	(554,048)	(137.9)	(465,254)	(64,947)	(128.8)	(278,226)	(185.1)	—	—	—
Loss before taxation	(1,298,496)	(246.1)	(1,946,235)	(484.2)	(2,510,940)	(350,514)	(695.3)	(880,109)	(585.6)	(789,640)	(110,231)	(395.6)
Income tax	—	—	(2,866)	(0.7)	(5,868)	(819)	(1.6)	(1,591)	(1.0)	(1,877)	(262)	(0.9)
Loss for the year/period	(1,298,496)	(246.1)	(1,949,101)	(484.9)	(2,516,808)	(351,333)	(696.9)	(881,700)	(586.6)	(791,517)	(110,493)	(396.5)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Cost of revenue	—	(10,284)	(7,161)	(1,000)	(3,021)	—	—
Research and development expenses	(231,000)	(440,138)	(234,350)	(32,714)	(150,368)	(86,386)	(12,059)
Administrative expenses	(89,978)	(465,678)	(937,660)	(130,892)	(133,328)	(129,414)	(18,065)
Selling expenses	(4,451)	(15,684)	(8,696)	(1,214)	(5,183)	(3,722)	(520)
Total	(325,429)	(931,784)	(1,187,867)	(165,820)	(291,900)	(219,522)	(30,644)
IMPACT OF COVID-19 ON OUR OPERATIONS
During the Track Record Period and up to the Latest Practicable Date, the COVID-19 outbreak had not had a material adverse effect on our business, results of operations and financial condition.
DESCRIPTION OF KEY COMPONENTS OF RESULTS OF OPERATIONS
Revenue
During the Track Record Period, we generated revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS research and development services, and intelligent data services. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020 and from the provision of autonomous freight-as-a-service to our customers through our robovans starting in 2023, each of which was included in service revenue from autonomous driving related operational and technical support services. In each of 2022, 2023 and 2024, we generated less than 1.0% of our total revenue from WeRide Go.
The following table sets forth the breakdown of our revenue by nature in absolute amount and as a percentage of our total revenue for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Revenue:
Product revenue(1)	337,717	64.0	54,190	13.5	87,710	12,244	24.3	21,045	14.0	69,281	9,671	34.7
Service revenue(2)	189,826	36.0	347,654	86.5	273,424	38,168	75.7	129,253	86.0	130,334	18,194	65.3
Total Revenue	527,543	100.0	401,844	100.0	361,134	50,412	100.0	150,298	100.0	199,615	27,865	100.0

Notes:
(1)
Represents the sales of our autonomous driving vehicles, mainly including our robobuses, robotaxis and robosweepers and related sensor suites.

(2)
Represents the provision of services, including autonomous driving related operational and technical support services, ADAS research and development services and intelligent data services.

For the years ended December 31, 2022, 2023 and 2024, our revenue was RMB527.5 million, RMB401.8 million and RMB361.1 million (US$50.4 million), respectively. For the six months ended June 30, 2024 and 2025, our revenue was RMB150.3 million and RMB199.6 million (US$27.9 million), respectively.

For the years ended December 31, 2022, 2023 and 2024, our product revenue was RMB337.7 million, RMB54.2 million and RMB87.7 million (US$12.2 million), respectively, representing 64.0%, 13.5% and 24.3% of our total revenue for the corresponding year. For the six months ended June 30, 2024 and 2025, our product revenue was RMB21.0 million and RMB69.3 million (US$9.7 millon), respectively, representing 14.0% and 34.7% of our total revenue for the corresponding period.
For the years ended December 31, 2022, 2023 and 2024, our service revenue was RMB189.8 million, RMB347.7 million and RMB273.4 million (US$38.2 million), respectively, representing 36.0%, 86.5% and 75.7% of our total revenue for the corresponding year. For the six months ended June 30, 2024 and 2025, our service revenue was RMB129.3 million and RMB130.3 million and (US$18.2 millon), respectively, representing 86.0% and 65.3% of our total revenue for the corresponding period.
The following table sets forth the breakdown of our revenue by categories of products and solutions, in absolute amounts and as a percentage of our total revenue for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Sales of robotaxis and related services(1)	43,303	8.2	29,379	7.3	47,832	6,677	13.2	13,357	8.9	62,030	8,659	31.1
Sales of other L4 vehicles and related services(2)	327,041	62.0	110,096	27.4	148,401	20,716	41.1	57,825	38.5	61,902	8,641	31.0
Robobus	320,240	60.7	94,914	23.6	79,688	11,124	22.1	43,026	28.6	25,152	3,511	12.6
Robosweeper	6,801	1.3	7,642	1.9	55,320	7,722	15.3	11,536	7.7	33,850	4,725	17.0
Robovan(3)	—	—	7,540	1.9	13,393	1,870	3.7	3,263	2.2	2,900	405	1.4
Other technology services(4)	157,199	29.8	262,369	65.3	164,901	23,019	45.7	79,116	52.6	75,683	10,565	37.9
Total revenue	527,543	100.0	401,844	100.0	361,134	50,412	100.0	150,298	100.0	199,615	27,865	100.0

Notes:
(1)
Represents revenue generated from (i) sales of robotaxis, (ii) recurring fees based on ongoing operational and technical support services relating to our robotaxis, and (iii) ride-hailing services. All such revenue is generated from L4 technology.

(2)
Represents revenue generated from (i) sales of L4 vehicles, and (ii) recurring fees based on ongoing operational and technical support services relating to L4 vehicles. All such revenue is generated from our L4 technology.

(3)
We collaborated with ZTO to test logistics services using our own fleet of robovans and generated revenue from such testing in 2023 and 2024, and for the six months ended June 30, 2025. For our strategic partnership with ZTO, see “Business—Our Products and Solutions—Robovan—Business Model.” In addition, we sold robovans to a client other than ZTO in 2024.

(4)
Represents revenue generated from technology services derived from our autonomous driving technology stack, including L4 research and development services and other services that do not fall into L4.

During the Track Record Period, revenue from L4 technology was RMB377.0 million, RMB175.2 million, RMB217.1 million (US$30.3 million), RMB74.8 million and RMB128.0 million (US$17.9 million), for the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively, representing 71.5%, 43.6%, 60.1%, 49.8% and 64.1% of our total revenue for the corresponding year/period.
Revenue from sales of robotaxis and related services decreased from RMB43.3 million in 2022 to RMB29.4 million in 2023 primarily due to decrease in the sales of robotaxi from 11 units in 2022 to 3 units in 2023, mainly as a result of a challenging macroeconomic environment. Revenue from robotaxis and related services increased from RMB29.4 million in 2023 to RMB47.8 million in 2024, primarily due to an increase in the sales of robotaxi. Revenue from robotaxis and related services increased from RMB13.4 million in the six months ended June 30, 2024 to RMB62.0 million (US$8.7 million) in the six months ended June 30, 2025, primarily due to an increase in the sales of robotaxi.
We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. For instance, our latest generation of robotaxis, GXR, have entered commercial production and public services in 2024 and we are actively scaling deployments in 2025. We expect that our revenue from the robotaxi business will increase accordingly after the achievement of these commercialization milestones.
The following table sets forth the number of vehicles sold by vehicle type during the Track Record Period. The decreases in sales of robotaxis, robobuses, and robosweepers in 2023 were mainly due to a challenging macroeconomic environment. Based on our communication with our potential business partners, we had an understanding that they prioritized their budgets in 2023 for investment in other fields. Many of our existing clients resumed their investment in autonomous driving, resulting in increases in sales of robobuses and robosweepers in 2024. See “Business—Business Sustainability” for more details.
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023	2024	2024	2025
Sales of robotaxis	11	3	18	—	46
Sales of robobuses	90	19	14	9	2
Sales of robosweepers	2	—	49	4	24
Sales of robovans	—	—	10	—	—
Cost of Revenue
During the Track Record Period, our cost of revenue primarily consisted of cost of goods sold and cost of services. Our cost of goods sold represents the cost of inventories associated with the sales of our autonomous driving vehicles. Our cost of services mainly comprises payroll and employee benefits for the provision of L4 autonomous driving and ADAS services.
The following tables set forth the breakdown of our cost of revenue by nature in absolute amount and as a percentage of our total cost of revenue for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Cost of revenue:
Cost of goods sold	(192,523)	65.3	(34,138)	15.6	(71,716)	(10,011)	28.6	(17,157)	18.0	(35,461)	(4,950)	25.6
Cost of services	(102,475)	34.7	(184,230)	84.4	(178,703)	(24,946)	71.4	(78,352)	82.0	(103,095)	(14,392)	74.4
Total	(294,998)	100.0	(218,368)	100.0	(250,419)	(34,957)	100.0	(95,509)	100.0	(138,556)	(19,342)	100.0

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Cost of revenue:
Payroll and employee benefits	(68,529)	23.2	(80,687)	37.0	(86,923)	(12,134)	34.7	(29,452)	30.8	(61,175)	(8,540)	44.2
Share-based compensation	—	—	(10,284)	4.7	(7,161)	(1,000)	2.9	(3,021)	3.2	—	—	0.0
Cost of goods sold	(192,523)	65.3	(34,138)	15.6	(71,716)	(10,011)	28.6	(17,157)	18.0	(35,461)	(4,950)	25.6
Depreciation and amortization	(2,794)	0.9	(3,434)	1.6	(4,381)	(612)	1.7	(2,158)	2.3	(3,976)	(555)	2.9
Service fee from a related party	(13,175)	4.5	(50,743)	23.2	(21,133)	(2,950)	8.4	(24,861)	26.0	(2,397)	(335)	1.7
Outsourcing service fee	(6,912)	2.3	(10,596)	4.9	(25,899)	(3,615)	10.3	(9,163)	9.6	(17,926)	(2,502)	12.9
Utilities and property management fee	—	—	(54)	0.0	(3,254)	(454)	1.3	(1,421)	1.5	(935)	(131)	0.7
Vehicle related costs(1)	(4,767)	1.6	(11,991)	5.5	(9,411)	(1,314)	3.8	(2,232)	2.3	(6,953)	(971)	5.0
Platform service fees(2)	—	—	(6,550)	3.0	(14,444)	(2,016)	5.8	(2,382)	2.5	(1,610)	(225)	1.2
Travel expenses	(2,585)	0.9	(2,145)	1.0	(2,131)	(297)	0.9	(664)	0.7	(2,067)	(289)	1.5
Others	(3,713)	1.3	(7,746)	3.5	(3,966)	(554)	1.6	(2,998)	3.1	(6,056)	(844)	4.3
Total	(294,998)	100.0	(218,368)	100.0	(250,419)	(34,957)	100.0	(95,509)	100.0	(138,556)	(19,342)	100.0

Notes:
(1)
Vehicle related costs include warranty for vehicle, vehicle insurance, electricity charges and other direct expenses incurred from vehicle operations.

(2)
Platform service fees include logistics platform fee and cloud platform service fee.

For the years ended December 31, 2022, 2023 and 2024, our cost of revenue was RMB295.0 million, RMB218.4 million and RMB250.4 million (US$35.0 million), respectively. For the six months ended June 30, 2024 and 2025, our cost of revenue was RMB95.5 million and RMB138.6 million (US$19.3 million), respectively.
For the years ended December 31, 2022, 2023 and 2024, our cost of goods sold was RMB192.5 million, RMB34.1 million and RMB71.7 million (US$10.0 million), respectively, representing 65.3%, 15.6% and 28.6% of the total cost of revenue for the corresponding year. For the six months ended June 30, 2024 and 2025, our cost of goods sold was RMB17.2 million and RMB35.5 million (US$5.0 million), respectively, representing 18.0% and 25.6% of the total cost of goods sold for the corresponding period. The decrease from 2022 to 2023 was primarily as a result of the decrease in the sales of our robobuses. The increase in cost of goods sold from 2023 to 2024 was in line with revenue growth for the year ended December 31, 2024. The increase in cost of goods sold from the six months ended June 30, 2024 to the same period in 2025 was primarily because the increase of product revenue.
For the years ended December 31, 2022, 2023 and 2024, our cost of services was RMB102.5 million, RMB184.2 million and RMB178.7 million (US$24.9 million), respectively, representing 34.7%, 84.4% and 71.4% of total cost of revenue for the corresponding year. For the six months ended June 30, 2024 and 2025, our cost of services was RMB78.4 million and RMB103.1 million (US$14.4 million), representing 82.0% and 74.4% of total cost of revenue for the corresponding period. The increase from 2022 to 2023 was primarily due to the increased personal-related expenses associated with the customized research and development services we provided to Bosch. The decrease from 2023 to 2024 was primarily due to a decrease in service fee for ADAS research and development services from RMB139.6 million in 2023 to RMB71.2 million (US$9.9 million) in 2024 as services for Bosch was completed during the third quarter of 2024, paralleling the decrease in our service revenue, partially offset by (i) an increase of RMB44.5 million personnel-related expenses in intelligent data service commenced in 2024, and (ii) an increase of RMB18.4 million in operational and technical supporting services. The increase from the six months ended June 30, 2024 to the same period in 2025 was primarily due to an increase of RMB54.3 million (US$7.6 million) in costs for intelligent data services and an increase of RMB13.4 million (US$1.9 million) in costs in operational and technical support services, partially offset by a decrease of RMB43.0 million (US$6.0 million) in cost of ADAS research and development services which was completed in the third quarter of 2024.
We expect our cost of revenue to increase in absolute amounts in the foreseeable future as we continue to commercialize our technologies and given the projected growth in the sales of our products and services. As is with the case of our revenue composition, our cost structure may also change as our product and service portfolio continues to expand and evolve.
Gross Profit and Gross Margin
For the years ended December 31, 2022, 2023 and 2024, our gross profit was RMB232.5 million, RMB183.5 million and RMB110.7 million (US$15.5 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues, was 44.1%, 45.7% and 30.7%, respectively. For the six months ended June 30, 2024 and 2025, our gross profit was RMB54.8 million and RMB61.1 million (US$8.5 million), respectively, and our gross margin was 36.5% and 30.6%, respectively. The decrease from 2023 to 2024 was primarily because of (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses, (ii) the sales strategy we adopted in 2024 involving certain pricing adjustments we made based on factors such as inventory positions and order volumes, (iii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch, and (iv) relatively low profit margin from our enlarged intelligent data services which commenced in 2024. The decrease from the six months ended June 30, 2024 to the six months ended June 30, 2025 was primarily due to (i) the customized R&D services for Bosch with higher margin had been completed in late 2024 and (ii) revenue from intelligent data service with relatively low margin increased in first half of 2025.
The following table sets forth our gross profit and gross margin for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	Gross Profit	Gross margin	Gross Profit	Gross margin	Gross Profit	Gross Profit	Gross margin	Gross Profit	Gross margin	Gross Profit	Gross Profit	Gross margin
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Products	145,194	43.0	20,052	37.0	15,994	2,233	18.2	3,888	18.5	33,820	4,721	48.8
Services	87,351	46.0	163,424	47.0	94,721	13,222	34.6	50,901	39.4	27,239	3,802	20.9
Total	232,545	44.1	183,476	45.7	110,715	15,455	30.7	54,789	36.5	61,059	8,523	30.6
For the years ended December 31, 2022, 2023 and 2024, our gross profit for products was RMB145.2 million, RMB20.1 million and RMB16.0 million (US$2.2 million), respectively, representing a gross margin of 43.0%, 37.0% and 18.2% for the corresponding year. The decrease from 2022 to 2023 was primarily as a result of the decrease in the sales of our robobuses. The decrease in gross margin from 2023 to 2024 was primarily due to the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices. For the six months ended June 30, 2024 and 2025, our gross profit for products was RMB3.9 million and RMB33.8 million (US$4.7 million), respectively, representing a gross margin of 18.5% and 48.8% for the corresponding period. The increase in margin from product sales from the six months ended June 30, 2024 to the six months ended June 30, 2025 was primarily due to a write-down of the carrying amounts of certain long-aging robosweepers recorded in the first half of 2024, whereas no such write-down was recognized in the first half of 2025, as we did not notice a further decrease in the expected selling price as of June 30, 2025, compared with the expected selling price in late 2024.
For the years ended December 31, 2022, 2023 and 2024, our gross profit for services was RMB87.4 million, RMB163.4 million and RMB94.7 million (US$13.2 million), respectively, representing a gross margin of 46.0%, 47.0% and 34.6% for the corresponding year. The increase from 2022 to 2023 was primarily due to an increase in ADAS research and development service revenue as well as an increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers. The decrease from 2023 to 2024 was primarily due to the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024. For the six months ended June 30, 2024 and 2025, our gross profit for services was RMB50.9 million and RMB27.2 million (US$3.8 million), respectively, representing a gross margin of 39.4% and 20.9% for the the corresponding period. The decrease from the six months ended June 30, 2024 to the six months ended June 30, 2024 was primarily due to (i) the customized R&D services for Bosch with higher margin had been completed in late 2024 and (ii) revenue from intelligent data service with relatively low margin increased in first half of 2025.
Operating Expenses
During the Track Record Period, our operating expenses primarily consisted of research and development expenses, administrative expenses and selling expenses. The following table sets forth our operating expenses and as a percentage of our revenue for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Operating Expenses:
Research and development expenses	(758,565)	143.8	(1,058,395)	263.4	(1,091,357)	(152,348)	302.2	(517,210)	344.2	(644,635)	(89,988)	322.9
Administrative expenses	(237,236)	45.0	(625,369)	155.6	(1,138,802)	(158,970)	315.3	(208,293)	138.6	(278,942)	(38,939)	139.8
Selling expenses	(23,574)	4.5	(41,447)	10.3	(53,566)	(7,478)	14.8	(22,784)	15.2	(27,780)	(3,878)	13.9
Total	(1,019,375)	193.3	(1,725,211)	429.3	(2,283,725)	(318,796)	632.3	(748,287)	498.0	(951,357)	(132,805)	476.6
Research and Development Expenses
During the Track Record Period, our research and development expenses primarily consisted of (i) payroll and employee benefits, (ii) share-based compensation, (iii) depreciation and amortization, (iv) professional services fee, (v) service fee from a related party, (vi) outsourcing service fee, (vii) utilities and property management fee and (viii) others. For the years ended December 31, 2022, 2023 and 2024, our research and development expenses were RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$152.4 million), respectively. For the six months ended June 30, 2024 and 2025, our research and development expenses were RMB517.2 million and RMB644.6 million (US$90.0 million), respectively. During the Track Record Period, we did not capitalize R&D expenses nor allocate them by products or services. The following table sets forth a breakdown of our research and development expenses by nature in absolute amount and as a percentage of our total research and development expenses for the years/periods presented:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Payroll and employee benefits	(335,939)	44.3	(390,471)	36.9	(551,581)	(76,998)	50.5	(238,696)	46.2	(344,667)	(48,114)	53.5
Share-based compensation	(231,000)	30.5	(440,138)	41.6	(234,350)	(32,714)	21.5	(150,368)	29.1	(86,386)	(12,059)	13.4
Depreciation and amortization	(66,025)	8.7	(67,839)	6.4	(76,709)	(10,708)	7.0	(36,553)	7.1	(56,342)	(7,865)	8.7
Professional services fee	(22,805)	3.0	(13,441)	1.3	(57,578)	(8,038)	5.3	(5,791)	1.1	(35,227)	(4,917)	5.5
Service fee from a related party	(20,756)	2.7	(60,789)	5.7	(68,922)	(9,621)	6.3	(40,696)	7.9	(29,982)	(4,185)	4.7
Outsourcing service fee	(19,109)	2.5	(29,415)	2.8	(36,929)	(5,155)	3.4	(15,268)	3.0	(41,511)	(5,795)	6.4
Utilities and property management fee	(15,023)	2.0	(16,127)	1.5	(17,431)	(2,433)	1.6	(7,028)	1.4	(12,096)	(1,689)	1.9
Others	(47,908)	6.3	(40,175)	3.8	(47,857)	(6,681)	4.4	(22,810)	4.2	(38,424)	(5,364)	5.9
Total	(758,565)	100.0	(1,058,395)	100.0	(1,091,357)	(152,348)	100.0	(517,210)	100.0	(644,635)	(89,988)	100.0
We expect our research and development expenses to increase as we continue to focus on the testing and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities.
Administrative Expenses
During the Track Record Period, our administrative expenses primarily consisted of payroll and employee benefits, professional service fees and other general corporate expenses. For the years ended December 31, 2022, 2023 and 2024, our administrative expenses were RMB237.2 million, RMB625.4 million and RMB1,138.8 million (US$159.0 million), respectively. For the six months ended June 30, 2024 and 2025, our administrative expenses were RMB208.3 million and RMB278.9 million (US$38.9 million), respectively. The following table sets forth a breakdown of our administrative expenses by nature in absolute amount and as a percentage of our total administrative expenses for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Payroll and employee benefits	(62,427)	26.3	(76,678)	12.3	(100,502)	(14,030)	8.8	(42,050)	20.2	(54,213)	(7,568)	19.4
Share-based compensation	(89,978)	37.9	(465,678)	74.5	(937,660)	(130,892)	82.4	(133,328)	64.0	(129,414)	(18,065)	46.4
Depreciation and amortization	(17,036)	7.2	(16,906)	2.7	(18,479)	(2,580)	1.6	(9,606)	4.6	(11,634)	(1,624)	4.2
Professional services fee	(33,647)	14.2	(32,989)	5.3	(49,013)	(6,842)	4.3	(11,267)	5.4	(66,420)	(9,272)	23.8
Outsourcing service fee	(1,813)	0.8	(2,413)	0.4	(1,527)	(213)	0.1	(626)	0.3	(636)	(89)	0.2
Utilities and property management fee	(22,739)	9.6	(14,605)	2.3	(13,740)	(1,918)	1.2	(5,034)	2.4	(10,788)	(1,506)	3.9
Others	(9,596)	4.0	(16,100)	2.5	(17,881)	(2,495)	1.6	(6,382)	3.1	(5,837)	(815)	2.1
Total	(237,236)	100.0	(625,369)	100.0	(1,138,802)	(158,970)	100.0	(208,293)	100.0	(278,942)	(38,939)	100.0
We expect that our administrative expenses will increase in absolute amounts in the foreseeable future, as we have become a public company, hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation. On the other hand, we expect a reduction of the weight of our administrative expenses as a percentage of our revenue over the long term due to our efforts to increase operational efficiency.

Selling Expenses
During the Track Record Period, our selling expenses primarily consisted of personnel-related expenses associated with our sales and marketing personnel. For the years ended December 31, 2022, 2023 and 2024, our selling expenses were RMB23.6 million, RMB41.4 million and RMB53.6 million (US$7.5 million), respectively. For the six months ended June 30, 2024 and 2025, our selling expenses were RMB22.8 million and RMB27.8 million (US$3.9 million), respectively. The following table sets forth a breakdown of our selling expenses by nature in absolute amount and as a percentage of our total selling expenses for the years/periods presented:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
								(unaudited)
Payroll and employee benefits	(10,032)	42.6	(17,839)	43.0	(26,850)	(3,748)	50.1	(11,915)	52.3	(13,576)	(1,895)	48.9
Share-based compensation	(4,451)	18.9	(15,684)	37.8	(8,696)	(1,214)	16.2	(5,183)	22.7	(3,722)	(520)	13.4
Depreciation and amortization	(697)	3.0	(1,431)	3.5	(1,562)	(218)	2.9	(567)	2.5	(1,075)	(150)	3.9
Professional services fee	(3,702)	15.7	(488)	1.2	(587)	(82)	1.1	(139)	0.6	(1,077)	(150)	3.9
Outsourcing service fee	—	—	(815)	2.0	(3,083)	(430)	5.8	(1,132)	5.0	(1,661)	(232)	6.0
Utilities and property management fee	(448)	1.9	(1,192)	2.9	(1,273)	(178)	2.4	(559)	2.5	(1,004)	(140)	3.6
Others	(4,244)	17.9	(3,998)	9.6	(11,515)	(1,608)	21.5	(3,289)	14.4	(5,665)	(791)	20.3
Total	(23,574)	100.0	(41,447)	100.0	(53,566)	(7,478)	100.0	(22,784)	100.0	(27,780)	(3,878)	100.0
We expect our selling expenses to increase in absolute amount in the foreseeable future, as we continue to expand our sales network, build brand awareness and inform market participants of the benefits of our autonomous driving products and services. We expect our selling expenses to decrease as a percentage of revenue over the long term as we continue to increase our operational efficiency.
Other Net Income
During the Track Record Period, our other net income primarily consisted of (i) government grants, and (ii) net (loss)/gain on disposal of non-current assets. For the years ended December 31, 2022, 2023 and 2024, our other net income was RMB19.3 million, RMB15.8 million and RMB16.5 million (US$2.3 million), respectively. For the six months ended June 30, 2024 and 2025, our other net income was RMB7.9 million and RMB3.0 million (US$0.4 million), respectively.
Government grants mainly represent the subsidies granted by the local governments to support our research and development. There were no unfulfilled conditions or contingencies attached to these government grants recognized as other net income during the Track Record Period. The following table sets forth a breakdown of our other net income in absolute amount for the years/periods presented:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Government grants	19,658	14,399	14,132	1,973	6,904	450	63
Net (loss)/gain on disposal of non-current assets	(950)	(1,087)	1,013	141	—	(109)	(15)
Others(1)	588	2,438	1,346	188	1,035	2,680	374
Total	19,296	15,750	16,491	2,302	7,939	3,021	422

Note:
(1)
Others mainly include (i) litigation and mediation settlements and (ii) insurance claims.

Net Foreign Exchange Gain
This represents gain arising from the sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate.
We recorded net foreign exchange gain of RMB20.2 million, RMB7.1 million and RMB27.9 million (US$3.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and RMB4.7 million and RMB5.6 million (US$0.8 million) for the six months ended June 30, 2024 and 2025, respectively.
Interest Income
During the Track Record Period, interest income represents earnings generated from bank deposits. For the years ended December 31, 2022, 2023 and 2024, our interest income was RMB36.1 million, RMB132.0 million and RMB176.9 million (US$24.7 million), respectively, and RMB89.3 million and RMB74.9 million (US$10.5 million) for the six months ended June 30, 2024 and 2025, respectively.
Other Finance Costs
During the Track Record Period, our other finance costs consisted of (i) interest on lease liabilities, (ii) changes in the carrying amount of put option liabilities and (iii) interest on long-term bank loan.
The following table sets forth the breakdown of our other finance costs for the years/periods presented:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Interest on lease liabilities	3,574	2,853	2,276	318	1,034	1,660	233
Changes in the carrying amount of put option liabilities	628	637	650	91	322	325	45
Interest on bank loans	—	—	525	73	—	1,307	182
Total	4,202	3,490	3,451	482	1,356	3,292	460
For the years ended December 31, 2022, 2023 and 2024, our other finance costs were RMB4.2 million, RMB3.5 million and RMB3.5 million (US$0.5 million), respectively. For the six months ended June 30, 2024 and 2025, our other finance costs were RMB1.4 million and RMB3.3 million (US$0.5 million), respectively.
Inducement Charges of Warrants
Our inducement charges of warrants represent the initial fair value of certain warrants issued to our investors at no additional consideration in 2022, which was RMB125.2 million for the year ended December 31, 2022. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period.
Fair value changes of financial liabilities measured at FVTPL
Our fair value changes of financial liabilities measured at FVTPL consist of warrants liabilities.
For the years ended December 31, 2022 and 2023, our fair value changes of financial liabilities measured at FVTPL were gain of RMB25.3 million and loss of RMB4.5 million, respectively. For the year ended

December 31, 2024 and the six months ended June 30, 2024 and 2025, there were no fair value changes of financial liabilities measured at FVTPL because the relative financial liabilities had been derecognized as of December 31, 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights represent the changes of the present value of the redemption amount that could be triggered by the contingent redemption events.
For the years ended December 31, 2022, 2023 and 2024, our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights were RMB479.2 million, RMB554.0 million and RMB465.3 million (US$65.0 million), respectively. Our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB278.2 million for the six months ended June 30, 2024. There were no such changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights for the six months ended June 30, 2025 because the convertible preferred shares liabilities were converted to equity after our U.S. IPO was completed in October 2024 and therefore we had no such redemption liabilities as of December 31, 2024 and June 30, 2025.
Taxation
For the years ended December 31, 2023 and 2024, our income tax expense was RMB2.9 million and RMB5.9 million (US$0.8 million), respectively. We had no such income tax expense for the year ended December 31, 2022. For the six months ended June 30, 2024 and 2025, our income tax expense was RMB1.6 million and RMB1.9 million (US$0.3 million), respectively.
Cayman Islands
We are incorporated in the Cayman Islands. The Cayman Islands currently has no form of income, corporate or capital gains tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.
Hong Kong
Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HK$2,000,000 and 8.25% for assessable profits below HK$2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our Company are not subject to any Hong Kong withholding tax.
United States
Under the United States Internal Revenue Code, our subsidiary established in the U.S. is subject to a unified federal corporate income tax rate of 21% and California state income and franchise tax of 8.84%.
PRC
Under the EIT Law, effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years.
Wenyuan Guangzhou and Wenyuan Jingxing were certified as “high and new technology enterprise” and were therefore entitled to a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25% from 2022 to 2024 and from 2024 to 2026. Wenyuan Guangzhou is re-applying for the certificate of “high and new technology enterprise” since the prior certificate will be expired at the end of 2025. All of our other mainland China subsidiaries were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025.
We are subject to value added tax, at rates from 3% to 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.
Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China, effective from January 1, 2008, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with mainland China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%.
Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the EIT Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC Shareholders or ADS holders.”
During the Track Record Period and up to the Latest Practicable Date, we had no disputes or unresolved tax issues with relevant tax authorities.
DISCUSSION OF RESULTS OF OPERATIONS
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
Revenue
Our revenue increased by 32.8% from RMB150.3 million for the six months ended June 30, 2024 to RMB199.6 million (US$27.9 million) for the six months ended June 30, 2025.
Our product revenue increased by 230.0% from RMB21.0 million for the six months ended June 30, 2024 to RMB69.3 million (US$9.7 million) for the six months ended June 30, 2025. The increase was primarily attributable to an increase in the sales of robotaxis and robosweepers, partially offset by a decrease in the sales of robobuses.
We experience fluctuation in the sales of our autonomous driving products as we and our industry are still in the early stage of commercialization. The number of autonomous driving vehicles sold is hence relatively small and sensitive to the customers’ orders we need to fulfill in the respective years. The orders from our customers generally depend on the evaluation, development and deployment of their autonomous driving projects, which may be subject to changes. The following table sets forth our product sales in the periods presented:
	Six Months Ended June 30,
	2024	2025
Sales of robotaxis	—	46
Sales of robobuses	9	2
Sales of robosweepers	4	24
Sales of robovans	—	—
Our service revenue slightly increased from RMB129.3 million for the six months ended June 30, 2024 to RMB130.3 million (US$18.2 million) for the six months ended June 30, 2025. The increase was primarily due to an increase of RMB61.8 million in revenue from intelligent data services which commenced in the second half of 2024 and an increase of RMB4.5 million from autonomous driving related operational and technical support services, partially offset by a decrease of RMB65.3 million in revenue from ADAS research and development services as the customized R&D services for Bosch had been completed in the third quarter of 2024.

Cost of Revenue
Our cost of goods sold increased from RMB17.2 million for the six months ended June 30, 2024 to RMB35.5 million (US5.0 million) for the six months ended June 30, 2025, primarily as a result of product revenue increase.
Our cost of services increased by 31.5% from RMB78.4 million for the six months ended June 30, 2024 to RMB103.1 million (US$14.4 million) for the six months ended June 30, 2025, primarily due to an increase of RMB54.3 million (US$7.6 million) in costs for intelligent data services and an increase of RMB13.4 million (US$1.9 million) in costs in operational and technical support services, partially offset by a decrease of RMB43.0 million (US$6.0 million) in cost of ADAS research and development services which was completed in the third quarter of 2024.
Gross Profit and Gross Margin
Gross profit increased by 11.5% from RMB54.8 million for the six months ended June 30, 2024 to RMB61.1 million (US$8.5 million) for the six months ended June 30, 2025. The increase of gross profit was mainly resulted from the increase in gross profits from product sales, partially offset by the decrease of gross profits from ADAS research and development services. The gross margin decreased from 36.5% for the six months ended June 30, 2024 to 30.6% for the six months ended June 30, 2025. The decrease of the gross margin was primarily due to (i) the customized R&D services for Bosch with higher margin had been completed in late 2024 and (ii) revenue from intelligent data service with relatively low margin increased in first half of 2025.
The following table illustrates gross margin of certain products and services in the periods presented:
	Six Months Ended June 30,
	2024	2025
Sales of robotaxis	79%	53%
Sales of robobuses	29%	27%
Sales of robosweepers	—	47%
Sales of robovans	—	—
Operational and technical support services	43%	23%
Other technology service	37%	19%
Research and Development Expenses
Our research and development expenses increased by 24.6% from RMB517.2 million for the six months ended June 30, 2024 to RMB644.6 million (US$90.0 million) for the six months ended June 30, 2025, mainly due to (i) an increase of RMB106.0 million (US$14.8 million) in personnel-related expenses driven by headcount increase and average salary increase, (ii) an increase of RMB51.7 million (US$7.2 million) in service fees for R&D projects, and (iii) an increase of RMB25.9 million (US$3.6 million) in material consumption and depreciation and amortization expenses, partially offset by a decrease in share-based compensation of RMB64.0 million (US$8.9 million), primarily resulting from the full vesting of certain share options and RSUs in 2024 and less share options and RSUs still being vesting in the six months ended June 30, 2025.
Administrative Expenses
Our administrative expenses increased by 33.9% from RMB208.3 million for the six months ended June 30, 2024 to RMB278.9 million (US$38.9 million) for the six months ended June 30, 2025, mainly due to (i) an increase of RMB55.2 million (US$7.7 million) in professional services fees mainly related to audit and legal compliance service mainly related to our [REDACTED], and (ii) an increase of RMB12.2 million (US$1.7 million) in personnel costs to build necessary support functions for a growing business.

Selling Expenses
Our selling expenses were RMB27.8 million (US$3.9 million) for the six months ended June 30, 2025, compared to RMB22.8 million for the six months ended June 30, 2024, representing an increase of 21.9% that was well below sales increase.
Other Net Income
Our other net income decreased from RMB7.9 million for the six months ended June 30, 2024 to RMB3.0 million (US$0.4 million) for the six months ended June 30, 2025, primarily related to the decrease of government grants.
Impairment Loss on Receivables and Contract Assets
Our impairment loss on receivables and contract assets decreased from RMB13.4 million for the six months ended June 30, 2024 to RMB2.8 million (US$0.4 million) for the six months ended June 30, 2025, primarily due to our improved collection of receivables.
Net Foreign Exchange Gain
Our net foreign exchange gain increased from RMB4.7 million for the six months ended June 30, 2024 to RMB5.6 million (US$0.8 million) for the six months ended June 30, 2025, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars and the increase in foreign currency balances.
Interest Income
Our interest income decreased from RMB89.3 million for the six months ended June 30, 2024 to RMB74.9 million (US$10.5 million) for the six months ended June 30, 2025, resulting from a decrease in our balance of time deposits.
Fair Value Changes of Financial Assets at FVTPL
Our fair value changes of financial assets at FVTPL increased from RMB4.5 million for the six months ended June 30, 2024 to RMB23.2 million (US$3.2 million) for the six months ended June 30, 2025, primarily as an increase in our balance of wealth management products.
Other Finance Costs
Our other finance costs increased from RMB1.4 million for the six months ended June 30, 2024 to RMB3.3 million (US$0.5 million) for the six months ended June 30, 2025, mainly due to an increase in interest expenses for bank loans.
Fair value changes of financial liabilities measured at FVTPL
Our financial liabilities measured at FVTPL consist of warrants to purchase redeemable convertible preferred shares. We did not record any fair value changes of financial liabilities measured at FVTPL in the six months ended June 30, 2024 and 2025, respectively, which was primarily because that the relative financial liabilities had been derecognized as of December 31, 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights were RMB278.2 million for the six months ended June 30, 2024. There were no such changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights for the six months ended June 30, 2025 because the convertible preferred shares liabilities were converted to equity after our U.S. IPO was completed in October 2024. Accordingly, we had no such redemption liabilities as of June 30, 2025.

Income Tax Expense
Our income tax expenses increased from RMB1.6 million for the six months ended June 30, 2024 to RMB1.9 million (US$0.3 million) for the six months ended June 30, 2025, primarily due to an increase in withholding tax on interest income from our overseas subsidiaries.
Loss for the Period
As a result of the foregoing, our loss for the period decreased by 10.2% from RMB881.7 million for the six months ended June 30, 2024 to RMB791.5 million (US$110.5 million) for the six months ended June 30, 2025.
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Revenue
Our revenue decreased by 10.1% from RMB401.8 million in 2023 to RMB361.1 million (US$50.4 million) in 2024.
Our product revenue increased by 61.9% from RMB54.2 million in 2023 to RMB87.7 million (US$12.2 million) in 2024, primarily due to (i) the sales of 49 robosweepers in 2024, (ii) the increase in the sales of robotaxis from 3 units in 2023 to 18 units in 2024 and (iii) the sales of 10 robovans in 2024, partially offset by the decrease in the sales of our robobuses from 19 units in 2023 to 14 units in 2024.
The following table sets forth our product sales in the years presented:
	For the Year Ended December 31,
	2023	2024
Sales of robotaxis	3	18
Sales of robobuses	19	14
Sales of robosweepers	—	49
Sales of robovans	—	10
Our service revenue decreased by 21.4% from RMB347.7 million in 2023 to RMB273.4 million (US$38.2 million) in 2024, primarily due to a decrease of RMB97.5 million (US$13.6 million) in revenue from ADAS research and development services as the customized R&D services for Bosch had been completed since the third quarter of 2024 and partially offset by an increase of RMB23.2 million (US$3.2 million) in revenue from autonomous driving related operational and technical support services as enlarged operational services generated from robobuses and robosweepers.
Cost of Revenue
Our cost of revenue increased by 14.7% from RMB218.4 million in 2023 to RMB250.4 million (US$35.0 million) in 2024, mainly due to our cost of goods sold increased by 110.1% from RMB34.1 million in 2023 to RMB71.7 million (US$10.0 million) in 2024, primarily as a result of the increase in the sales of our robotaxis, robosweepers and robovans. Our cost of services decreased by 3.0% from RMB184.2 million in 2023 and RMB178.7 million (US$24.9 million) in 2024, mainly due to a decrease in service fee for ADAS research and development services from RMB139.6 million in 2023 to RMB71.2 million (US$9.9 million) in 2024 as services for Bosch was completed during the third quarter of 2024, paralleling the decrease in our service revenue, partially offset by (i) an increase of RMB44.5 million personnel-related expenses in intelligent data service commenced in 2024, and (ii) an increase of RMB18.4 million in operational and technical supporting services. The increase in outsourcing service fee from 2023 to 2024 was primarily due to the increased outsourced labor we engaged to support our enlarged operational and technical support services for robobuses and robosweepers in 2024.
Gross Profit and Gross Margin
Our gross profit decreased from RMB183.5 million in 2023 to RMB110.7 million (US$15.5 million) in 2024. Our gross margin decreased from 45.7% in 2023 to 30.7% in 2024. The decrease was primarily due to (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices, (ii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024, and (iii) relatively low profit margin from our enlarged intelligent data services as we implemented strategic pricing to support market expansion for this new business initiative and absorbed some of the costs associated with the trial period.
Our gross profit generated from the sales of our products decreased from RMB20.1 million in 2023 to RMB16.0 million (US$2.2 million) in 2024, representing a gross margin of 37.0% and 18.2% for the respective corresponding year, primarily due to the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices. Our gross profit generated from the provision of our services decreased from RMB163.4 million in 2023 to RMB94.7 million (US$13.2 million) in 2024, representing a gross margin of 47.0% and 34.6% for the respective corresponding years, primarily due to (i) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024, and (ii) relatively low profit margins from our enlarged intelligent data services which commenced in 2024.
The following table illustrates gross margin of certain products and services in the years presented:
	For the Year Ended December 31,
	2023	2024
Sales of robotaxis	37%	53%
Sales of robobuses	48%	32%
Sales of robosweepers	—	(22)%(1)
Sales of robovans	—	3%
Operational and technical support services	48%	42%
Other technology service	47%	30%

Note:
(1)
The gross margin for sales of robosweepers was negative 22%, primarily due to a write-down of inventories recognized as cost of revenue in 2024, which was primarily due to an expected decrease in the selling price of the robosweeper inventories as a result of increased depreciation and decreased market acceptance, based on our assessment.

Research and Development Expenses
Our research and development expenses increased by 3.1% from RMB1,058.4 million in 2023 to RMB1,091.4 million (US$152.4 million) in 2024, mainly due to (i) an increase of RMB161.1 million (US$22.5 million) in payroll and employee benefits, mainly for strengthening and enhancing the technological leadership and position in the industry, (ii) an increase of RMB44.2 million (US$6.2 million) in professional service fee for sensor suites upgrading related to our autonomous driving vehicles, and (iii) an increase of RMB8.1 million (US$1.1 million) in service fee from a related party for surveying and mapping services, partially offset by a decrease in share-based compensation of RMB205.8 million (US$28.7 million), primarily resulting from the recognition of the share-based compensation for restricted share units since August 2023 when the vesting of the restricted share units has since become probable.
Administrative Expenses
Our administrative expenses increased by 82.1% from RMB625.4 million in 2023 to RMB1,138.8 million (US$159.0 million) in 2024, mainly due to (i) an increase of RMB472.0 million (US$65.9 million) in share-based compensations as a result of the issuance of restricted share units and options in 2024, (ii) an increase of RMB23.8 million (US$3.3 million) in payroll and employee benefits mainly attributable to hiring administrative and management personnel and increasing average payroll and employee benefits in 2024 to support the operations of a growing organization, and (iii) an increase of RMB16.0 million (US$2.2 million) in professional service fees mainly related to our U.S. IPO completed in late 2024.

Selling Expenses
Our selling expenses increased by 29.5% from RMB41.4 million in 2023 to RMB53.6 million (US$7.5 million) in 2024, mainly due to (i) an increase in payroll and employee benefits and outsourcing service fees of RMB11.3 million (US$1.6 million) resulting from an increase in the number of personnel with selling and marketing functions and for business expansion, and (ii) an increase in other expenses of RMB7.5 million (US$1.0 million) which include business promotion expenses and travel and entertainment expenses for brand promotion, business development and clients relationship maintenance. The foregoing increase was partially offset by a decrease of RMB7.0 million (US$1.0 million) in share-based compensation expenses as a result of the decreased issuance of share-based awards in 2024.
Other Net Income
Our other net income increased from RMB15.8 million in 2023 to RMB16.5 million (US$2.3 million) in 2024, primarily related to a gain on disposal of non-current assets.
Impairment Loss on Receivables and Contract Assets
Our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million (US$4.0 million) in 2024, primarily due to our improved collection of receivables in 2024.
Net Foreign Exchange Gain
Our net foreign exchange gain increased from RMB7.1 million in 2023 to RMB27.9 million (US$3.9 million) in 2024, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars and the increase in foreign currency balances.
Interest Income
Our interest income increased from RMB132.0 million in 2023 to RMB176.9 million (US$24.7 million) in 2024, resulting from an increase in our balance of cash and cash equivalents and time deposits held in U.S. dollars as well as an increase in the applicable interest rate.
Fair Value Changes of Financial Assets at FVTPL
Our fair value changes of financial assets at FVTPL were gain of RMB43.0 million in 2023 and loss of RMB61.8 million (US$8.6 million) in 2024, primarily as a result of the share price fluctuation of equity investments held by us in 2024.
Other Finance Costs
Our other finance costs remain stable at RMB3.5 million and RMB3.5 million (US$0.5 million) in 2023 and 2024, mainly due to a decrease in interest expenses for lease liabilities offset by an increase in interest expenses for bank loans.
Fair value changes of financial liabilities measured at FVTPL
Our financial liabilities measured at FVTPL consist of warrants to purchase redeemable convertible preferred shares. We recorded fair value loss of financial liabilities measured at FVTPL in the amount of RMB4.5 million in 2023 and nil in 2024. The change was primarily because the relative financial liabilities had been derecognized as of December 31, 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights decreased by 16.0% from RMB554.0 million in 2023 to RMB465.3 million (US$65.0 million) in 2024 because our convertible preferred shares liabilities were converted to equity after our U.S. IPO completed in October 2024.

Income Tax Expense
We had income tax expenses of RMB5.9 million (US$0.8 million) in 2024, as compared to income tax expenses of RMB2.9 million in 2023, primarily due to an increase in our interest income from our overseas subsidiary.
Loss for the Year
As a result of the foregoing, our loss for the year increased by 29.1% from RMB1,949.1 million in 2023 to RMB2,516.8 million (US$351.3 million) in 2024.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Revenue
Our revenue decreased by 23.8% from RMB527.5 million in 2022 to RMB401.8 million in 2023.
Our product revenue decreased from RMB337.7 million in 2022 to RMB54.2 million in 2023, primarily due to (i) the decrease in the sales of our robobuses from 90 units in 2022 to 19 units in 2023; and (ii) the decrease in the sales of robotaxis from 11 units in 2022 to three units in 2023.
The following table illustrates our product sales in the years presented:
	For the Year Ended December 31,
	2022	2023
Sales of robobuses	90	19
Sales of robotaxis	11	3
The decreases in sales in 2023 were mainly as a result of a challenging macroeconomic environment. As of the end of 2023, China had a total of approximately 682,500 public buses, a decrease of approximately 20,700 units compared to the end of 2022. According to the CIC report, the reduction in the total number of buses indicates that the procurement of new buses in 2023 was approximately one-quarter less than the previous year. Based on our communication with our potential business partners, we have an understanding that they prioritized their budgets in 2023 for investment in other fields. As a result, we recorded less revenue than anticipated in 2023. According to the CIC Report, the L4 autonomous driving market is expected to sustain, driven by stable demand for passenger vehicles, continuous policy support for L4 autonomous driving, and elevated customer expectations. As a result, we expect our product sales to recover gradually in the next two years.
Our service revenue increased by 83.1% from RMB189.8 million in 2022 to RMB347.7 million in 2023, primarily due to an increase of RMB105.2 million in ADAS research and development service revenue as a result of the customized research and development services we provided to Bosch, and an increase of RMB52.6 million in the provision of operational and technical support services for robobuses, robotaxis and robosweepers. ADAS research and development service revenue historically contributed a significant portion of our service revenue. Going forward, we expect the revenue from the provision of operational and technical support services as a percentage of service revenue to rise as the operation of our L4 autonomous driving fleet scales. We also generated an insignificant amount of revenue in 2022, 2023 and 2024, which was less than 1.0% of our total revenue in the corresponding year, from the offering of robotaxi rides through WeRide Go.
Cost of Revenue
Our cost of goods sold decreased from RMB192.5 million in 2022 to RMB34.1 million in 2023, primarily as a result of the decrease in the sales of our robobuses.
Our cost of services increased from RMB102.5 million in 2022 to RMB184.2 million in 2023, mainly due to an increase in the service fee for the development of the ADAS from RMB13.2 million in 2022 to RMB50.7 million in 2023, and to a lesser extent, an increase in personnel-related expenses from RMB75.4 million in 2022 to RMB101.6 million in 2023, which were incurred in respect of the ADAS research and development service we provided to Bosch and the provision of operational and technical support services for robobuses, robotaxis and robosweepers.

Gross Profit and Gross Margin
Our gross profit decreased by 21.1% from RMB232.5 million in 2022 to RMB183.5 million in 2023, primarily due to the decrease in the sales of our robobuses. Our gross margin experienced an enhancement in 2023, climbing from 44.1% to 45.7%. The gross profit generated from the sales of our products decreased from RMB145.2 million in 2022 to RMB20.1 million in 2023 primarily as a result of the decrease in the sales of our robobuses. The gross profit generated from the provision of our services increased significantly from RMB87.4 million in 2022 to RMB163.4 million in 2023 primarily due to the increase in ADAS research and development service revenue as well as the increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers.
Research and Development Expenses
Our research and development expenses increased by 39.5% from RMB758.6 million in 2022 to RMB1,058.4 million in 2023, mainly due to an increase in share-based compensation of RMB209.1 million, primarily resulting from the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and an increase in share-based compensation expenses as a result of the issuance of options in 2023, and to a lesser extent, due to an increase of RMB54.5 million in payroll and employee benefits resulting from the expansion of our research and development team due to our enhanced focus on technology investment.
Administrative Expenses
Our administrative expenses increased significantly from RMB237.2 million in 2022 to RMB625.4 million in 2023, mainly due to a substantial rise in share-based compensations of RMB375.7 million as a result of the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and as a result of issuance of options in 2023 and the vesting of restricted share units as our U.S. IPO became probable in 2023, and to a lesser extent, a slight increase in payroll and employee benefits of RMB14.3 million resulting from an increase in the number of personnel with administrative function.
Selling Expenses
Our selling expenses increased by 75.8% from RMB23.6 million in 2022 to RMB41.4 million in 2023, mainly due to an increase of RMB11.2 million in share-based compensations as a result of issuance of options in 2023, and an increase of RMB7.8 million in payroll and employee benefits resulting from an increase in the number of personnel with selling and marketing functions.
Other Net Income
Our other net income decreased by 18.4% from RMB19.3 million in 2022 to RMB15.8 million in 2023, which primarily resulted from a decrease in government grants.
Impairment Loss on Receivables and Contract Assets
Our impairment loss on receivables and contract assets increased significantly from RMB11.7 million in 2022 to RMB40.2 million in 2023, primarily due to the aging deterioration of receivables and contract assets as a result of slowed down cash collection from our customers, and the increase of our balances of receivables.
Net Foreign Exchange Gain
Our net foreign exchange gain decreased from RMB20.2 million in 2022 to RMB7.1 million in 2023, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars.
Interest Income
Our interest income increased from RMB36.1 million in 2022 to RMB132.0 million in 2023, resulting from an increase in our balance of cash and time deposits held in US dollars as well as an increase in the applicable interest rate.

Fair Value Changes of Financial Assets at FVTPL
Fair value changes of financial assets at FVTPL increased significantly from RMB7.7 million in 2022 to RMB43.0 million in 2023, primarily as a result of the longer holding period of wealth management products held by us in 2023.
Other Finance Costs
Our other finance costs decreased by 16.9% from RMB4.2 million in 2022 to RMB3.5 million in 2023, mainly due to a decrease in interest for lease liabilities.
Inducement Charges of Warrants
Our inducement charges of warrants were RMB125.2 million in 2022. The incurrence of the inducement charges of warrants in 2022 was due to the issuance of warrants in 2022 which were granted to certain preferred share investors without additional consideration. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities. In 2023, we did not issue new warrants.
Fair value changes of financial liabilities measured at FVTPL
Our financial liabilities consist of warrants to purchase into redeemable convertible preference shares. We recorded fair value changes of financial liabilities measured at FVTPL in the amount of RMB25.3 million in 2022 and fair value changes of financial liabilities measured at FVTPL in the amount of RMB4.5 million in 2023. The change was primarily due to the change in the fair value of convertible notes and warrants due to the expiration of warrants issued to certain preferred share investors in 2022 and the exercise of the remaining warrants in 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights increased by 15.6% from RMB479.2 million in 2022 to RMB554.0 million in 2023 as a result of changes in the present value of the redemption amounts of our convertible redeemable preferred shares and other financial instruments.
Income Tax Expense
We had income tax expenses of RMB2.9 million in 2023, representing withholding taxes on interest income generated by our overseas subsidiaries. We did not record income tax expense in 2022.
Loss for the Year
As a result of the foregoing, our loss for the year increased by 50.1% from RMB1,298.5 million in 2022 to RMB1,949.1 million in 2023.
We expect to narrow our loss in the foreseeable future. We have generated increasing commercialization revenue from autonomous driving products and services in most previous financial years, and have witnessed a change of revenue mix resulting from an increased service revenue. We expect this upward trend in our commercialization revenue to resume as we grow our business strategically and achieve large-scale commercialization. However, as we are in the early stage of commercialization and our revenue mix is shifting in response to evolving market condition, this upward trend is expected to be volatile.
At the same time, we anticipate that our cost of revenue and operating expenses will grow moderately and at a slower pace than the revenue increase. In particular, we expect to (i) lower the per unit production cost of our autonomous driving products as we achieve economies of scale from expanded fleet size and through WeRide One, benefiting from the high level of commonality in software and hardware across our different products that this platform provides; (ii) improve research and development efficiency as WeRide One delivers efficient capital utilization on both software and hardware levels, shortens the development cycle of new products and allows us to conquer new use cases quickly and efficiently; and (iii) improve deployment efficiency as our well-defined product lines and platform approach enable technology reusability, multi-use case coverage and market synergies.
On the other hand, losses attributable to changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights, which totaled RMB479.2 million and RMB554.0 million in 2022 and 2023, respectively. With the conversion of preferred shares into Class A Ordinary Shares upon the completion of our U.S. IPO in October 2024, we expect our loss to be reduced in the near future.
See “Risk Factors—Risks Related to the Research and Development of Our Products and Services” for a non-exhaustive list of factors that may affect our ability to narrow our loss. In addition, we will recognize a substantial amount of share-based compensation expenses upon the completion of the [REDACTED]. See “Risk Factors—Risks Related to Our General Operations—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”
DISCUSSION OF SELECTED ITEMS FROM THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Non-Current Assets and Liabilities
The following table sets forth our non-current assets and liabilities as of the dates presented:
	As of December 31,				As of June 30,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Non-current assets
Property and equipment	113,878	98,574	178,179	24,873	281,968	39,361
Right-of-use assets	64,410	51,658	73,564	10,269	72,951	10,184
Intangible assets	28,603	24,594	21,664	3,024	19,544	2,728
Goodwill	44,758	44,758	44,758	6,248	44,758	6,248
Restricted cash–non-current	11,004	1,575	9,669	1,350	12,142	1,695
Deferred tax assets	2,992	1,994	997	139	498	70
Financial assets at FVTPL–non-current	—	—	56,919	7,946	58,151	8,118
Other non-current assets	46,273	21,082	20,025	2,795	20,684	2,885
Total non-current assets	311,918	244,235	405,775	56,644	510,696	71,289
	As of December 31,				As of June 30,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Non-current liabilities
Lease liabilities–non-current	35,864	22,309	26,059	3,638	21,198	2,959
Put option liabilities–non-current	39,812	40,449	—	—	—	—
Long-term bank loan	—	—	50,040	6,985	47,534	6,635
Deferred tax liabilities	6,481	5,483	4,486	626	3,988	557
Other non-current liabilities	5,943	6,522	4,677	653	8,097	1,130
Total non-current liabilities	88,100	74,763	85,262	11,902	80,817	11,281

Property and Equipment
Our property and equipment primarily consisted of leasehold improvement, office equipment and electronic equipment, machinery, motor vehicles and construction in progress. Our property and equipment decreased by 13.4% from RMB113.9 million as of December 31, 2022 to RMB98.6 million as of December 31, 2023, primarily due to regular depreciation. Our property and equipment increased by 80.7% from RMB98.6 million as of December 31, 2023 to RMB178.2 million (US$24.9 million) as of December 31, 2024, and further increased by 58.2% to RMB282.0 million (US$39.4 million) as of June 30, 2025, primarily due to our purchase of additional internet data center facilities driven by our business expansion needs.
Right-of-use Assets
Our right-of-use assets primarily consisted of our leased office premises, staff accommodations and garage. Our right-of-use assets decreased by 19.7% from RMB64.4 million as of December 31, 2022 to RMB51.7 million as of December 31, 2023, primarily due to the decreased rent for the newly leased premises and regular depreciation. Our right-of-use assets increased by 42.4% from RMB51.7 million as of December 31, 2023 to RMB73.6 million (US$10.3 million) as of December 31, 2024, primarily because we entered into new lease agreements for offices and parking space and recognized RMB63.6 million (US$8.9 million) addition to right-of-use assets in 2024. Our right-of-use assets remained stable at RMB73.6 million (US$10.3 million) and RMB73.0 million (US$10.2 million) as of December 31, 2024 and June 30, 2025, primarily due to regular depreciation, partially offset by new lease agreements for offices.
Impairment Assessment for Non-financial Assets
At each reporting date, we review the carrying amounts of our non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
•
Calculation of recoverable amount.   The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). A portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if the allocation can be performed on a reasonable and consistent basis, or to the smallest group of cash-generating units if otherwise.

•
Recognition of impairment losses.   An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

•
Reversals of impairment losses.   In respect of assets, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the period in which the reversals are recognized.

During the years ended December 31, 2022, 2023, 2024 and six months ended June 30, 2025, we were still in net loss, which was within the expectation of the Directors as we are spending heavily on our research and development activities. We expect to narrow our loss in the foreseeable future. We reviewed the internal and external sources of information, and didn’t identify any impairment indications of our non-financial assets. Thus, our management concluded that there was no impairment needed for the non-financial assets as of December 31, 2022, 2023 and 2024 and June 30, 2025.

Goodwill
Our goodwill remained the same at RMB44.8 million (US$6.3 million) as of December 31, 2022, 2023, and 2024 and June 30, 2025.
Our goodwill arose from our business acquisition in 2021. As the acquisition gave an extra boost to our research and development capabilities, the business of the acquired companies was integrated into our businesses to provide autonomous driving technology related solutions after the business acquisition. We have determined that the overall business constitutes one single CGU, namely the “Auto-driving CGU”. All goodwill arising from the business acquisition in 2021 has been allocated to the Auto-driving CGU.
The recoverable amounts of the Auto-driving CGU are determined based on the higher of the value-in-use and the fair value less costs of disposal. These calculations use cash flow projections based on financial budgets approved by the management covering a period of five years. Cash flows beyond the budget period are extrapolated using a terminal growth rate which is consistent with long-term average growth rates for the business in which the Auto-driving CGU operates. The cash flows are discounted using a pre-tax discount rate which reflects specific risks relating to the Auto-driving CGU.
Key assumptions used for the impairment test of goodwill were as follows:
	As of December 31,			As of June 30, 2025
	2022	2023	2024
Pre-tax discount rate	20.2%	19.5%	18.6%	19.0%
Terminal growth rate	3.0%	2.2%	2.0%	2.0%
As of December 31, 2022, 2023 and 2024 and June 30, 2025, the headroom calculated based on the recoverable amount deducting the carrying amount of the Auto-driving CGU was RMB16,946.7 million, RMB19,758.6 million, RMB11,319.9 million (US$1,580.2 million) and RMB11,575.7 million (US$1,615.9 million), respectively.
We performed a sensitivity analysis based on reasonably possible changes in the key assumptions disclosed above. Had the estimated key assumption during the forecast period been changed as below, the headroom would have decreased to the following:
	As of December 31,			As of June 30, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB
	(in thousands)
Pre-tax discount rate increase by 5%	(7,114,206)	(9,034,662)	(6,962,478)	(6,943,805)
Terminal growth rate decrease by 1%	(600,989)	(729,956)	(608,994)	(610,526)
None of these reasonably possible changes in the key assumptions would cause the carrying amount, including goodwill, of the Auto-driving CGU to exceed its recoverable amount as of December 31, 2022, 2023 and 2024 and June 30, 2025. Therefore, we determined that goodwill was not impaired as of December 31, 2022, 2023 and 2024 and June 30, 2025.
Long-term Bank Loan
As of December 31, 2024, we had long-term bank loan of RMB50.0 million (US$7.0 million), and had no such loan as of December 31, 2023, which was primarily utilized to supplement operational funds such as payment of goods and employee salaries. The long-term bank loan bears an annual interest rate of 2.9%, with a term of two years. We plan to repay 5% of the principal every six months, and the remaining principal at maturity. Interest will be calculated based on the outstanding loan balance and paid quarterly. As of June 30, 2025, we had long-term bank loan of RMB47.5 million (US$6.6 million), which was primarily utilized to supplement operational funds, such as settlements of trade payables and employee salaries.

Current Assets and Liabilities
The following table sets forth our current assets and liabilities as of the dates presented:
	As of December 31,				As of June 30,		As of August 31,
	2022	2023	2024		2025		2025
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(unaudited)
Current assets
Inventories	156,005	218,220	204,705	28,576	289,929	40,473	310,314	43,318
Contract assets	92,597	82,826	28,005	3,909	35,336	4,933	35,282	4,925
Trade receivables	236,390	266,933	252,607	35,263	241,372	33,694	225,599	31,492
Prepayments and other receivables	74,459	192,530	197,652	27,591	191,127	26,680	372,267	51,968
Prepayments to and amounts due from related parties	3,122	26,923	26,618	3,716	50,917	7,108	40,540	5,659
Financial assets at FVTPL– current	1,218,524	317,042	1,685,146	235,237	1,735,333	242,243	1,747,476	243,938
Time deposits	1,057,292	2,550,279	620,148	86,569	251,733	35,141	252,409	35,235
Cash and cash equivalents	2,233,691	1,661,152	4,268,300	595,832	3,836,137	535,504	3,545,290	494,903
Restricted cash–current	1,393	10,194	4,814	672	3,273	457	3,548	495
Subscription receivables	—	43,924	—	—	—	—	—	—
Total current assets	5,073,473	5,370,023	7,287,995	1,017,365	6,635,157	926,233	6,532,725	911,933
Current liabilities
Trade payables	11,505	16,962	20,713	2,891	47,117	6,577	56,528	7,891
Preferred shares and other financial instruments subject to redemption and other preferential rights	7,017,554	8,181,722	—	—	—	—	—	—
Other payables, deposits received and accrued expenses	217,195	271,306	397,755	55,526	330,848	46,185	280,545	39,162
Contract liabilities	4,200	12,498	4,476	625	30,574	4,268	61,146	8,536
Lease liabilities–current	32,009	31,098	36,900	5,151	34,386	4,800	35,367	4,937
Amounts due to related parties	24,832	77,827	9,450	1,319	14,656	2,046	8,371	1,169
Financial liabilities at FVTPL	72,112	—	—	—	—	—	—	—
Put option liabilities– current	—	—	41,099	5,737	41,424	5,783	41,536	5,798
Short-term bank loans	—	—	30,019	4,190	102,275	14,277	200,408	27,976
Income taxes payable	—	—	2,077	290	—	—	—	—
Total current liabilities	7,379,407	8,591,413	542,489	75,729	601,280	83,936	683,901	95,469
Net current (liabilities)/assets	(2,305,934)	(3,221,390)	6,745,506	941,636	6,033,877	842,297	5,848,824	816,464
Our net current liabilities increased by 39.7% from RMB2,305.9 million as of December 31, 2022 to RMB3,221.4 million as of December 31, 2023, primarily due to (i) an increase in preferred shares and other financial instruments subject to redemption and other preferential rights, (ii) a decrease in financial liabilities measured at FVTPL, and (iii) a decrease in cash, partially offset by an increase in time deposits.
We record a net current asset of RMB6,745.5 million (US$941.6 million) as of December 31, 2024, as compared to net current liabilities of RMB3,221.4 million as of December 31, 2023. The significant change in our net current position was primarily due to the proceeds from our U.S. IPO and the conversion of preferred shares and other financial instruments subject to redemption and other preferential rights into equity following our U.S. IPO.
Our net current assets decreased by 10.5% from RMB6,745.5 million (US$941.6 million) as of December 31, 2024 to RMB6,033.9 million (US$842.3 million) as of June 30, 2025, primarily due to (i) a decrease in cash, cash equivalents and time deposits, (ii) a decrease in trade receivables, partially offset by (i) a decrease in other payables, deposits received and accrued expenses, and (ii) an increase in inventories.
As of August 31, 2025, our net current assets further decreased to RMB5,848.8 million (US$816.5 million), which was mainly due to the decrease in cash and cash equivalents.
Trade Payables
Our trade payables primarily represent outstanding amounts due to our suppliers for purchases of hardware materials and services in relation to our offerings. We generally settle with our suppliers within 30 to 60 days from the invoice date. Our trade payables increased 47.8% from RMB11.5 million as of December 31, 2022 to RMB17.0 million as of December 31, 2023, mainly because material payables were generally not due at year-end. Our trade payables increased by 21.8% from RMB17.0 million as of December 31, 2023 to RMB20.7 million (US$2.9 million) as of December 31, 2024 and further increased by 127.5% to RMB47.1 million (US$6.6 million) as of June 30, 2025, primarily because the natural billing period has not arrived.
The following table sets forth the aging analysis of our trade payables, based on the invoice date, as of the dates presented:
	As of December 31,				As of June 30,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 1 year	11,505	16,962	20,713	2,891	47,117	6,577
The following table sets forth our trade payables turnover days for the years/periods presented:
	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2025
Trade payables turnover days(1)	17	24	27	31

Note:
(1)
Trade payables turnover days are calculated using the average of opening balance and closing balance of trade payables for a year/period divided by revenue for the relevant year/period and multiplied by days of the year/period.

Our trade payables turnover days increased from 17 days in 2022 to 24 days in 2023, 27 days in 2024, and further to 31 days in the six months ended June 30, 2025.
As of August 31, 2025, RMB21.9 million (US$3.1 million), or 35.5% of our trade payables and amounts due to related parties as of June 30, 2025, had been subsequently settled.
Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Our preferred shares and other financial instruments subject to redemption and other preferential rights consisted of (i) other financial instruments issued to investors and (ii) convertible redeemable preferred shares.

Our preferred shares and other financial instruments subject to redemption and other preferential rights increased by 16.6% from RMB7,017.6 million as of December 31, 2022 to RMB8,181.7 million as of December 31, 2023, primarily due to an increase in convertible redeemable preferred shares of RMB1,646.7 million primarily as a result of (i) changes in the carrying amount of convertible redeemable preferred shares and (ii) issuance of new convertible redeemable preferred shares, partially offset by a decrease in other financial instruments of RMB482.5 million related to a commitment of our Group to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront.
Our preferred shares and other financial instruments subject to redemption and other preferential rights decreased from RMB8,181.7 million as of December 31, 2023 to nil as of December 31, 2024, primarily because our convertible preferred shares liabilities were converted to equity following the completion of our U.S. IPO in October 2024.
Amounts Due to Related Parties
Our amounts due to related parties increased by 213.7% from RMB24.8 million as of December 31, 2022 to RMB77.8 million as of December 31, 2023, primarily attributable to an increase in the amounts due to Guangzhou Yuji and its affiliate. Our amounts due to related parties decreased by 87.8% from RMB77.8 million as of December 31, 2023 to RMB9.5 million (US$1.3 million) as of December 31, 2024, primarily due to a decrease in the amounts due to Guangzhou Yuji and its affiliate, and a decrease in the amounts due to Yutong Group. As of December 31, 2022, 2023 and 2024, all the balances with related parties were trade in nature, unsecured, interest-free and repayable on demand. Our amounts due to related parties further increased by 54.7% from RMB9.5 million (US$1.3 million) as of December 31, 2024 to RMB14.7 million (US$2.1 million) as of June 30, 2025, primarily due to an increase in the amounts due to Yutong Group.
Time Deposits
Our time deposits increased by 141.2% from RMB1,057.3 million as of December 31, 2022 to RMB2,550.3 million as of December 31, 2023. Our time deposits decreased by 75.7% from RMB2,550.3 million as of December 31, 2023 to RMB620.1 million (US$86.6 million) as of December 31, 2024. Our time deposits further decreased by 59.4% from RMB620.1 million (US$86.6 million) as of December 31, 2024 to RMB251.7 million (US$35.1 million) as of June 30, 2025.
Cash
Our cash decreased by 25.6% from RMB2,233.7 million as of December 31, 2022 to RMB1,661.2 million as of December 31, 2023, due to purchase of time deposits. Our cash increased by 156.9% from RMB1,661.2 million as of December 31, 2023 to RMB4,268.3 million (US$595.8 million) as of December 31, 2024, due to our operating cash outflow of RMB593.6 million (US$82.9 million), cash inflow in investing activities of RMB325.5 million (US$45.4 million) and cash inflow in financing activities of RMB2,823.9 million (US$394.2 million). Our cash decreased by 10.1% from RMB4,268.3 million (US$595.8 million) as of December 31, 2024 to RMB3,836.1 million (US$535.5 million) as of June 30, 2025, due to our operating cash outflow of RMB663.4 million (US$92.6 million), cash inflow in investing activities of RMB218.7 million (US$30.5 million) and cash inflow in financing activities of RMB3.9 million (US$0.5 million).
Financial Assets at FVTPL
Our financial assets at FVTPL decreased by 74.0% from RMB1,218.5 million as of December 31, 2022 to RMB317.0 million as of December 31, 2023, primarily due to the redemption of certain wealth management products in 2023. Our financial assets at FVTPL increased by 449.6% from RMB317.0 million as of December 31, 2023 to RMB1,742.1 million (US$243.2 million) as of December 31, 2024, primarily due to our higher deposit levels and the increased equity investments held by us. Our financial assets at FVTPL remained stable at RMB1,742.1 million (US$243.2 million) and RMB1,793.5 million (US$250.4 million) as of December 31, 2024 and June 30, 2025, respectively.

We have adopted a robust investment policy, approved by the Board, that mandates a conservative investment strategy focused on capital preservation. This policy ensures that our investments remain secure and aligned with our risk management objectives. To maintain stringent oversight of all investment activities, we have established an internal control mechanism. The funding team within our finance department is responsible for reporting investment plans based on the maturity dates of financial products. These plans, regardless of the investment amount, will undergo meticulous review and are subject to approval by the CEO, ensuring a thorough vetting process. Furthermore, regular reporting intervals on our investment portfolio are in place to keep management and the Board informed on the status of our investments. Our finance department has positioned personnel with the requisite professional knowledge in fund management, who are well-versed in managing wealth management products as well as equity investments while adhering to our conservative investment strategy. Additionally, our management generally abstains from investing in products that are high-risk or exceed the scope of our professional expertise. Our Group’s investments in wealth management products after the [REDACTED] will be subject to compliance with Chapter 14 of the Listing Rules. We are committed to maintaining the highest standards of corporate governance and transparency in all our investment activities, as we believe these measures not only protect our company’s assets but also build trust with our stakeholders.
Trade Receivables
Our trade receivables primarily consisted of the outstanding amounts due from our customers for sales of our products and solutions.
Our trade receivables increased by 12.9% from RMB236.4 million as of December 31, 2022 to RMB266.9 million as of December 31, 2023, primarily due to continued new orders received as a result of our continuous efforts to expand our business. Our trade receivables decreased by 5.4% to RMB252.6 million (US$35.3 million) as of December 31, 2024, primarily due to our enhanced efforts in receivables management. Our trade receivables decreased by 4.4% from RMB252.6 million (US$35.3 million) as of December 31, 2024 to RMB241.4 million (US$33.7 million) as of June 30, 2025, primarily due to our enhanced efforts in receivables management.
Our trade receivables are normally due within 30 to 90 days from the invoice date. However, due to the impact of the macro-economy, certain customers have experienced financial difficulties, which has led to payment delays and a consequent elongation of the collection cycle. After a comprehensive assessment of our customers’ creditworthiness and completion of our internal approval procedures, we decided to extend credit periods for certain customers with strong backgrounds, such as state-owned enterprises and those with high industry recognition. Such decisions are made based on our long-term business relationship and the relatively lower default risk associated with these customers. Simultaneously, in accordance with the expected credit loss (“ECL”) model, we have made reasonable provisions for bad debts to account for potential losses in our receivables portfolio. This measure is taken to mitigate potential financial risks and to ensure the stability of our financial statements. We are committed to maintaining strict control over our outstanding receivables. Our finance team and business development personnel are responsible for overseeing and minimizing credit risks. Overdue balances are reviewed regularly by senior management.
The following table sets forth an aging analysis of our trade receivables as of the dates presented:
	As of December 31,				As of June 30,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 1 year	242,168	182,978	179,986	25,125	175,043	24,435
Over 1 year	4,526	119,504	138,058	19,272	129,718	18,108
Total	246,694	302,482	318,044	44,397	304,761	42,543

The following table sets forth our trade receivables turnover days for the years/periods presented:
	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2025
Trade receivables turnover days(1)	96	249	314	281

Note:
(1)
Trade receivables turnover days are calculated using the average of opening balance and closing balance of trade receivables (excluding provision for impairment) for a year/period divided by revenue for the relevant year/period and multiplied by days of the year/period, respectively.

Our trade receivables turnover days increased from 96 days in 2022 to 249 days in 2023, as we continued to grow our customer base and granted credit periods to accommodate customers’ payment practices. Our trade receivables turnover days further increased to 314 days in 2024 due to long aged receivables from several customers whose operations were impacted by macroeconomic environment. Our trade receivables turnover days decreased from 314 days in 2024 to 281 days in the six months ended June 30, 2025, due to improved collection of our trade receivables.
The majority of our trade receivables, RMB242.2 million or 98.2%, RMB183.0 million or 60.5%, RMB180.0 million (US$25.1 million) or 56.6%, and RMB175.0 million (US24.4 million) or 57.4%, as of December 31, 2022, 2023, 2024 and June 30, 2025 were aged within one year, respectively.
When determining the recoverability of trade receivables, we consider changes in the credit quality of the trade receivables from the date when the credit was granted to the reporting date. We also estimate the recoverable amount of trade receivables based on our historical credit loss experiences, adjusted for factors that are specific to debtors and an assessment of both the current and forecast general economic conditions at the reporting date.
We measure loss allowances at an amount equal to lifetime ECL based on historical settlement records and forward-looking information. We adopted certain expected loss rate based on the age of trade receivables. Expected loss rates are based on actual loss experience during the Track Record Period. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and our view of economic conditions over the expected lives of the receivables. As of December 31, 2022, 2023, and 2024 and June 30, 2025, we recorded loss allowances for trade receivables of RMB10.3 million, RMB35.5 million, RMB65.4 million (US$9.1 million) and RMB63.4 million (US$8.9 million), respectively.
As of December 31, 2022, 2023, and 2024 and June 30, 2025, the expected credit rates for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers for time band being more than 1 year were 55.4%, 16.7%, 35.2% and 33.6%, respectively.
The revenue of our Group increased significantly in 2022 and most of the receivables were aged within one year except for two customers. Due to a lack of historical actual loss experience, the expected credit rate for time band of “more than 1 year” as of December 31, 2022 was calculated based on our best estimate of the recoverable amount of that one particular customer. Therefore, the expected loss rate as of December 31, 2022 was significantly influenced by the lack of sample size during the year.
As the Group’s business grew, resulting in more diversified settlement terms and business lines with different customers in 2023 and 2024, we had a larger sample of trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers within the “more than 1 year” time band, which helped improve the accuracy of the estimate of the expected credit loss rate. The credit loss rates as of December 31, 2023 and 2024 were estimated based on historical actual loss results and the actual results of the recovered amount aged more than 1 year and the fluctuation from December 31, 2023 to 2024 was mainly due to the slowed cash collection and aging deterioration of receivables from certain Chinese mainland customers.
As of August 31, 2025, RMB73.7 million (US$10.3 million), or 29.4% of our trade receivables and amounts due from related parties as of June 30, 2025, had been settled. The customers to whom we granted more relaxed credit period are those with high creditworthiness and qualification. Besides, to achieve timely settlement of our trade receivables, we have proactively made collection efforts with our customers, including (i) closely monitoring the status of our trade receivables, (ii) holding periodic meetings to discuss the status of trade receivables, and (iii) timely communicating with relevant parties and remind them of due payments through various channels. We plan to step up our collection efforts by implementing more efficient and targeted strategies to ensure timely payments from our customers. We will also optimize our customer structure to focus on those who are more likely to contribute positively to our business growth, while adopting a stricter credit policy for both new and existing customers to mitigate risks and enhance our financial stability. Therefore, we do not believe there is recoverability issue as to our trade receivables.
Based on the above factors, the Directors consider that sufficient provisions have been made for the trade receivables of our Company.
Inventories
Our inventories primarily consisted of production supplies and work in progress. The following table sets out a breakdown of our inventories as of the dates presented:
	As of December 31,				As of June 30,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Production supplies	49,024	58,151	76,961	10,743	73,047	10,197
Work in progress(1)	106,981	160,069	127,744	17,833	216,882	30,276
Total	156,005	218,220	204,705	28,576	289,929	40,473

Note:
(1)
Work in progress represents vehicles in the process of landing deployment for sale.

Our inventories increased by 39.9% from RMB156.0 million as of December 31, 2022 to RMB218.2 million as of December 31, 2023, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robobus, robotaxi, and robosweeper. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million (US$28.6 million) as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as approximately RMB50 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 41.6% from RMB204.7 million (US$28.6 million) as of December 31, 2024 to RMB289.9 million (US$40.5 million) as of June 30, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan.
The following table sets forth our inventory turnover days for the years/periods presented:
	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2025
Inventory turnover days(1)	167	313	308	321

Note:
(1)
Inventory turnover days are calculated using the average of opening balance and closing balance of inventories for a year/period divided by cost of sales for the relevant year/period and multiplied by days of the year/period, respectively.

Our inventory turnover days increased from 167 days in 2022 to 313 days in 2023. The increase was due to our decision to boost inventories to ease potential supply chain pressures, while the sales did not meet our expectations compared to our inventory growth. Our inventory turnover days decreased from 313 days in 2023 to 308 days in 2024. Our turnover days increased from 308 days in 2024 to 321 days in the six months ended June 30, 2025 primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan. Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. For the years ended December 31, 2022, 2023, and 2024 and six months ended June 30, 2025, we recorded provision of inventories of nil, RMB6.4 million, RMB25.7 million (US$3.6 million) and RMB1.4 million (US$0.2 million), respectively.
We generally purchase materials based on sales demand and most of the work in progress will be subsequently sold or utilized within 1-2 years. As of August 31, 2025, RMB13.1 million (US$1.8 million), or 4.5% our inventories as of June 30, 2025, had been sold or utilized subsequent to June 30, 2025. The major unsold or unutilized inventories age over 1 year are robosweepers we purchased in 2022 as part of a strategic expansion initiative. As of December 31, 2023 and 2024, we recorded impairment loss related to these robosweepers according to expected selling prices, which was attributed to increased storage age and reduced market acceptance based on our assessment. For other vehicles and materials held by us, no material inventory impairment was identified as of December 31, 2023 and 2024, respectively, based on aging reviews and market price assessments. There were no indications of significant obsolescence or a general decline in market acceptance of these products.
We proactively evaluate market changes and strategically store production supplies in anticipation of potential supply shortages. We made provision of the value of the production supplies and work in progress based on expected utilization and we recognized the amount of any provision when the net realizable value is lower than its cost. Further, we maintain strict inventory controls that ensure our supplier chain department routinely reviews inventory aging reports and takes necessary steps to minimize the risk of obsolescence. We will strengthen our planning of sales, improve supply chain management, and optimize our sales and business terms. We also plan to establish a more professional supply chain and inventory management team, to achieve optimal inventory levels.
As such, we believe that there is no recoverability issue for inventories and a sufficient provision has been made. See “Business—Logistics and Inventory Management—Inventory Management” for more information.
Other Payables, Deposits Received and Accrued Expenses
Our other payables, deposits received and accrued expenses primarily consisted of (i) government grants received with conditions, (ii) accrued payroll and social insurance, (iii) payables for professional services, (iv) taxes payable other than income taxes, and (v) others. The following table sets out a breakdown of our other payables, deposits received and accrued expenses as of the dates presented:
	As of December 31,				As of June 30,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Government grants received with conditions(1)	139,110	176,426	184,542	25,761	187,242	26,138
Accrued payroll and social insurance	56,879	55,818	96,593	13,484	76,510	10,680
Payables for professional services	5,674	4,470	27,134	3,788	33,970	4,742
Taxes payable and others	15,532	34,592	89,486	12,493	33,126	4,625
Total	217,195	271,306	397,755	55,526	330,848	46,185

Note:
(1)
The current portion of government grants with conditions mainly represent the grants received with certain requirements, such as completing foreign capital investment, achieving enterprise scale targets, completing R&D project acceptance, and tax contribution in a specified region.

Our other payables, deposits received and accrued expenses increased by 24.9% from RMB217.2 million as of December 31, 2022 to RMB271.3 million as of December 31, 2023, primarily due to an increase in government grants received with conditions, further to RMB397.8 million (US$55.5 million) as of December 31, 2024, primarily due to (i) an increase in taxes payable other than income taxes and (ii) an increase in accrued payroll and social insurance. Our other payables, deposits received and accrued expenses decreased to

RMB330.8 million (US$46.2 million) as of June 30, 2025, primarily due to the payment of employee year-end bonus and employee individual income tax withheld. As of August 31, 2025, RMB117.9 million (US$16.5 million), or 35.6% of our other payables, deposits received and accrued expenses as of June 30, 2025, had been settled subsequent to June 30, 2025.
LIQUIDITY AND CAPITAL RESOURCES
Sources of Liquidity and Working Capital
During the Track Record Period, we financed our operating and investing activities mainly through historical equity financing activities. In October 2024, we completed our U.S. IPO on the Nasdaq Stock Market, raising gross proceeds of US$120.0 million combined with US$320.5 million concurrent private placement.
As of December 31, 2022, 2023 and 2024 and June 30, 2025, our cash and cash equivalents were RMB2,233.7 million, RMB1,661.2 million, RMB4,268.3 million (US$595.8 million) and RMB3,836.1 million (US$535.5 million), respectively. As of December 31, 2022, 2023 and 2024 and June 30, 2025, our time deposits were RMB1,057.3 million, RMB2,550.3 million, RMB620.1 million (US$86.6 million) and RMB251.7 million (US$35.1 million), respectively. As of December 31, 2022, 2023 and 2024 and June 30, 2025, our financial assets at FVTPL were RMB1,218.5 million, RMB317.0 million, RMB1,742.1 million (US$243.2 million) and RMB1,793.5 million (US$250.4 million), respectively. Our financial assets at FVTPL primarily represent our investments in wealth management products and a listed company.
We believe our cash will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our Shareholders. The incurrence of indebtedness could expose us to additional obligations and restrictions with respect to our operations. In the event that we are unable to secure sufficient financing resources in amounts or on terms acceptable to us, our business, financial condition and results of operations may be materially and adversely affected.
As of June 30, 2025, 31.8% and 68.2% of our cash, restricted cash, time deposits and current financial assets at FVTPL were held in mainland China and outside mainland China, respectively, and 9.8% and 90.1% were denominated in Renminbi and U.S. dollars, respectively. Our cash, restricted cash, time deposits and current financial assets at FVTPL as of June 30, 2025 outside mainland China were held primarily in Singapore, the U.S., and Middle East. For cash concentration disclosures, see Note 31(f) to the Accountants’ Report in Appendix I to this document.
As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries only through loans or capital contributions. We expect to repatriate a portion of the [REDACTED] from the [REDACTED] into our PRC operations for general corporate purposes within the business scope of our mainland China subsidiaries but such limitation under PRC laws and regulations could delay us from using the [REDACTED] from the [REDACTED] to make loans or capital contributions to our mainland China subsidiaries. See “Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the [REDACTED] of our offshore [REDACTED] to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Future Plans and Use of [REDACTED].” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

A substantial majority of our revenue has been denominated in RMB for the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2025. Under existing PRC laws and regulations, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following the applicable procedural requirements. However, our mainland China subsidiaries are allowed to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. See “—Holding Company Structure.” Furthermore, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Shares and ADSs.
Some of government grants received and anticipated to be received by our Company are unconditional while some have conditions attached. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China.
We received government grants in cash of RMB24.9 million, RMB52.4 million, RMB19.5 million (US$2.7 million) and RMB6.2 million (US$0.9 million) for the years ended December 31, 2022, 2023, and 2024 and six months ended June 30, 2025, respectively. Almost all the grants were provided by the governments in mainland China and received in Renminbi.
In September 2024, we borrowed RMB50.0 million (US$7.0 million) at an annual interest rate of 2.9% with a term of two years. In November and December 2024, we borrowed certain loans with a total principal amount of RMB30.0 million (US$4.2 million) at an annual interest rate of 2.5% with a term of one year. During the six months ended June 30, 2025, two commercial banks in PRC provided the Group with certain one-year short-term loans with total principal amount of RMB40.0 million (bearing annual interest rates of 2.25% and 2.30%) and RMB32.2 million (bearing annual interest rates of 2.15%), respectively.
Cash Flows
The following table sets forth the movements of our cash flows for the years/periods presented:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Net cash used in operating activities	(670,381)	(474,890)	(593,595)	(82,863)	(327,180)	(663,396)	(92,606)
Net cash (used in)/generated from investing activities	(2,202,414)	(546,944)	325,505	45,439	453,236	218,699	30,529
Net cash generated from/(used in) financing activities	2,184,588	446,954	2,823,875	394,198	(8,877)	3,899	544

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Net (decrease)/increase in cash and cash equivalents	(688,207)	(574,880)	2,555,785	356,774	117,179	(440,798)	(61,533)
Cash and cash equivalents as of January 1	2,725,568	2,233,691	1,661,152	231,888	1,661,152	4,268,300	595,832
Effect of foreign exchange rate changes	196,330	2,341	51,363	7,170	50,612	8,635	1,205
Cash and cash equivalents at the end of the year/period	2,233,691	1,661,152	4,268,300	595,832	1,828,943	3,836,137	535,504

Operating Activities
Net cash used in operating activities in the six months ended June 30, 2025 was RMB663.4 million (US$92.6 million). The difference between the loss for the period of RMB791.5 million (US$110.5 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB278.3 million (US$38.8 million), mainly consisted of share-based compensation expenses of RMB219.5 million (US$30.6 million) and depreciation and amortization of RMB73.0 million (US$10.2 million), and (ii) a net increase in working capital, which represents total current assets less total current liabilities, by RMB146.3 million (US$20.4 million). The net increase in working capital was primarily attributable to an increase in inventories of RMB115.0 million (US$16.1 million) mainly driven by increased stocking for foreseeable purchase orders, a decrease in other payables, deposits received and accrued expenses of RMB56.5 million (US$7.9 million) mainly due to the payment of bonus, partially offset by an increase in trade payables of RMB32.1 million (US$4.5 million) mainly due to the expansion of purchase scale.
Net cash used in operating activities in 2024 was RMB593.6 million (US$82.9 million). The difference between the loss for the year of RMB2,516.8 million (US$351.3 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,919.5 million (US$268.0 million), mainly consisted of share-based compensation expenses of RMB1,187.9 million (US$165.8 million) and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB465.3 million (US$65.0 million), and (ii) a net decrease in working capital, which represents total current assets less total current liabilities, by RMB7.5 million (US$1.0 million). The net decrease in working capital was primarily attributable to an increase in other payables, deposits received and accrued expenses of RMB98.6 million (US$13.8 million), a decrease in trade receivables and contract assets of RMB43.2 million (US$6.0 million) mainly due to enhanced cash collection from customers, partially offset by (i) a decrease in amounts due to related parties of RMB68.4 million (US$9.5 million) for settlement of purchase orders to Yutong Group and Yuji and its affiliate, and (ii) an increase in inventories of RMB62.3 million (US$8.7 million) mainly driven by stocking for foreseeable purchase orders.
Net cash used in operating activities in 2023 was RMB474.9 million. The difference between the loss for the year of RMB1,949.1 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,585.2 million, mainly consisted of share-based compensation expenses of RMB931.8 million, changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB554.0 million, and (ii) partially offset by a net increase in working capital by RMB108.1 million. The net increase in working capital was primarily attributable to increase in trade receivables of RMB54.1 million mainly due to the aging deterioration of receivables and longer period for cash collection, increase in inventories of RMB68.5 million driven by increased stocking for foreseeable purchase orders, and an increase in prepayments, deposits and other receivables of RMB108.4 million primarily due to prepayments for the bulk purchase of autonomous driving sensors and increased payments made on behalf of customers.
Net cash used in operating activities in 2022 was RMB670.4 million. The difference between the loss for the year of RMB1,298.5 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB991.9 million, mainly consisted of changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB479.2 million, inducement charges of warrants of RMB125.2 million and share-based compensation expenses of RMB325.4 million, and (ii) partially offset by a net increase in working capital by RMB363.8 million. The net increase in working capital was primarily attributable to an increase in trade receivables and contract assets of RMB308.9 million and an increase in inventory of RMB41.5 million driven by the increase in the sales of our autonomous driving vehicles and provision of ADAS services and partially offset by (i) an increase in other non-current liabilities and other payables, deposits received and accrued expenses of RMB14.8 million and (ii) a decrease in prepayments to and amount due from related parties by RMB9.0 million.
To better manage operating cash flow, we will implement the following measures:
•
Cash Flow Budgeting.   Establish a detailed budget at the revenue and expenditure level, comparing planned versus actual figures to ensure expenditures align with our budget and allow for timely adjustments.

•
Cash Flow Forecast.   Regularly forecast inflows and outflows to maintain adequate funding and prevent shortages.

•
Cost Control.   Strengthen expense management to reduce unnecessary spending and improve funding efficiency.

•
Working Capital Optimization.   Accelerate our trade receivable collections and optimize inventory levels to reduce capital requirements.

•
Performance Monitor.   Analyze key metrics (e.g., current ratio, burn rate) to assess our funding health and adjust our financial strategies accordingly.

Specifically, we have set a 25-year budget target, adjusting departmental budget expenditures based on this goal. Through monthly and quarterly internal management reports and meetings, we will track budget revenue achievement, expense utilization progress, and funding use, allowing for quarterly forecasts and adjustments to ensure controlled funding use. Furthermore, management will hold monthly meetings to monitor trade receivable collection, to ensure continuous follow-up on aged receivables.
Investing Activities
Cash generated from investing activities in the six months ended June 30, 2025 was RMB218.7 million (US$30.5 million), consisting primarily of proceeds from maturity of time deposits of RMB468.6 million (US$65.4 million) and partially offset by payments for purchase of property and equipment of RMB134.4 million (US$18.8 million) and purchase of time deposits of RMB100.0 million (US$14.0 million).
Cash generated from investing activities in 2024 was RMB325.5 million (US$45.4 million), consisting primarily of proceeds from maturity of time deposits of RMB5,156.8 million (US$719.9 million) and proceeds from sales of financial assets measured at FVTPL of RMB324.8 million (US$45.3 million), partially offset by payments for purchase of financial assets at FVTPL of RMB1,807.5 million (US$252.3 million) and purchase of time deposits of RMB3,257.0 million (US$454.7 million).
Cash used in investing activities in 2023 was RMB546.9 million, consisting primarily of purchase of time deposits of RMB2,915.3 million and payments for purchase of financial assets at FVTPL of RMB1,965.3 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB2,925.3 million and proceeds from maturity of time deposits of RMB1,454.4 million.
Cash used in investing activities in 2022 was RMB2,202.4 million, consisting primarily of purchase of financial assets at FVTPL of RMB2,041.2 million and purchase of time deposits of RMB1,487.9 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB929.8 million.
Financing Activities
Cash generated from financing activities in the six months ended June 30, 2025 was RMB3.9 million (US$0.5 million), consisting primarily of proceeds from bank loans of RMB72.2 million (US$10.1 million), proceeds from issuance of Class A Ordinary Shares for exercise of share options of RMB25.5 million (US$3.6 million), partially offset by payment of withholding tax arising from the settlement of vested restricted share units of RMB50.8 million (US$7.1 million), payment of lease liabilities of RMB28.5 million (US$4.0 million), payment of [REDACTED] expenses relating to the public offering of RMB10.8 million (US$1.5 million) and payment of bank loans on RMB2.5 million (US$0.3 million).
Cash generated from financing activities in 2024 was RMB2,823.9 million (US$394.2 million), consisting primarily of proceeds from issuance of ordinary shares relating to our U.S. IPO and exercise of the over-allotment option, net of commissions of RMB3,170.8 million (US$442.6 million) which was partially offset by payment of withholding tax arising from the settlement of vested restricted share units of RMB394.2 million (US$55.0 million).
Cash generated from financing activities in 2023 was RMB447.0 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB485.3 million.
Cash generated from financing activities in 2022 was RMB2,184.6 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB2,163.4 million.
Contractual Obligations
Our contractual obligations primarily include (i) our operating lease obligations, (ii) our obligations to repurchase equity interest of and make payment to certain investors in one of our subsidiaries if certain agreed performance condition is not satisfied, (iii) vehicle purchase agreements with our OEM partners, and (iv) research and development service agreement with another OEM partner.
Our operating lease obligations primarily related to the rentals for office premises, staff accommodations and garage in mainland China and outside mainland China. Our leasing expense was RMB33.1 million, RMB37.1 million, RMB40.2 million (US$5.6 million) and RMB26.9 million (US$3.8 million) for the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2025, respectively.
The following table sets forth our operating lease obligations as of June 30, 2025.
		Payment Due by Period
	Total	Less Than 1 year	1–2 Years	2–5 Years
	(RMB in thousands)
Operating lease commitment	59,385	35,899	14,428	9,058
In addition, WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the terms of the shareholders agreement, the investors have the right to require us to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require us to pay any shortfall if their investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. Based on negotiation among us and the shareholders of Wenyuan Yuexing, we have redeemed 15% equity from one of the investors in 2021. Our total liabilities under the aforementioned obligations were RMB41.4 million (US$5.8 million) as of June 30, 2025.
We entered into a vehicle purchase agreement with an affiliate of our Shareholder, pursuant to which we committed to purchase vehicles with an aggregated purchase amount of RMB100.3 million (US$14.0 million) in 2024. As of June 30, 2025, we had paid RMB62.0 million (US$8.7 million) under this vehicle purchase agreement.
We also entered into a vehicle purchase agreement with a third-party OEM partner, pursuant to which we committed to purchase vehicles manufactured by this third-party OEM partner with an aggregated purchase amount of RMB32.7 million (US$4.6 million) in 2024 and 2025. As of June 30, 2025, we had paid RMB18.6 million (US$2.6 million) under this vehicle purchase agreement.

Furthermore, we entered into a research and development service agreement with another OEM partner, pursuant to which we will purchase research and development services with an aggregated purchase amount of RMB216.8 million (US$30.3 million) in 2024 and 2025. As of June 30, 2025, no research and development services had been provided and we have not paid any consideration yet.
We intend to fund our existing and future material cash requirements with our existing cash balance. Other than as discussed above, we did not have any significant capital or other commitments, long-term or other contractual obligations or guarantees, including relating to contracts entered into with our OEM partners and Tier-1 supplier partners, as of June 30, 2025.
CASH OPERATING COSTS
The following table sets forth key information relating to our cash operating cost for the years/periods presented:
	Year Ended December 31,				Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Personnel-related expenses(1)	471,217	566,735	725,604	101,290	324,556	453,548	63,313
Direct service and production costs, including materials(2)	260,165	127,462	193,345	26,990	(54,064)	22,170	3,095
R&D(3)	116,138	148,234	234,773	32,773	78,858	151,210	21,108
Product/servicing marketing(4)	6,697	6,466	16,340	2,281	5,233	9,310	1,300
Non-income taxes, royalties and other governmental charges	136	4,619	1,107	155	1,768	929	130
Total	854,353	853,516	1,171,169	163,489	356,351	637,167	88,946

Notes:
(1)
Cash operating costs relating to personal-related expenses represent the sum of payroll and employee benefits expenses under research and development expenses, administrative expenses, cost of revenue and selling expenses (excluding share-based compensation expenses which is non-cash in nature), adjusted for changes in other payables, deposits received and accrued expenses relating to payroll and employee benefits expenses as of previous and current end of period under the above operating expenses.

(2)
Cash operating costs relating to direct service and production costs, including materials, including cost of goods sold from cost of revenue (excluding employee benefit expenses and non-cash items under cost of revenue) adjusted for changes in prepayments and other receivables, inventories, trade payables and amounts due to related parties relating to cost of revenue as of previous and current end of period.

(3)
R&D costs under cash operating costs represent research and development expenses (excluding payroll and employee benefits expenses, share-based compensation expenses and non-cash items under research and development expenses) adjusted for changes in other payables, deposits received and accrued expenses relating to R&D activities as of previous and current end of period.

(4)
Cash operating costs relating to product/service marketing represent selling expenses (excluding payroll and employee benefits expenses and share-based compensation expenses and non-cash items under selling and marketing expenses) adjusted for changes in other payables, deposits received and accrued expenses relating to sales and marketing activities as of previous and current end of period.

INDEBTEDNESS
The following table sets forth the details of our indebtedness as of the dates presented:
	As of December 31,				As of June 30,		As of August 31,
	2022	2023	2024		2025		2025
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(unaudited)
Current liabilities:
Preferred shares and other financial instruments subject to redemption and other preferential rights(1)	7,017,554	8,181,722	—	—	—	—	—	—
Lease liabilities–current	32,009	31,098	36,900	5,151	34,386	4,800	35,367	4,937
Put option liabilities–current(2)	—	—	41,099	5,737	41,424	5,783	41,536	5,798
Short-term bank loans	—	—	30,019	4,190	102,275	14,277	200,408	27,976
Non-current liabilities:
Lease liabilities–non-current	35,864	22,309	26,059	3,638	21,198	2,959	23,418	3,269
Put option liabilities– non-current(2)	39,812	40,449	—	—	—	—	—	—
Long-term bank loan	—	—	50,040	6,985	47,534	6,635	47,772	6,669
Total	7,125,239	8,275,578	184,117	25,701	246,817	34,454	348,501	48,649

Notes:
(1)
Preferred shares and other financial instruments subject to redemption and other preferential rights consisted of (i) other financial instruments issued to investors and (ii) convertible redeemable preferred shares. See Note 23 to the Accountants’ Report in Appendix I to this document.

(2)
WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the terms of the shareholders agreement, the investors have the right to require us to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require us to pay any shortfall if their investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. Based on negotiation among us and the shareholders of Wenyuan Yuexing, we have redeemed 15% equity from one of the investors in 2021. See Note 24 to the Accountants’ Report in Appendix I to this document.

Bank Loans
As of December 31, 2022 and 2023, we did not have any bank loans. As of December 31, 2024, June 30, 2025 and August 31, 2025, we had bank loans of RMB80.1 million (US$11.2 million), RMB149.8 million (US$20.9 million) and RMB248.2 million (US$34.6 million), respectively. The short-term bank loans we had bear an annual interest rate ranging from 2.15% to 2.5%, with a term of one year. The long-term bank loan we had bears an annual interest rate of 2.9%, with a term of two years.

The following table sets forth a breakdown of our bank loans as of the dates presented:
	As of December 31,				As of June 30,		As of August 31,
	2022	2023	2024		2025		2025
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(unaudited)
Bank loans
Secured and unguaranteed	—	—	50,040	6,985	87,554	12,222	117,871	16,455
Unsecured and unguaranteed	—	—	30,019	4,190	62,255	8,690	130,309	18,190
Total	—	—	80,059	11,175	149,809	20,912	248,180	34,645
As of August 31, 2025, we had unutilized banking facilities of RMB50.0 million (US$7.0 million).
Lease Liabilities
Our lease liabilities primarily relate to our leased properties for office premises. Our lease liabilities decreased from RMB67.9 million as of December 31, 2022 to RMB53.4 million as of December 31, 2023, primarily due to a decrease in rents for the newly leased premises. Our lease liabilities increased from RMB53.4 million as of December 31, 2023 to RMB63.0 million (US$8.8 million) as of December 31, 2024, primarily due to our additional office lease. Our lease liabilities decreased from RMB63.0 million (US$8.8 million) as of December 31, 2024 to RMB55.6 million (US$7.8 million) as of June 30, 2025, primarily due to regular payment of rent. As of August 31, 2025, we had lease liabilities of RMB58.8 million (US$8.2 million).
The following table shows the remaining contractual maturities of our lease liabilities as of the dates presented:
	As of December 31,				As of June 30,		As of August 31,
	2022	2023	2024		2025		2025
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(unaudited)
Within 1 year	32,009	31,098	36,900	5,151	34,386	4,800	35,367	4,937
After 1 year but within 2 years	20,626	15,658	20,883	2,915	13,237	1,848	13,068	1,824
After 2 years but within 5 years	15,238	6,651	5,176	723	7,961	1,111	10,350	1,445
	67,873	53,407	62,959	8,789	55,584	7,759	58,785	8,206
Indebtedness Statement
Our Directors confirm that there has not been any material change in our indebtedness since August 31, 2025, being the latest practicable date for the purpose of our indebtedness statement, and up to the Latest Practicable Date. Our Directors confirm that, as of the Latest Practicable Date, there was no restrictive covenant in our indebtedness which could significantly limit our ability to obtain future financing, nor did us experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings or breach of covenant during the Track Record Period and up to the Latest Practicable Date. As of the Latest Practicable Date, we did not have plans for other material external debt financing.
Except as disclosed above, we did not have, as of August 31, 2025, any outstanding debt securities, mortgage, charges, debentures or other loan capital (issued or agreed to be issued), bank overdrafts, loans, liabilities under acceptance or acceptance credits, or other similar indebtedness, leasing and financial leasing commitments, hire purchase commitments, guarantees or other material contingent liabilities.
CONTINGENT LIABILITIES
As of the Latest Practicable Date, we did not have any contingent liabilities.

KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios for the years/periods and as of the dates presented.
	As of/Year Ended December 31,			As of/Six Months Ended June 30,
	2022	2023	2024	2025
Gross margin	44.1%	45.7%	30.7%	30.6%
R&D expenditure ratio(1)	74.5%	61.3%	47.8%	67.8%
Current ratio(2)	0.69	0.63	13.43	11.04

Notes:
(1)
R&D expenditure ratio is calculated by dividing the R&D expenditure by the total operating expenditure for the years/periods presented, which consisted of research and development expenses, administrative expenses and selling expenses, adjusted by adding back intangible assets acquired from third parties for R&D activities, and deducting amortization expense of intangible assets included in R&D expenses. See “—R&D Expenditure and Total Operating Expenditure” for details.

(2)
Current ratio is calculated based on total current assets divided by total current liabilities as of the dates presented.

R&D EXPENDITURE AND TOTAL OPERATING EXPENDITURE
During the Track Record Period, our R&D expenditure consisted of research and development expenses adjusted by adding back intangible assets acquired from parties and deducting amortization expense of intangible assets included in R&D expenses. The following table sets forth our R&D expenditure over the Track Record Period presented:
	Year Ended December 31,				Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Research and development expenses	758,565	1,058,395	1,091,357	152,348	517,210	644,635	89,988
Adjustments:
Add: Intangible assets acquired from third parties	2,243	127	1,504	210	—	117	16
Less: Amortization expense of intangible assets included in R&D expenses	(283)	(281)	(300)	(42)	(144)	(220)	(31)
R&D expenditure	760,525	1,058,241	1,092,561	152,516	517,066	644,532	89,973
Total R&D expenditure			2,911,327(1)	406,406		3,555,859(2)	496,379

Notes:
(1)
Total R&D expenditure for the three financial years prior to [REDACTED].

(2)
Total R&D expenditure over the Track Record Period.

The following table sets forth our total operating expenditure over the Track Record Period presented:
	Year Ended December 31,				Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Research and development expenses	758,565	1,058,395	1,091,357	152,348	517,210	644,635	89,988
Administrative expenses	237,236	625,369	1,138,802	158,970	208,293	278,942	38,939
Selling expenses	23,574	41,447	53,566	7,478	22,784	27,780	3,878
Adjustments:
Add: Intangible assets acquired from third parties and capitalized in R&D software	2,243	127	1,504	210	—	117	16
Less: Amortization expense of intangible assets included in R&D expenses	(283)	(281)	(300)	(42)	(144)	(220)	(31)
Total operating expenditure	1,021,335	1,725,057	2,284,929	318,964	748,143	951,254	132,790
Total operating expenditure(1)			5,031,321(2)	702,345		5,982,575(3)	835,135

Notes:
(1)
Total operating expenditure consisted of research and development expenses, administrative expenses and selling expenses, adjusted by adding intangible assets acquired from third parties for R&D activities, and deducting amortization expense of intangible assets included in R&D expenses.

(2)
Total operating expenditure for the three financial years prior to [REDACTED].

(3)
Total operating expenditure over the Track Record Period.

The following table sets forth our R&D expenditure ratio for the years/periods presented and total R&D expenditure ratio over the Track Record Period:
	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
R&D expenditure ratio(1)	74.5%	61.3%	47.8%	69.1%	67.8%
Total R&D expenditure ratio			57.9%(2)		59.4%(3)

Notes:
(1)
Calculated by dividing the R&D expenditure for the years/periods presented by the total operating expenditure for the years/periods presented.

(2)
Calculated by dividing total R&D expenditure for the three financial years prior to [REDACTED] by total operating expenditure for the three financial years prior to [REDACTED].

(3)
Calculated by dividing total R&D expenditure over the Track Record Period by total operating expenditure over the Track Record Period.

CAPITAL EXPENDITURE
Our capital expenditures were RMB82.7 million, RMB37.0 million, RMB85.5 million (US$11.9 million) and RMB134.5 million (US$18.8 million) for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, respectively. Capital expenditures primarily represent expenditures on payments for purchase of property and equipment, and intangible assets. The following table sets forth our capital expenditure for the years/periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(unaudited)
Purchase of property and equipment	(80,812)	(36,650)	(84,004)	(11,726)	(33,272)	(134,354)	(18,755)
Purchase of intangible assets	(1,881)	(304)	(1,504)	(210)	—	(117)	(16)
Total	(82,693)	(36,954)	(85,508)	(11,936)	(33,272)	(134,471)	(18,771)
We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development. We intend to fund our future capital expenditures with our existing cash balance and [REDACTED] from the [REDACTED]. See “Future Plans and Use of [REDACTED].” We may adjust our capital expenditures for any given year/period according to our development plans or in light of market conditions and other factors we believe to be appropriate.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Prior to completion of our U.S. IPO on October 25, 2024, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. We identified and our independent registered public accounting firm, in connection with their audits, identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025. We have taken measures and plan to continue to take measures to remediate these deficiencies. We plan to (i) provide IFRS reporting training to enhance our team’s finance and accounting capabilities, (ii) hire more experienced professionals and engage external experts when needed to strengthen the financial reporting function, (iii) conduct regular internal control assessments, (iv) update financial reporting policies to ensure compliance, and (v) further improve our reporting processes for timely and accurate handling of complex accounting issues. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our General Operations—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”
As a company with less than US$1.235 billion in revenue for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting.

In preparation for the [REDACTED], we have engaged an independent third party consultant, or the Internal Control Consultant, to perform a review over selected areas of our internal controls over financial reporting, or the Internal Control Review, and a follow-up review during the period from January 2025 to February 2025. The Internal Control Review and the follow-up review performed by our Internal Control Consultant constituted a Long Form Report engagement pursuant to the relevant technical bulletin AATB1 issued by the Hong Kong Institute of Certified Public Accountants.
The scope of the Internal Control Review performed by the Internal Control Consultant was agreed in advance between our Company, the Joint Sponsors and the Internal Control Consultant. The selected areas of the internal controls over financial reporting that were reviewed by our Internal Control Consultant included entity-level controls and business process level controls, covering revenue and receivables, purchases and payables, inventories, payroll, assets management, treasury, insurance, taxation, contract management, general controls of information technology, research and development, intellectual property and trademark management. As a result of the Internal Control Review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our Internal Control Consultant. The Internal Control Consultant performed the follow-up review in February 2025 to review the status of the actions taken by the Company to address the findings of the Internal Control Review. No material deficiencies were identified as part of the Internal Control Review and the Internal Control Consultant did not have any further recommendation in the follow-up review. The Internal Control Review was conducted based on information provided by us and no assurance or opinion on internal controls was expressed by the Internal Control Consultant. On this basis, our Directors are of the view that the measures adopted for enhancing our internal control over financial reporting are adequate and effective in this context.
HOLDING COMPANY STRUCTURE
WeRide Inc. is a holding company with no material operations of its own. We conduct our business primarily through our subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
DIVIDEND AND DIVIDEND POLICY
During the Track Record Period, we did not pay or declare any dividend. According to our dividend policy, the Articles of Association and applicable laws and regulations, the determination to pay dividends will be made at the discretion of our Directors and will depend upon, among others, the financial results, cash flow, business conditions and strategies, future operations and earnings, capital requirements and expenditure plans, any restrictions on payment of dividends, and other factors that our Directors may consider relevant. We do not have a pre-determined dividend payout ratio. We will continue to re-evaluate our dividend policy in light of our financial condition and the prevailing economic environment.
As advised by our Cayman legal advisors, we are a holding company incorporated under the laws of the Cayman Islands, pursuant to which, the financial position of accumulated losses does not prohibit us from declaring and paying dividends to our Shareholders, as dividends may still be declared and paid out of our share premium account notwithstanding our profitability, provided that our Company satisfies the solvency test set out in the Cayman Companies Act.

WORKING CAPITAL CONFIRMATION
We recorded net current assets as of December 31, 2022, and 2023, excluding “preferred shares and other financial instruments subject to redemption and other preferential rights.” This item was classified as a current liability solely due to the presence of outstanding preferred shares and other financial instruments subject to redemption and other preferential rights prior to our U.S. IPO. All such preferred shares and other financial instruments subject to redemption and other preferential rights were converted into our Shares in connection with our U.S. IPO. We recorded net current assets as of December 31, 2024, June 30, 2025 and August 31, 2025, respectively.
The Directors are of the opinion that, taking into account of the financial resources available to us, including cash and cash equivalents and the estimated net [REDACTED] from the [REDACTED], we have sufficient working capital for our requirements for at least the next 12 months from the date of this document.
Our cash burn rate refers to the average monthly aggregate amount of (i) net cash used in operating activities, (ii) payments for purchase of property and equipment, (iii) payments for purchase of intangible assets, (iv) payment of capital element of lease liabilities, and (v) payment of interest element of lease liabilities. Our historical cash burn rate was RMB65.9 million, RMB46.1 million, RMB60.5 million, RMB64.5 million and RMB137.7 million (US$19.2 million) for the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, respectively, which were mainly due to our investment in R&D activities. The increase in the cash burn rate from the year ended December 31, 2024 to the six months ended June 30, 2025 was primarily attributable to higher purchase of vehicle inventories in anticipation of foreseeable purchase orders, and an increase in purchase of property and equipment for R&D activities. The total cash used during the Track Record Period in relation to the historical cash burn rate was RMB2,896.6 million (US$404.3 million). We had cash, cash equivalents and time deposits of RMB4,087.9 million (US$570.6 million), current financial assets at FVTPL of RMB1,735.3 million (US$242.2 million) and unutilized banking facilities of RMB147.8 million (US$20.6 million) as of June 30, 2025. All our time deposits and current financial assets at FVTPL mature within three months, except for the large-denomination certificates of deposit which have a one-year term and are transferable through bank-designated channels at a price mutually agreed upon by the buyer and seller, generally within a price range suggested by the bank. The terms of such large-denomination certificates of deposit also allow for early redemption, either in part or in full, with interest accruing at the demand deposit rate based on the actual holding period.
We estimate that we will receive net [REDACTED] of approximately HK$[REDACTED] (equivalent to approximately RMB[REDACTED]) after deducting the [REDACTED] fees and expenses payable by us in the [REDACTED], assuming that the [REDACTED] is not exercised and based on the maximum [REDACTED] of HK$[REDACTED] per [REDACTED]. Assuming that the average cash burn rate going forward will be RMB120.0 million, based on the underlying assumptions that (i) we will increase our investment in research and development and recruit more engineers and technical talents to maintain our technological advantage; (ii) we do not expect substantial capital investment; and (iii) we do not expect significant acquisitions of fixed assets, we estimate that our cash and cash equivalents, time deposits and current financial assets at FVTPL will be able to maintain our financial viability for approximately 50 months (from June 30, 2025 to August 31, 2029) or, if we take into account 10% of the estimated net [REDACTED] from the [REDACTED] (namely, the portion allocated for our working capital and other general purposes), approximately [51] months or, if we take into account 100% of the estimated net [REDACTED] from the [REDACTED], for approximately [64] months. We will continue to monitor our cash flows from operations closely and maintain our financial viability through a variety of means, including, among others, banking facilities and external financings. See “—Indebtedness.”
DISTRIBUTABLE RESERVES
As of August 31, 2025, we did not have any distributable reserves.
RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. During the Track Record Period, we entered into various related party transactions. See Note 33 to the Accountants’ Report in Appendix I to this document.

Our Directors are of the view that each of the significant related party transactions set out in Note 33 to the Accountants’ Report included in Appendix I to this document was conducted on an arm’s length basis and would not distort our track record results or make our historical results not reflective of our future performance.
OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS
As of the Latest Practicable Date, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our Shares and classified as shareholder’s equity or that are not reflected in our historical financial information. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
FINANCIAL RISKS MANAGEMENT
Our activities expose us to a variety of financial risks, including credit risk, liquidity risk, interest rate risk, foreign currency risk, fair value measurement and cash concentration. Our overall risk management procedures focus on the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance. See Note 30 to the Accountants’ Report included in Appendix I to this document.
Credit Risk
We are exposed to credit risk in relation to our trade receivables, amount due from related parties, contract assets, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables. Our exposure to credit risk arising from time deposits, financial assets at FVTPL, cash, cash equivalents and restricted cash is limited because the counterparties are banks with high-credit-quality, for which we consider to have low credit risk. We do not provide any guarantees which would expose us to credit risk.
Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of December 31, 2022, 2023 and 2024 and June 30, 2025, 26%, 44%, 28% and 7% of the total trade receivables and contract assets were due from our largest customer, 91%, 47%, 37% and 19% of the total trade receivables, prepayments and amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from our five largest customers, respectively.
We performed individual credit evaluations on all our customers requiring credit over a certain amount, focusing on our customer’s past history of making payments when due and current ability to pay, and take into account information specific to our customer as well as pertaining to the economic environment in which our customer operates. Trade receivables are due within 30 to 90 days from the invoice date. We generally do not obtain collateral from our customers.
Liquidity Risk
Individual operating entities within our Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to the approval by the Board when the loans and borrowings exceed certain predetermined levels of authority. Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and longer term.
Interest Rate Risk
Interest-bearing financial instruments at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weight of the fixed and floating rate interest-bearing instruments based on the current market conditions and perform regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We do not enter into financial derivatives to hedge interest rate risk.
Foreign Exchange Risk
We are exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a currency other than the respective functional currencies of our companies. Foreign exchange rate risks exist primarily for the U.S. dollar.
As of June 30, 2025, we had cash and cash equivalents denominated in U.S. dollar amounting to US$296.5 million, trade receivables in U.S. dollar amounting to US$4.8 million and intercompany payables in U.S. dollar amounting to US$209.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on June 30, 2025 would result in a decrease of RMB65.9 million in cash and cash equivalents, trade receivables and intercompany payables. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on June 30, 2025 would result in an increase of RMB65.9 million in cash and cash equivalents, trade receivables and intercompany payables. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise.
In addition, the value of your [REDACTED] in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Exchange differences on translation of financial statements of foreign operations
The results of foreign operations are translated into RMB at the average exchange rates for the period. Statement of financial position items are translated into RMB at the foreign exchange rates at the end of the years/periods presented. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve. The exchange differences on translation of foreign operations, which will not be reclassified to profit or loss in subsequent periods, arose from our subsidiaries located in Hong Kong and the United States. These subsidiaries, like the parent company, use U.S. dollars as their functional currency. The financial statements of those subsidiaries had been directly translated into the presentation currency, i.e., RMB, and the exchange differences had been separately accumulated in respect of these subsidiaries. Therefore, no reclassification of these differences in respect of those subsidiaries is required or permitted in our consolidated financial statements because these subsidiaries were not foreign operations from the currency perspective, in which these subsidiaries conducted business activities.
[REDACTED] EXPENSES INCURRED AND TO BE INCURRED
[REDACTED] expenses include professional fees, [REDACTED], and other fees incurred in connection with the [REDACTED]. We estimate that our [REDACTED] expenses will be approximately HK$[REDACTED], representing approximately [REDACTED]% of the gross [REDACTED] from the [REDACTED] (based on the maximum [REDACTED] of HK$[REDACTED] per [REDACTED]), which consist of (i) [REDACTED] expenses (including but not limited to [REDACTED] and fees) of approximately HK$[REDACTED], and

(ii) [REDACTED] expenses of approximately HK$[REDACTED], including (a) fees and expenses of legal advisers and accountants of approximately HK$[REDACTED], and (b) other fees and expenses of approximately HK$[REDACTED]. HK$[REDACTED] of the [REDACTED] expenses which is directly attributable to the [REDACTED] of our Shares to the [REDACTED] in the [REDACTED] is expected to be recognized directly as a deduction from equity upon the [REDACTED], HK$[REDACTED] has been charged to profit or loss during Track Record Period, and the remaining amount of HK$[REDACTED] of the [REDACTED] expenses is expected to be expensed prior to the [REDACTED].
UNAUDITED [REDACTED] STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS
For the unaudited [REDACTED] statement of adjusted net tangible assets of our Group prepared in accordance with Rule 4.29 of the Listing Rules for illustrating the effect of the [REDACTED] on the consolidated net tangible assets of our Group attributable to the equity shareholders of the Company as at June 30, 2025 as if the [REDACTED] were completed on June 30, 2025, please refer to Appendix II to this document.
NO MATERIAL ADVERSE CHANGE
Our Directors have confirmed that there has been no material adverse change in our financial or trading position or prospects since June 30, 2025, being the end date of our latest historical financial information set out in the Accountants’ Report included in Appendix I to this document, and up to the date of this document.
DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES
Our Directors confirm that, as of the Latest Practicable Date, there are no circumstances that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

CONNECTED TRANSACTION
OVERVIEW
Prior to the [REDACTED], our Group has entered into certain transaction with the following person who will become our connected person upon the [REDACTED]. Such transactions will continue following the [REDACTED] and will constitute our continuing connected transaction under the Listing Rules.
Our Company will continue to be subject to and regulated by the SEC and Nasdaq rules and other applicable U.S. laws and regulations so long as our ADSs are publicly traded on Nasdaq. The requirements of the Listing Rules relating to connected transactions are different in many aspects from comparable rules in the U.S. In particular, the definition of a connected person under the Listing Rules is different from the definition of related parties under the SEC and Nasdaq rules. Therefore, a connected transaction as defined under the Listing Rules may or may not constitute a related party transaction under applicable SEC and Nasdaq rules, and vice versa.
CONNECTED PERSON
The table below sets out our connected person involved in the continuing connected transaction with our Group upon the [REDACTED] and the nature of its connection with our Company.
Connected person	Connected relationship
Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司), or Guangzhou Yuji	A majority-controlled company of Mr. Ming Han (韓明), a brother of Dr. Han who is the chairman of our Board, executive Director, CEO, and one of our single largest group of Shareholders, and therefore a connected person of our Company pursuant to Rule 14A.07(4) of the Listing Rules
PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTION
Mapping and Data Services Procurement Framework Agreement
Principal Terms
On October 15, 2025, Wenyuan Guangzhou [entered] into a mapping and data services procurement framework agreement, or the Mapping and Data Services Procurement Framework Agreement, with Guangzhou Yuji, pursuant to which our Group will procure certain mapping and data services, or Mapping and Data Services, including but not limited to production and collection of high-definition maps, data collection and labelling services, and other data services for our autonomous driving business from Guangzhou Yuji and its subsidiaries.
The term of the Mapping and Data Services Procurement Framework Agreement will commence from the [REDACTED] and will expire on December 31, 2027. The Mapping and Data Services Procurement Framework Agreement may be renewed as the parties may mutually agree, subject to compliance with the Listing Rules and other applicable laws and regulations.
Subject to the terms of the Mapping and Data Services Procurement Framework Agreement, we will enter into specific agreement or place specific orders with Guangzhou Yuji or its subsidiaries which will set out the specific terms and conditions for the procurement of the Mapping and Data Services.
Reasons for and Benefits of the Transactions
Guangzhou Yuji possesses the necessary license and qualification under applicable PRC laws and regulations to provide a wide range of reliable Mapping and Data Services with a team of experienced technical professionals in the field. With its professional qualifications and technical expertise, Guangzhou Yuji is able to provide high-quality mapping and data services with accuracy, reliability and consistency that meet our requirements and quality standards. Our Group has been procuring such services from Guangzhou Yuji and its subsidiaries to support our autonomous driving business in our ordinary and usual course of business and on normal commercial terms or better. Guangzhou Yuji has also been familiar with our business needs and technical requirements.
Pricing Policy
The price for the Mapping and Data Services will be determined by our Group and Guangzhou Yuji through arm’s length negotiation based on factors applicable to all providers, including but not limited to: (i) the actual time spent by Guangzhou Yuji’s and its subsidiaries’ personnel in providing the services, calculated based on hours; and (ii) the average labor costs in the relevant local markets where the services are rendered.
Historical Amount, Proposed Annual Caps and Basis
The procurement amount of the Mapping and Data Services provided by Guangzhou Yuji and its subsidiaries was RMB30.3 million, RMB111.5 million, RMB90.1 million, and RMB32.4 million for the three years ended December 31, 2022, 2023, and 2024 and the six months ended June 30, 2025, respectively.
The proposed annual caps of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement are RMB65 million, RMB70 million, and RMB70 million for the three years ending December 31, 2027, respectively.
In arriving at the above proposed annual caps, our Directors have considered the following factors:
(i)
the historical rates charged by Guangzhou Yuji and its subsidiaries for the Mapping and Data Services; and

(ii)
our expected decrease in external procurement demand for data-related services (including data collection, data labeling, and data processing) for the three years ending December 31, 2027 primarily due to enhancement of our in-house capabilities. We have been developing and expanding our internal team that possesses the requisite expertise to undertake certain data-related work which, as advised by our PRC Legal Advisor, does not require specific certificate or license and is not subject to foreign investment restrictions under applicable PRC laws and regulations.

Listing Rules Implications
As the highest applicable percentage ratio in respect of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement is expected to be greater than 0.1% but less than 5% on an annual basis but the total consideration on an annual basis is greater than HK$3 million, these transactions will be subject to the reporting, announcement, and annual review requirements but exempt from the circular and independent Shareholders’ approval requirements pursuant to Rule 14A.76 of the Listing Rules.
WAIVER APPLICATION
Upon the [REDACTED], the transaction set out in “—Partially-exempt Continuing Connected Transaction” in this section will constitute partially-exempt continuing connected transaction of our Company under the Listing Rules, which will be subject to the reporting, announcement, and annual review requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.
We have applied for, and the Stock Exchange [has] granted us, a waiver pursuant to Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement under Chapter 14A of the Listing Rules in respect of the continuing connected transaction set out in “—Partially-exempt Continuing Connected Transaction” in this section, subject to the condition that the aggregate amount of the continuing connected transaction for each relevant financial year shall not exceed the relevant proposed annual caps set out above.
In addition, our Directors confirm that we will comply with the applicable requirements under Chapter 14A of the Listing Rules and will immediately inform the Stock Exchange if any of the proposed annual caps set out above are exceeded, or when there is a material change in the terms of the transaction.

CONFIRMATION OF DIRECTORS
Our Directors (including the independent non-executive Directors) are of the view that (i) the partially-exempt continuing connected transaction set out above has been entered into in the ordinary and usual course of business of our Group, is on normal commercial terms or better, and is fair and reasonable and in the interests of our Group and our Shareholders as a whole, and (ii) the proposed annual caps of the partially-exempt continuing connected transactions are fair and reasonable and in the interests of our Group and our Shareholders as a whole.

SUBSTANTIAL SHAREHOLDERS
SUBSTANTIAL SHAREHOLDERS
So far as our Directors are aware, immediately following the completion of the [REDACTED] (assuming that the [REDACTED] is not exercised and no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan), the following persons will have interests or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to our Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO.
Shareholder	Nature of interest	Number of Shares interested in as of the Latest Practicable Date(1)(2)	Approximate percentage of interest in each class of Shares as of the Latest Practicable Date(2)	Number of Shares interested in immediately following the completion of the [REDACTED](1)(3)	Approximate percentage of interest in each class of Shares immediately following the completion of the [REDACTED](3)
			(%)		(%)
Class A Ordinary Shares
Zhengzhou Xufeng(4)	Beneficial interest	[26,131,270] (L)	[2.96]	[REDACTED]	[REDACTED]
	Interest in controlled corporation	[40,913,212] (L)	[4.63]	[REDACTED]	[REDACTED]
Beijing Xufeng(4)	Beneficial interest	[40,913,212] (L)	[4.63]	[REDACTED]	[REDACTED]
Alliance Ventures(5)	Beneficial interest	63,680,080(L)	[7.21]	[REDACTED]	[REDACTED]
Qiming Venture Partners V, L.P.(6)	Beneficial interest	47,787,195(L)	5.41	[REDACTED]	[REDACTED]
Qiming Corporate GP V, Ltd.(6)	Interest in controlled corporation	49,269,870(L)	5.58	[REDACTED]	[REDACTED]
Humber Partners(7)	Beneficial interest	11,129,666(L)	[1.26]	[REDACTED]	[REDACTED]
Class B Ordinary Shares
XHL(8)	Beneficial interest	24,850,000(L)	45.33	[REDACTED]	[REDACTED]
THL(8)	Beneficial interest	16,399,590(L)	29.92	[REDACTED]	[REDACTED]
Humber Partners(7)	Beneficial interest	13,564,823(L)	24.75	[REDACTED]	[REDACTED]

Notes:
(1)
The letter “L” denotes the person’s long position in the Shares.

(2)
Based on the assumptions that (i) no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan, (ii) no Class B Ordinary Shares are converted into Class A Ordinary Shares, and (iii) the relevant Shareholders will not acquire or dispose of any Shares between the Latest Practicable Date and the [REDACTED].

(3)
Based on the assumptions that (i) the [REDACTED] is not exercised, (ii) no further Class A Ordinary Shares are allotted and issued under the 2018 Share Plan, and (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares.

(4)
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership) (鄭州旭豐嘉遠智能網聯企業管理中心(有限合夥)), or Zhengzhou Xufeng, holds 92.4% partnership interest in Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership) (北京旭豐致遠智能科技合夥企業(有限合夥)), or Beijing Xufeng. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin Enterprise Management Consulting Co., Ltd. (鄭州旭新企業管理諮詢有限公司), or Zhengzhou Xuxin. Zhengzhou Xuxin is wholly owned by Yutong. Yutong is owned as to 85% by Zhengzhou Tongtai Zhihe Enterprise Management Center (Limited Partnership) (鄭州通泰志合企業管理中心(有限合夥)), or Tongtai Zhihe. The general partner of Tongtai Zhihe is Zhengzhou Tongtai Hezhi Management Consulting Co., Ltd. (鄭州通泰合智管理諮詢有限公司), or Tongtai Hezhi. Tongtai Hezhi is owned as to 52% by Mr. Yuxiang Tang (湯玉祥), or Mr. Tang. As such, Zhengzhou Xufeng is deemed to be interested in the Class A Ordinary Shares held by Beijing Xufeng under the SFO, and each of Mr. Tang, Tongtai Hezhi, Tongtai Zhihe, Yutong, and Zhengzhou Xuxin is deemed to be interested in the Class A Ordinary Shares held by Zhengzhou Xufeng and Beijing Xufeng under the SFO.

(5)
Alliance Ventures B.V., or Alliance Ventures, is owned as to 40% by Renault s.a.s. and as to 40% by Nissan Motor Co., Ltd. (a company listed on Tokyo Stock Exchange (ticker symbol: 7201)), or Nissan. Renault s.a.s. is wholly owned by Renault S.A. (a company listed on Euronext Paris Stock Exchange (ticker symbol: RNO)), or Renault. As such, each of Renault, Renault s.a.s., and Nissan is deemed to be interested in the Class A Ordinary Shares held by Alliance Ventures under the SFO.

(6)
Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. are exempted limited partnerships registered under the laws of the Cayman Islands. Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P., whereas Qiming

Corporate GP V, Ltd. is the general partner of Qiming GP V, L.P. and Qiming Managing Directors Fund V, L.P.. As such, Qiming Corporate GP V, Ltd. is deemed to be interested in the Class A Ordinary Shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. under the SFO.
(7)
Humber Partners is wholly owned by Dr. Li. As such, Dr. Li is deemed to be interested in the Class A Ordinary Shares and Class B Ordinary Shares held by Humber Partners under the SFO.

(8)
XHL is wholly owned by Dr. Han. As such, Dr. Han is deemed to be interested in the Class B Ordinary Shares held by XHL under the SFO.

THL is owned as to 51% by XHL and as to 49% by Trident Trust Company (South Dakota) Inc., or Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries. As such, each of Dr. Han, XHL, and Trident is deemed to be interested in the Class B Ordinary Shares held by THL under the SFO.
For persons who will be, directly or indirectly, interested in 10% or more of the issued voting shares of any other member of our Group, see “Appendix IV—Statutory and General Information—C. Further Information about Our Directors and Substantial Shareholders—3. Disclosure of Interests—(c) Interests of substantial shareholders of any other member of our Group.”

DIRECTORS AND SENIOR MANAGEMENT
BOARD OF DIRECTORS
Immediately following the completion of the [REDACTED], our Board will comprise seven Directors, including two executive Directors, two non-executive Directors, and three independent non-executive Directors.
The table below sets out certain information of our Directors.
Name	Age	Position	Time of appointment as director	Time of joining our Group	Responsibilities
Executive Directors
Dr. Tony Xu Han (韓旭)	49	Chairman of our Board, executive Director and CEO	February 2018	March 2017	Overseeing the overall executive and business direction and management of our Group
Dr. Yan Li (李岩)	51	Executive Director and CTO	December 2018	March 2017	Overseeing the research and development and technology development of our Group
Non-executive Directors
Mr. Kazuhiro Doi	65	Non-executive Director	April 2025	April 2025	Participating in formulating the corporate and business strategies of our Group
Mr. Jean-François Salles	57	Non-executive Director	March 2025	March 2025	Participating in formulating the corporate and business strategies of our Group
Independent Non-executive Directors
Ms. Huiping Yan	59	Independent non-executive Director	October 2024	October 2024	Supervising and providing independent judgment to our Board
Mr. David Zhang (張彤)	62	Independent non-executive Director	October 2024	October 2024	Supervising and providing independent judgment to our Board
Dr. Tony Fan-cheong Chan	73	Independent non-executive Director	[REDACTED]	[REDACTED]	Supervising and providing independent judgment to our Board
Executive Directors
Dr. Tony Xu Han (韓旭), aged 49, founded our Company and currently serves as chairman of our Board, executive Director, and CEO. Prior to founding our Company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vision and machine learning. He worked as the chief scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU, HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in the United

States in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in the United States in 2008.
Dr. Yan Li (李岩), aged 51, co-founded our Company and currently serves as our executive Director and CTO. Prior to co-founding our Company, Dr. Li served as the Director of Engineering of UCAR Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.), where he was responsible for developing machine learning algorithms for user growth and ads. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University in 1997, master’s degree in computer science from Tsinghua University in 1999, and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009.
Non-executive Directors
Mr. Kazuhiro Doi, aged 65, has served as our Director since April 2025. Since joining Nissan Motor Co. Ltd. in 1985, Mr. Doi has held various positions of increasing responsibility, including the Alliance global director from 2014 to 2020, the corporate vice president from 2020 to March 2025, and the head of the Nissan Research Center since 2014. He has been a corporate executive of Nissan Motor Co., Ltd. since April 2025. Mr. Doi received his master’s degree in engineering from Keio University in Japan in 1985.
Mr. Jean-François Salles, aged 57, has served as our Director since March 2025. Mr. Salles currently serves as the Vice President of Partnerships at Renault Group, a position he has held since 2023. Prior to that, Mr. Salles served as Global Vice President of Supply Chain at the Renault Group from 2019 to 2023, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain. Mr. Salles first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015. Mr. Salles received his Master of Science degree in Manufacturing and Engineering at Ecole Centrale Paris in 1992.
Independent Non-executive Directors
Ms. Huiping Yan, aged 59, has served as our Director since October 2024. Ms. Yan has served as the chief financial officer of ZTO Express (Cayman) Inc. (NYSE: ZTO, HKEX: 2057) since May 2018 and was the vice president of finance there from January 2018 to May 2018. Before that, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including approximately two years at Zhejiang Cainiao Supply Chain Management Co., Ltd., the logistics arm of Alibaba Group Holdings Limited (NYSE: BABA, HKEX: 9988), and over four years at Home Inns & Hotels Management Inc. (currently known as Homeinns Hotel Group), a leading economy hotel chain in China. Prior to that, Ms. Yan spent approximately nine years at General Electric Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai Foreign Language Institute (currently known as Shanghai International Studies University), where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in the United States in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).
Mr. David Zhang (張彤), aged 62, has served as our Director since October 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Mr. Zhang had been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, from which he retired in 2024. Prior to joining Kirkland & Ellis International LLP in 2011, Mr. Zhang was a partner of Latham & Watkins LLP for eight years. Mr. Zhang is an independent non-executive director of Fosun International Limited (HKEX: 00656), a global innovation-driven consumer group; a non-executive director of Noah Holdings Private Wealth and Asset Management Limited (NYSE:

NOAH and HKEX: 6686), a leading wealth management service provider; and an independent director of Morgan Stanley Securities (China) Co., Ltd. He is a member of the Board of Trustees of Tulane University. Mr. Zhang earned his juris doctor degree from Tulane University Law School in the United States in 1991.
Dr. Tony Fan-cheong Chan, aged 73, was appointed as an independent non-executive Director with effect from the [REDACTED]. Dr. Chan served as the president of the King Abdullah University of Science and Technology (KAUST) from September 2018 to August 2024. Prior to that, he was the President of the Hong Kong University of Science and Technology from September 2009 to August 2018. He served as the assistant director of the Mathematical and Physical Sciences Directorate at the US National Science Foundation from 2006 to 2009. Between 1978 and 1979, he pursued postdoctoral research at California Institute of Technology as a research fellow and was an associate professor in computer science at Yale University between 1979 and 1986. In 1986, he joined the University of California, Los Angeles as a professor of the Department of Mathematics. Dr. Chan has been serving as an independent non-executive director of Hanison Construction Holdings Limited (HKEX: 00896) and Hutchison Port Holdings Management Pte. Limited (SGX: NS8U) since April 2023. Dr. Chan has served on the editorial boards of many journals in mathematics and computing, including SIAM Review, SIAM Journal of Scientific Computing, and the Asian Journal of Mathematics, and is one of the three editors-in-chief of Numerische Mathematik. He is also an elected member of the U.S. National Academy of Engineering. He formerly served on the NSF Mathematical and Physical Sciences Advisory Committee and the U.S. National Committee on Mathematics. Dr. Chan received his master’s degree in aeronautics from the California Institute of Technology in the United States in June 1973, and his Ph.D. in computer science from Stanford University in the United States in June 1978.
SENIOR MANAGEMENT
Immediately following the completion of the [REDACTED], our senior management will comprise five members.
The table below sets out certain information of our senior management.
Name	Age	Position	Time of appointment as senior management	Time of joining our Group	Responsibilities
Dr. Tony Xu Han (韓旭)	49	CEO	April 2017	March 2017	Overseeing the overall executive and business direction and management of our Group
Dr. Yan Li (李岩)	51	CTO	March 2017	March 2017	Overseeing the research and development and technology development of our Group
Dr. Hua Zhong (鍾華)	49	Senior vice president	March 2017	March 2017	Overseeing the engineering and L4 technology development of our Group
Ms. Jennifer Xuan Li (李璇)	37	CFO and Head of International	November 2020	November 2020	Overseeing capital markets, investor relations, finance, international business, and public relations of our Group
Dr. Qingxiong Yang (楊慶雄)	44	Vice president	April 2021	April 2021	Overseeing the research and development of our robosweeper

Dr. Tony Xu Han (韓旭) is our CEO. For details of his biography, see “—Board of Directors” in this section.
Dr. Yan Li (李岩) is our CTO. For details of his biography, see “—Board of Directors” in this section.
Dr. Hua Zhong (鍾華), aged 49, has served as our senior vice president since our inception. Prior to joining our Company, Dr. Zhong was a principal engineer at Ucar Inc. Prior to that, Dr. Zhong worked at Google as well as Siemens. Dr. Zhong previously worked at Microsoft Research Asia, where he was mainly responsible for computer vision and machine learning research and development. Dr. Zhong received his bachelor’s degree in computer science from Tsinghua University in 2000, and Ph.D. in computer science from Carnegie Mellon University in the United States in 2008.
Ms. Jennifer Xuan Li (李璇), aged 37, joined our Company in 2020, and currently serves as our CFO and Head of International. Prior to joining our Company, Ms. Li served as the investment director of SenseTime Group Inc. (HKEX: 0020) from 2018 to 2020, where she was responsible for capital raising and strategic investments in high-tech sectors. From 2015 to 2018, Ms. Li worked as the strategic Investment director of Baidu, where she was responsible for AI and mobile-related investments. Ms. Li previously worked at the investment banking division of Deutsche Bank and at UBS. Ms. Li received her double bachelor’s degrees in computer science and business management from Nanyang Technological University in Singapore.
Dr. Qingxiong Yang (楊慶雄), aged 44, has served as our vice president since 2021. Prior to joining our Company, Dr. Yang served as the chief executive officer of MoonX.AI from 2018 to 2021. Dr. Yang worked as senior director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an assistant professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016. Dr. Yang received his bachelor’s degree in electrical engineering and information science from the University of Science and Technology of China in 2004, and Ph.D. in electrical and computer engineering from the University of Illinois at Urbana-Champaign in the United States in 2010.
INTERESTS OF OUR DIRECTORS AND SENIOR MANAGEMENT
Save as otherwise disclosed in this document, to the best knowledge, information and belief of our Directors having made all reasonable enquiries, as of the Latest Practicable Date:
(a)
none of our Directors and senior management has held any other directorship in any public company the securities of which are listed on any securities market in Hong Kong or overseas during the three years immediately preceding the date of this document;

(b)
none of our Directors and senior management was related to other Directors and senior management;

(c)
save as disclosed in “Appendix IV—Statutory and General Information,” none of our Directors and chief executive held any interest in the shares and underlying shares of our Company and our associated corporations which should be disclosed pursuant to Part XV of the SFO; and

(d)
there was no other matter with respect to the appointment of our Directors that needs to be brought to the attention of our Shareholders, and there was no information relating to our Directors that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

CONFIRMATION FROM OUR DIRECTORS
Each of our Directors confirms that he or she (i) has obtained the legal advice referred to under Rule 3.09D of the Listing Rules and (ii) understands his or her obligations as a director of a [REDACTED].
Each of our independent non-executive Directors has confirmed (i) his/her independence as regards each of the factors referred to in Rules 3.13(1) to (8) of the Listing Rules, (ii) he/she had no past or present financial or other interest in the business of our Company or our subsidiaries or any connection with any core connected person of our Company as of the Latest Practicable Date, and (iii) that there have been no other factors that might affect his/her independence at the time of his/her appointment.
Each of our Directors confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which competes or is likely to compete, either directly or indirectly, with our business which would require disclosure under Rule 8.10 of the Listing Rules.

From time to time our non-executive Directors may serve on the boards of both private and public companies within the broader autonomous driving sector. However, as these non-executive Directors are neither our single largest group of Shareholders nor members of our executive management team, we do not believe that their interests in such companies as directors would render us incapable of carrying on our business independently from the other companies in which they may hold directorships from time to time.
REMUNERATION OF OUR DIRECTORS AND SENIOR MANAGEMENT
For details of the service agreements we entered into with our Directors, see “Appendix IV—Statutory and General Information—C. Further Information about Our Directors and Substantial Shareholders—1. Particulars of Directors’ Service Agreements.”
The aggregate amount of remuneration of our Directors for the three years ended December 31, 2024 and the six months ended June 30, 2025 amounted to RMB66.2 million, RMB474.3 million, RMB411.8 million, and RMB40.6 million, respectively.
Under the current compensation arrangement, we estimate the total compensation before taxation, excluding share-based compensation, to be accrued to our Directors for the year ending December 31, 2025 to be approximately RMB14.1 million. The actual remuneration of our Directors in 2025 may be different from the expected remuneration set out above.
Save as disclosed above, no other payments have been paid, or are payable, by our Group to our Directors or the five highest paid individuals during the Track Record Period. No remuneration was paid by our Company to, or receivable by, our Directors or the five highest paid individuals as an inducement to join or upon joining our Company, or as compensation for loss of office in connection with the management positions of any member of our Group. During the Track Record Period, none of our Directors waived any emoluments.
JOINT COMPANY SECRETARIES
Ms. Liang Wang (王亮) was appointed as a joint company secretary of our Company in February 2025. Ms. Wang joined our Company in 2022 and currently serves as the head of legal department. Prior to joining our Company, she worked as a lawyer and partner at Commerce & Finance Law Offices from 2017 to 2022, and as a lawyer at Zhong Lun Law Firm from 2013 to 2017. Ms. Wang received her bachelor’s and master’s degrees in law from China University of Political Science and Law.
Ms. Anne Yu (余安妮) was appointed as a joint company secretary of our Company in February 2025. Ms. Yu is an assistant manager of SWCS Corporate Services Group (Hong Kong) Limited and has over 20 years of experience in corporate secretarial and corporate governance field. Ms. Yu currently acts as the company secretary of several companies listed on the Main Board of the Stock Exchange. Ms. Yu received her bachelor’s degree from University of Huddersfield in the United Kingdom and a Master of Law degree from The University of Law in the United Kingdom. Ms. Yu is a Chartered Secretary, Chartered Governance Professional, and an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. Ms. Yu also holds a Practitioner’s Endorsement from The Hong Kong Chartered Governance Institute.
2018 SHARE PLAN
In June 2018, we adopted the 2018 Share Plan, which was amended and restated in July 2024. See “Appendix IV—Statutory and General Information—D. 2018 Share Plan” for a summary of the principal terms and further information of the participants of the 2018 Share Plan.
CORPORATE GOVERNANCE
We have established four Board committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee. Our Board committees operate in accordance with the terms of reference established by our Board.
Audit Committee
Our Audit Committee will comply with Rule 3.21 of the Listing Rules and the Corporate Governance Code upon the [REDACTED]. The primary duties of our Audit Committee include, among others, reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, reviewing and approving all proposed related party transactions, overseeing the audit process, and performing other duties and responsibilities assigned by our Board. Upon the [REDACTED], our Audit Committee will comprise three independent non-executive Directors, namely Ms. Huiping Yan, Mr. David Zhang (張彤), and Dr. Tony Fan-cheong Chan, with Ms. Yan serving as the chairperson. Our Board has determined that each of Ms. Yan, Mr. Zhang, and Dr. Chan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the U.S. Exchange Act. Ms. Yan has the appropriate accounting or related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules and qualifies as an “audit committee financial expert” in accordance with the rules and regulations of the SEC.
Compensation Committee
Our Compensation Committee will comply with Rule 3.25 of the Listing Rules and the Corporate Governance Code upon the [REDACTED]. The primary duties of our Compensation Committee include, among others, making recommendations to our Board on our policy and structure for the remuneration of all Directors and senior management, reviewing and approving remuneration proposals with reference to our Board’s corporate goals and objectives, and performing other duties and responsibilities assigned by our Board. Upon the [REDACTED], our Compensation Committee will comprise one executive Director and three independent non-executive Directors, namely Mr. David Zhang (張彤), Dr. Han, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson.
Nomination Committee
Our Nomination Committee will comply with Rule 3.27A of the Listing Rules and the Corporate Governance Code upon the [REDACTED]. The primary duties of our Nomination Committee include, among others, reviewing the structure, size and composition of our Board, assisting our Board in maintaining a board skill matrix, assessing the independence of our independent non-executive Directors, selecting and recommending to our Board nominees for election by our Shareholders or appointment by our Board, and performing other duties and responsibilities assigned by our Board. Upon the [REDACTED], our Nomination Committee will comprise one executive Director and three independent non-executive Directors, namely Mr. David Zhang (張彤), Dr. Han, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson.
Corporate Governance Committee
Our Corporate Governance Committee will comply with Rules 8A.30 and 8A.31 of the Listing Rules and the Corporate Governance Code upon the [REDACTED]. The primary duties of our Corporate Governance Committee include, among others, developing and reviewing our policies and practices on corporate governance and making recommendations to our Board, ensuring that our Company is operated and managed for the benefit of all Shareholders, ensuring compliance with the Listing Rules and safeguards relating to our WVR structure, and performing other duties and responsibilities assigned by our Board. Upon the [REDACTED], our Corporate Governance Committee will comprise three independent non-executive Directors, namely Mr. David Zhang (張彤), Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson.
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code, the duties of our Corporate Governance Committee as set out in its terms of reference include:
(a)
to develop and review our Company’s policies and practices on corporate governance and make recommendations to our Board;

(b)
to review and monitor the training and continuous professional development of Directors and senior management;

(c)
to review and monitor our Company’s policies and practices on compliance with legal and regulatory requirements;

(d)
to develop, review, and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)
to review our Company’s compliance with the Corporate Governance Code and disclosure in the corporate governance report;

(f)
to review and monitor whether our Company is operated and managed for the benefit of all of our Shareholders;

(g)
to confirm, on an annual basis, that our WVR Beneficiaries have been members of our Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not our WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18, and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to our Board on any matter where there is a potential conflict of interest between our Company, our subsidiary and/or Shareholders (considered as a group) on one hand and any WVR Beneficiary on the other;

(j)
to review and monitor all risks related to our WVR structure, including connected transactions between our Company and/or our subsidiary on one hand and any WVR Beneficiary on the other and make a recommendation to our Board on any such transaction;

(k)
to make a recommendation to our Board as to the appointment or removal of the Compliance Advisor;

(l)
to seek to ensure effective and ongoing communication between our Company and our Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(m)
to report on the work of our Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of its terms of reference; and

(n)
to disclose, on a comply or explain basis, its recommendations to our Board in respect of the matters in items (i) to (k) above in the report referred to in item (m) above.

Pursuant to Rule 8A.32 of the Listing Rules, the corporate governance report prepared by our Company for inclusion in our interim and annual reports after [REDACTED] will include a summary of the work of our Corporate Governance Committee for the relevant period.
Role of our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of an independent non-executive director of a listed issuer with a WVR structure must include but is not limited to the functions described in code provisions C.1.2, C.1.6, and C.1.7 in Part 2 of the Corporate Governance Code. The functions of our independent non-executive Directors include:
(a)
to participate in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments, and standards of conduct;

(b)
to take the lead where potential conflicts of interests arise;

(c)
to serve on the Audit Committee, the Compensation Committee, the Nomination Committee, the Corporate Governance Committee, and other governance committees, if invited;

(d)
to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitor performance reporting;

(e)
to give our Board and any committees on which they serve the benefit of their skills, expertise, and varied backgrounds and qualifications through regular attendance and active participation;

(f)
to make a positive contribution to the development of our Company’s strategy and policies through independent, constructive and informed comments; and

(g)
to attend general meetings and develop a balanced understanding of the views of our Shareholders.

Corporate Governance Code
Our Company is committed to achieving high standards of corporate governance with a view to safeguarding the interests of our Shareholders. To accomplish this, our Company intends to comply with the Corporate Governance Code after the [REDACTED] save for the matter disclosed below.
Pursuant to code provision C.2.1 in Part 2 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from, the requirement that the roles of chairman and chief executive should be separate and should not be performed by the same individual. We do not have separate chairman of our Board and CEO, and Dr. Han currently performs these two roles. Our Board believes that vesting the roles of both the chairman of our Board and CEO in the same person has the benefit of ensuring consistent leadership within our Group and enabling more effective and efficient overall strategic planning and execution of strategic initiatives for our Group. Our Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable our Company to make and implement decisions promptly and effectively. Our Board will continue to review and consider splitting the roles of the chairman of our Board and CEO at a time when it is appropriate taking into account the circumstances of our Group as a whole.
Diversity Policy
We are committed to promoting diversity within our Company to the extent practicable by taking into consideration a number of factors in respect of our corporate governance structure. We have adopted a diversity policy which sets out the objective and approach for achieving and maintaining the diversity of our Board and our workforce (including senior management). In accordance with the diversity policy, we seek to achieve board diversity by taking into account a number of factors, including but not limited to gender, age, ethnicity, culture and educational background, professional experience, skills, knowledge and length of service. The ultimate selection of Board candidates will be based on merit and potential contribution to our Board having due regard to the benefits of diversity on our Board and also the specific needs of our Company without focusing on a single diversity aspect. We are also committed to promoting diversity within our workforce (including senior management) to enhance the effectiveness of our corporate governance as a whole.
Our Directors have a balanced mix of knowledge and skills, including overall management and strategic development as well as knowledge and experience in areas such as computer vision, machine learning, autonomous driving, capital raising, strategic investments, technical engineering, strategic leadership, accounting, tax, financial management, legal practice, and mathematics. They obtained degrees in various fields including communication engineering, electrical engineering, computer science, business administration, English literature and linguistics, accounting, law, and aeronautics. Furthermore, our Board has a diverse age and gender representation with one female Director and six male Directors ranging from 49 years old to 73 years old.
After the [REDACTED], we will from time to time discuss and agree on expected goals to ensure diversity, and review and, where necessary, update the diversity policy to ensure its continued effectiveness. We will report on the implementation of the diversity policy in our corporate governance report on an annual basis.
COMPLIANCE ADVISOR
We have appointed Rainbow Capital (HK) Limited as our Compliance Advisor pursuant to Rules 3A.19 and 8A.33 of the Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the Listing Rules and applicable laws and regulations. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Advisor will advise our Company in certain circumstances, including:
(a)
before the publication of any regulatory announcement, circular or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues, sales or transfers of treasury shares, and share repurchases;

(c)
where we propose to use the [REDACTED] from the [REDACTED] in a manner different from that detailed in this document or where our business activities, developments or results deviate from any forecast, estimate or other information in this document;

(d)
where the Stock Exchange makes an inquiry to our Company under Rule 13.10 of the Listing Rules;

(e)
the WVR structure;

(f)
transactions in which any WVR Beneficiary has an interest; and

(g)
where there is a potential conflict of interest between our Company, our subsidiary and/or Shareholders (considered as a group) on one hand and any WVR Beneficiary on the other.

Pursuant to the Note to Rule 3A.24 of the Listing Rules, the Compliance Advisor must, on a timely basis, inform our Company of any amendment or supplement to the Listing Rules and any new or amended laws and regulations in Hong Kong applicable to us.
The term of appointment of the Compliance Advisor will commence on the [REDACTED]. Pursuant to Rule 8A.33 of the Listing Rules, our Company is required to appoint a compliance advisor on a permanent basis.